Form 20-F
period 2003-12-31
ENTOURAGE MINING LTD
filed 2004-07-01
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ENTOURAGE MINING LTD.

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934, for the fiscal year ended: December 31, 2003

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934, for the transition period from

ENTOURAGE MINING LTD.
(Exact name of registrant as specific in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

525 Seymour Street Suite 212
Vancouver, British Columbia, Canada V6B 3H7
(Address of principal executive offices, including Postal Code)

Registrant's area code and telephone number: 778-893-4471

Securities to be registered pursuant to Section 12(g) of the Act: None

Title of each class: Common Stock without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report - 15,130,005 shares of common stock

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒   YES ☐  NO

Indicate by check mark which financial statement item the registrant has elected to follow:
☐  ITEM 17    ☒   ITEM 18

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
☒   YES ☐  NO

EXHIBIT INDEX BEGINS ON PAGE  48

ITEM 1.         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.         KEY INFORMATION

A.         SELECTED FINANCIAL DATA

Selected Consolidated Financial Data

              The selected historical data presented below has been derived from our financial statements. The financial statements for the periods ending December 31,2003, 2002, 2001, 2000 and 1999. have been audited Morgan & Company, Chartered Accountants.

              Our financial statements are presented in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

              The following table summarizes certain financial information and should be read in conjunction with the financial information in Item 5. We have not declared a dividend during the three months ended March 31, 2004 or the five years ended December 31, 2003, 2002, 2001, 2000 and 1999. There were no fluctuations in revenues and net income (loss) between the periods stated in the table below since we were inoperative during the applicable years. For the reasons set forth herein the information shown below may not be indicative of our future results of operation.

Condensed Statements of Operations for the three months ended March 31, 2003 and the five years ended December 31, 2003:

	For the three months
	ended March 31,		For the years ended December 31

	2004	2003	2003	2002	2001	2000	1999
PER U.S. GAAP
Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(37,719)	(24,747)	(319,515)		(58,749)	(66,855)	(70,046)
Loss per share	(0.01)	(0.01)	(0.04)	(0.01)	(0.01)	(0.01)	(0.01)

Note: Diluted loss per share has not been presented as the effect on basic loss per share would be anti-dilutive.

Condensed Balance Sheet Information for the three months ended March 31, 2004 and the five years ended December 31, 2003

	As at March 31,		As at December 31,
	2004	2003	2003	2002	2001	2000	1999
PER U.S. GAAP
Total Assets	23,972	186,546	106,702	Nil	3,986	3,870	2,829
Net Working Capital (Deficit)	-239,583	-186,546	-230,498	-161,799	-303,042	-244,293	-177,438
Shareholders' Deficiency	-239,583	-186,546	-230,498	-161,799	-303,042	-244,293	-177,438
Weighted Average Number	15,732,889	9,130,005	9,127,950	5,380,005	5,380,005	5,380,005	5,380,005

Exchange Rates

              The following table sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31, the average rates for the period. Exchange rates are also disclosed for the preceding six monthly periods.

Months	C$ to US$
Jan 04	1.296
Feb 04	1.329
Mar 04	1.328
Apr 04	1.342
May 04	1.378
June 04	1.358

Years Ending	C$ to US$
Dec 2003	1.401
Dec 2002	1.570
Dec 2001	1.548
Dec 2000	1.485
Dec 1999	1.486

              For purposes of this table, the rate of exchange means the noon buying rate from the Ban of Canada. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

              The exchange rate was $1.31 on March 31, 2004. The above information was obtained from the Bank of Canada and we believe closely approximate the rates certified for customs purposes by the Federal Reserve Bank in New York.

B.         CAPITALIZATION AND INDEBTEDNESS

              Not Applicable

C.         REASON FOR THE OFFER AND USE OF PROCEEDS

              Not applicable

D.         RISK FACTORS

              Because our auditors have issued a going concern opinion and because our officers and directors will not loan any money to us, we may not be able to achieve our objectives and may have to suspend or cease operations. Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. Because our officers and directors, at present, are unwilling to loan or advance any additional capital to us, we believe that if we do not raise additional capital, we may have to suspend or cease operations within six months.

              Because the probability of an individual prospect ever having reserves is extremely remote, in all probability our properties do not contain any reserves, and any funds spent on exploration will be lost. Looking for mineralized material below the surface of the earth is very speculative. While equipment can detect mineralized material beneath the surface of the earth, the detection devices can not determine the type of mineralized material. The type of mineralized material can only be determined by extracting it from the ground. The likelihood of taking an unexplored piece of land and finding mineralized material is improbable. The likelihood of locating a valuable reserve is remote. Because the probability of an individual prospect ever having reserves is extremely remote, in all probability our properties do not contain any reserves, and any funds spent on exploration will be lost.

              We lack an operating history and have losses that we expect to continue into the future. As a result, we may have to suspend or cease operations. We were incorporated in June 1995 and we just begun our proposed business operations and have not realized any revenues in the last 5 years. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $958,486 as of December 31, 2003 and $996,205 as of March 31, 2004. Our ability to achieve and maintain profitability and positive cash flow is dependent upon

*	our ability to locate, explore and develop a profitable mineral property
*	our ability to generate revenues
*	our ability to reduce exploration costs.

Based upon current plans, we expect to incur operating losses in future periods. We have not generated any revenues from our operations and we don't anticipate any in the foreseeable future. This will happen because there are expenses associated with the research and exploration of our mineral properties. We may not guarantee we will be successful in generating revenues in the future. Failure to generate revenues will cause us to go out of business.

              Because only one of our directors, John R. Poloni, has technical training or experience in exploring for, starting, and operating a mine, we will have to hire qualified personnel. If we cannot locate qualified personnel, we may have to suspend or cease operations that will result in the loss of your investment. Only one of our directors, John R. Poloni has experience with exploring for, starting, and operating a mine. None of our officers have any technical training or experience in exploring for, starting, and operation a mine. As such, we will have to hire qualified persons to perform surveying, exploration, and excavation of our properties. The two other officers and directors, Hart and Kennedy, have no direct training or experience in these areas and as a result may not be fully aware of many of the specific requirements related to working within the industry. Their decisions and choices may not take into account standard engineering or managerial approaches, mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result we may have to suspend or cease operations that will result in the loss of your investment.

              We have no known mineral reserves. Without mineral reserves we can not generate income and if we cannot generate income we will have to cease operations which result in the loss your investment. We have no known mineral reserves. Without mineral reserves, we have nothing to economically remove. If we have nothing to economically remove from the property, we cannot generate income and if we cannot generate income we will have to cease operation that will result in the loss of your investment.

              Weather interruptions in the Yukon Territory may delay our proposed exploration operations which will extend the time revenues will not be generated and you could lose your investment. Our proposed exploration work can only be performed approximately four to five months out of the year. This is because rain and snow cause travel to our claims to be difficult during seven to eight months of the year. During winter, we are unable to conduct exploration operations on our property. This will delay exploration and subsequent removal of any mineralized material, should any be discovered. As a result of the delay in removing mineralized material, no revenue will be generated by us and you could lose your investment.

              Because we are small and do not have much capital, we must limit our exploration and as a result may not find any minerals. Without any minerals, we cannot generate revenues and you will lose your investment. Because we are small and do not have much capital, we must limit our exploration. Because we may have to limit our exploration, we may not find any minerals, even though our properties may contain mineralized material. Without any minerals we cannot generate revenues and you will lose your investment.

              Because Messrs., Poloni and Hart have other outside business activities and will only be devoting 10% of their time to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of exploration. Only Mr. Kennedy devotes 100% of his time to the operations of the Company. Because Messrs., Poloni and Hart, have other outside business activities and will only be devoting 10% of their time to our operations, our operations may be sporadic and occur at times which are convenient to Messrs., Poloni, and Hart. Only Mr. Kennedy devotes 100% of his time to our operations and as a result, exploration of our properties may be periodically interrupted or suspended.

              Because title to our properties are held in the name of another entity, if it transfers our properties to someone other than us, we will cease operations and you will lose your investment. Title to our properties are not held in our name. Title to our properties is recorded in the name of Expatriate Resources Ltd. Under the terms of an agreement dated November 13, 2002, we are entitled to earn a 60% interest in the properties provided we pay Expatriate Resources Ltd. a total $90,000 and spend a total $500,000 on the properties and pay YK Group $60,000 by November 1, 2007. To date, none of the $90,000 has been paid. If Expatriate Resources Ltd. transfers our properties or our interest to a third person, the third person will obtain title or the interest designated for us and we will have nothing. We are not entitled to any notice by Expatriate Resources if they decided to sell the properties or our contractual interest. If Expatriate does sell the properties or our interest therein, we will be harmed in that we will not own any properties or interests in the properties and we will have to cease operations and you will lose your investment.

              We may not have access to all of the supplies and materials we need to begin exploration that could cause us to delay or suspend operations. Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as dynamite, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. Our exploration efforts will be continued on the receipt of further funding. Once further funding is obtained we will attempt to locate products, equipment and materials. If we cannot find the products and equipment we need we will have to suspend our exploration plans until we do find the products and equipment we need. Suspension or operations will result in the generation of revenues.

              Although our stock trades on the OTC Bulletin Board there is no guarantee of liquidity and you may not be able to resell your stock Although our stock trades on the OTC Bulletin Board there is no guarantee of liquidity and reselling your stock may be difficult.

              Because our securities are subject to penny stock rules, you may have difficulty reselling your shares. Our shares as penny stocks are covered by Section 15(g) of the Securities Exchange Act of 1934 which imposes additional sales practice requirements on broker/dealers who sell the Company's securities including the delivery of a standardized disclosure document; disclosure and confirmation of quotation prices; disclosure of compensation the broker/dealer receives; and, furnishing monthly account statements. For sales of our securities, the broker/dealer must make a special suitability determination and receive from its customer a written agreement prior to making a sale. The imposition of the foregoing additional sales practices could adversely affect a shareholder's ability to dispose of his stock.

              Because all of our assets and our officers and directors are located outside the United States of America, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors. All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada and other jurisdictions would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in Canada or other jurisdictions against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

              We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors. Since PFIC status will be determined by us on an annual basis and will depend on the composition of our income and assets from time to time (as further discussed below), we cannot assure you that we will not be considered a PFIC for any taxable year. Such a characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. In particular, absent an election described below, a U.S. investor would be subject to U.S. federal income tax at ordinary income tax rates, plus a possible interest charge, in respect of gain derived from a disposition of our shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our shares would not be available upon the death of an individual shareholder. For this reason, if we are treated as a PFIC for any taxable year and you are a U.S. investor, you may desire to make an election to treat us as a "qualified electing fund" with respect to your shares (a "QEF election"), in which case you will be required to take into account a pro-rata share of our earnings and net capital gain for each year, regardless of whether we make any distributions to you. As an alternative to the QEF election, a U.S. investor may be able to make an election to "mark-to-market" our shares each taxable year and recognize ordinary income pursuant to such election based upon increases in the value of our shares. We will be classified as a PFIC for U.S. federal income tax purposes if 50% or more of our assets, including goodwill (based on an annual quarterly average), are passive assets, or 75% or more of our annual gross income is derived from passive assets. The calculation of goodwill will be based, in part, on the then market value of our common shares, which is subject to change. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering.

              Because we may issue additional shares of common stock in public offerings or private placements, your ownership interest is us may be diluted. Because we may issue shares of common stock in public offerings or private placements in order to raise capital for our operations, your ownership interest may be diluted which results in your percentage of ownership in us decreasing.

ITEM 4.         INFORMATION ON THE COMPANY

A.         HISTORY AND DEVELOPMENT OF THE COMPANY

              Our Registered Office in British Columbia is located at 1111 West Hastings Street, Suite 708, Vancouver, British Columbia V6E 2J3. Our head office and principal office is located at 212-525 Seymour Street, Vancouver, British Columbia V6B 3H7.

              We were originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd.

              On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

              We have one subsidiary company, Entourage USA Inc., located at 6121 Lakeside Drive, Suite 260, Reno, Nevada 89511. The subsidiary company will seek mineral prospects in the United States.

B.         BUSINESS OVERVIEW

              We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have entered into an option agreement to acquire a 60% interest in the Finlayson Properties consisting of 2,626 un-surveyed quartz claims described below and intend to seek and acquire additional properties worthy of exploration and development.

              We are an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the property, and further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

General

              We were incorporated in the Province of British Columbia on June 16, 1995 as Entourage Holdings Ltd. On June 25, 1996, we changed our name to Entourage Mining Ltd. We changed our name because we wanted our name to reflect the business sector we intended to operate in.

              We are engaged in the acquisition and exploration of mining properties. Our Registered Office in British Columbia is located at 1111 West Hastings Street, Suite 708, Vancouver, British Columbia V6E 2J3. Our head office and principal office is located at 525 Seymour Street, Vancouver, British Columbia V6B 3H7. Our telephone number is (778)-893-4471. Our offices today are shared with another mining company and our rent is $668.75 per month.

              Entourage Mining Ltd. has no plans to change its business activities or to combine with another business, and is not aware of any events or circumstances that might cause its plans to change.

Background and Agreements

              In March 2003, we entered into an agreement with the YK Group, a syndicate of unrelated third party comprised of Paul Shatzko, Maryl Shatzko, Carl Verley, Shirley Verley, William Weston and Margaret Weston, to acquire YK Group's interest in an option agreement dated November 13, 2002, entered into between the YK Group and Expatriate Resources Ltd. Upon the payment of $60,000 and delivery of 6,000,000 common restricted shares of our common stock, the YK Group will assign its interest to us in the November 13, 2002 option agreement. On April 26, 2003, our shareholders approved the agreement and as of May 17, 2003 we became obligated to perform the YK Group's obligations under the terms of the November 13, 2002 option agreement.

              As of the date hereof, we have paid $ -0- of the $60,000 due the YK Group and on May 17, 2003, we issued the 6,000,000 shares of common stock to the YK Group. As of today's date we have received an assignment of YK Group's interest in the option agreement although we have not paid the YK Group $60,000.

              Under the terms of our agreement with the YK Group, we are obligated to pay to the YK Group CDN$60,000 sixty days after Entourage is financed and as of today's date the $60,000 remains unpaid.

              We issued the 6,000,000 shares of common stock to the individuals named below the in the amounts set forth opposite their names:

Paul Shatzko	1,000,000
Maryl Shatzko	1,000,000
Carl Verley	1,000,000
Shirley Verley	1,000,000
William P. Weston	1,500,000
Margaret M. Weston	500,000

              Under British Columbia law, the shares may not be resold for a period of four months from the date of issue, which date has now passed .

              As of today's date we have raised $219,450 that was expended in our fall 2003 exploration season and for general working capital purposes; the Company has not yet paid the YK Group the $60,000-. We do not have to pay YK Group until we finance Entourage, which may never occur.

              By assuming YK Group's obligations under the option agreement and subject to the performance of the terms and conditions of the option agreement, we may acquire a 60% interest in and to the Finlayson Properties. The Finlayson Properties contain two thousand six hundred twenty six (2626) un-surveyed mining claims in the Watson Lake Mining District and the Whitehorse Mining District, in the Yukon Territory.

              Under the terms of the option agreement between the YK Group and Expatriate Resources, we are obligated to pay to Expatriate, CDN$90,000 in cash and expend CDN$500,000 on the properties. Payment of the cash is as follows:

On November 13, 2002	$10,000 paid
On or before November 1, 2003	$10,000 paid
On or before November 1, 2004	10,000
On or before November 1, 2005	15,000
On or before November 1, 2006	15,000
On or before November 1, 2007	30,000

              Aggregate expenditure on the properties is as follows:

On or before November 1, 2003	$100,000 spent
On or before November 1, 2004	$150,000 spent
On or before November 1, 2005	$200,000 spent
On or before November 1, 2006	$250,000
On or before November 1, 2007	$500,000

              Upon payment of the foregoing, we will be assigned a 60% interest in and to the Finlayson properties.

              Time being the essence of agreement, if the payments or expenditures do not occur at the precise time set forth therein, the agreement will be terminated.

              In Quarter 1, 2004 we raised sufficient funds to make the cash payments and the exploration expenditures from friends and relatives of current directors pursuant to exemptions in the Canadian provincial securities acts. As of today's date we have raised $219,450 by way of a private placement in Q1. If we don't raise the balance of the funds and make the payments described above the option agreement will terminate and we will cease or suspend operations.

              Pursuant to the terms of Article 5 of the agreement, upon satisfying the provisions of Article 4 thereof, we will enter into a joint ventures agreement Expatriate. We will have a 60% participating interest and Expatriate will have a 40% working interest. Upon formation of the joint venture, the parties will form a management committee to determine the activities of the joint venture. We have not entered into a joint venture agreement as of the date hereof and will not do so until we earn our interest.

Our activities since signing the agreement

              Aurora Geosciences Ltd. was paid $5,283.80 to review and make recommendations on the Finlayson Properties regarding emerald potential and for further exploration work. The amount was paid by the YK Group and will be reimbursed to the YK Group out of the $60,000 cash payment due and payable under the Assignment Agreement. These are the only services we have paid to Aurora Geosciences Ltd. to date. Aurora Geosciences Ltd. was hired by the YK Group and accepted by us because we believe they could provide expert independent advice concerning the emerald potential of the Finlayson Properties. Aurora Geosciences Ltd. has been engaged in mining exploration for the past 18 years. Michael A. Power is a registered professional engineer and geoscientist in the Province of British Columbia and a professional geophysicist with the Northwest Territories Association of Professional Engineers. Mr. Power holds a Bachelor of Science degree with honors in geology and a Masters of Science degree from the University of Alberta. Scott Casselman is a member of the Association of Professional Engineers and geoscientists of British Columbia. Mr. Casselman holds a Bachelor of Science degree in geology from Carleton University in Ottawa.

              All Canadian lands and minerals, which have not been granted to private persons, are owned by either the federal or provincial governments in the name of Her Majesty. Ungranted minerals are commonly known as Crown minerals. Ownership rights to Crown minerals are vested by the Canadian Constitution in the province where the minerals are located. Most privately held mineral titles are acquired directly from the Crown. The Finlayson properties are one such acquisition. Accordingly, fee simple title to the Finlayson properties resides with the Crown and Expatriate Resources was granted a lease by the Crown to explore for minerals. The lease covering the Finlayson claims was issued pursuant to the Yukon Quartz Mining Act. The lessee, Expatriate Resources has exclusive rights to mine and recover all of the minerals contained within the surface boundaries of the lease continued vertically downward. To the best of our knowledge, there are no native land claims that affect our title.

              Save and except for the terms of the November 13, 2002 option agreement, the properties are unencumbered and there are no competitive conditions which affect the properties. Further, there is no insurance covering the properties and we believe that no insurance is necessary since the properties are unimproved and contain no buildings or improvements.

              To date we have retained the services of Aurora Geoscience to analyze proprietary data gathered from the claims and acquired from Expatriate Resources, as well as analyze other public domain data from the area. We are presently in the exploration stage and we cannot guarantee that a commercially viable mineral deposit or reserve exists on the properties until further exploration is done and a comprehensive evaluation concludes economic and legal feasibility.

              We selected the properties at the suggestion of Aurora Geosciences, Ltd., and Carl Verley, P.Geo. and a member of the YK Group, who has informed us that emeralds were discovered nearby. He said that because emeralds were discovered nearby, there might be emeralds on our properties. We did not review any technical information prior to selecting the properties. We relied entirely on our consultants, Aurora Geosciences, Ltd. and Carl Verley. Our President, Mr. Kennedy, visited the property in September 2003 during our exploration program.

Claims

              The following is a description of the claims encompassing the Finlayson Properties.

	Claim	Claim		Number	Record	Record
Claim	Number	Number		of	Number	Number		Mining
Group	From	To	Fractions	claims	From	To	Expiry Date	District	Map Sheet
Blade	17			1	YB61574		17-Mar-05	Watson Lake	105-G-07
BlueLine	1	20		20	YB60514	YB60533	17-Mar-09	Watson Lake	105-G-07
BlueLine	21	32		12	YB61472	YB61483	17-Mar-09	Watson Lake	105-G-07
BlueLine	33	34		2	YB89605	YB89606	17-Mar-07	Watson Lake	105-G-07
Box	1	20		20	YB59163	YB59182	17-Mar-09	Watson Lake	105-G-10
Box	21	24		4	YB60837	YB60840	17-Mar-08	Watson Lake	105-G-10
Box	39	40		2	YB93657	YB93658	17-Mar-08	Watson Lake	105-G-10
Box	41	105		65	YB94174	YB94238	10-Sep-04	Watson Lake	105-G-10
Box	107	120		14	YB94239	YB94252	10-Sep-04	Watson Lake	105-G-10
Breakaway	1	10		10	YB57481	YB57490	16-Mar-07	Whitehorse	105-K-01
Breakaway	11	14		4	YB57645	YB57648	16-Mar-07	Whitehorse	105-K-01
Breakaway	15	40		26	YB66343	YB66368	16-Mar-05	Whitehorse	105-K-01
Bug	1	22		22	YB93298	YB93319	26-Jul-06	Watson Lake	105-G-08
Bug	23	24	F	2	YB93320	YB93321	27-Jul-06	Watson Lake	105-G-08
Bug	25	27		3	YB93322	YB93324	28-Jul-06	Watson Lake	105-G-08
Buzzer	9			1	YB69066		17-Mar-05	Watson Lake	105-G-01
Clarence	26			1	YB61709		17-Mar-05	Watson Lake	105-G-10
Cup	1	16		16	YB87695	YB87710	17-Mar-06	Watson Lake	105-G-08
Cup	17	18	F	2	YB87711	YB87712	17-Mar-06	Watson Lake	105-G-08
Cup	19	22		4	YB87713	YB87716	17-Mar-06	Watson Lake	105-G-08
Cup	23	24	F	2	YB87717	YB87718	17-Mar-06	Watson Lake	105-G-08
Dan	1	16		16	YB92726	YB92741	02-Aug-04	Watson Lake	105-G-08
Goal	1	24		24	YB56129	YB56152	17-Mar-14	Watson Lake	105-G-07
Goal	25	44		20	YB60584	YB60603	17-Mar-11	Watson Lake	105-G-07
Goal	45	54		10	YB60604	YB60613	17-Mar-15	Watson Lake	105-G-07
Goal	55	94		40	YB60614	YB60653	17-Mar-11	Watson Lake	105-G-07
Goal	95	96		2	YB63999	YB64000	17-Mar-11	Watson Lake	105-G-07
Goal	97	98		2	YB68801	YB68802	17-Mar-11	Watson Lake	105-G-07
Goal	99	121		23	YB60654	YB60676	17-Mar-11	Watson Lake	105-G-07
Goal	122	129		8	YB68823	YB68830	17-Mar-11	Watson Lake	105-G-07
Goal	130	165		36	YB70481	YB70516	17-Mar-11	Watson Lake	105-G-07
Goal	166	168		3	YB70518	YB70520	17-Mar-11	Watson Lake	105-G-08
Goal	169			1	YB70556		17-Mar-11	Watson Lake	105-G-08
Goal	170			1	YB70521		17-Mar-07	Watson Lake	105-G-08
Goal	171			1	YB70522		17-Mar-11	Watson Lake	105-G-08
Goal	172	181		10	YB70523	YB70532	17-Mar-07	Watson Lake	105-G-08
Goal	182			1	YB70517		17-Mar-11	Watson Lake	105-G-08
Goal	183			1	YB70533		17-Mar-07	Watson Lake	105-G-08
Goal	184	203		20	YB68803	YB68822	17-Mar-11	Watson Lake	105-G-08
Goal	205	210		6	YB70475	YB70480	17-Mar-11	Watson Lake	105-G-07
Goal	211	212		2	YB76787	YB76858	17-Mar-11	Watson Lake	105-G-07
Goal	231	232		2	YB76807	YB76808	18-Mar-11	Watson Lake	105-G-08
Goal	251			1	YB76827		19-Mar-11	Watson Lake	105-G-09
Goal	271	282		12	YB76846	YB76858	20-Mar-11	Watson Lake	105-G-10
Goal	320	335		16	YB87595	YB87610	17-Mar-09	Watson Lake	105-G-07
Goon	1	16		16	YB76681	YB76696	17-Mar-14	Watson Lake	105-G-08
Goon	17	30		14	YB76697	YB76710	17-Mar-07	Watson Lake	105-G-07
Goon	31	38		8	YB76711	YB76718	17-Mar-08	Watson Lake	105-G-07
Goon	39	79		41	YB76719	YB76759	17-Mar-05	Watson Lake	105-G-07
Goon	80	82		3	YB76760	YB76762	17-Mar-05	Watson Lake	105-G-07
Goon	83	84	F	2	YB76763	YB76764	17-Mar-05	Watson Lake	105-G-07
Goon	85	106		22	YB76765	YB76786	17-Mar-05	Watson Lake	105-G-07
Goon	107	136		30	YB76876	YB76905	17-Mar-05	Watson Lake	105-G-07
Goon	137			1	YB92719		17-Mar-06	Watson Lake	105-G-08
Goon	138		F	1	YB92720		17-Mar-06	Watson Lake	105-G-08
Hat Trick	1	50		50	YB59061	YB59110	17-Mar-05	Watson Lake	105-G-02
Hat Trick	51	52		2	YB59941	YB59942	17-Mar-05	Watson Lake	105-G-02
Hat Trick	53	60		8	YB63578	YB63585	17-Mar-05	Watson Lake	105-G-02
Hat Trick	61	74		14	YB59943	YB59956	17-Mar-05	Watson Lake	105-G-02
Hat Trick	103	114		12	YB60472	YB60483	17-Mar-05	Watson Lake	105-G-02
Hat Trick	115	122		8	YB63586	YB63593	17-Mar-05	Watson Lake	105-G-02

	Claim	Claim		Number	Record	Record
Claim	Number	Number		of	Number	Number		Mining
Group	From	To	Fractions	claims	From	To	Expiry Date	District	Map Sheet
Hat Trick	247	262		16	YB63718	YB63733	17-Mar-05	Watson Lake	105-G-02
Hat Trick	275	290		16	YB63902	YB63917	17-Mar-05	Watson Lake	105-G-02
Hat Trick	303	316		14	YB63746	YB63759	17-Mar-05	Watson Lake	105-G-02
Ice	1	16		16	YB78632	YB78647	06-Mar-10	Watson Lake	105-G-14
Ice	17	48		32	YB84405	YB84436	06-Mar-06	Watson Lake	105-G-14
Ice	49	165		117	YB84880	YB84996	06-Mar-06	Watson Lake	105-G-14
Ice	166		F	1	YB84997		06-Mar-06	Watson Lake	105-G-14
Ice	167			1	YB84998		06-Mar-06	Watson Lake	105-G-14
Ice	168		F	1	YB84999		06-Mar-06	Watson Lake	105-G-14
Ice	169			1	YB85000		06-Mar-06	Watson Lake	105-G-14
Ice	170		F	1	YB85001		06-Mar-06	Watson Lake	105-G-14
Ice	171			1	YB85002		06-Mar-06	Watson Lake	105-G-14
Ice	172		F	1	YB85003		06-Mar-06	Watson Lake	105-G-14
Ice	173			1	YB85004		06-Mar-06	Watson Lake	105-G-14
Ice	174		F	1	YB85005		06-Mar-06	Watson Lake	105-G-14
Ice	175			1	YB85006		06-Mar-06	Watson Lake	105-G-14
Ice	176		F	1	YB85007		06-Mar-06	Watson Lake	105-G-14
Ice	177			1	YB85008		06-Mar-06	Watson Lake	105-G-14
Ice	178		F	1	YB85009		06-Mar-06	Watson Lake	105-G-14
Ice	179			1	YB85010		06-Mar-06	Watson Lake	105-G-14
Ice	180		F	1	YB85011		06-Mar-06	Watson Lake	105-G-14
Ice	181	212		32	YB85012	YB85043	06-Mar-06	Watson Lake	105-G-14
Ice	213		F	1	YB85044		06-Mar-06	Watson Lake	105-G-14
Ice	214	326		113	YB85045	YB85157	06-Mar-06	Watson Lake	105-G-14
Ice	327	334		8	YB85158	YB85165	06-Mar-06	Watson lake	105-G-14
Ice	335	362		28	YB86186	YB86213	06-Mar-06	Watson Lake	105-G-14
Ice	363	374		12	YB86878	YB86889	06-Mar-06	Watson Lake	105-G-14
Ice	375	402		28	YB86214	YB86241	06-Mar-06	Watson Lake	105-G-14
Ice	1080	1081		2	YB87693	YB87694	06-Mar-08	Watson Lake	105-G-14
League	1	20		20	YB59143	YB59162	17-Mar-09	Watson Lake	105-G-10
League	21	30		10	YB60204	YB60213	17-Mar-05	Watson Lake	105-G-10
League	31	34		4	YB60214	YB60217	17-Mar-05	Watson Lake	105-G-10
League	54			1	YB60237		17-Mar-05	Watson Lake	105-G-10
League	57			1	YB60240		17-Mar-05	Watson Lake	105-G-10
League	59	68		10	YB60855		17-Mar-05	Watson Lake	105-G-10
League	70			1	YB60866		17-Mar-05	Watson Lake	105-G-10
League	72	78		7	YB60868	YB60874	17-Mar-05	Watson Lake	105-G-10
League	94			1	YB60890		17-Mar-05	Watson Lake	105-G-10
League	96			1	YB60892		17-Mar-05	Watson Lake	105-G-10
League	115	150		36	YB61588	YB61623	17-Mar-05	Watson Lake	105-G-10
League	153	171		19	YB61626	YB61644	17-Mar-05	Watson Lake	105-G-10
League	173			1	YB61626		17-Mar-05	Watson Lake	105-G-10
League	176			1	YB61649		17-Mar-05	Watson Lake	105-G-10
League	178			1	YB61651		17-Mar-05	Watson Lake	105-G-10
League	180			1	YB61653		17-Mar-05	Watson Lake	105-G-10
League	182			1	YB61655		17-Mar-05	Watson Lake	105-G-10
League	249	256		8	YB70247	YB70254	17-Mar-05	Watson Lake	105-G-10
Light	6			1	YB92390		28-Feb-06	Watson Lake	105-G-06
Light	8			1	YB92392		28-Feb-06	Watson Lake	105-G-06
Light	10			1	YB92394		28-Feb-06	Watson Lake	105-G-06
Light	12			1	YB92396		28-Feb-06	Watson Lake	105-G-06
Light	14			1	YB92398		28-Feb-06	Watson Lake	105-G-06
Light	16			1	YB92400		28-Feb-06	Watson Lake	105-G-06
Light	23			1	YB92407		28-Feb-06	Watson Lake	105-G-06
Light	25			1	YB92409		28-Feb-06	Watson Lake	105-G-06
Light	27			1	YB92411		28-Feb-06	Watson Lake	105-G-06
Light	29			1	YB92413		28-Feb-06	Watson Lake	105-G-06
Light	31			1	YB92415		28-Feb-06	Watson Lake	105-G-06
Light	33			1	YB92417		28-Feb-06	Watson Lake	105-G-06
Light	35	38		4	YB92419	YB92422	28-Feb-06	Watson Lake	105-G-06

LIGHT	51	60	10	YC22637	YC22646	21-Nov-04	Watson Lake	105-G-06
LIGHT	65	68	4	YC22647	YC22650	21-Nov-04	Watson Lake	105-G-06
Mask	1	38	38	YB63540	YB63577	17-Mar-06	Watson Lake	105-G-01
Mask	39	48	10	YB77943	YB77952	17-Mar-06	Watson Lake	105-G-01
Mask	55	56	2	YB77959	YB77960	17-Mar-06	Watson Lake	105-G-01
Mask	67	76	10	YB77971	YB77980	17-Mar-06	Watson Lake	105-G-01

	Claim	Claim		Number	Record	Record
Claim	Number	Number		of	Number	Number		Mining
Group	From	To	Fractions	claims	From	To	Expiry Date	District	Map Sheet
Net	1	34		34	YB56095	YB56128	17-Mar-13	Watson Lake	105-G-08
Net	35	58		24	YB59119	YB59142	17-Mar-11	Watson Lake	105-G-08
Net	59	72		14	YB60984	YB60997	17-Mar-07	Watson Lake	105-G-08
Net	73	124		52	YB63472	YB63523	17-Mar-07	Watson Lake	105-G-08
Net	125	140		16	YB63930	YB63945	17-Mar-11	Watson Lake	105-G-08
Net	141	156		16	YB63524	YB63539	17-Mar-11	Watson Lake	105-G-08
Net	157	164		8	YB70431	YB70438	17-Mar-07	Watson Lake	105-G-08
Net	165		F	1	YB70439		17-Mar-07	Watson Lake	105-G-08
Net	166	169		4	YB70440	YB70443	17-Mar-07	Watson Lake	105-G-08
Net	170		F	1	YB70444		17-Mar-07	Watson Lake	105-G-08
Net	171	184		14	YB70445	YB70458	17-Mar-07	Watson Lake	105-G-08
Net	185	195		11	YB70459	YB70469	17-Mar-11	Watson Lake	105-G-08
Net	196			1	YB70557		17-Mar-11	Watson Lake	105-G-07
Net	197	200		4	YB70470	YB70473	17-Mar-11	Watson Lake	105-G-07
Net	201	204		4	YB78690	YB78693	17-Mar-07	Watson Lake	105-G-08
Net	205	206	F	2	YB78694	YB78695	17-Mar-07	Watson Lake	105-G-08
Net	207	214		8	YB78696	YB78703	17-Mar-07	Watson Lake	105-G-08
NHL	1	30		30	YB60677	YB60706	17-Mar-05	Watson Lake	105-G-07
NHL	31	144		114	YB60707	YB60820	17-Mar-10	Watson Lake	105-G-07
NHL	145	148		4	YB60821	YB60824	17-Mar-05	Watson Lake	105-G-07
NHL	149	152		4	YB68845	YB68848	17-Mar-05	Watson Lake	105-G-07
NHL	153	158		6	YB68831	YB68836	17-Mar-05	Watson Lake	105-G-07
NHL	159	166		8	YB68837	YB68844	17-Mar-10	Watson Lake	105-G-08
NHL	167	176		10	YB89561	YB89570	17-Mar-10	Watson Lake	105-G-08
NL	1	30		30	YC22607	YC22636	21-Nov-03	Watson Lake	105-G-10
NS	1	40		40	YC22547	YC22586	21-Nov-03	Watson Lake	105-G-06
OC	1	16		16	YB94385	YB94400	21-Nov-04	Watson Lake	105-G-11
OC	17	62		46	YC22501	YC22546	21-Nov-04	Watson Lake	105-G-11
Overtime	1	50		50	YB60534	YB60583	17-Mar-07	Watson Lake	105-G-07
Overtime	51	86		36	YB61522	YB61557	17-Mar-07	Watson Lake	105-G-07
Play	1	64		64	YB59183	YB59246	17-Mar-07	Watson Lake	105-G-13
Play	65	68		4	YB60911	YB60914	17-Mar-07	Watson Lake	105-G-13
Play	69	76		8	YB60915	YB60922	17-Mar-05	Watson Lake	105-G-13
Play	77	80		4	YB60923	YB60926	17-Mar-07	Watson Lake	105-G-13
Play	81	88		8	YB60927	YB60934	17-Mar-05	Watson Lake	105-G-13
Play	98			1	YB77007		17-Mar-06	Watson Lake	105-G-13
Play	100			1	YB77009		17-Mar-06	Watson Lake	105-G-13
Play	102			1	YB77011		17-Mar-06	Watson Lake	105-G-13
Play	104			1	YB77013		17-Mar-06	Watson Lake	105-G-13
Play	106			1	YB77015		17-Mar-06	Watson Lake	105-G-13
Play	108			1	YB77017		17-Mar-06	Watson Lake	105-G-13
Play	110			1	YB77019		17-Mar-06	Watson Lake	105-G-13
Play	112			1	YB77021		17-Mar-06	Watson Lake	105-G-13
Play	114			1	YB77023		17-Mar-06	Watson Lake	105-G-13
Play	116			1	YB77025		17-Mar-06	Watson Lake	105-G-13
Play	118			1	YB77027		17-Mar-06	Watson Lake	105-G-13
Play	120			1	YB77029		17-Mar-06	Watson Lake	105-G-13
Play	122			1	YB77031		17-Mar-06	Watson Lake	105-G-13
Play	124			1	YB77033		17-Mar-06	Watson Lake	105-G-13
Play	126			1	YB77035		17-Mar-06	Watson Lake	105-G-13
Play	140	147	F	8	YB89332	YB89339	17-Mar-06	Watson Lake	105-G-13
Play	152	154		3	YB89390	YB89392	17-Mar-06	Watson Lake	105-G-14
Play	155			1	YB89607		17-Mar-06	Watson Lake	105-G-14
Puck	1	80		80	YB55979	YB56058	17-Mar-09	Watson Lake	105-G-08
Red Line	1	12		12	YB60825	YB60836	17-Mar-06	Watson Lake	105-G-08
Red Line	13	28		16	YB70624	YB70639	17-Mar-06	Watson Lake	105-G-08
Ref	1	16		16	YB77069	YB77084	20-Feb-06	Watson Lake	105-G-14
Ref	51	61		11	YB79627	YB79637	20-Feb-06	Watson Lake	105-G-14
Ref	63			1	YB79639		20-Feb-06	Watson Lake	105-G-14
Ref	65			1	YB79641		20-Feb-06	Watson Lake	105-G-14
Ref	67			1	YB79643		20-Feb-06	Watson Lake	105-G-14

Ref	69	1 YB79645	20-Feb-06	Watson Lake	105-G-14
Ref	71	1 YB79647	20-Feb-06	Watson Lake	105-G-14
Ref	86	1 YB79662	20-Feb-06	Watson Lake	105-G-14
Ref	88	1 YB79664	20-Feb-06	Watson Lake	105-G-14
Ref	90	1 YB79666	20-Feb-06	Watson Lake	105-G-14

	Claim	Claim		Number	Record	Record
Claim	Number	Number		of	Number	Number		Mining
Group	From	To	Fractions	claims	From	To	Expiry Date	District	Map Sheet
Ref	92			1	YB79668		20-Feb-06	Watson Lake	105-G-14
Ref	94	110		17	YB79670	YB79686	20-Feb-06	Watson Lake	105-G-14
Ref	113	120		8	YB79689	YB79696	20-Feb-06	Watson Lake	105-G-14
Ref	121	125		5	YB79697	YB79701	20-Feb-06	Watson Lake	105-G-14
Ref	127			1	YB79703		20-Feb-06	Watson Lake	105-G-14
Ref	130			1	YB79706		20-Feb-06	Watson Lake	105-G-14
Ref	132			1	YB79708		20-Feb-06	Watson Lake	105-G-14
Ref	134	150		17	YB79710	YB79726	20-Feb-06	Watson Lake	105-G-14
Replay	1	20		20	YB77111	YB77130	20-Feb-06	Watson Lake	105-G-13
Shot	1	36		36	YB56059	YB56094	17-Mar-07	Watson Lake	105-G-07
Shutout	1	14		14	YB58953	YB58966	17-Mar-08	Watson Lake	105-G-01
Shutout	15	22		8	YB58967	YB58974	17-Mar-12	Watson Lake	105-G-01
Shutout	23	26		4	YB58975	YB58978	17-Mar-08	Watson Lake	105-G-01
Shutout	27	36		10	YB58979	YB58988	17-Mar-12	Watson Lake	105-G-01
Shutout	37	38		2	YB58989	YB58990	17-Mar-08	Watson Lake	105-G-01
Shutout	39	48		10	YB58991	YB59000	17-Mar-12	Watson Lake	105-G-01
Shutout	49	50		2	YB59001	YB59002	17-Mar-08	Watson Lake	105-G-01
Shutout	51	60		10	YB59003	YB59012	17-Mar-12	Watson Lake	105-G-01
Shutout	61	66		6	YB59013	YB59018	17-Mar-08	Watson Lake	105-G-01
Shutout	67	72		6	YB59019	YB59024	17-Mar-12	Watson Lake	105-G-01
Shutout	73	80		8	YB59025	YB59032	17-Mar-08	Watson Lake	105-G-01
Shutout	81	84		4	YB59033	YB59036	17-Mar-12	Watson Lake	105-G-01
Shutout	85	94		10	YB59037	YB59046	17-Mar-08	Watson Lake	105-G-01
Shutout	95	96		2	YB59047	YB59048	17-Mar-12	Watson Lake	105-G-01
Shutout	97	108		12	YB59049	YB59060	17-Mar-08	Watson Lake	105-G-01
Shutout	109	133		25	YB77893	YB77917	17-Mar-05	Watson Lake	105-G-01
Shutout	134		F	1	YB77918		17-Mar-05	Watson Lake	105-G-01
Shutout	135	158		24	YB77919	YB77942	17-Mar-05	Watson Lake	105-G-01
Skate	1	54		54	YB68933	YB68986	17-Mar-05	Watson Lake	105-F-16
Stick	1	30		30	YB60484	YB60513	17-Mar-05	Watson Lake	105-G-06
WC	1	20		20	YC22587	YC22606	21-Nov-04	Watson Lake	105-G-11
Winger	8			1	YB77138		20-Feb-08	Watson Lake	105-G-06
Winger	15	16		2	YB77145	YB77146	20-Feb-08	Watson Lake	105-G-06
Total				2626

Claim Map:

              Our claims comprise a total of 135,000 acres or 54,600 hectares. In order to retain the claims past the expiry date, the claimholder must either pay $100 on or before the expiry date or perform work thereon.

2003 Exploration Program and Property Information

              In September 2003, the Company contracted the services of Amerlin Exploration Services Ltd. and Mr. Carl G. Verley, P. Geo and a member of the YK Group and a "qualified person" as defined in Canadian Mining "National Policy 43-101. The following is a brief summary of Amerlin Explorations Services' work program.

              During the 2003 field season $176,000 was expended on a program of prospecting, geological mapping and soil sampling conducted on 6 claim blocks collectively covering 52,000 acres or only 40% of the overall claim holdings. As a result of this work a new beryl occurrence was discovered in ultramafic rocks on the Goal Net claim block a few kilometers to the north of the Regal Ridge emerald discovery. In addition a number of known beryllium soil anomalies were reconfirmed and several new beryllium soil anomalies were located on Goal Net. On the Light claim block soil sample results outlined a lithology with a high Be background and beryl-bearing quartz vein float

              Geochemical soil sampling (484 samples) was undertaken during the course of the fieldwork. The results of this work indicate that Be anomalies in soils are in some cases (Light claims), but not all associated with known beryl mineralization. Therefore detailed, systematic prospecting is required to fully evaluate anomalous areas. In addition, Be soil geochemistry outlined lithologies having a high Be background. These lithologies could provide sources of Be under the right conditions and therefore should be examined closely. Other areas anomalous in Be on the Goal Net and Light claim blocks warrant further follow-up prospecting and sampling. Areas of quartz-tourmaline vein must also be followed up with further prospecting and sampling.

              Based on the results to date further work is warranted and strongly recommended. Follow-up should include detailed prospecting, sampling and mapping on the known beryl showing and beryllium soil anomalies. In addition trenching and initial drill testing of significant showings should be undertaken. . In addition, further work should also be directed to the area of quartz-tourmaline veining on the west side of the Light property. A greater number of claims should be looked at during the 2004 program in order to assess their potential for hosting emerald deposits. The estimated cost of the recommended program ranges from $200,000 to $500,000. The broad range is provided for foul weather contingencies particularly in the event that drilling takes place late in the season.

              The complete report on the 2003 exploration program is available on the Company website at www.entouragemining.com/ A detailed overview of the Finlayson Lake property is outlined below.

Location and access

              The properties are located in a northwesterly trending belt approximately 220 km in length by 35 km in width centered at latitude 61 degrees 31 minutes North, longitude 131 degrees 08 minutes West in southeastern Yukon Territory. The Finlayson Properties are located in the northern Pelly Mountains of the Yukon Plateau. The project area is 260 km east-northeast of Whitehorse and 180 km northwest of Watson Lake by air. The community of Ross River is located at the northwest end of the area.

              Access to the Finlayson Properties is via helicopter from the Finlayson Lake airstrip. The Robert Campbell Highway, an all weather, chip sealed or gravel road, transects the Finlayson Properties project area. A number of the claim groups listed, including the Assist, Box, Breakaway, Bug, Puck, Goal Net, Ice, League, Red Line, Replay and Skate, are within 20 kilometers of the Robert Campbell Highway. The highway connects with the Alaska Highway at Watson Lake, approximately 170 kilometers to the southeast, and the Klondike Highway at Carmacks, approximately 320 kilometers to the northwest. The town of Ross River is located 120 kilometers to the northwest and, 34 kilometers further to the northwest is the town of Faro. The center of the properties holdings are about 230 air kilometers northeast of Whitehorse. An all-weather privately owned access road extends from the Robert Campbell Highway to the Kudz Ze Kayah Deposit in the center of the southern half of the project area. Private gravel airstrips are located immediately south of Wolverine Lake and near the Kudz Ze Kayah Deposit. There are several lakes in the area that are large enough to accommodate float planes up to a DHC-6 (Twin Otter). Helicopter charter services are available in Ross River and Watson Lake. Fixed wing charter is available from Watson Lake and Whitehorse.

History of previous work

              The area around the properties has been explored since 1981. The Finlayson Properties have no history of previous exploration for emeralds. There is no evidence of mining on the properties and there is no plant or equipment located on the properties. There are no material engineering or geological reports concerning the emerald potential of the properties, other than governmental regional geological reports and the Report of Aurora Geoscience Ltd. dated March 21, 2003, filed with the Company's original Registration Statement dated June 6th, 2003, which are known or available to us. There is no power source on the properties.

Current state of exploration

Based upon the recommendations of the Amerlin Exploration 2003 report, the Company plans to initiate a $200,000-$500,000 staged work program, subject to us securing financing and subject to prevailing weather conditions, to begin in the last week of June 2004. There is no guarantee that the Company will be able to raise sufficient funding or that the weather conditions will permit prospecting, trenching and sampling of the property.

Physiography

              The properties are located in the northern Pelly Mountains of the Yukon Plateau. The area is covered by glacial -fluvial deposits at elevations below 1,700 meters and contain rocky outcropping and talus at higher elevations. Outcropping is sparse except along ridge crests, in north-facing cirques, and along actively eroding creek cuts. The League, Red Line and Puck claims are on the northern flank of the Pelly Mountains in undulating terrain at elevations ranging from 1,100 to 1,700 meters. The Goal Net claim is located in the Pelly Mountains proper with elevations ranging from 1,500 to 2,350 meters.

              The League, Red Line and Puck claims drain to the north via the Big Campbell, Wolverine and several smaller, unnamed creeks. The Goal Net Property is at the height of land and drains south via the North River and northeast via

Money Creek. North Lakes at an elevation of 1,500 meters and Wolverine Lake at an elevation of 1,150 meters are the only significant bodies of water in the area.

              The tree line occurs at approximately 1,400 meters throughout the area and tree cover below this elevation consists of sparse black spruce, willow and alder. Tree cover is locally thick near Wolverine Lake and at lower elevations along the creeks. At higher elevations, alders and dwarf willow give way to grass on south-facing slopes. Discontinuous permafrost occurs throughout the project area is extensive on north facing slopes.

Property geology

              The main rock types occurring in the area are nearly flat lying layered metamorphic rocks belonging to the Yukon-Tanana Terrane. The Yukon-Tanana Terrane can be subdivided into several thrust faults bound in succession ranging in age from Devonian to Triassic. The rocks record the transition from continental margin sedimentation through continental arc magmatism to final submarine rifting. Intrusive into Yukon-Tanana successions are rocks ranging in age from late Devonian to Tertiary and ranging in composition from ultramafic to felsic. The foregoing was observed by Michael A. Power, M.Sc., P.Geo., when he visited the properties. We have been advised by Aurora Geosciences Ltd. that emeralds may be found in some parts of the Grass Lakes succession, the lowest member of the Yukon-Tanana Terrane. Not all members of the Yukon-Tanana Terrane contains emeralds. We do not know if there are potentially significant occurrences of economic mineralization on the properties.

Our proposed exploration program

              We are prospecting for emeralds. Our target is mineralized material. Our success depends upon finding mineralized material. Mineralized material is a mineralized body which has been delineated by appropriate spaced drilling or underground sampling to support sufficient tonnage and average grade of metals to justify removal. If we do not find mineralized material or we cannot remove mineralized material, either because we do not have the money to do it or because it is not economically feasible to do it, we will cease operations and you will lose your investment.

              In addition, we may not have enough money to complete the exploration of our properties. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a public offering, a private placement or loansIf we are unable to raise additional money we will have to suspend or cease operations.

              We must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any emerald mineralization that is found can be economically extracted and profitably processed.

              Our properties are undeveloped raw land. Limited exploration and surveying has been initiated and further exploration will not be initiated until we raise money in an offering. That is because we do not have sufficient capital to complete our 2004 exploration program. Once an offering is concluded, we intend to start exploration operations at the end of June 2004. To our knowledge, the properties have never been mined. The only event that has occurred is the staking of the properties by Expatriate Resources Ltd., a physical examination of the properties and the 2003 exploration activities of Amerlin Exploration Services Ltd.. Before emerald retrieval can begin, we must explore for and find mineralized material. After that has occurred we have to determine if it is economically feasible to remove the mineralized material. Economically feasible means that the costs associated with the removal of the mineralized material will not exceed the price at which we can sell the mineralized material. We cannot predict what that will be until we find mineralized material.

              We do not know if we will find mineralized material. We believe that activities occurring on adjoining properties are not material to our activities. The reason is that what ever is located under the adjoining properties may or may not be located under our properties.

              Our exploration program is designed to economically explore and evaluate our properties.

              We do not claim to have any minerals or reserves whatsoever at this time on any of our properties.

              We intend to continue our staged exploration program which initially consisted of prospecting to identify emerald mineralization on the Finlayson Properties as described in the Amerlin Explorations Services report. Once emerald mineralization is located a more detailed exploration of the emerald-bearing areas will be the focus of ensuing exploration programs. These programs will initially consist of trenching and bulk sampling. Some core drilling may be undertaken from time to time based on the recommendations of the Company's consultants.

              In 2003, the YK Group paid the sum of $5,283.80 to Aurora Geosciences Ltd. in order to obtain independent recommendations for the exploration of the Finlayson Properties.

              The breakdown of estimated times and dollars was made by Aurora Geosciences Ltd. in consultation with John Poloni a director.

              We do not intend to interest other companies in the properties if we find mineralized materials. We intend to try to develop the reserves ourselves.

              If we are unable to complete exploration because we do not have enough money, we will cease operations until we raise more money. If we cannot or do not raise more money, we will cease operations. If we cease operations, we don't know what we will do and we don't have any plans to do anything else.

              We cannot provide you with a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success. That is because we have a piece of raw land and we intend to look for mineralized material. We may or may not find any mineralized material. We hope we do, but it is impossible to predict the likelihood of such an event.

              We do not have any plan to generate revenue. That is because we have not found economicmineralization yet and it is impossible to project revenue generation from nothing.

              Prospecting methods will essentially be visual inspection of the ground where anomalous beryllium analysis in soils have been determined from previous soil sampling work by conducted on behalf of Expatriate Resources by Archer Cathro and Associates and by Amerlin Exploration Services Ltd. in 2003. The visual inspection process will rely on Entourage's prospecting team's expertise in recognizing beryl and the associated rock formations within which beryl may occur, such as quartz tourmaline veins. Beryl and thus emerald does not have any easily utilizable geophysical properties that can be adapted to the search for emerald. However the geochemistry of beryllium and associated elements can be effectively utilized to outline where there is a high probability for locating beryllium minerals, among which beryl and emerald could be present. Because beryllium soil anomalies having the same intensity as those found on ground where emeralds were originally discovered in the Finlayson Lake area, it is believed that there is a high probability for finding mineralized material in the anomalous areas on Entourage's optioned ground. The prospecting work will include further geochemical sampling of selected areas. In additional, rock sampling of beryl/emerald material located during the course of prospecting will be taken and representative samples of emerald will be sent out to qualified gemologists for evaluation.

Timing, scope and expected costs of planned exploration program:

For 2004:

              Exploration planned for 2004 will commence in late June continuing on for approximately 65-75 days toward mid-or the end of September.

              The 2004 exploration should include detailed prospecting, sampling and mapping on the known beryl showing and beryllium soil anomalies. In addition trenching and initial drill testing of significant showings should be undertaken. In addition, further work should also be directed to the area of quartz-tourmaline veining on the west side of the Light property. A greater number of the Finlayson Property claims should be looked at during the 2004 program in order to assess their potential for hosting emerald deposits. The estimated cost of the recommended program ranges from $200,000 to $500,000. The broad range is provided for foul weather contingencies particularly in the event that drilling takes place late in the season.

1)
Physical showings of white beryl and quartz-tourmaline veins require close scrutiny. It is recommended that both locations be soil sampled, mapped and prospected on 10 metre centres. Beryl in float should be further investigated by hand excavating short trenches perpendicular to local stratigraphy.

              Particular attention should be paid to structural control of vein and fault features in proximity to the zones of interest.

2)
The soil anomalies within the five areas outlined should be closed-off to determine ultimate dimensions with additional soil sampling. The zones within the anomalous areas that contain coincident anomalous copper, beryllium and tungsten values should be targeted with close-spaced soil sampling (10 m centers) and detailed prospecting and mapping. Areas with anomalous beryllium and either tungsten or copper values should be sampled at 25 meter spacing and carefully mapped and prospected.

3)
Claim blocks not yet sampled should be examined by stream sediment sampling on creeks draining prospective stratigraphy; mapping and prospecting across stratigraphy; and soil/talus sampling along talus slopes to develop targets for follow-up work.

              The program will require approximately 75 field days for a crew consisting of a 4-person technical team. The 2004 fieldwork will be conducted from the nearby Inconnu Lodge where helicopter services and board and room for the field crew can be secured.

              A listing of the major cost components of the 2004 phase of the exploration program is tabulated below:

Item		Estimated Cost
Field expense
Communications		5,000
Camp equipment		30,000
Equipment rental		20,000
Expediting		6,000
Freight & Fuel		12,500
Food		12,000
Hotel		2,000
Permitting		3,000
Truck rental		5,350
Travel		12,000
Analytical Costs	Soils 1,000 samples	17,000
Diamond drilling	1,000 metres	120,000
Excavator rental	15 days	18,750
Helicopter Support	70 hours	73,500
Gemological consulting		20,000
Reporting		6,000
Wages & Salaries		104,000
Project management	@10%	46,710
GST		35,967
	Total Cost	$503,067

Competitive factors

              The emerald mining industry is fragmented. We are a start up venture and compete with other exploration companies looking for emeralds. We are one of the smaller exploration companies in existence. While we compete with other exploration companies, there is no competition for the exploration or removal of minerals from our properties. Readily available emerald markets exist in Canada and around the world for the sale of emeralds. Therefore, we will be able to sell any emeralds that we are able to recover.

Regulations

              Our mineral exploration program is subject to the Yukon Quartz Mining Act. This act sets forth rules for

*	locating claims
*	posting claims
*	working claims
*	reporting work performed

              We must comply with these laws to operate our business. Compliance with these rules and regulations will not adversely affect our operations.

              We have no experience in complying with these rules and regulations. One of directors, John Poloni, has had experience in dealing with similar rules and regulations in the provinces of British Columbia. As a result, we believe we will be able to comply with these rules and regulations. In the event that it becomes too difficult for us to comply with the regulations, we intend to hire professional engineers or and/or geologists to assist us with compliance. As of the date of December 31, 2003, we have spent $-0- complying with these regulations.

Environmental law

              We are also subject to the Quartz Mining Land Use Regulations in the Yukon. This code deals with environmental matters relating to the exploration and development of mining properties. Its goals are to protect the environment through a series of regulations affecting:

1.	Health and Safety
2.	Archaeological Sites
3.	Exploration Access

              We are required to provide a safe working environment, not disrupt archaeological sites, and conduct our activities to prevent unnecessary damage to the properties.

              We will secure all necessary permits for exploration and, if development is warranted on the properties, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the properties. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined at this time.

              Under the Quartz Mining Use Regulations, varying classes of land use permits are issued depending upon the level of exploration activity. Permit applications are submitted to the Mining Recorder's office in the regional mining district. Review of the permit application takes up to thirty days. Fees for the permit applications can be as high as $500.00. We believe our continued activities for the 2004 season will fall into Class I for which there is no application fee. Beyond this, we will make application for the appropriate permit in advance of further exploration work. We do not foresee any obstacles to obtaining the permits.

              We are in compliance with the act and will continue to comply with the act in the future. We believe that compliance with the act will not adversely affect our business operations in the future.

              Exploration stage companies have no need to discuss environmental matters, except as they relate to exploration activities. The only costs of compliance with environmental regulations in the Yukon Territory is returning the surface to its previous condition upon abandonment of the properties. We cannot speculate on those costs in light of our ongoing plans for exploration.

Other Properties

              In June 2004, we signed a definitive agreement with Goodsprings Development Corp., a Nevada based corporation, whereby we may earn a 100% interest in the GBW project in Esmeralda County, Nevada. The project comprises patented and unpatented mineral claims in the Walker Lane mineral belt.

              The agreement with Goodsprings Development Corp. is described more fully in Material Agreements and was filed as an attachment to a report on Form 6-K dated June 29, 2004.

Labor

              Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Our only technical assistants will be our officers and directors.

Employees and employment agreements

              At present, we have no employees, other than our president and director Greg Kennedy. Mr. Kennedy has a management agreement with us. Mr. Kennedy is reimbursed for his out of pocket expenses In February 2004, we adopted a stock option plan for our employees, officers, directors and consultants. We presently do not have pension, health, annuity, insuranceprofit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to Mr. Kennedy. Mr. Kennedy will handle our administrative duties. Because Mr. Kennedy is inexperienced with exploration, he will hire qualified persons to perform the surveying, exploration, and excavating of our properties. As of today, we have talked to two geologists who will perform work for us in the future.

C.     ORGANIZATIONAL STRUCTURE

              Not applicable

D.     PROPERTY, PLANTS AND EQUIPMENT

              We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have an interest in the Finlayson properties consisting of 2626 un- surveyed quartz claims described below and intend to seek and acquire additional properties worthy of exploration and development.

              Disclosure required of an extractive enterprise is contained in Item 4, Part B above. As the Company's properties are not at an advanced stage of exploration, no reserve estimates are made nor as of yet certain what if any reserves will be on the properties

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.         Operating Results

              We are a start-up, exploration stage corporation and have not yet generated or realized any revenues from our business operations.

              Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our project and stay in business. Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof. We won't know that information until we begin exploring our properties. We will not be able to complete the exploration of our properties until we raise money.

              If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

              We have discussed this matter with our officers and directors, however, our officers and directors are unwilling to make any commitment to loan us any significant amounts of money at this time. At the present time, we have limited cash reserves and we are seeking to raise additional cash. If we need additional cash and can't raise it we will either have to suspend operations until we do raise the cash, or cease operations entirely.

              Our exploration program is explained in as much detail as possible in the business section of this registration statement. We are not going to buy or sell any plant or significant equipment during the next twelve months. We will not buy any equipment until we have located a body of minerals and we have determined they are economical to extract from the land.

              We do not intend to interest other companies in the properties if we find mineralized materials. We intend to try to develop the reserves ourselves.

              If we are unable to complete any phase of exploration because we don't have enough money, we will cease operations until we raise more money. If we can't or don't raise more money, we will cease operations. If we cease operations, we don't know what we will do and we don't have any plans to do anything.

              We do not intend to hire additional employees at this time. All of the work on the properties will be conducted by unaffiliated independent contractors that we will hire. The independent contractors will be responsible for surveying, geology, engineering, exploration, and excavation. The geologists will evaluate the information derived from the exploration and excavation and the engineers will advise us on the economic feasibility of removing the mineralized material.

Fiscal year ended December 31, 2003 ("fiscal 2003") compared to fiscal year ended December 31, 2002 ("fiscal 2002")

              During fiscal 2003 the Company spent $246,628 on exploration work on its Yukon property. Part of this expenditure has been paid from the $219,450 raised during February 2004 through a private placement of 997,500 shares at $0.22 per share. No exploration costs were incurred during the years ended December 31, 2002, 2001 and 2000.

              During fiscal 2003 the total loss (as well as expenses) was $319,515 as compared to $59,428 during fiscal 2002. The main reason for the increase in losses were: the exploration costs during fiscal 2003 were $246,628 (nil during fiscal 2002); accounting and legal expenses were $49,399 as compared to $4,855 during fiscal 2002; and office and sundry expenses were $18,832 as compared to $32 during fiscal 2002. The main reason for the increased expenses was because the Company was listed on the OTC-BB and was more active during the fiscal 2003 as compared to fiscal 2002.

Fiscal year ended December 31, 2002 ("fiscal 2002") compared to fiscal year ended December 31, 2001 ("fiscal 2001")

              The total loss (as well as the total expenses) during the fiscal 2002 was $59,428 as compared to $58,749 during the fiscal 2001. During each of the years the main expenses were $30,000 for management fees and $24,000 for the rent. The Company was very inactive during both the years.

B.         Liquidity and Capital Resources

              As of the date of this report, we have yet to generate any revenues from our business operations.

              We issued 9,130,005 share of common stock in 1996.

              One May 17, 2003, we issued 6,000,000 shares of common stock to six individuals that comprised the YK Group and incurred a $60,000 obligation under our agreement with the YK Group to acquire the Finlayson emerald properties.

              As of December 31, 2003, our total assets were $106,702l and our total liabilities were $337,200.and we executed an assignment agreement to acquire a 60% interest in the Finlayson emerald properties.

              On February 6, 2004, the Company issued 997,500 shares at a price of $0.22 per share, for total proceeds of $219,450 of which 190,816 was received during the year ended December 31, 2003. As well, a total of 889,500 share purchase warrants exercisable as $0.22 for 2 years were issued on February 6, 2004.

              On December 31, 2003 the Company had $95,133 in cash and $106,702 in current assets as compared to NIL cash and NIL current assets on December 31, 2002. On December 31, 2003 the Company had a negative working capital position of $230,498 as compared to a negative working capital position of $161,799 on December 31, 2002.

              As of March 31, 2004, our total assets were $23,972, our total liabilities were $263,555, our cash position was $12,173 and our working capital position was negative $239,583. The liabilities were comprised of accounts payable to third parties and related parties.

              Subsequent to December 31, 2003, 900,000 share purchase options exercisable at $0.25 per share with a term of two years were issued by the Company.

C.           Research and Development, patents and License, etc.

              The Company does no engage in research and development activities nor does it hold any patents, trademark or non mineral related licenses.

D.           Trend Information

              The emerald market is fractured and not homogenous. Unlike the diamond industry, the emerald industry does not have a Central Selling Organization (CSO) and the sales of emeralds cannot be categorized as having a descernable trend.

E.           Off-balance sheet arrangements

              The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         DIRECTORS AND SENIOR MANAGEMENT

Our officers and directors are as follows:

Name	Age	Position

Greg Kennedy	54	Director, President and Chief Executive Officer

John R. Poloni	71	Director

Michael B Hart	56	Director, Secretary

Prabha Varshney	44	Chief Accounting Officer

              Our directors hold office until our next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by our board of directors at our annual meeting after each of our annual meetings of shareholders and hold office until their death, or until they resign or have been removed from office.

Greg Kennedy – Director, President and Chief Executive Office

              At our annual general meeting in April 2004, Mr. Kennedy was appointed as President of the Company. Since May 2003, Greg Kennedy had been a director, and our secretary and Chief Financial Officer. Since July 2001, Mr. Kennedy has been the Vice President of Operations and since July 2002, a Director of ABA.T.V, formerly Fountain House Holdings located in Vancouver, British Columbia. ABA.H.V. is a shell corporation with no business purpose other than to merge with or acquire another corporation. ABA.T.V is listed for trading on the TSX Venture Exchange under the symbol ABA.H. Since November 2002, Mr. Kennedy was the President and a Director of Digital Capital.com, Inc., a Delaware corporation, located in Squamish, British Columbia. Digital Capital.com, Inc., was a blank check corporation with no business purpose other than to merge with or acquire another corporation. Digital Capital.com, Inc. did not merge with any entity and the company ceased to exist in 2004. Due to a medical condition, from December 2000 to July 2001, Mr. Kennedy was not employed and furnished limited consulting services as an independent contractor. From November 1998 to December 2000, Mr. Kennedy was Marketing Director of Titan Trading Analytics Inc. located in Vancouver, British Columbia. Titan Trading is a purveyor of computer software designed for the securities and investment community. From January 1991 to November 1998, Mr. Kennedy was a stockbroker with McDermid St. Lawrence Securities, now Raymond James Canada, located in Vancouver, British Columbia.

John R. Poloni - Director

              Since March 2002, Mr. Poloni has served as a director of our company. Since September 1972, Mr. Poloni has served as a director of John R. Poloni & Associates Ltd. Since June 2000, Mr. Poloni has served as a director of Javelin Capital Corp. Javelin Capital is a British Columbia blind pool corporation. From September 1998 to July 2002, Mr. Poloni served as a director of Solaia Ventures Inc. Solaia Ventures is a British Columbia natural resource mining company. From June 1987 to June 2000, Mr. Poloni served as a director of Vera Cruz Minerals Corp. which became Copper Creek Ventures Ltd. Copper Creek Ventures Ltd. is a British Columbia oil and gas production and exploration company. Mr. Poloni is a consulting geologist having been employed in the mining industry for approximately 37 years. He maintains his consulting practice through John R. Poloni and Associates Ltd., a company formed in 1972.

Michael B Hart- Director and Corporate Secretary

              Mr. Hart has worked in the financial markets sector with a number of large financial institutions between 1983 and 1990 where he acted as an account executive and financial consultant. From 1990-1995, Mr. Hart fulfilled the responsibilities of business and sales manager within the automotive industry. Subsequent to 1995, Mr. Hart worked with an investment-banking group that was responsible for taking projects from start up to the public markets and has had experience with public companies in the oil and gas industry. Currently, Mr. Hart is President of Hart-Byrne Enterprises Ltd. a private British Columbia company and is a member of the Board of Directors of AMG Oil Ltd. and Durum Consolidated Energy. Mr. Hart is a Member of the Board and the Corporate Secretary for Entourage Mining Ltd.

Prabha Varshney, Chief Accounting Officer

              Prabha Varshney has a Bachelor's of Commerce degree from Agra University, India and a diploma in accounting from the Vancouver Community College, Vancouver. During the last five years she has been a sales person selling Registered Education Savings Plans for USC Education Savings Plan (a non-profit foundation). Prabha acts as the Chief Accounting Officer for Entourage Mining Ltd.

B.         COMPENSATION

              For the year ended December 31, 2003 Gregory Kennedy was compensated $1,000 for his role as President of the Company.

              A total of 1 person, Greg Kennedy served as members of the administrative, supervisory or management bodies of the subsidiaries of the Company during fiscal 2003. The aggregate remuneration paid to such persons was approximately $1,000.

              No stock options were granted during the last full financial year to members of the Company's executive.

              None of the above options were exercised during the Company's most recently completed financial year.

              There are no other arrangements under which, directors or members of the Company's administrative, supervisory or management body, were compensated by the Company during the most recently completed financial year for their services.

              No plan exists, and no amount has been set aside or accrued by the Company or any of its subsidiaries, to provide pension, retirement or similar benefits for directors or officers of the Company, or any of its subsidiaries.

              Subsequent to the last year end, a total of 900,000 incentive stock options exercisable at $0.25 for a period of two years were issued to various executives of the Company.

C.         BOARD PRACTICES

              The directors of the Company are elected annually and hold office until the next annual general meeting of the Company's shareholders or until their successors in office are duly elected or appointed. All of the Company's directors were elected at the Company's most recent annual general meeting, which took place on April 29, 2004. Under the British Columbia Business Corporations Act the Company is required to hold an annual general meeting no more than 15 months after its most recent annual general meeting.

              There are no service contracts with the Company or any of it subsidiaries for the directors providing benefits upon termination of their service.

              Our audit committee is comprised of Greg Kennedy, John R. Poloni and Michael Hart. Members of the audit committee oversee our accounting and financial reporting process and the audits of our financial statements. The audit committee also receives and addresses complaints regarding accounting, internal controls, and auditing issues. No complaints have been received by us as of the date hereof. Further, the audit committee provides protection for whistle blowers. Again, no whistle blowing issues have presented themselves to us as of the date hereof. The audit committee functions in a collective manner with respect to all issues that come before it.

D.         EMPLOYEES

              We have no employees other than our officers and directors.

E.         SHARE OWNERSHIP

              The following table sets forth the common share ownership of each of our officers and directors. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

			Percent of Class
Name of owner	Number of Shares	Position

John R. Poloni	0	Director	0%

Michael Hart	0	Director, Secretary	0%

Greg Kennedy	500.000	Director, Secretary and	2.9%
		Chief Financial Officer

			Percent of Class
Name of owner	Number of Shares	Position

DIRECTORS AS A			2.9%
GROUP (3 Persons)

		Former
		President, Chief	38.00%
Ernest S. Peters [1]	5,750,005(2)	Executive Officer and
		Director

[1]
Ernest S. Peters is our former President and 3,250,005 shares are owned by Ernest S. Peters; 1,000,000 shares are owned by Maxine Gail Peters, the wife of Ernest S. Peters; and, Cherri Peters, the daughter of Ernest S. Peters owns 1,500,000 restricted shares.

[2]
Of the 5,750,005 shares, 3,750,000 are escrow shares. The terms of the escrow shares call for their cancellation on the resignation of the holder. Ernest Peters resigned on April 29, 2004 and the 3,750,000 escrow shares are in the process of being cancelled.

              Unrestricted shares are shares that can be sold at any time. Restricted shares are shares that are contractually held in escrow. The contractual terms of escrow provide for the cancellation of the shares on February 18, 2008 unless the shares are subject to earlier cancellation by virtue of the holders ceasing to be directors, officers or associates of directors and officers of the Company prior to that date in which case they are subject to immediate cancellation.

              The shares were not issued to officers, directors and senior management as part of a compensation plan.

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         MAJOR SHAREHOLDERS

              We are controlled by the YK Group Syndicate consisting of Paul Shatzko, Maryl Shatzko, Carl Verley, Shirley Verley, William P. Weston and Margaret N. Weston, by virtue of its ownership of 6,000,000 common restricted shares. We have no agreement which could result in a change of control of our company.

              The following table sets forth the common share ownership of each person known by us to be the beneficial owner of five percent or more of our common shares. Each person has sole voting and investment power with respect to the shares of common stock shown, and all ownership is of record and beneficial.

			Percent of
Name and address of owner	Number of Shares	Position	Class

Paul Shatzko	1,000,000	Shareholder	6.6%
1268 – 216 th Street
Langley, BC V2Z 1R2

Maryl Shatzko	1,000,000	Shareholder	6.6%
1268 – 216 th Street
Langley, BC V2Z 1R2

Carl Verley	1,000,000	Shareholder	6.6%
5895 Wilthshire Street
Vancouver, BC, V6M 3L72

Shirley Verley	1,000,000	Shareholder	6.6%
5895 Wilthshire Street
Vancouver, BC, V6M 3L72

William P. Weston	1,500,000	Shareholder	9.9%
478 Carlsen Place
Port Moody, BC V3H 3Z9

B.         RELATED PARTY TRANSACTIONS

              Other than as disclosed herein, our officer, directors and principal shareholders, or any of our associates or affiliates, have not participated in and have no other interest, direct or indirect, in any material transactions in which we have participated, or in any proposed transaction which has materially affected or will materially affect our company during the previous fiscal year.

              During the financial year ended December 31, 2003, the Company incurred $0 (2002 - $30,000) for management fees, and $0 (2002 - $24,000) for rent with a company controlled by a director.

              Accounts payable to related parties of $152,240 is owing to a director and to a company controlled by the same director, Ernest Peters. These amounts were incurred for rental charges for offices provided and for management fees.

              There are no additional interests of management in transactions involving our company except for those stated in the Notes to the Financial Statements.

C.         INTERESTS OF EXPERTS AND COUNSEL

              Not applicable

ITEM 8.         FINANCIAL INFORMATION

A.         CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

              The following financial statements have been audited by an independent auditor, are accompanied by an audit report, and are attached and incorporated herein:

(a)	balance sheet;

(b)	income statement;

(c)	statement showing changes in equity

(d)	cash flow statement;

(e)	related notes and schedules required by the comprehensive body of accounting standards pursuant to which the financial statements are prepared; and

(f)	a note analyzing the changes in each caption of shareholders' equity presented in the balance sheet.

              Incorporated herewith are the comparative financial statements covering the latest three financial years, audited in accordance with a comprehensive body of auditing standards.

Legal Proceedings

              No material legal proceedings to which we are a party are pending nor are any known to be contemplated and we know of no legal proceedings pending or threatened, or judgments entered against, any of our officers or directors in their capacities as such.

Dividends

              No dividend has been paid on our common shares since inception, and none is contemplated in the foreseeable future.

B.         SIGNIFICANT CHANGES

              Subsequent to the date of the last financial statements included in this Report on Form 20-F, the Company announced on June 23, 2004 that it had entered in to an agreement with Goodsprings Development Corp. to earn a 100% interest in the GBW project in Esmeralda County, Nevada. The GBW project comprises both patented and unpatented claims and is within the Walker Lane mineral belt.

              The agreement with Goodsprings Development Corp. whereby the Company subleases the GBW project, together with the master lease agreement by which Goodsprings acquired the interest it subleased to the Company, were attached to a report on Form 6-K dated June 29, 2004.

              The agreement with Goodsprings Development Corp. calls for the Company to pay $15,000 on execution of the agreement, $15,000 on June 1, 2005; $20,000 on June 1, 2006 and $25,000 on June 1, 2007 and on each anniversary date of the agreement thereafter up to a maximum of $400,000 which is the purchase price for the GBW project property. The Company is responsible for maintaining the claims comprising the GBW project in good standing.

ITEM 9.         THE OFFER AND LISTING

A.         OFFER AND LISTING DETAILS

              Our shares commenced trading on February 2nd, 2004 on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF.

	High	Low	Close	Volume
Feb 04	0.42	0.09	0.38	984,500
Mar 04	0.45	0.26	0.30	399,500
Apr 04	0.40	0.30	0.32	394,500
May 04	0.37	0.31	0.35	217,500
June 04	0.50	0.31	0.41	402,00

              As the Company's shares have only traded since Feb 2004, no annual figures are available.

              We are required to file an annual report on Form 20-F with the Securities and Exchange Commission and periodic reports on Form 6-K. Form 6-K is required to be filed when the laws of British Columbia require us to disclose information. The Form 6-K must be filed promptly after information is made public by us. As a foreign private issuer, we will not be subject to the reporting obligations of Section 13, except as set forth above; the proxy rules of the Section 14 of the Securities Exchange Act of 1934; or, the insider reporting or short-swing profit rules of Section 16 of the Exchange Act.

B.         PLAN OF DISTRIBUTION

              Not applicable

C.         MARKETS

              Our shares commenced trading on February 2nd, 2004 on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF, however, a lack of liquidity may make it difficult to resell shares. Furthermore, it is unlikely that a lending institution will accept our common stock as pledged collateral for loans even though a regular trading market has developed

D.         SELLING SHAREHOLDERS

              Not applicable

E.         DILUTION

              Not applicable

F.         EXPENSES OF THE ISSUE

              Not applicable

ITEM 10.         ADDITIONAL INFORMATION

A.         SHARE CAPITAL

              Not Applicable

B.         MEMORANDUM AND ARTICLES OF ASSOCIATION

1.
We have no bylaws. Under British Columbia law a company's bylaws are called its Memorandum and Articles of Incorporation. Our Memorandum and Articles of Incorporation do not limit in any manner our business purpose. As such, no provision relating to the same is contained in the Memorandum or Articles of Incorporation. The Company's registered office address is Suite 212 – 525 Seymour Street, Vancouver, British Columbia V6B 3H7 and its telephone number is 778 893-4471.

2.	Directors

a.
A director shall disclose the nature and extent of his interest in a contract or transaction. A director shall not vote on any contract or transaction in which he is interested. The foregoing shall not apply to: (1) a loan to us which the director is guaranteeing repayment; (2) any contract or transaction for the benefit of a holding company or a subsidiary corporation of which the a director is a director; (3) any contract by a director to subscribe for or underwrite securities in which a director is interested if all the other directors are interested; (4) determining the remuneration of the directors: (5) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or, (6) indemnification of any director.

	b.	Directors are empowered to vote compensation to themselves even in the absence of an independent quorum.

c.
Our board of directors may from time to time on our behalf borrow money. We have no prohibition against loaning money to a director in our Articles of Incorporation but recognize that this is prohibited under the Securities Laws of various jurisdictions (including those in the United States) and do not loan money to our directors or officers.

	d.	There are no provisions for retirement or non-retirement of directors under an age limit requirement.

	e.	There is no number of shares which must be owned for director's qualification.

3.	Shares

	a.	The board of directors, may from time-to-time declare and authorize payment of dividends. No dividend will be paid otherwise than out of funds and/or assets properly available therefore. There is no time limit after which dividend entitlement lapses.

	b.	Each shareholder shall have one vote for each share of common stock owned by him. At each annual meeting the entire board of directors retire and shareholders shall elect an new board of directors. There are no staggered intervals and cumulative voting is not provided for.

	c.	Shareholders do not have the right to share in our profits.

	d.	Shareholders are entitled to share in any surplus upon liquidation, after the payment of all creditors and superior equity securities.

	e.	We may redeem any of our shares at the price and on the terms as determined by our board of directors.

	f.	There are no sinking fund provisions.

	g.	Shareholders are not liable for further capital calls.

	h.	There are no provisions discriminating against any existing or prospective holder of common stock as a result of a shareholder owning a substantial number of shares of common stock.

4.	No alteration shall be valid as to any outstanding shares unless the holders of the shares consent thereto or by a resolution passed by 3/4s of the outstanding shares.

5.
The annual general meeting of shareholders is called by written notice mailed by the board of directors to each shareholder of record. A quorum shall be a least two persons represented at the meeting either in person or by proxy. Extraordinary (special) general meetings are called by written notice mailed by the board of directors to each shareholder of record. The quorum remains the same for Extraordinary Meetings. There are no conditions of admission to the meetings.

6.
There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by the laws of British Columbia, or our articles or other constituent document.

7.
There are no provisions in our articles that would have an effect of delaying, deferring or preventing a change in our control and that would operate only with respect to any merger, acquisition or corporate restructuring involving us.

8.	There are no provisions in our articles which require the disclosure of shareholder ownership.

9.	The law applicable to us is not significantly different from that in the host country.

10.	The conditions imposed by the articles governing changes in the capital are not more stringent than is required by law.

C.         MATERIAL CONTRACTS

              There are no material contracts except as discussed in this registration statement. The following material contracts and all engineering or geological reports referred to in this registration statement may be inspected at our office 1111 West Hastings Street, Suite 708, Vancouver, British Columbia, during normal business hours.

1.	Escrow Agreement dated August 19, 1996, entered into between us, Ernest S. Peters, and Cherri Peters, and Montreal Trust Company of Canada.

2.	Assignment Agreement dated March 17, 2003, between us and the YK Group concerning the Company's Finlayson properties in the Yukon, Canada.

3.	Registrar and Transfer Agent Appointment Agreement dated October 24, 1996, entered into with Computershare Trust Company of Canada.

4.	Agreement between Goodsprings Development Corp. and the Company dated effective June 1, 2004 concerning the GBW project and mineral property in Esmeralda, Nevada

D.         EXCHANGE CONTROLS

              Canada has no system of currency exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlements of trade debts or the repatriation of capital.

              The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by a non-Canadian, as defined by the ICA. Certain acquisitions of control, discussed below, are reviewed by the Government of Canada. The term "acquisition of control" is defined as one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business, or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation. The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

              Investments requiring notification and review are all direct acquisitions of Canadian business with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors) and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transactions. In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the government of Canada considers that it is in the public interest to do so.

              The ICA was amended with the implementation of the agreement establishing the World Trade Organization ("WTO") to provide for special review of thresholds for "WTO investors", as defined in the ICA. "WTO investors" generally means:

(a)	an individual, other than a Canadian, who is a member of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member.

(b)	governments of WTO members; and

(c)	entities that are not Canadian controlled, but which are WTO investor controlled as determined by the rules specified in the ICA.

              The special review thresholds for WTO investors do not apply, and general rules described above do not apply, to the acquisition of control of certain types of businesses specified in the ICA, including business that is a "cultural business". If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by using a formula relating to increases in the nominal gross domestic product of Canada. The 1996 WTO Review Threshold is Cdn. $168,000,000.

              If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, or non-WTO investor, is required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

              For non-Canadian (other than WTO investors), and indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more. If the WTO investor rules apply, then this requirement does not apply to a WTO investor, or to a person acquiring the entity from a WTO investor. Special rules specified in the ICA apply if the assets of the Company is more than 50% of the value of the assets of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the company and all other entities carrying on business in Canada, calculated in the manner provided by the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the threshold for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $168,000,000 (n 1996) for a WTO investor or a threshold of CDN. $5,000,000 for non-Canadian other than a WTO investor. If the value exceeds that level the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares by the Company.

              If an investment is renewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that the delay would cause undue hardship to the acquirer or jeopardize the operations of the Canadian business that is being acquired. The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquirer and any representation submitted to the Director by a province that is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant. Some of the factors to be considered are:

(a)
the effect of the investment on the legal economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)	the effect of the investment on exports from Canada;

(c)	the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)	the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)	the effect of the investment on competition within any industry or industries in Canada;

(f)	the compatibility of the investment with national, industrial, economic, and cultural policies;

(g)
Tthe compatibility of the investment with national, industrial, economic, and cultural policies taking into consideration industrial, economic, and cultural objectives enunciated by the government of legislature of any province likely to be significantly affected by the investment; and

(h)	the contribution of the investment to Canada's ability to compete in world markets.

              To ensure prompt review, the ICA set certain time limits for the Director and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

              Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of notice (or any period that is agreed upon between the acquirer and the Minister). On the expiration of the 30 day period (or the agreed-upon extension), the Minister must quickly notify the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer my not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

              The ICA provides civil remedies for non-compliance with any provision. There are also criminal penalties for breach of confidentiality or providing false information.

              Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia, or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

E.         TAXATION

Certain United States Federal Income Tax Consequences

              The following is a general discussion of the material United States Federal income tax law for U.S. holders that hold such common shares as a capital asset, as defined under United States Federal income tax law and is limited to discussion of U.S. Holders that own less than 10% of the common stock. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

              The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.

              Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

              As used herein, a "U.S. Holder" is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust. For purposes of this discussion, a U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers and Holders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on common shares of the Company

              U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

              Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

Foreign Tax Credit

              A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company

              A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Canadian Federal Income Taxation

              The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the "Shareholder"), and who at all material times for the purposes of the Income Tax Act (Canada) (the "Canadian Act") deals at arm's length with the Company, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common share in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

              This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the "Treaty") as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Company's understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

              This summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder's particular circumstances.

              A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the Shareholder provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Toronto Stock Exchange is so prescribed), and that neither the Shareholder, nor one or more persons with whom the Shareholder did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Treaty generally will exempt a Shareholder who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Shareholder on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base," as those terms are defined for the purposes of the Treaty, available to the Shareholder in Canada. The Treaty may not be available to a non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S.

              Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to a Shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency`s position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

              We urge each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

F.         DIVIDENDS AND PAYING AGENTS

              Not applicable

G.         STATEMENT BY EXPERTS

              Not applicable

H.         DOCUMENTS ON DISPLAY

              All material documents referred to herein have been filed as exhibits to this Form 20-F or at our office at 525 Seymour Street, Suite 212, Vancouver, British Columbia, Canada V6B 3H7 and its telephone number is (604)?.

I.         SUBSIDIARY INFORMATION

              Not applicable

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

              Not applicable

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

              Not applicable

PART II

ITEM 13.         DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

              None

ITEM 14.          MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

              Not applicable

ITEM 15.         Controls and Procedures

              Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in US Exchange Act Rule 13a-14(c)) within 90 days of the date of this Form 20-F, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

              There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls requiring corrective actions.

ITEM 16.         (Reserved)

Item 16A

              The Company's Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. The Company's audit committee does not have a financial expert as that term is defined in US SEC Rules and is not required to have such a financial expert under the terms of securities laws in its jurisdiction of incorporation, British Columbia.

Item 16B.         Code of Ethics

              The Company has adopted as its Code of Ethics the following "Code of Business Conduct".

              CODE OF BUSINESS CONDUCT

              1. Introduction

              In this Code of Business Conduct ("the Code"), the terms Entourage and "Company" mean Entourage Mining Ltd.. and all of its subsidiaries. The policies and procedures set forth in this Code govern the conduct of every aspect of the business of Entourage. While this Code provides a brief summary of the standards of conduct that are the foundation of Entourage's business operations, it is not possible to cover all situations confronting Entourage personnel in the day to day conduct of their many activities. Entourage must rely on the individual judgment, common sense and personal ethical standards of all personnel to maintain a high standard of honesty and integrity in the conduct of Entourage business.

              This Code applies to all members of the Board of Directors (the "Board," with the members referred to herein as "Directors"), officers and employees of Entourage and to all Entourage business locations. Any violation of this Code must be promptly reported to management at the appropriate level, including, if necessary and appropriate, to a supervisor, the President, a Director or Directors, or a member or members of the Audit Committee of the Board (the "Audit Committee"). The confidentiality of a report and the reporting person will be protected to the extent possible, consistent with the law and the requirements necessary to conduct an effective investigation of the conduct or matter, and no reporting person will suffer retaliation because of a report he or she makes in good faith and with respect to conduct or a matter which the reporting person reasonably believes constitutes a violation of this Code (except that appropriate disciplinary action may be taken against the reporting person if such person was involved in the violation).

              2. General Policy

              It is the policy of Entourage to conduct its business in compliance with applicable governmental laws, rules and regulations, with honesty and integrity, in a manner that demonstrates respect for all people and with a strong commitment to the highest standards of ethics. Entourage demands high standards of integrity and sound ethical judgment from its personnel at all times, and in performing their work for Entourage all personnel must comply with all applicable governmental laws, rules and regulations.

              3. Conflicts of Interest

              Directors, officers and employees of Entourage have a duty to avoid financial, business or other personal interests or relationships which might interfere, or even appear to interfere, with the interests of Entourage or make it difficult to perform their Entourage duties objectively and effectively. Directors, officers and employees should conduct themselves in a manner that avoids even the appearance of a conflict between their personal interests and those of the Company.

              A conflict of interest situation may arise in many ways. It is not possible to discuss every circumstance that may lead to a conflict of interest, but the following examples are illustrative:

(a) Owning or holding a substantial financial interest in a company which has material business dealings with Entourage or which engages in any significant field of activity engaged in by Entourage.

(b) Acting as a director, officer, consultant or employee for any business enterprise with which Entourage has a competitive or significant business relationship, unless so requested or approved by the Company.

(c) Accepting gifts, payments, or services of significant value from those seeking to do business with Entourage.

(d) Knowingly competing with Entourage in the purchase or sale of property or diverting from Entourage a business opportunity in which Entourage has or is likely to have an interest.

(e) Placing of business with a firm owned or controlled by a Entourage employee, officer or Director without the prior specific approval of the Audit Committee and the Board.

              It is Entourage's policy that actual or apparent conflicts of interest must be avoided, and any material transaction or relationship involving a potential conflict of interest must be approved in advance by the Board. In addition, all related party transactions of Entourage must be reviewed and approved by the Audit Committee.

              Conflicts of interest may also arise if an employee, officer or Director, or a member of his or her family, receives improper personal benefits as a result of his or her position with Entourage. Company loans to or guarantees of obligations of such persons are of special concern, and personal loans to executive officers and Directors are prohibited by the Sarbanes-Oxley Act of 2002. It is Entourage's policy that such conflicts of interest involving improper personal benefits are prohibited. No loans may be made to any person for the purpose of exercising incentive stock options granted by the Company.

              4. Unauthorized Use of Company Property and Services

              No employee, officer or Director may use any Company property or services for his or her own personal benefit, or for the personal benefit of anyone else. It should be noted that, with regard to some activities, there are both personal and Company benefits. These would include, for example, employee participation in continuing education programs. Therefore, any employee use of Company property or services which is not solely for the Company's benefit must be approved beforehand by the employee's immediate supervisor. Computer work stations and computer software are provided for the furtherance of Company business only. The Company's computer facilities should not be utilized for individual or outside projects for any purpose without the specific permission of your immediate supervisor. The Company's software programs are in many instances proprietary to the Company or are utilized by the Company through license and usage agreements with outside authors. Software programs should not be copied or transmitted by any means to any third party for private usage.

              5. Accounting Records

              Financial statements and the books and records on which they are based must accurately reflect all corporate transactions. All receipts and disbursements of Company funds must be properly recorded in the books, and records must disclose the nature and purpose of the Company's transactions. All records and transactions are subject to review by internal and external auditors. Full cooperation with the auditors is expected and under no circumstances will any relevant information be intentionally withheld from them.

              The following requirements apply to all Company records:

(a) No undisclosed or unrecorded fund or asset of the Company shall be established for any purpose.

(b) No false or artificial entries shall be made in the books and records of the Company for any reason, and no employee or officer shall engage in any arrangement that results in such prohibited act.

(c) All transactions shall be executed in accordance with management's general or specific authorization.

(d) Transactions shall be properly recorded to permit preparation of financial statements in accordance with generally accepted accounting principles and to maintain accountability for assets.

(e) No payment on behalf of the Company shall be approved or made with the intention or understanding that any part of such payment is to be used for any purpose other than that described by the documents supporting the payment.

              Where any person associated with the Company becomes aware of an example of a breach of the statements above, they should bring this breach to their immediate supervisors attention or to the attention of the audit committee.

              6. Political Contributions and Activities

              Entourage encourages its employees to maintain an interest in political matters, but recognizes that participation in politics is primarily a matter of individual choice. Involvement and participation in political activities must be on an individual basis, on the employee's own time, and at the employee's own expense. Further, when an employee speaks on public issues, it must be made clear that comments or statements made are those of the individual and not the Company.

              No Company funds or assets, including the work time of any employee, will be contributed, loaned, or made available, directly or indirectly, to any political party or the campaign of any candidate for political office.

              7. Trade Secrets and Confidential Information

              With regard to trade secrets and confidential information of Entourage, employees must be guided by loyalty to Entourage and prudence in maintaining the secrecy of such trade secrets and confidential information. Employees should take care to refuse to allow the public or any other company, including our competitors, to obtain improper access to trade secret and confidential information. The following policies should be followed:

(a) Confidential information and trade secrets should be discussed only on a need-to-know basis with other employees.

(b) Be careful to avoid inadvertent disclosures of information in the course of social conversations or normal business relations with suppliers and customers.

(c) Any disclosure of trade secret or confidential information outside of the Company should be done only when appropriate protective agreements have been signed which have been approved by Entourage's attorneys.

              8. Employee Relations

              Entourage's policy is to provide good jobs and to operate under sound and legal personnel policies. Our objective is to be equitable and fair in the treatment of all our employees in all situations. This includes the following:

(a) The selection and placement of any employee is based on that employee's qualifications, and such decisions are always made without regard to race, religion, national origin, sex, age or physical or mental disabilities (so long as the employee/applicant is qualified for and can perform the job).

(b) Compensation shall be in accordance with the employee's contribution to the Company, and compensation decisions shall also be made entirely independent of the considerations listed above.

(c) The Company will make every effort to provide a safe and healthy work environment for all employees. The Company will not tolerate any sexual harassment in the workplace, and appropriate disciplinary action will be taken should any instances of sexual harassment be discovered.

              9. Drug and Alcohol Abuse

              Company policy precludes the use or possession of any illegal drugs on Company property. Employees are also prohibited from being on Company property under the influence of illegal drugs. Alcohol may not be brought or consumed on Company property without the consent of the executive officer of the Company and such consent will be given normally only for social functions such as a christmas party or retirement party, if then.

              10. Consultants

              Entourage's policy is that all consultants that we retain should abide by the same code of business conduct as our employees. It is the responsibility of any Company employee retaining a consultant for any purpose to make sure the consultant is aware of our Code and agrees to abide by all of its provisions.

              11. Disclosures in SEC Reports and Other Public Communications

              The United States Securities and Exchange Commission (the "SEC") requires prompt public disclosure of material information about the Company. It is Entourage's policy that all disclosures to the public, including disclosures in reports and documents that the Company files with or submits to the SEC, press releases, speeches and investor and other public communications by the Company, will be full, fair, accurate, timely and understandable.

              12. Insider Trading

              Directors, officers and employees must not use for personal gain, or reveal outside of the Company, material information which is neither known nor available to the general public. Where doubt exists as to the advisability or disclosure, employees should seek guidance from an executive officer of the Company.

              13. Discipline and Compliance

              Failure to comply with this Code may result in disciplinary actions, including warnings, suspensions, termination of employment or such other actions as may be appropriate under the circumstances. The responsibility for compliance with this Code, including the duty to seek interpretation when in doubt, rests with each person subject to this Code.

              14. Searches

              Entourage policy allows the use of any lawful method of investigation which Entourage believes is necessary to determine whether any person has engaged in conduct that interferes with or adversely affects Entourage's business. This includes the theft of any Company property or any property of any Company employee or visitor. It also includes suspicion of possession of drugs, alcohol, firearms or anything else, the possession of which on Company property is prohibited or restricted. All Company employees are expected to participate in Entourage's reasonable security efforts. Failure to do so may result in disciplinary action, including dismissal.

              15. Questions and Interpretations

              Routine questions concerning this Code should be directed to the employee's immediate supervisor. Requests for specific interpretations of this Code should be referred to any officer of the Company. The Code is intended to provide a general statement of Company policies and to provide guidance to Entourage personnel. No representation is made, however, either express or implied, that the policies stated in the Code are all the relevant policies, nor that they are a comprehensive, full or complete explanation of the laws, rules and regulations which are applicable to the Company and its personnel.

              16. Changes to or Waivers from the Code

              The Board shall review this Code as circumstances including those of the SEC.

              Any changes to this Code and any waiver from this Code, including an implicit waiver resulting from inaction with respect to a reported or known violation of this Code, for an executive officer or Director of Entourage may be made only by the Board in writing and shall be promptly disclosed to Entourage's corporate counsel, shareholders and others as required by law and SEC rules and regulations. Any other change or waiver may be made only by an executive officer of Entourage or the Board.

              17. Summary dictate, and when necessary or desirable amend the Code to ensure that Entourage continues to comply with applicable laws, rules and regulations,

              It is expected that all Entourage personnel will transact the Company's business with the highest standards of integrity. By maintaining a sensitivity to and an awareness of the ethical aspects of business, we can ensure that our business conduct in all respects is exemplary. Entourage and its employees enjoy an outstanding reputation. Adherence to this Code will uphold and enhance that reputation.

ITEM 16(C).         PRINCIPAL ACCOUNTANT FEES AND SERVICES

              Audit Fees

              The aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was Cdn $3,000 for both the fiscal year ending December 2003 and the fiscal year ending December 2002. This figure includes review work done during the year of the Company’s quarterly prepared financial statements, regulatory filings and initial registration statement filed on Form 20-F.

              Tax Fees

              The aggregate fees billed in each of the last two years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were Cdn $3,250 primarily for review and preparation of the registrant’s Canadian tax returns and forms. This amount was billed both in the fiscal year ending December 2003 and the fiscal year ending December 2002.

              Other than the tax related and audit related work described above, the registrant’s principal accountant has not performed any other services, and in particular has not performed any other non-audit related services, for the registrant.

ITEM 16(D).          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

              Not applicable

ITEM 16(E).         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

              Not applicable

PART III

ITEM 17.          FINANCIAL STATEMENTS

              Not applicable

ITEM 18.         FINANCIAL STATEMENTS

              The following financial statements, together with the reports of our independent accountants, are filed as part of this annual report

Audit Report

              Audited Consolidated Financial Statements of the Company for the years ended September 30, 2003, September 30, 2002 and September 30, 2001 and unaudited consolidated financial statements of the Company for the three month periods ended March 31, 2004 and March 31, 2003.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Stockholders of
Entourage Mining Ltd.
(An exploration stage company)

We have audited the balance sheets of Entourage Mining Ltd. (an exploration stage company) as at December 31, 2003 and 2002, and the statements of operations, cash flows, and stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in accordance with United States generally accepted accounting principles applied on a consistent basis.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered net losses and negative cash flows from operations since its inception that raise substantial doubt about its ability to continue as a going concern. Management plans as to this matter are discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	"Morgan & Company"
May 6, 2004	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31
	2003	2002

ASSETS

Current
Cash	$95,133	$-
Goods and Services Tax recoverable	11,569	-

	$106,702	$-

LIABILITIES

Current
Accounts payable and accrued liabilities	$184,960	$52,632
Account payable to related parties	152,240	109,167
	337,200	161,799

SHAREHOLDERS' DEFICIENCY

Capital Stock (Note 4)
Authorized:
100,000,000 common voting shares without par value
Issued:
15,130,005 common voting shares (of which	336,501
3,750,000 are held in escrow)		276,501

Contributed Capital	200,671	200,671

Subscriptions Received	190,816	-

Deficit Accumulated During The Exploration Stage	(958,486)	(638,971)
	(230,498)	(161,799)

	$106,702	$-

Approved by the Board of Directors:
"Gregory F. Kennedy"	"John Poloni"

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

				INCEPTION
				JUNE 16
				1995 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2003	2002	2001	2003

Revenue	$-	$-	$-	$-

Expenses
Accounting and legal	49,399	4,855	3,645	71,899
Consulting	3,000	-	-	3,000
Exploration costs	246,628	-	-	389,511
Interest expense	1,656	541	1,062	7,464
Management fees	-	30,000	30,000	225,000
Office and sundry	18,832	32	42	20,195
Professional fees	-	-	-	61,417
Rent	-	24,000	24,000	180,000

Loss For The Year	$(319,515)	$(59,428)	$(58,749)	$(958,486)

Loss Per Share , basic and
diluted	$(0.04)	$(0.01)	$(0.03)

Weighted Average Number
Of Shares Outstanding,	9,127,950	5,380,005	5,380,005

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				INCEPTION
				JUNE 16
				1995 TO
	YEARS ENDED DECEMBER 31			DECEMBER 31
	2003	2002	2001	2003

Operating Activities
Loss for the year	$(319,515)	$(59,428)	$(58,749)	$(958,486)

Adjustments To Reconcile Loss To Net
Cash Used By Operating Activities
Shares issued for mineral property	60,000	-	-	60,000
Changes in non-cash working capital
items:
Goods and Services Tax refundable	(11,569)	3,978	(217)	(11,569)
Accounts payable and accrued
liabilities	132,328	4,611	58,865	184,960
Accounts payable to related parties	43,073	50,831	-	152,240
Total Adjustments	223,832	59,420	58,648	385,631
	(95,683)	(8)	(101)	(572,855)

Financing Activities
Contributed capital	-	-	-	200,671
Issue of capital stock	-	-	-	276,501
Subscriptions received	190,816	-	-	190,816
	190,816	-	-	667,988

Increase (Decrease) In Cash	95,133	(8)	(101)	95,133

Cash, Beginning Of Year	-	8	109	-

Cash, End Of Year	$95,133	$-	$8	$95,133

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF STOCKHOLDERS' DEFICIENCY
(Stated in Canadian Dollars)

				DEFICIT
				ACCUMULATED
	NUMBER			DURING THE
	OF		CONTRIBUTED	EXPLORATION
	SHARES	AMOUNT	CAPITAL	STAGE	TOTAL
Share issued for cash	5	$1	$-	$-	$1
Loss for the period	-	-		(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	(38,624)	(38,623)
Shares issued for cash	9,130,000	276,500	-	-	276,500
Loss for the year	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	(249,216)	27,285
Loss for the year	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	(323,745)	(47,244)
Loss for the year	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	(383,893)	(107,392)
Loss for the year	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	(453,939)	(177,438)
Loss for the year	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	(520,794)	(244,293)
Loss for the year	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	(579,543)	(303,042)
Forgiveness of amounts due
to related party	-	-	200,671	-	200,671
Loss for the year	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	276,501	200,671	(638,971)	(161,799)
Shares issued for mineral
property	6,000,000	60,000	-	-	60,000
Loss for the year	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	15,130,005	$336,501	$200,671	$(958,486)	$(421,314)

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in the Province of British Columbia, Canada, and its principal business activity is the acquisition, exploration and development of mineral properties.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially difference from the carrying values shown in the financial statements should the Company be unable to continue as a going concern.

The Company has experienced significant operating losses and, at December 31, 2003, has a working capital deficiency of $230,498, and has an accumulated deficit of $958,486. The recurring losses and lack of working capital raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to meet its obligations and maintain operations is contingent upon successful completion of additional financing arrangements and the continuing support of its creditors. Management is working to obtain sufficient working capital from external sources in order to continue operations, as well as identifying new business opportunities. There is, however, no assurance that the aforementioned events, including the receipt of additional funding, will occur or be successful.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Option Payments and Exploration Costs

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

	c)	Financial Instruments

The Company's financial instruments consist of cash, Goods and Services Tax recoverable, accounts payable and accrued liabilities.

Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

	d)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 109 – "Accounting for Income Taxes" (SFAS 109). This standard requires the use of the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)

Stock Based Compensation

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123) – "Accounting for Stock Based Compensation", as amended by SFAS No. 148 – "Accounting for Stock Based Compensation – Transition and Disclosure – An Amendment of SFAS No. 123". SFAS 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock based compensation. The Company continues to account for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board Opinion (APB) No. 25 – "Accounting for Stock Issued to Employees" and related interpretations.

	f)	Earnings (Loss) Per Share

Basic earnings (loss) per common share is computed in accordance with SFAS No. 128 – "Earnings Per Share" by dividing income and losses by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In computing diluted earnings (loss) per share, no shares were added to the weighted average number of common shares outstanding during the years ended December 31, 2003 and 2002 for the dilutive effect of employee stock options and warrants as no options, warrants or other convertible securities were outstanding. No adjustments were required to reported earnings (loss) from operations in computing diluted per share amounts.

	g)	Exploration Stage Company

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in Canadian Dollars)

3.	MINERAL PROPERTY

By an assignment agreement dated March 17, 2003, as amended May 17, 2003, the Company holds an option to acquire a 60% interest, subject to a 3% gross overriding royalty, in two groups of mineral claims located in the Yukon Territory. As consideration for the assignment, the Company has agreed to pay, to the assignor, the sum of $60,000 once the Company has been financed, and to issue 6,000,000 common shares (issued). Under the terms of the option agreement, the Company must incur a total of $500,000 in exploration expenditures, and make additional cash payments totalling $80,000 through November 1, 2007.

4.	SHARE CAPITAL

	a)	During the year ended December 31, 2003, the Company issued 6,000,000 common shares valued at $60,000 pursuant to the assignment agreement referred to in Note 3.

b)
During the year ended December 31, 2002, the Company increased its authorized and issued common shares on the basis of five common shares for every common share held. Concurrently, the Company increased its authorized common shares to 100,000,000 common shares with no par value. All per share amounts and number of shares issued have been adjusted in these financial statements to reflect the share split.

c)
Of the Company's issued and outstanding shares, 3,750,000 are held in escrow, their release being subject to the approval of the regulatory authorities. As the escrow shares are considered to be contingently issuable shares, they have been excluded from the weighted average common shares outstanding for both basic and diluted earnings and loss per share calculations.

5.	RELATED PARTY TRANSACTIONS

a)
During the year ended December 31, 2003, the Company incurred $Nil (2002 - $30,000; 2001 - $30,000) for management fees, and $Nil (2002 - $24,000; 2001 - $24,000) for rent with a company controlled by a director.

b)
Accounts payable to related parties of $152,240 (2002 - $109,167; 2001 - $259,007) is owing to a director and to a company controlled by the same director. During the year ended December 31, 2002, the related company controlled by a director forgave $200,671 of accounts payable owed to it by the Company.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in Canadian Dollars)

6.	INCOME TAXES A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:
	2003	2002	2001

Loss for the year	$(319,515)	$(59,428)	$(58,749)
Statutory tax rate	37.6%	39.6%	44.6%
Expected income tax provision	$(120,202)	$(23,533)	$(26,202)
Non-deductible differences	$-	$-	$-
Unrecognized tax losses	$120,202	$23,533	$26,202

Income tax provision	$-	$-	$-

Details of future income tax assets are as follows:

	2003	2002	2001

Mineral properties	$34,943	$36,782	$41,428
Loss available for future periods	253,694	140,519	194,750
Valuation allowance	(288,637)	(177,301)	(236,178)

Net future income tax asset	$-	$-	$-

The Company has non-capital losses for income tax purposes of $674,360 which may be available to reduce taxable income in future years. The potential benefit of these losses has been recognized as a future income tax benefit but has been reduced by a valuation allowance, as currently these amounts are less than likely to be realized. These losses expire as follows:

2005	$55,348
2006	114,465
2007	66,855
2008	58,749
2009	59,428
2010	319,515
$674,360

The Company also has Canadian resource deductions totalling $92,883 with no specified expiry date.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002
(Stated in Canadian Dollars)

7.	SUBSEQUENT EVENTS

a)
On February 6, 2004, the Company issued 108,000 flow-through shares at a price of $0.22 per share, and 889,500 non-flow-through units at a price of $0.22 per unit, for total proceeds of $219,450 of which 190,816 was received during the year ended December 31, 2003.

	b)	Subsequent to December 31, 2003, the Company has granted 900,000 stock options exercisable at US$0.25 per share over two years.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Unaudited)

MARCH 31, 2004 and MARCH 31, 2003

(These unaudited interim consolidated financial statements have not been reviewed by our auditors.)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Prepared by Management)

MARCH 31, 2004 & MARCH 31, 2003

BALANCE SHEET
(Stated in Canadian Dollars)

	MARCH 31	DECEMBER 31
	2004	2003

ASSETS

Current
Cash	12,173	$95,133
Goods and Services Tax recoverable	11,799	11,569
	$23,972	$106,702

LIABILITIES

Current
Accounts payable and accrued liabilities	$95,120	$184,960
Accounts payable to related parties	168,435	152,240
	263,555	337,200

SHAREHOLDERS’ DEFICIENCY

Share Capital (Note 2)	555,951	336,501

Contributed Capital	200,671	200,671

Subscriptions Received	-	190,816

Deficit Accumulated During The Exploration Stage	(996,205)	(958,486)
	(239,583)	(230,498)

	$23,972	$106,702

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

			INCEPTION
			JUNE 16
	THREE MONTHS ENDED		1995 TO
	MARCH 31		MARCH 31
	2004	2003	2004

Revenue	$-	$-	$-

Expenses
Accounting and legal	15,036	-	86,935
Consulting	4,000	-	7,000
Exploration costs	3,625	-	393,136
Interest expense	-	-	7,464
Management fees	-	-	225,000
Office and sundry	14,433	1,765	34,628
Professional fees	-	22,982	61,417
Rent	625	-	180,625

Loss For The Period	37,719	24,747	$996,205

Deficit, Beginning Of Period	958,486	638,971

Deficit, End Of Period	$996,205	$663,718

Basic And Diluted Loss Per Share	$0.01	$0.01

Weighted Average Number Of Shares
Outstanding	15,732,889	9,130,005

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF CASH FLOWS
(Stated in Canadian Dollars)

			INCEPTION
			JUNE 16
	THREE MONTHS ENDED		1995 TO
	MARCH 31		MARCH 31
	2004	2003	2004

Cash Flows From Operating Activities
Loss for the period	$(37,719)	$(24,747)	$(996,205)

Changes in non-cash working capital item:
Goods and Services Tax refundable	(230)	-	(11,799)
Accounts payable and accrued liabilities	(89,840)	24,747	95,120
Accounts payable to related parties	16,195	-	168,435

	(111,594)	-	(744,449)

Cash Flows From Financing Activities
Contributed capital	-	-	200,671
Subscriptions received	(190,816)		-
Issue of capital stock	219,450	-	555,951
	28,634	-	756,622

Net Change In Cash	(82,960)	-	12,173

Cash, Beginning Of Period	95,133	-	-

Cash, End Of Period	$12,173	$-	$12,173

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

1.

BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2003. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2003.

2.	SHARE CAPITAL

	a)	Authorized 100,000,000 common shares without par value

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION

Balance, December 31, 2003	15,130,005	$336,501
Issued pursuant to a private placement	997,500	219,450
Balance, March 31, 2004	16,127,505	$555,951

	c)	Of the Company's issued and outstanding shares, 3,750,000 are held in escrow, their release being subject to the approval of the regulatory authorities.

	d)	During the period ended March 31, 2004, the Company granted 900,000 stock options exercisable at US$0.25 per share over two years.

3.	RELATED PARTY TRANSACTIONS

	a)	During the period ended March 31, 2004, the Company incurred $4,000 (2003 - Nil) for consulting fees.

	b)	Included in accounts payable at March 31, 2004 is $168,435 (2003 - $109,167) owing to a director and a company controlled by the same director.

ITEM 19.         EXHIBITS

Exhibit Number		Page

1.1	Certificate of Incorporation	*

1.2	Articles (Bylaws) of the Corporation	*

4.a.1	Escrow Agreement dated August 19, 1996, entered into between us, Ernest S. Peters, and Cherri Peters, and Montreal Trust Company of Canada.	*

4.a.2	Assignment Agreement dated March 17, 2003, between us and the YK Group.	*

4.a.3	Registrar and Transfer Agent Appointment Agreement dated October 24, 1996, entered into with Computershare Trust Company of Canada.	*

4.a.4	Agreement between Goodsprings Development Corp. and the Company dated effective June 1, 2004 concerning the GBW project and mineral property in Esmeralda, Nevada	*

31.1	Section 302 Certification of CEO

31.2	Section 302 Certification of CFO

32.1	Section 906 Certification of CEO

32.2	Section 906 Certification of CFO

* Incorporated by reference, as previously filed with the Commission in the Company's initial Form 20-F registration statement or in subsequent reports on Form 6-K

SIGNATURES

              The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Entourage Mining Ltd.

/s/ GREGORY F. KENNEDY Gregory F. Kennedy President and C.E.O. June 28, 2004