Form 20-F
period 2004-12-31
ENTOURAGE MINING LTD
filed 2005-07-01
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 000-50305

ENTOURAGE MINING LTD.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

475 Howe, Suite 614, Vancouver, British Columbia V6C 2B3
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

16,273,505 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark which financial statement item the registrant has elected to follow. ☒ Item 17 ☐ Item 18

ENTOURAGE MINING LTD.
Form 20-F Annual Report
Table of Contents

		Part I	Page

Item	1.	Identity of Directors, Senior Management and Advisers	4
Item	2.	Offer Statistics and Expected Timetable	4
Item	3.	Key Information	4
Item	4.	Information on the Company	8
Item	5.	Operating and Financial Review and Prospects	16
Item	6.	Directors, Senior Management and Employees	19
Item	7.	Major Shareholders and Related Party Transactions	23
Item	8.	Financial Information	24
Item	9.	The Offer and Listing	25
Item	10.	Additional Information	27
Item	11.	Quantitative and Qualitative Disclosures about Market Risk	34
Item	12.	Description of Securities other than Equity Securities	34

		Part II

Item	13.	Defaults, Dividend Arrearages and Delinquencies	34
Item	14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds	34
Item	15.	Controls and Procedures	34
Item	16 A.	Audit Committee Financial Expert	35
Item	16 B.	Code of Ethics	35
Item	16 C.	Principal Accountant Fees and Services	35
Item	16 E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	36

		Part III

Item	17.	Financial Statements	36
Item	18.	Financial Statements	37
Item	19.	Exhibits	37

FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F annual report, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “except,” “believe,” “anticipate,” “intend,” “could,” estimate,” or “continue,” or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.	KEY INFORMATION

3.A Selected Financial Data

The following tables set forth our financial data for the last five years ended December 31. We derived all figures from our financial statements, which were examined by our independent auditors. This information should be read in conjunction with our financial statements included in this annual report.

Our financial statements included in this annual report and the table set forth below, have been prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars.

Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income(Loss)	(956,446)	(319,515)	(59,428)	(58,749)	(66,855)
Earnings(Loss) Per Share	(0.06)	(0.04)	(0.01)	(0.01)	(0.01)

Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. No. Shares	15,542,822	9,127,950	5,380,005	5,380,005	5,380,005

Working Capital	138,483	-230,498	-161,799	-303,042	-244,293
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil

Shareholder’s Equity	145,292	-230,498	-161,799	-303,042	-244,293
Total Assets	466,727	106,702	Nil	3,986	3,870

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 29, 2005, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $0.8116. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five years ended December 31 and for the last six month ends from December 31, 2004 to May 31, 2005, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period	Average

Year ended Dec 31, 2004	$0.7936
Year ended Dec 31, 2003	$0.7194
Year ended Dec 31, 2002	$0.6369
Year ended Dec 31, 2001	$0.6451
Year ended Dec 31, 2000	$0.6667

Monthly Period	Low - High

Month ended Dec 31, 2004	$0.8056	-	$0.8433
Month ended Jan 31, 2005	$0.8051	-	$0.8342
Month ended Feb 28, 2005	$0.7958	-	$0.8131
Month ended Mar 31, 2005	$0.8024	-	$0.8320
Month ended Apr 30, 2005	$0.7922	-	$0.8159
Month ended May 31, 2005	$0.7988	-	$0.8103

3.B Capitalization and indebtedness

Not applicable

3.C Reasons for the offer and use of proceeds

Not applicable

3.D Risk factors

Any investment in our common shares involves a high degree of risk. You should consider carefully the following information before you decide to buy our common shares. If any of the events discussed in the following risk factors actually occurs, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares. In particular, you should consider carefully the following risk factors:

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation to December 31, 2004, we have incurred losses totalling $1,990,564. Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

Very few mineral properties are ultimately developed into producing mines.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Substantial expenditures will be required for us to establish ore reserves through drilling, to develop metallurgical processes, to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining.

Although substantial benefits may be derived from the discovery of a major mineral deposit, no assurance can be given that we will discover minerals in sufficient quantities to justify commercial operations or that we can obtain the funds required for development on a timely basis. The economics of developing precious and base metal mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

If we do not obtain additional financing, our business will fail.

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan. As at December 31, 2004, we had cash on hand of $433,617. Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

We believe the only realistic source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders.

Because management has only limited experience in resource exploration, the business has a higher risk of failure.

Our management, while experienced in business operations, has only limited experience in resource exploration. None of our directors or officers has any significant technical training or experience in resource exploration or mining. We rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews. As a result of our management’s inexperience, there is a higher risk of our being unable to complete our business plan.

Mineral exploration involves a high degree of risk against which we are not currently insured.

Unusual or unexpected rock formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. We have relied on and will continue to rely upon consultants and others for exploration expertise.

It is not always possible to fully insure against such risks and we may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our common stock.

We may require permits and licenses that we may not be able to obtain.

Our operations may require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to conduct exploration, development and mining operations at any projects we acquire.

Metal prices fluctuate widely.

Factors beyond our control may affect the marketability of any resource we discover. Metal prices have fluctuated widely, particularly in recent years. The effect of these factors cannot accurately be predicted.

The resource industry is very competitive.

The resource industry is intensely competitive in all its phases. We compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Our operations may be adversely affected by environmental regulations.

Our operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means that standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for us and our directors, officers and consultants. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of our operations. We do not maintain environmental liability insurance.

The trading market for our shares is not always liquid.

Although our shares trade on the NASD OTC Bulletin Board, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Our securities may be subject to penny stock regulation.

Our stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common shares in the United States and shareholders may find it more difficult to sell their shares.

ITEM 4.	INFORMATION ON THE COMPANY

4.A History and development of the Company

     Our Registered Office in British Columbia is located at 2602 – 1111 Beach Avenue, Vancouver, British Columbia, Canada. Our head office and principal office is located at 614 – 475 Howe Street, Vancouver, British Columbia, Canada.

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

We are engaged in the business of acquiring and exploring resource properties.

We are a reporting issuer in the United States and our Annual Report and 6K filings can be found on the SEC’s EDGAR system at www.sec.gov. We are a reporting issuer in certain Canadian jurisdictions and our required disclosure filings for Canada can be found at www.sedar.com.

As our business has developed, we have acquired interests in three resource properties as follows:

The Finlayson Lake Emerald Project (the Yukon Property)

In March 2003, we entered into an agreement with the YK Group, a syndicate of unrelated third party comprised of Paul Shatzko, Maryl Shatzko, Carl Verley, Shirley Verley, William Weston and Margaret Weston, to acquire YK Group’s interest in an option agreement dated November 13, 2002, entered into between the YK Group and Expatriate Resources Ltd., a company traded on the TSX-Venture Exchange. Upon the payment of $60,000 and delivery of 6,000,000 common restricted shares of our common stock, the YK Group will assign its interest to us in the November 13, 2002 option agreement. Of the $60,000 to be paid, $20,000 was paid to Expatriate by a third party on the Company’s behalf. The Company now owes this third party, Carl Verley, the sum of $20,000.

We have received an assignment of YK Group’s interest in the option agreement although we have not paid the YK Group $60,000.

By completing the YK Group’s obligations under the terms and conditions of the option agreement, we may acquire a 60% interest in and to the Finlayson Properties.

Because we assumed the obligations of the YK Group under its agreement with Expatriate, we are obligated to pay to Expatriate, CDN$80,000 in cash and to expend CDN$500,000 on the properties. Payment of the cash is as follows:

On or before November 1, 2003	$ 10,000 (paid)
On or before November 1, 2004	$ 10,000 (paid)
On or before November 1, 2005	$ 15,000
On or before November 1, 2006	$ 15,000
On or before November 1, 2007	$ 30,000

     Aggregate (total) expenditures on the properties are as follows:

On or before November 1, 2003	$ 100,000 (completed)
On or before November 1, 2004	$ 150,000 (completed)
On or before November 1, 2005	$ 200,000 (completed)
On or before November 1, 2006	$ 250,000 (completed)
On or before November 1, 2007	$ 500,000

Upon completion of the foregoing payments and expenditures, we will be assigned a 60% interest in and to the Finlayson properties. If the payments or expenditures do not occur at the precise time set forth therein, the agreement will be terminated.

The option agreement between YK Group and Expatriate grants the right to explore for gem materials on Expatriate’s claims. The extent of the exploration tenure will be reduced in time from the present 2976 claims to 200 claims in 5 years; in November 2004, the Company elected to reduce its option holdings to the Finlayson Lake Properties only and thereby informed Expatriate that the Light claims would no longer be included in the option agreement.

Expatriate has changed its name to “Yukon Zinc Corporation”.

The Black Warrior Project (the Nevada Property)

In June 2004, we entered into an option agreement (the “Black Warrior Agreement”) with Goodsprings Development Corp., a Nevada based corporation, whereby we may earn a 100% undivided interest in the Black Warrior project in Esmeralda County, Nevada.

To earn a 100% undivided interest in the Black Warrior project, Entourage Mining Ltd. (Lessee) shall make $USD payments to Goodsprings Development Corp (the “Lessor”) and Apex Deep Mines (the “Owner”) as described below:

Goodsprings Development Corp.

Date	Rental Payment Amount

On execution of the Black Warrior Agreement	$15,000.00 (paid)
June 1, 2005	$15,000.00 (paid)
June 1, 2006	$20,000.00
June 1, thereafter	$25,000.00

Apex '76' Deep Mines
September 4, 2004	$4,000.00 (paid)
February 10, 2005	$5,000.00 (paid)
February 10, 2006	$7,500.00
February 10, thereafter	$10,000.00

Under the terms of the Black Warrior Agreement, Entourage may elect at any time to purchase the property for $400,000 USD and any Rental Payments paid shall be credited against the Purchase Price. There is no work commitment by the Company nor is there any share issuance in consideration of the Option in the Black Warrior Agreement.

All additional cash payments and work commitments are optional. However, if Entourage fails to make any cash payment on or before the times required as set out in the above table, the Option of Entourage to acquire the Black Warrior project shall terminate.

Upon Entourage completing the cash payments, Entourage shall have exercised the Option and shall have acquired a 100% undivided unencumbered beneficial interest in and to the Property subject only to a reserved 3% net smelter return royalty reserved unto Goodsprings. Entourage shall have the right to buy one-third of the foregoing 3% NSR for a one-time cash payment of $1,000,000 USD.

On April 21, 2005, the Company entered into agreement with United Carina Resources Corp. and CM KM Diamon ds Inc. whereby each of these two companies can acquire a 10% interest in the Black Warrior Project by paying to the Company the sum of $40,000 and making exploration expenditures of $85,000.

The Doran Uranium Property

In March 2005, Entourage Mining entered into an option agreement with Fayz Yacoub, a professional geologist and entrepreneur from Vancouver, British Columbia, to acquire a 100% undivided beneficial right, title and interest in 44 mineral claims known as the Doran Uranium Property situated in southeast Quebec approximately 85 kilometers east of Havre St. Pierre in the Baie Johan Beetz area of Costebelle Township. The claims encompass approximately 24.73 sq. km (2473.3 hectares). The Company can earn a 100% interest in the property by making cash payments of $35,000 (which has been done) and 125,000 shares in the first year (which shares have been issued) and a total of $220,000 and 750,000 shares over 4 years, expending $1,000,000 over three years in work commitments. The property is subject to a 2.5% net smelter royalty. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1750,000.

The Hatchet Lake Uranium Properties

In April, 2005 the Company entered into an option with United Carina Resources Corp., a Saskatchewan company, to acquire a 20% interest in 4 uranium claim blocks situated in the Athabaska Basin of north-central Saskatchewan (the “Hatchet Lake Property”) for a cash payment of $40,000 (unpaid) and a work commitment of $100,000 per year for two years. The annual payments of $100,000 are to be made on a quarterly basis at $25,000 per quarter with the first payment due by June 30, 2005.

No work has yet been completed on the Hatchet Lake Property by the Company.

Competition

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a profitable market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and 11 processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We will compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Regulations

The Company is subject to the various environmental and business regulations of the jurisdictions in which it conducts mineral exploration.

These regulations can be onerous and, in some cases, expensive to comply with. In particular, the Company may be required to expend funds to reclaim or restore land disturbed by mineral exploration.

It is possible that the Company may not be able to afford to comply with various environmental and business regulations in the jurisdictions in which it conducts mineral exploration and would, as a result, have to curtail or cease operations and exploration.

The jurisdictions in which the Company is presently operating are, in the Company's view, known as jurisdictions which are friendly to mining activity and the Company believes that it can meet applicable regulatory requirements.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Gregory F. Kennedy, devotes approximately 50% of his business time to our affairs. We have a management agreement with Mr. Kennedy which is described in the “Related Party Transactions” section of this Annual Report.

Where necessary, we employ consultants, who in turn employ labourers, to further exploration on our mineral resource properties.

Office Space

We utilize about 600 square feet of office space in Vancouver, British Columbia. Our rent and related office expenses total approximately $1,400 per month.

4.C Organizational structure

Not applicable

4.D Property, plants and equipment

Disclosure required of an extractive enterprise is contained in part in Item 4, Part B above. As the Company’s properties are not at an advanced stage of exploration, no reserve estimates are made nor as of yet certain what if any reserves will be on the properties.

The Doran Uranium Property

The Doran Uranium Property consists of 44 contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 85 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 feet with elevation ranging from sea level to 100 feet. All mineralized areas of interest are located comfortably above sea and river levels. Any heavy equipment could very easily be driven from the road to any of the mineralized zones.

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton U3 O8.

Entourage has made a down payment of $35,000 to acquire the option and has agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

Current State of Exploration

The Company’s Doran Uranium property acquisition does not have a NI 43-101 compliant report. The Company hopes to expend $200,000 in exploration work on this property in fiscal year 2005 and upon completion of these expenditures a compliant report may be commissioned. The Company does not have the working capital to make these expenditures and will have to raise further financing prior to undertaking exploration work.

The Hatchet Lake Uranium Properties

The Hatchet Lake properties are located 30 kilometers north and northeast of four known uranium deposits (Rabbit Lake, McLean Lake, Collins Bay and Eagle Point) and consist of 14,529 hectares (35,800 acres) of prospective uranium properties.

United Carina Resources Corp., a Saskatchewan based mineral exploration company, owns the Hatchet Lake Properties (TSX.V: UCA) and will be the operator of the project. The properties are accessible by improved gravel road from Highway 905 North in north central Saskatchewan.

Entourage will participate as to 20% of exploration expenses incurred by United Carina Resources Corp. The terms of the Agreement require the Company to pay $40,000 to United Carina and commit to a minimum of $200,000 in exploration expenditures over two years. At the present time the Company does not have sufficient financial resources to complete these obligations and will need to seek additional financing.

Current State of Exploration

United Carina Resources Corp. has informed the Company that a NI 43-101 geological report will be completed and United Carina will forward such report to the Company upon completion.

At this time, the Company will decide what program of exploration work it will undertake and will determine what financing it requires to undertake that program.

Black Warrior Project

The claim group is made up of 63 un-patented mining claims owned 100% by Goodsprings Development Corporation 2 held by Goodsprings under a mining lease from the Apex '76' Deep Mines Inc. The claims are located in Section 29, 30, 31&32, T. 1 S., R. 39 E.

The Black Warrior Property is situated in Esmeralda County, Nevada about 80 km (50 miles) southwest of Goldfield. Goldfield, the county seat, is 418 km (260 miles) southeast of Reno and 295 km (183 miles) northwest of Las Vegas. Both Reno and Las Vegas have regularly scheduled commercial air service. Silver Peak (pop 300) has been the center of mining activity since the1860’s. The village provides modest amenities including living quarters, etc. There are no services in Silver Peak and most residents shop in Tonapah. Silver Peak is suitable for housing a small workforce. The main industry is the former Cyprus Foote Lithium salt operation.

Entourage Mining Ltd. acquired the claims from Goodsprings Development Corporation of Nevada. The elevation on the property ranges from 4,960 feet on the eastern border to 6,000 feet on the western boundary of the claims. Access is via roughly 6 miles of unimproved dirt road and 2 miles of well-maintained gravel road from Nevada paved highway 226.

The property lies in the south-central portion of the Walker Lane Belt (WLB), a tectonically 'disturbed zone' which marks the physio-graphic boundary between the predominantly NNE-trending ranges of Nevada in the central Great Basin and the NW trending blocks of the composite Sierra Nevada massif in eastern Califomia. The WLB is a composite of 9 structural blocks with differing structural styles. The presence of abundant, faulted, volcanic cover rocks of Late Cenozoic age across much of the WLB indicates that regardless of style, faulting in all structural blocks is of the same age span, Late Cenozoic. In the Silver Peak and Lone Mountain areas, a low-angle decollement surface separates an extended upper plate of brittle deformed Proterozoic and Lower Paleozoic rocks from penetratively deformed Precambrian sedimentary rocks and plutonic rocks of various ages.

The Black Warrior project is a low-sulfidation, vein hosted system with potential for discovery of bulk-tonnage Au-Ag, Cu-Pb-Zn mineralization, high-grade Ag-Au veins and deep sediment-hosted gold mineralization. The table below summarizes the Black Warrior Project claims blocks (additional ground has since been staked but not yet registered):

At present the Company is concentrating its exploration activities on the Black Warrior Project in Esmeralda County Nevada. In November 2004, the Company employed the services of James A Turner, a professional geologist and a NI 43-101 'qualified person' to prepare a NI 43-101 compliant report on the Black Warrior Project. This report may be accessed at www.sedar.com under the Company’s public documents dated February 18, 2005.

In February 2005, Entourage contracted the services of Zonge Geosciences of Tucson Arizona to conduct a Controlled Source Magneto Telluric Survey (CSAMT) of the Black Warrior Project in Esmeralda County Nevada. The survey results were interpreted in report form by an independent geo-scientist, Frank Fritz of Sparks Nevada. Mr. Fritz reported to the Company as follows:

“The CSAMT survey appears to have defined a complex faulted range front block of sediments that ends abruptly into a deep and unusual alluvial filled basin to the northeast. The outcrop areas appear to be complexly faulted by northwest structures that are, in turn, offset by a series of north by northeast structures with considerable offsets.

The resistivities define at least eight rock units and two areas of unusual responses, Target areas I and II. The first Target area appears to fit the expected detachment fault structure mineralization type and may reflect multiple detachment structures. The second Target does not fit the typical geology of the area or the detachment target and may be a possible hot springs system. Both of these possible target areas appear to be on a horst block defined by two north northeasterly structures. The two Target areas are recommended for drilling. Both can be tested, approximately along CSMT Line 5, with angle holes. The interpreted Line 5 section is included below with expected targets and recommended drill holes.

No additional geophysical work is recommended until the current interpretation is evaluated with respect to the geology and tested by a drilling program. After drilling, the geophysical interpretation should be reevaluated to determine if other targets may exist. If additional property is acquired additional CSMT may be useful in assessing the potential of these areas and the relationship with the current survey area.”

Current State of Exploration:

The Company has received relevant tax material from the US Internal Revenue Service for the Company’s US subsidiary and is now awaiting final drill permit approval from the Bureau of Land Management prior to undertaking any drilling or further exploration. The Company’s geologist, James A.Turner, in conjunction with Ken Brook, a Nevada based consultant to the Company, has determined that a 20 drill hole program with 4 trenches should be conducted on targets identified by the Zonge survey. Drilling is anticipated to commence soon after the permits are issued provided that the Company can raise working capital to finance the work program.

The Finlayson Lake Properties:

Our claims comprise a total of 135,000 acres or 54,600 hectares. The properties are located in a northwesterly trending belt approximately 220 km in length by 35 km in width centered at latitude 61 degrees 31 minutes North, longitude 131 degrees 08 minutes West in southeastern Yukon Territory. The Finlayson Properties are located in the northern Pelly Mountains of the Yukon Plateau. The project area is 260 km east-northeast of Whitehorse and 180 km northwest of Watson Lake by air. The community of Ross River is located at the northwest end of the area.

The Finlayson Properties contain two thousand six hundred twenty six (2626) un-surveyed mining claims in the Watson Lake Mining District and the Whitehorse Mining District, in the Yukon Territory.

Access to the Finlayson Properties is via helicopter from the Finlayson Lake airstrip.

The properties are located in the northern Pelly Mountains of the Yukon Plateau. The area is covered by glacial - fluvial deposits at elevations below 1,700 meters and contain rocky outcropping and talus at higher elevations. Outcropping is sparse except along ridge crests, in north-facing cirques, and along actively eroding creek cuts. The main rock types occurring in the area are nearly flat lying layered metamorphic rocks belonging to the Yukon-Tanana Terrane. The Yukon-Tanana Terrane can be subdivided into several thrust faults bound in succession ranging in age from Devonian to Triassic. The rocks record the transition from continental margin sedimentation through continental arc magmatism to final submarine rifting. Intrusive into Yukon-Tanana successions are rocks ranging in age from late Devonian to Tertiary and ranging in composition from ultramafic to felsic. The foregoing was observed by Michael A. Power, M.Sc., P.Geo., when he visited the properties. We have been advised by Aurora Geosciences Ltd. that emeralds may be found in some parts of the Grass Lakes succession, the lowest member of the Yukon-Tanana Terrane. Not all members of the Yukon-Tanana Terrane contains emeralds. We do not know if there are potentially significant occurrences of economic mineralization on the properties.

In September 2003, the Company contracted the services of Amerlin Exploration Services Ltd. and Mr. Carl G. Verley, P. Geo and a member of the YK Group and a “qualified person” as defined in Canadian Mining “National Policy 43-101.

The complete report of Amerlin Exploration Services Ltd. on the 2003 exploration program is available on the Company website at www.entouragemining.com.

Current State of Exploration:

The Company’s 2003 / 2004 exploration program was disappointing for the search for emeralds.

With this in mind, the Company has decided to hold the Finlayson Lake claims until after the 2005 exploration season. The Company anticipates that True North Gems, another company in the area of the Finlayson Lake project, will make an exploration decision about its emerald exploration activities by October 2005. Should True North fail to find significant sized emeralds Entourage may elect to drop its option with Yukon Zinc Corp. This decision is expected to be made in the fall of 2005 but in advance of the $7,500 payment deadline of November 2005 under its agreement concerning the Finlayson Lake Properties.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our project and stay in business. Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof. We won’t know that information until we begin exploring our properties. We will not be able to complete the exploration of our properties until we raise money.

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

During the period ending December 31, 2004, the Company spent $178,678 in exploration activities and paid or accrued $118,788 in option payments. During the year ended December 31, 2003, the Company incurred exploration costs of $176,628 and paid or accrued $70,000 in option payments. However, as per US GAAP, these expenses have not been capitalized and have been expensed instead.

The Company's loss (as well as operating expenses) for the year ended December 31, 2004 ('fiscal 2004') totaled $956,446 or $0.06 per share compared to $319,515 or $0.04 per share for the year ended December 31, 2003 ('fiscal 2003'). This was mainly because during fiscal 2004, office and sundry expenses were $45,803 as compared to $18,832 during fiscal 2003; during fiscal 2004 telephone expenses were $13,003 as compared to NIL during fiscal 2003; mineral property acquisition & exploration costs during fiscal 2004 were $297,466 as compared to $246,628 during fiscal 2003; consulting expenses were $70,013 during fiscal 2004 as compared to $3,000 during fiscal 2003; stock based compensation during fiscal 2004 was $421,000 as compared to NIL during fiscal 2003; during fiscal 2004 travel & promotion expenses were $66,579 as compared to NIL during fiscal 2003; during fiscal 2004 the rent expense was $9,177 as compared to NIL during fiscal 2003. This increase in expenses was mainly because the Company was much more active during the fiscal 2004, as compared to during fiscal 2003. These increased expenses during the fiscal 2004 were partially offset by the reduced professional fees which were $33,622 during fiscal 2004 compared to $49,399 during fiscal 2003.

5.B Liquidity and capital resources

As of the date of this report, we have yet to generate any revenues from our business operations.

On February 5, 2004, the Company completed a private placement for 889,500 units, comprised of one common share and one common share purchase warrant, at a price of $0.22 per unit, plus 108,000 flow-through common shares at a price of $0.22 per share, for total consideration of $219,450.

On June 8, 2004, the Company completed a private placement for 698,000 units, comprised of one common share and one common share purchase warrant, at a price of $0.404 (US$0.30) per unit, for total consideration of $282,331.

On December 31, 2004 the Company completed a private placement for 2,815,500 units, comprised of one common shares and one common share purchase warrant, at a price of $0.18 (US$0.15) per share, for total consideration of $510,876. In addition the Company issued 132,000 common shares paid as a finder’s fee in connection with the placement.

On December 31, 2004, the Company had $433,617 in cash and $459,918 in current assets as compared to having $95,133 in cash and $106,702 in current assets on December 31, 2003. On December 31, 2004 the Company had a positive working capital position of $138,483 as compared to a negative working capital position of $230,498 on December 31, 2003.

As of the date of this Annual Report, the Company has approximately negative $95,000 in working capital (a deficit). As a result, it is unable to undertake significant work programs and exploration on its mineral properties without first raising further financing.

5.C Research and development, patents and licenses, etc.

Our methods of exploration, development and extraction are not unique to our Company but are common in our industry.

We do not rely on patents, technological licenses or intellectual property licenses in our operations.

We did not have any research and development expenditures in the year ended December 31, 2004.

5.D Trend information

Our Black Warrior project is prospective for gold and copper.

The overall trend for mineral resources, and in particular for the gold and copper that the Company’s properties are prospective for, has been upwards in price for the last two to three years although some stabilization and leveling of prices has occurred in both commodities in the last six months.

We cannot predict with certainty where the price of copper or gold will move.

Both the market for copper and the market for gold are homogeneous, integrated commodities markets with a large number of both suppliers and buyers. The market is not one which is particularly susceptible to the influence of one or more large suppliers or buyers.

Our Hatchet Lake and Doran mineral properties are prospective for uranium.

There are fewer producers of uranium in the world than there are for copper and gold. The market for uranium is a homogeneous, integrated commodities market. The market is not one that is particularly susceptible to the influence of one or more large suppliers or buyers. The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$29/lb. on June 29, 2005.

Our Finlayson Lake Properties are prospective for emeralds.

The emerald market is fractured and not homogenous. Unlike the diamond industry, the emerald industry does not have a Central Selling Organization (CSO) and the sales of emeralds cannot be categorized as having a discernable trend. Emerald prices vary with the quality of the individual gem.

5.E Off-balance sheet arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F Tabular disclosure of contractual obligations

Not Applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation
----------------------	-----
Gregory F. Kennedy	55	President of the Company
President, Director
Victoria, BC

Dr. Paul Shatzko	71	Director of several companies
Director, Chairman
Langley, BC

Michael B. Hart	57	Director, Secretary
Director, Secretary		Management Consultant and President of
Roberts Creek, BC		Hart-Byrne Enterprises Ltd.

Executive Officers:

Name of Officer	Age	Office
--------------------	-----	-------
Gregory F. Kennedy	55	President, Chief Executive Officer
Michael B. Hart	57	Secretary
Prabha Varshney	45	Chief Accounting Officer

Our directors hold office until our next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by our board of directors at our annual meeting after each of our annual meetings of shareholders and hold office until their death, or until they resign or have been removed from office.

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Gregory F. Kennedy – Director, President and Chief Executive Office

At our annual general meeting in April 2004, Mr. Kennedy was appointed as President of the Company. Since May 2003, Greg Kennedy has been a director of the Company. Since July 2001, Mr. Kennedy has been the Vice President of Operations and since July 2002, a Director of ABA.T.V, formerly Fountain House Holdings located in Vancouver, British Columbia. ABA.H.V. is a shell corporation with no business purpose other than to merge with or acquire another corporation. ABA.T.V is listed for trading on the TSX Venture Exchange under the symbol ABA.H. Since November 2002, Mr. Kennedy was the President and a Director of Digital Capital.com, Inc., a Delaware corporation, located in Squamish, British Columbia. Digital Capital.com, Inc., was a blank check corporation with no business purpose other than to merge with or acquire another corporation. Digital Capital.com, Inc. did not merge with any entity and the company ceased to exist in 2004. Due to a medical condition, from December 2000 to July 2001, Mr. Kennedy was not employed and furnished limited consulting services as an independent contractor. From November 1998 to December 2000, Mr. Kennedy was Marketing Director of Titan Trading Analytics Inc. located in Vancouver, British Columbia. Titan Trading is a purveyor of computer software designed for the securities and investment community. From January 1991 to November 1998, Mr. Kennedy was a stockbroker with McDermid St. Lawrence Securities, now Raymond James Canada, located in Vancouver, British Columbia.

Dr. Paul Shatzko – Director and Chairman

Mr. Shatzko is a retired radiologist and self employed businessman; he is a director of several public companies and a director of Entourage Mining Ltd. since July 31, 2004.

Michael B. Hart - Director and Corporate Secretary

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

Prabha Varshney, Chief Accounting Officer

Prabha Varshney has a Bachelor's of Commerce degree from Agra University, India and a diploma in accounting from the Vancouver Community College, Vancouver. During the last five years she has been a sales person selling Registered Education Savings Plans for USC Education Savings Plan (a non-profit foundation). Mrs. Varshney acts as the Chief Accounting Officer for Entourage Mining Ltd.

6.B Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2004.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($) [1]	Awards		LTIP payouts ($)	All Other Compensation ($)[2]
					Restricted Stock Awards ($)	Securities Underlying Options/ SAR’s (#)
Gregory F. Kennedy President and Chief Executive Officer	2004	Nil	Nil	35,000[3]	Nil	500,000	Nil	Nil
Michael Hart Director	2004	Nil	Nil	Nil	Nil	75,000	Nil	Nil
Paul Shatzko Director	2004	Nil	Nil	Nil	Nil	0	Nil	Nil

1 The value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus
2 For further details, refer to the heading "Related party transactions" below
3 Paid or accrued as a payable for consulting fees of which $25,950.29 remained payable as of December 31, 2004
4 Accrued as a payable

6.C Board practices

The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

We are a party to a management contract with Gregory F. Kennedy. No other directors have service contracts with us, nor are they entitled to any termination benefits.

There are no service contracts with the Company for the directors providing for benefits upon termination of their service.

The Company does not have an executive committee.

Our audit committee is comprised of Gregory F. Kennedy, Dr. Paul Shatzko and Michael Hart. Members of audit committee oversee our accounting and financial reporting process and the audits of our financial statements. The audit committee also receives and addresses complaints regarding accounting, internal controls, and auditing issues. No complaints have been received by us as of the date hereof. Further, the audit committee provides protection for whistle blowers. Again, no whistle blowing issues have presented themselves to us as of the date hereof. The audit committee functions in a collective manner with respect to all issues that come before it.

6.D Employees

We have no employees other than our officers and directors. When we engage in exploration of our resource properties, we use geological consultants and contract labour to support them.

6.E Share ownership

     Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Gregory F. Kennedy	0	0%
Paul Shatzko	733,000	4.5%
Michael Hart	0	0%
Prabha Varshney	0	0%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report, which is 16,273,505.

The following incentive stock options are outstanding to our directors and officers:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price	Expiry Date
Gregory F. Kennedy	500,000	$0.15	February 9, 2009
Michael Hart	150,000	$0.15	February 9, 2009
Prabha Varshney	0	$0.15	February 9, 2009
Paul Shatzko	0	$0.15	February 9, 2009

The Company has an incentive stock option plan. This Stock Option Plan provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant or such other price as the Directors, in their discretion, may determine. The Company has reserved and authorized 2,200,000 shares for issuance under the Stock Option Plan.

Options will be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company; and options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

As of the date of this annual report, there are 16,273,505 common shares issued and outstanding in our capital stock. We are authorized to issue an unlimited number of common shares and preferred shares. We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
Paul Shatzko	733,000	4.50%
William Weston	1,134,000	6.97%
Maryl Shatzko	1,141,000	7.01%

Of our 73 registered shareholders, 66 are Canadian residents representing 14,174,005 common shares or 87.10% of our issued and outstanding common shares. We have 7 registered US shareholders holding 2,224,500 common shares or 13.67% of our issued and outstanding common shares.

Each of our issued common shares entitles the holder to one vote in general meeting. There are no disproportionate or weighted voting privileges.

We are not controlled directly or indirectly by any other corporation or any other foreign government or by any other natural or legal person, severally or jointly.

There are no arrangements the operation of which at a subsequent date may result in a change in our control.

Our trust and transfer agent is Computershare Trust Company of Canada, which is located at 4th Floor – 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

7.B Related party transactions

Fiscal Year Ended December 31, 2002:

The Company owed a company controlled by its former President, Ernest Peters, a total of $100,000 for management services (including provision of offices and office equipment). The Company also owed Ernest Peters personally $9,167 for management fees.

These amounts were owing from, and incurred in, previous years and no amounts were incurred to related parties in that fiscal year.

Fiscal Year Ended December 31, 2003:

The Company owed a company controlled by its former President, Ernest Peters, a total of $100,000 for management services (including provision of offices and office equipment). These funds were owing from previous year’s outstanding amounts and no new amounts were accrued to this company during fiscal year ending December 31, 2003.

The Company also owed Ernest Peters personally $49,735 for management fees, being the $9,167 outstanding from the fiscal year ending December 31, 2002 plus additional amounts accrued during the fiscal year ending December 31, 2003.

The Company also owed Gregory F. Kennedy, its President, $2,505 for expenses incurred by him on its behalf in the fiscal year ended December 31, 2003.

Fiscal Year Ended December 31, 2004:

In the fiscal year ending December 31, 2004, the Company made a payment of $36,108 on the $100,000 owed to a company controlled by its former President, Ernest Peters. This left a total of $63,892 owing to that company.

Also in that year, the Company paid $11,300 to Ernest Peters personally, leaving a balance owing to him of $38,435.

The Company’s President, Gregory F. Kennedy, received a total of $41,100 in compensation from the Company for provision of management services and for reimbursement of approximately $6,100 in expenses incurred on behalf of the Company. Of these amounts $25,950 remained payable at year end.

At year end, a Director of the Company, Paul Shatzko, was owned $54,500 by the Company. These amounts represent funds advanced by him to the Company or to third parties to cover Company expenses.

At year end, a company which had a common director with the Company, Gee-Ten Ventures Inc., was owed $14,000 for office expenses incurred on behalf of the Company. The common director is Paul Shatzko and the $14,000 was incurred entirely in the fiscal year ended December 31, 2004.

C. Interests of experts and counsel

Our principal accountants, experts and legal counsel have no interest in our shareholdings. The other items of this instruction are not applicable to Annual Filings on Form 20F.

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2004 with comparatives for December 31, 2003, have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

(a)	balance sheet;
(b)	income statement;
(c)	statement showing changes in equity;
(d)	cash flow statement;
(e)	related notes and schedules required by the comprehensive body of accounting standards pursuant to which the financial statements are prepared; and
(f)	a note analyzing the changes in each caption of shareholders’ equity presented in the balance sheet.

Incorporated herewith are the comparative financial statements covering the latest two financial years, audited in accordance with a comprehensive body of auditing standards.

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2004 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or of which any of its properties are subject. Management is not aware of any material proceedings in which any director, any member of management or any of the Company’s affiliates are a party adverse to, or have a material interest advserse to, the Company.

Dividend Policy

The Company has not paid dividends on the common shares in any of its last five fiscal years. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal shares in any dividends declared and paid.

8.B Significant Changes

There have been no significant changes, as that term is defined in the rules and policies governing the use of the Form 20F, since the date of the audited financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

A. Offer and listing details

Our shares commenced trading on February 2, 2004 on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF.

The following table sets forth the high and low closing prices in US funds of our common shares traded:

Annual Periods	High	Low

February 2, 2004 to December 31, 2004	$0.50	$0.083

Quarterly Periods

February 2004 to March 2004	$0.45	$0.10
April 2004 to June 2004	$0.50	$0.30
July 2004 to September 2004	$0.43	$0.125
October 2004 to December 2004	$0.20	$0.083

Monthly Periods

December 2004	$0.20	$0.165
January 2005	$0.30	$0.20
February 2005	$0.22	$0.18
March 2005	$0.34	$0.22
April 2005	$0.51	$0.25
May 2005	$0.30	$0.18

9.B Plan of distribution

Not applicable

9.C Markets

Our shares commenced trading on February 2nd, 2004 on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF, however, a lack of liquidity may make it difficult to resell shares

There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

9.D Selling shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the issue

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

10.A Share Capital

Not Applicable.

10.B Memorandum and articles of association

We have no bylaws. Under British Columbia law they are called Articles of Incorporation.

1.	Our Memorandum and Articles of Incorporation do not limit in any manner our business purpose. As such, no provision relating to the same is contained in the Memorandum or Articles of Incorporation.

2.	Directors

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

	b.	Directors are empowered to vote compensation to themselves even in the absence of an independent quorum.

	c.	Our board of directors may from time to time on our behalf borrow money. We have no prohibition against loaning money to a director.

	d.	There are no provisions for retirement or non-retirement of directors under an age limit requirement.

	e.	There is no number of shares which must be owned for director's qualification.

3.	Shares

	a.	The board of directors may from time-to-time declare and authorize payment of dividends. No dividend will be paid otherwise than out of funds and/or assets properly available therefore. There is no time limit after which dividend entitlement lapses.

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

10.C Material contracts

There are no material contracts except as discussed in this Annual Report and except as entered into in the ordinary course of business. The following material contracts referred to in this Annual Report may be inspected at our offices during normal business hours.

1.	Agreement dated March 17, 2003, between the Company and the YK Group;

2.	Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project;

3.	Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property;

4.	Agreement dated April 7, 2005 between United Carina Resources Corp. and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property;

5.	Agreement dated April 21, 2005 between the Company and United Carina Resources Corp. whereby United Carina may acquire up to a 10% interest in the Company’s Black Warrior Project; and

6.	Agreement dated April 21, 2005 between the Company and CM KM Diamon ds, Inc. whereby CM KM may acquire up to a 10% interest in the Company’s Black Warrior Project.

10.D Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Item 10.E Taxation".

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the

Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition of control of Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

10.E Taxation

Certain US Federal Income Tax Consequences

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

Certain Canadian Federal Income Tax Consequences

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

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.F Dividends and paying agents

Not Applicable to Annual Reports on Form 20F.

10.G Statement by experts

Not Applicable to Annual Reports on Form 20F.

10.H Documents on Display

The documents concerning the Company which are referred to in this Report on Form 20F are located at its principal executive offices at the address on the face page of this Report.

10.I Subsidiary information

We have one subsidiary, Entourage USA Inc., located at 6121 Lakeside Drive, Suite 260, Reno, Nevada 89511. The subsidiary company is seeking mineral prospects in the United States.

ITEM 11.	Quantitative and Qualitative Disclosure about Market Risk

The Company does not have market portfolios and does not engage in trading risk sensitive instruments or financial instruments. The Company is an extractive enterprise.

ITEM 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

The Company has had no material defaults in payment of principal, interest or sinking or purchase fund instalments. The Company is an extractive enterprise.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15.	Controls and Procedures

Our Chief Executive Officer and President, Gregory F. Kennedy and our Chief Accounting Officer, Prabha Varshney, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rule 13(a)-14(c) within 90 days of the date of this Form 20-F have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

Under US Exchange Act Rule 13a-15(e) the term “disclosure controls and procedures” means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the US Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the US Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, our management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

15.D Changes in Internal Control over financial reporting

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Accounting Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls requiring corrective actions.

ITEM 16.	[reserved]

16A. Audit Committee Financial Expert

We do not have an audit committee financial expert serving on our audit committee.

16.B Code of Ethics

The Company does not have a written Code of Ethics. No Code of Ethics is presently required under the Company’s incorporating jurisdiction or its Canadian reporting jurisdictions.

16.C Principal Accountant Fees and Services

(a)	Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $6,250 for the year ending December 31, 2003 and $4,250 for the year ending December 31, 2004.

On June 2, 2005, the company changed its principal accountants to Dale Matheson Carr-Hilton Labonte ("DMCL") who prepared the financial statements attached hereto. The aggregate fees billed by DMCL for professional services in connection with statuatory and regulatory filings or engagements were $6,000 for the year ending Dec 31, 2004. DMCL did not provide services to the company in the year ending Dec. 31, 2003.

(b)	Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were nil.

(c)	Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning were nil.

(d)	All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending December 31, 2004 and $nil in the year ending December 31, 2003.

16.D Exemptions from the Listing Standards for Audit Committees

The disclosure required under Exchange Act Rule 10A-3(d) is not applicable to the Company.

16.E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company made no issuer repurchases, including any made pursuant to a publically announced plan or program or made pursuant to a plan or program that was not announced publically, in the last two fiscal years. The Company made no open market issuer repurchases.

PART III

ITEM 17.	Financial Statements

Our financial statements are attached hereto immediately after the signatures section. Our audited financial statements include:

- our balance sheets as at December 31, 2004 and December 31, 2003;

-statements of loss and deficit for the periods ended December 31, 2004 December 31, 2003;

-statements of cash flows for the periods ended December 31, 2004 and December 31, 2003; and

- notes to the financial statements.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19.	EXHIBITS

1.	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws *

4.	Material Contracts

	(a)	Agreement dated March 17, 2003, between the Company and the YK Group; *

	(b)	Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project;

	(c)	Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property;

	(d)	Agreement dated April 7, 2005 between United Carina Resources Corp. and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property;

	(e)	Agreement dated April 21, 2005 between the Company and United Carina Resources Corp. whereby United Carina may acquire up to a 10% interest in the Company’s Black Warrior Project; and

(f)	Agreement dated April 21, 2005 between the Company and CM KM Diamon ds, Inc. whereby CM KM may acquire up to a 10% interest in the Company’s Black Warrior Project.

31.1	Section 302 Certification of Chief Executive Officer

31.2	Section 302 Certification of Chief Financial Officer

32.1	Section 906 Certification of Chief Executive Officer

32.2	Section 906 Certification of Chief Financial Officer

* incorporated by reference from our registration statement on Form F-1 that was originally filed with the commission on December 4, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.

ENTOURAGE MINING LTD.

Dated: June 29, 2005

By: /s/ Gregory F. Kennedy
Gregory F. Kennedy, President

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003
(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the consolidated balance sheet of Entourage Mining Ltd. (an exploration stage company) as at December 31, 2004 and the consolidated statement of operations, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Entourage Mining Ltd. as of December 31, 2003 and December 31, 2002, were audited by other auditors whose report dated May 6, 2004, included an explanatory paragraph regarding the Company's ability to continue as a going concern.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows and the changes in stockholders’ equity for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has incurred losses of $1,914,932, has no sources of revenue, and further losses are anticipated. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are also described in Note

1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Dale Matheson Carr-Hilton Labonte"

DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

June 14, 2005
Vancouver, Canada

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31
	2004	2003

ASSETS

Current
Cash	$433,617	$95,133
Advances and prepaid expenses	1,984	-
Goods and Services Tax recoverable	24,317	11,569
	459,918	106,702
Equipment (Note 3)	6,809	-

	$466,727	$106,702

LIABILITIES

Current
Accounts payable and accrued liabilities	$124,658	$184,960
Amounts payable to related parties (Note 6)	196,777	152,240
	321,435	337,200

CONTINGENCIES AND COMMITMENTS (Notes 1, 4, 9 & 10)

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Capital Stock (Note 5)
Authorized:
100,000,000 common voting shares without par value
Issued:
16,273,505 common voting shares (2003 – 15,130,005)	1,431,053	336,501

Other Contributed Capital	629,171	200,671

Subscriptions Received	-	190,816

Accumulated deficit during the exploration stage	(1,914,932)	(958,486)
	145,292	(230,498)

	$466,727	$106,702

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

			June 16, 1995
	YEARS ENDED		(inception)
	DECEMBER 31		To
			December 31,
	2004	2003	2004
	$	$	$
Expenses
Amortization	1,036	-	1,036
Consulting	70,013	3,000	73,013
Consulting – stock based compensation	421,000	-	421,000
Mineral property acquisition and exploration costs	297,466	246,628	686,977
Interest expense	1,123	1,656	8,587
Management fees	-	-	225,000
Office and sundry	45,803	18,832	65,998
Professional fees	33,622	49,399	166,938
Rent	9,177	-	189,177
Telephone	13,003	-	13,003
Travel and promotion	66,579	-	66,579

Loss Before Taxes	(958,822)	(319,515)	(1,917,308)

Deferred tax recovery	2,376	-	2,376

Net Loss For The Year	(956,446)	(319,515)	(1,914,932)

Loss Per Share, basic and diluted	(0.06)	(0.04)

Weighted Average Number Of Shares Outstanding	15,542,822	9,127,950

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
(Stated in Canadian Dollars)

	NUMBER		OTHER
	OF		CONTRIBUTED	ACCUMULATED
	SHARES	AMOUNT	CAPITAL	DEFICIT	TOTAL

Share issued for cash	5	$1	$-	$-	$1
Loss for the period	-	-		(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	(38,624)	(38,623)

Shares issued for cash	9,130,000	276,500	-	-	276,500
Loss for the year	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	(249,216)	27,285
Loss for the year	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	(323,745)	(47,244)
Loss for the year	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	(383,893)	(107,392)
Loss for the year	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	(453,939)	(177,438)
Loss for the year	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	(520,794)	(244,293)
Loss for the year	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	(579,543)	(303,042)
Forgiveness of amounts due to
related party	-	-	200,671	-	200,671
Loss for the year	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	276,501	200,671	(638,971)	(161,799)
April 25, 2003 - shares issued
for mineral property	6,000,000	60,000	-	-	60,000
Loss for the year	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	15,130,005	336,501	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued
for cash at $0.22 per share	997,500	219,450	-	-	219,450
February 5, 2004 - deferred tax
recovery on 108,000 flow-
through shares	-	(2,376)	-	-	(2,376)
June 8, 2004 – shares issued for
cash at $0.404 per share	698,000	282,331	-	-	282,331
August 24, 2004 – stock options
exercised at $0.33 per share	100,000	32,983	-	-	32,983
December 31, 2004 – shares
issued for cash at $0.18 per
share inclusive of 132,500
shares as finders’ fees	2,948,000	510,876	-	-	510,876
August 24, 2004 - shares issued
for mineral property database
at $0.39 per share	150,000	58,788	-	-	58,788
September 24, 2004 - shares
returned on cancellation of
escrow	(3,750,000)	(7,500)	7,500	-	-
Stock based compensation	-	-	421,000	-	421,000
Loss for the year	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	16,273,505	$1,431,053	$629,171	$(1,914,932)	$145,292

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

			June 16, 1995
	YEARS ENDED		(inception)
	DECEMBER 31		To
			December 31,
	2004	2003	2004
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	(956,446)	(319,515)	(1,914,932)
Adjustments to reconcile net loss to net cash from
operating activities:
Amortization	1,036	-	1,036
Stock based compensation	421,000	-	421,000
Shares issued for exploration and mineral property
acquisition costs	58,788	60,000	118,788
Deferred tax recovery	(2,376)	-	(2,376)

Changes in non-cash operating working capital items:
Advances and prepaid expenses	(1,984)	-	(1,984)
Goods and Services Tax recoverable	(12,748)	(11,569)	(24,317)
Accounts payable and accrued liabilities	(60,302)	132,328	124,658
Amounts payable to related parties	44,537	43,073	196,777
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(508,495)	(95,683)	(1,081,350)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	(7,845)	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(7,845)	-	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	854,824	190,816	1,322,141
Contributed capital	-	-	200,671
NET CASH FLOWS FROM FINANCING ACTIVITIES	854,824	190,816	1,522,812

INCREASE IN CASH	338,484	95,133	433,617
CASH, BEGINNING OF YEAR	95,133	-	-

CASH, END OF YEAR	433,617	95,133	433,617

SUPPLEMENTAL CASH FLOW INFORMATION (Refer to Note 8)

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

1.		NATURE AND CONTINUANCE OF OPERATIONS

Organization
The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995.

Exploration Stage Activities

The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Upon location of a commercial reserve, the Company would enter the development stage.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As reported in the accompanying consolidated financial statements the Company has incurred a net loss of $1,914,932 for the period from June 16, 1995 (inception) to December 31, 2004 and has no source of revenue. The future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral property interests. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through a private placement and public offering of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.		SIGNIFICANT ACCOUNTING POLICIES

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned inactive subsidiary, Entourage USA Inc. which was incorporated in the State of Nevada on November 3, 2003. All intercompany transactions have been eliminated upon consolidation.

The financial statements as at December 31, 2003 and for the year then ended are not consolidated.

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	b)	Mineral Claim Payments and Exploration Expenditures

The Company expenses all costs related to the acquisition, maintenance and exploration relating to unproven mineral properties, to which it has secured exploration rights. When proven and probable reserves are determined for a property and a feasibility study prepared with respect to the property, then subsequent exploration and development costs of the property will be capitalized. To date, the Company has not established the commercial feasibility of its exploration prospects. Therefore, all costs have been expensed.

	c)	Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property carrying values, useful lives for depreciation and amortization, and determination of fair value for stock based transactions. Financial results as determined by actual events could differ from those estimates.

	d)	Equipment

Equipment is stated at cost less accumulated amortization. Amortization based on the estimated useful life of the asset is calculated as follows:

Office furniture 20% straight line basis Computer equipment 25% straight line basis

	e)	Environmental Costs

Environmental expenditures that relate to current operations are charged to operations or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are charged to operations. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitments to plan of action based on the then known facts.

	f)	Capital Stock – Flow-through shares

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the shares. The shareholders' equity is reduced and a liability is recognized for this difference which amounted to $2,376 for the flow-through shares issued in 2004. The liability is reversed when the tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense (recovery) is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	g)	Foreign Currency Translation

The functional currency of the Company is Canadian dollars and these financial statements are presented in Canadian dollars unless otherwise noted. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the year. Exchange gains and losses arising on foreign currency translation are included in the determination of operating results for the period.

	h)	Financial Instruments

The Company’s financial instruments consist of cash, Goods and Services Tax recoverable, accounts payable and accrued liabilities and amounts payable to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

The fair value of amounts due to related parties is not determinable as they have no repayment terms (Note 6).

The fair value of the Company’s rights to purchase net smelter royalties (“NSR”) (refer to Note 4) is not determinable at the current stage of the Company’s exploration program. No value has been assigned by management. The Company does not use any derivative or hedging instruments.

	i)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109 – “Accounting for Income Taxes” (SFAS 109). This standard requires the use of the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	j)	Stock Based Compensation

Effective from January 1, 2003, the Company adopted the fair value method of accounting for employee stock compensation cost pursuant to Financial Accounting Standards Board (“FASB”) Statement 123. Prior to that date, the Company used the intrinsic value method under APB Opinion 25. No compensation cost was recognized in 2002, as there were no options outstanding at that date. Under the method of accounting for the change to the fair value method, compensation cost recognized in 2003 is the same amount that would have been recognized if the fair value method would have been applied for all years since the original effective date of FASB Statement 123 (January 1, 1995). There was no effect on net income and earnings per share had the fair value method been applied in each of the years 2004 and 2003 as there were no outstanding awards in each of those years.

	k)	Loss Per Share

Basic loss per common share is computed in accordance with SFAS No. 128 – “Earnings Per Share” by dividing income and losses by the weighted average number of common shares outstanding for the year. Diluted loss per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The presentation is only of basic earnings (loss) per share as the effect of potential dilution of securities is anti-dilutive.

	l)	Recent Accounting Pronouncements

(i)           In March 2004, the FASB issued EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). The objective of EITF 03- 1is to provide guidance for identifying impaired investments. EITF 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In October 2004, the FASB delayed the recognition and measurement provisions of EITF 03-1 until implementation guidance is issued. The disclosure requirements are effective for annual periods ending after June 15, 2004, and remain in effect. Management believes that the adoption of EITF 03-1 will not have a material impact on the Company’s financial condition or results of operations.

(ii)            In November 2004, the FASB issued SFAS No. 151, Inventory Costs (“SFAS 151”). SFAS 151 requires issuers to treat idle facility expense, freight, handling costs, and wasted material (spoilage) as current-period charges regardless of whether such charges are considered abnormal. In addition, SFAS 151 requires the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 will be effective for all inventory costs incurred in fiscal years beginning after June 15, 2005. Management believes the adoption of this standard will not have a material impact on the Company's financial position or results of operations.

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	l)	Recent Accounting Pronouncements (continued)

(iii)      In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment ("SFAS 123(R)"), which requires the compensation cost related to share-based payments, such as stock options and employee stock purchase plans, be recognized in the financial statements based on the grant-date fair value of the award. SFAS 123(R) is effective for all interim periods beginning after December 15, 2005. Management is currently evaluating the impact of this standard on the Company’s financial condition and results of operations.

(iv)      In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (“SFAS 153”) SFAS 153 requires that exchanges of non-monetary assets are to be measured based on fair value and eliminates the exception for exchanges of non-monetary, similar productive assets, and adds an exemption for non-monetary exchanges that do not have commercial substance. SFAS 153 will be effective for fiscal periods beginning after June 15, 2005. Management does not believe that the adoption of this standard will have a material impact on the Company’s financial condition or results of operations.

3.	EQUIPMENT

		2004		2003
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Office furniture	$2,812	$281	$2,531	$-
Computer equipment	5,033	755	4,278	-
	$7,845	$1,036	$6,809	$-

4.	MINERAL PROPERTY INTERESTS

	a)	Yukon Property

By an assignment agreement dated March 17, 2003, as amended May 17, 2003, the Company holds an option to acquire a 60% interest, subject to a 3% gross overriding royalty, in certain mineral claims located in the Yukon Territory. As consideration for the assignment, the Company has agreed to pay to the assignor, the sum of $60,000 (unpaid) sixty days after the Company completes a financing and to issue 6,000,000 common shares (issued). As of June 14, 2005 the optionor has confirmed that the agreement is not in default and that the $60,000 can be paid once the Company completes a larger financing. Under the terms of the option agreement, the Company must incur a total of $500,000 in exploration expenditures, and make additional cash payments totalling $80,000 through November 1, 2007.

	Payment Amount
Date option payment due	CDN $
November 1, 2003	10,000	(paid (see (a)(i))
November 1, 2004	10,000	(paid (see (a)(i))
November 1, 2005	15,000
November 1, 2006	15,000
November 1, 2007	30,000

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (Continued)

	a)	Yukon Property (continued)

		i)	The November 1, 2003 and November 1, 2004 payments have been paid on behalf of the Company by the engineer on the property. These amounts are included in accounts payable as at December 31, 2004.

	b)	Nevada Property

Pursuant to the terms of a Mining Sublease and Option to Purchase Agreement, dated June 1, 2004, the Company acquired a mining lease and an option to acquire a 100% interest in and to certain patented and unpatented mineral claims located in Esmeralda County, Nevada. The lease is for an initial ten year term with ten one year extensions available. The agreement is subject to a 3% NSR. The Company has an option at any time to purchase the Property for US $400,000 less lease payments paid to the date of exercise of the option. The Company has the right at any time to purchase one-third of the NSR for US $1,000,000.

To earn a 100% undivided interest in the Nevada Property the Company shall make $USD payments to the Lessor and the Owner as listed below:

	Payment Amount
Date payment due	US $

To Lessor:
On execution of Agreement	15,000	(paid)
June 1, 2005	15,000	(subsequently paid)
June 1, 2006	20,000
June 1, 2007 and each anniversary thereafter	25,000

To Owner:
September 4, 2004	4,000	(paid)
February 10, 2005	5,000	(paid)
February 10, 2006	7,500
February 10, 2007 and each anniversary thereafter	10,000

5.	CAPITAL STOCK

	a)	Issued Shares

i)
On February 5, 2004, the Company completed a private placement for 889,500 units comprised of one common share and one common share purchase warrant, at a price of $0.22 per unit, plus 108,000 flow-through common shares at a price of $0.22 per share, for total consideration of $219,450. The share purchase warrants entitle the holder to purchase one additional share of common stock of the Company for US $0.25 per share in the first year and US $0.30 per share in the second year;

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

	a)	Issued Shares (continued)

ii)
On June 8, 2004, the Company completed a private placement for 698,000 units, comprised of one share of common stock and one common share purchase warrant, at a price of $0.404 (US$0.30) per unit, for total consideration of $282,331. The share purchase warrants entitle the holder to purchase one additional share of common stock of the Company for US$0.40 (CDN $0.54) until June 9, 2006;

		iii)	On April 12, 2004 the Company issued 100,000 common shares on the exercise of options at US $0.25 per share for proceeds of $32,983;

		iv)	On August 24, 2004 the Company issued 150,000 shares of common stock, to acquire access to a geophysical and geochemical database regarding the Yukon Property, for total consideration of $58,788;

v)
In connection with appointment of new officers of the Company, the former president returned 3,750,000 escrowed common shares to the Company’s treasury for cancellation for no consideration. As of December 31, 2004 the Company has no shares held in escrow.

vi)
On December 31, 2004 the Company completed a private placement for 2,815,500 units, comprised of one common share and one common share purchase warrant, at a price of $0.18 (US $0.15) per share, for total consideration of $510,876. The share purchase warrants entitle the holder to purchase an additional share of common stock of the Company for US $0.22 (CDN $0.26) if exercised on or before December 31, 2005 and US $0.25 (CDN $0.29) if exercised thereafter on or before December 31, 2006. In addition, the Company issued 132,500 common shares paid as a finder’s fee in connection with the placement.

vii)
During the year ended December 31, 2003, the Company issued 6,000,000 common shares valued at $60,000 pursuant to the assignment agreement described at Note 4(a). At the date of issuance these shares were subject to a hold period and were not tradeable in British Columbia until April 25, 2004, except as permitted by the Securities Act (British Columbia).

	b)	Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 1,600,000 share purchase options to be granted at US $0.25 per share, for a period not to exceed five years. In November 2004 the SOP was amended to provide for the issuance of up to 2,200,000 incentive stock options to directors, officers, employees and non-investor relations consultants. (Refer to Note 10(a)).

The Company accounts for the grant of options using the fair value method prescribed in SFAS No. 123, using the Black-Scholes option pricing model. Compensation for unvested options is amortized over the vesting period. The Company granted 1,450,000 stock options at various times during the year ended December 31, 2004 (2003 – Nil). A value of $343,700 for the options was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 175%, (3) risk free interest rate of 3% and, (4) expected life of 2 years. The weighted average fair value of options granted for the year ended December 31, 2004 was $0.29 (2003 - $Nil).

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

	b)	Stock Options (continued)

Activity under the Plan is summarized as follows:

		Weighted
	Options	Average Exercise
	Outstanding	Price (US$)
Balance, December 31, 2002 and 2003	-	-
Options granted	1,450,000	0.15
Options exercised	(100,000)	(0.25)
Balance, December 31, 2004	1,350,000	0.15

The Company granted a total of 1,450,000 stock options at various times during the period February 1, 2004 to September 9, 2004. All options were issued at an exercise price of US $0.25 per share. On November 31, 2004 the exercise price of all options then outstanding (1,350,000) was reduced to US $0.15 per share and the term of the options was extended from two to five years. As a result, in accordance with SFAS 123, the Company has also recorded an additional compensation expense of $77,300, being the estimated incremental fair value of the modified terms of these options. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 175%, (3) risk free interest rate of 3% and, (4) expected life of 5 years.

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at December 31, 2004:

		Remaining	Weighted	Number of	Weighted
Range of		Contractual	Average	Options	Average
Exercise	Options	Life	Exercise	Currently	Exercise
Prices	Outstanding	(in years)	Price	Exercisable	Price
US$ 0.15	1,350,000	4.92	US$ 0.15	1,350,000	US$ 0.15

Refer to Note 10(a).

c)	Warrants

Warrants
Outstanding
Balance, December 31, 2002 and 2003	-
Warrants granted	4,403,000
Balance, December 31, 2004	4,403,000

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

	c)	Warrants (continued)

The following table lists the common share warrants outstanding at December 31, 2004. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

889,500	$0.25 to $ 0.30	February 5, 2006
698,000	$0.54	June 9, 2006
2,815,500	$0.26 to $ 0.29	December 31, 2006
4,403,000

6.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2004 of $196,777 (2003 - $152,240) is owing to directors and to companies controlled by the directors for consulting fees and for expenses paid on behalf of the Company.

During the year ended December 31, 2004 the Company incurred $35,000 in consulting fees to one of its officers (2003 – nil). (Refer to Note 9.)

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

7.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2004	2003

Loss before income taxes	$(958,822)	$(319,515)
Corporate tax rate	35.6%	37.6%

Expected tax expense (recovery)	(341,341)	(120,000)
Increase (decrease) resulting from:
Amounts not deductible for tax	(149,876)	-
Effect of change in statutory tax rate	12,000	7,000
Renounced exploration expenditures	8,459	-
Change in deferred tax asset valuation
allowance and other	168,630	113,000

Deferred income tax provision (recovery)	$(2,376)	$-

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

7.	INCOME TAXES (Continued) The Company’s tax-effected deferred income tax assets and liabilities are estimated as follows:

	2004	2003

Mineral properties in excess of carrying value	$218,000	$129,000
Non-capital losses available	238,000	163,000

Potential deferred income tax assets	456,000	292,000
Less: valuation allowance	(456,000)	(292,000)

Net Deferred Income Tax Asset	$-	$-

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $668,000 (2003 - $428,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount

2006	$55,000
2007	115,000
2008	67,000
2009	59,000
2010	59,000
2011	73,000
2014	240,000
$668,000

The Company has certain resource related deductions and other losses of approximately $613,000 (2003 - $340,000) which may be available to be offset against future taxable income in Canada. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December, 2004	Year ended December, 2003
Cash paid during the year for:
Interest	$700	$-
Income taxes	$-	$-

During the year ended December 31, 2004, 3,750,000 escrow shares were returned to treasury and their original issuance cost of $7,500 was credited to contributed capital.

9.

COMMITMENTS

By agreement dated June 1, 2004, the Company has committed to pay $60,000 per year in consulting fees to an officer. Either party may cancel this agreement on 45 days notice to the other party.

ENTOURAGE MINING LTD. (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2004 AND 2003 (Stated in Canadian Dollars)

9.	COMMITMENTS (Continued)

By agreement dated June 2, 2005 the Company has leased office space for one year for an approximate annual rental cost of $13,000.

10.	SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2004:

a)
In January 2005 the Company filed a form S-8 to register the Company’s Stock Option Plan which provides that a total of 2,200,000 shares of common stock can be issued as incentive stock options to directors, employees and consultants of the Company.

b)
By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”). The Company can earn its interest in the Doran Property by making a cash payment of $35,000 (subsequent paid) and issuing 125,000 common shares in the first year (subsequently issued) and a total of $220,000 and 750,000 shares over 4 years and expending $1,000,000 on the property over three years. The property interest is subject to a 2.5% NSR. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

By agreement dated April 7, 2005 the Company obtained an option to acquire a 20% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) for a cash payment of $40,000 (unpaid) and a work commitment of $100,000 per year for two years. The annual payments of $100,000 are to be made on a quarterly basis at $25,000 per quarter with the first payment due by June 30, 2005. No work has yet been completed on the Hatchet Lake Property by the Company.

c)
By agreements dated April 21, 2005 the Company granted the right to two unrelated parties to acquire a total of a 10% interest each in the Company’s Nevada gold project. Under the terms of the option agreement the Company will receive total cash consideration of US$80,000 upon the Company executing its option to acquire the 100% interest in the property interest and the purchasers agreeing to each expend a total of US$85,000 or an amount equal to 10% of the Company’s expenditures on the property.

d)
The Company is currently in the process of applying for a listing on the Canadian Trading & Quotation System Inc. (“CNQ”). Management anticipates a full listing on the CNQ by the end of the third quarter of 2005.