Form 20-F/A
period 2004-12-31
ENTOURAGE MINING LTD
filed 2005-07-11
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
 Amendment No. 1

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

As our business has developed, we have acquired interests in four resource properties as follows:

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

Dated: July 8, 2005

By: /s/ Gregory F. Kennedy
Gregory F. Kennedy, President