Form 20-F/A
period 2004-12-31
ENTOURAGE MINING LTD
filed 2006-01-09
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 2

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

Our Chief Executive Officer and President, Gregory F. Kennedy and our Chief Accounting Officer, Prabha Varshney, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rule 13(a)-14(c) within 90 days of the date of this Form 20-F have concluded that, as of such date and as of December 31, 2004, the Company’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

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

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors of
ENTOURAGE MINING LTD.

We have audited the accompanying balance sheets of Entourage Mining Ltd. as of December 2003 and 2002 and the related statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with United States generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has incurred losses of $958,486, has no sources of revenue, and further losses are anticipated. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“Morgan & Company”

May 6, 2004	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

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

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

				June 16, 1995
	YEARS ENDED			(inception)
	DECEMBER 31			To
				December 31,
	2004	2003	2002	2004
	$	$	$	$
				(unaudited)
Expenses
Amortization	1,036	-	Nil	1,036
Consulting	70,013	3,000	Nil	73,013
Consulting – stock based compensation	421,000	-	Nil	421,000
Mineral property acquisition and exploration costs	297,466	246,628	Nil	686,977
Interest expense	1,123	1,656	541	8,587
Management fees	-	-	30,000	225,000
Office and sundry	45,803	18,832	32	65,998
Professional fees	33,622	49,399	4,855	166,938
Rent	9,177	-	24,000	189,177
Telephone	13,003	-	Nil	13,003
Travel and promotion	66,579	-	Nil	66,579

Loss Before Taxes	(958,822)	(319,515)	(59,428)	(1,917,308)

Deferred tax recovery	2,376	-	Nil	2,376

Net Loss For The Year	(956,446)	(319,515)	(59,428)	(1,914,932)

Loss Per Share, basic and diluted	(0.06)	(0.04)	(0.01)

Weighted Average Number Of Shares Outstanding	15,542,822	9,127,950	9,130,005

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

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				June 16, 1995
	YEARS ENDED			(inception)
	DECEMBER 31			To
				December 31,
	2004	2003	2002	2004
	$	$	$	$
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	(956,446)	(319,515)	(59,428)	(1,914,932)
Adjustments to reconcile net loss to net cash from
operating activities:
Amortization	1,036	-	Nil	1,036
Stock based compensation	421,000	-	Nil	421,000
Shares issued for exploration and mineral property
acquisition costs	58,788	60,000	Nil	118,788
Deferred tax recovery	(2,376)	-	Nil	(2,376)

Changes in non-cash operating working capital items:
Advances and prepaid expenses	(1,984)	-	Nil	(1,984)
Goods and Services Tax recoverable	(12,748)	(11,569)	3,978	(24,317)
Accounts payable and accrued liabilities	(60,302)	132,328	4,611	124,658
Amounts payable to related parties	44,537	43,073	50,831	196,777
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(508,495)	(95,683)	(8)	(1,081,350)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	(7,845)	-	Nil	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(7,845)	-	Nil	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	854,824	190,816	Nil	1,322,141
Contributed capital	-	-	Nil	200,671
NET CASH FLOWS FROM FINANCING ACTIVITIES	854,824	190,816	Nil	1,522,812

INCREASE IN CASH (DECREASE)	338,484	95,133	(8)	433,617
CASH, BEGINNING OF YEAR	95,133	-	8	-

CASH, END OF YEAR	433,617	95,133	Nil	433,617

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