Form 20-F
period 2005-12-31
ENTOURAGE MINING LTD
filed 2006-07-03
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 000-50305

ENTOURAGE MINING LTD.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

475 Howe Street, Suite 614, Vancouver, British Columbia V6C 2B3
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
74,560,227 common shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by
Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been
subject to such filing requirements for the past 90 days. [ x ] Yes     [   ] No

Indicate by check mark which financial statement item the registrant has elected to follow.
[X]   Item 17     [   ]  Item 18

ENTOURAGE MINING LTD.
Form 20-F Annual Report
Table of Contents

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

Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02	Year Ended 12/31/01
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income(Loss)	(10,068,841)	(956,446)	(319,515)	(59,428)	(58,749)
Earnings(Loss) Per Share	(0.57)	(0.06)	(0.04)	(0.01)	(0.01)

Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd.Avg.No.Shares	17,647,542	15,542,822	9,127,950	5,380,005	5,380,005

Working Capital	323,563	138,483	(230,498)	(161,799)	(303,042)
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil

Shareholder’s Equity	328,583	145,292	(230,498)	(161,799)	(303,042)
Total Assets	514,036	466,727	106,702	Nil	3,986

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 29, 2006, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $0.8898. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past five years ended December 31 and for the last six month ends from December 31, 2005 to May 31, 2006, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period	Average

Year ended Dec 30, 2005	$0.8254
Year ended Dec 31, 2004	$0.7936
Year ended Dec 31, 2003	$0.7194
Year ended Dec 31, 2002	$0.6369
Year ended Dec 31, 2001	$0.6451

Monthly Period	Low - High

Month ended Dec 31, 2005	$0.8522- $0.8690
Month ended Jan 31, 2006	$0.8528 - $0.8742
Month ended Feb 28, 2006	$0.8637 - $0.8787
Month ended Mar 31, 2006	$0.8530 - $0.8832
Month ended Apr 30, 2006	$0.8533 - $0.8982
Month ended May 31, 2006	$0.8902 - $0.9099

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation to December 31, 2005, we have incurred losses totalling $11,983,773. Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan. As at December 31, 2005, we had cash on hand of $479,581. Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

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

          We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and have entered into six mineral property option agreements to acquire a:

  60% interest in the Finlayson Lake Emerald prospect situated in Yukon, Canada (in November 2005 the Company abandoned this option interest);
  fifty per cent (50%) interest in four claim blocks totaling 16,900 hectares of prospective uranium property situated at Hatchet Lake on the Athabasca Basin of north-central Saskatchewan;
  100% interest in the 63 gold-silver Black Warrior claims situate in Esmeralda County, Nevada, USA, of which a total 20% interest has been optioned by us to two other companies;
  36% interest in prospective diamond claims known as the Forte Diamond properties (after due diligence the Company abandoned this option agreement);
  80% interest in 670 prospective diamond exploration claims situated in the Forte a la Corne/Smeaton area of central Saskatchewan; and
  100% interest in 44 claim uranium prospective claim blocks in Costebelle Township known as the Doran property.

We also intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

The Finlayson Lake Emerald Project (the Yukon Property)

By an assignment agreement dated March 17, 2003, as amended May 17, 2003, the Company held an option to acquire a 60% interest, subject to a 3% gross overriding royalty, in certain mineral claims located in the Yukon Territory. As consideration for the assignment, the Company agreed to pay to the assignor the sum of $60,000 sixty days after the Company completes a financing and to issue 6,000,000 common shares (issued). As of December 31, 2005, $40,000 was paid and $20,000 is unpaid and recorded in accounts payable. The terms of the option agreement provided that the Company must incur a total of $500,000 in exploration expenditures, and make additional cash payments totaling $80,000 through November 1, 2007, as follows:

	Payment Amount
Date option payment due	CDN $
November 1, 2003	10,000	(paid)
November 1, 2004	10,000	(paid)
November 1, 2005	15,000
November 1, 2006	15,000
November 1, 2007	30,000

On November 1, 2005, the Company, having expended more than $300,000 on exploration of this property, abandoned all of its interest in the Yukon Property rather than make any further payments due to poor results of exploration work.

We informed the Finlayson Lake Emerald property owner, Yukon Zinc Corporation, that the Company would no longer proceed with further exploration of the “Yukon Property” based on the results of two summer exploration programs. The Company no longer has an interest in these properties.

The Hatchet Lake Uranium Properties

By agreement dated April 7, 2005 as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) in consideration for:

(i)	a cash payment of $220,000 on or before November 15, 2005 (paid);
(ii)	making the following exploration expenditures on the property:
(iii)	$100,000 on or before December 31, 2005 (completed February 2, 2006);
(iv)	An additional $300,000 on or before February 1, 2006 (extended to June 30, 2006, per February 2, 2006 letter agreement);
(v)	An additional $450,000 on or before November 15, 2006; and
(vi)	An additional $450,000 on or before November 15, 2007.

Upon payment of the $220,000 cash payment and completion of the expenditures as noted in (ii)(a) to (c) above, the Company will have exercised the Option as to a 25% interest in the property.

Upon payment of the $220,000 cash payment and completion of all of the expenditures as noted in (ii) above, the Company will have exercised the option and earned a 50% interest in the Property.

The term of the Agreement is for 5 years at which time the agreement, and the option granted thereunder, shall terminate if the option has not been exercised.

On October 20, 2005, the Company, by way of an assignment agreement with CMKM Diamonds, Inc. (“CMKM”) and Star Uranium Corp. (formerly known as United Carina Resources Corp.) (“Star Uranium”) the Company increased its interest in the Hatchet Lake property by assuming all of the interests of CMKM in the Hatchet Lake properties.

As consideration for the assignment agreement, the Company agreed to issue 15,000,000 of its common shares (issued January 3, 2006) to the CMKM shareholders. The 15,000,000 shares have been recorded as mineral property expenditures and an obligation to issue shares totaling $2,650,500 in the year ended December 31, 2005.

As a result of this assignment agreement, and the subsequent “New Hatchet Lake Option Agreement”, also dated October 20, 2005, the Company now has a right to earn a 50% interest in the Hatchet Lake property by:

(i)	paying $220,000 on or before November 15, 2005 (paid), to Star Uranium; and

(ii)	making the following exploration expenditures on the property:

	(a)	on or before December 31, 2005, $100,000 (completed February 2, 2006);

	(b)	on or before February 1, 2006, an additional $300,000 (extended to June 30, 2006);

	(c)	on or before November 15, 2006, an additional $450,000; and

	(d)	on or before November 15, 2007, an additional $450,000.

Negotiations are currently underway to push all property payments and work commitments back one full year due to the inability of the company to complete the winter 2006 drill program. We make no representation as to what the outcome of these negotiations will be.

In the fall of 2005, Star Uranium announced to the Company that line cutting and trench sampling was completed on the property. Drilling of targets on the Hatchet lake prospect began in the last week of March 2006.

There is no NI 43-101 compliant report yet completed on the Hatchet Lake property. Star Uranium is the Operator of the Hatchet Lake prospect.

The Black Warrior Project (the Nevada Property)

In June 2004, we announced that we signed a definitive agreement with Goodsprings Development Corp., a Nevada based corporation, whereby we may earn a 100% interest in the GBW project in Esmeralda County, Nevada commonly known as the “Black Warrior Project” in the Company’s other disclosure documents. We have optioned a total 20% interest in the project (as described in the agreement summary below) to two other companies. The project comprises patented and un-patented mineral claims in the Walker Lane mineral belt.

The Walker Lane continues to be one of the focal points of mineral exploration in Nevada and has produced over 20 million ounces of gold. Gold and silver mineralization on the project is hosted in low-angle, structurally controlled zones and in widespread zones of jasperoid. There has been very limited previous exploration work, and Entourage plans an aggressive mapping and sampling campaign followed by an RC drilling program to test the targets.

The GBW project, upon signing of the definitive agreement, consisted of 10 un-patented and 2-patented mineral claims as referenced in the Company’s SEC 6-k filing dated June 23, 2004. A further 20 un-patented mineral claims were staked on behalf of Entourage by Goodsprings Development Corp. as referenced in the Company’s SEC 6-k filing dated July 6th, 2004. Furthermore, an additional 40 claims were staked on behalf of Entourage and referenced in the Company ‘s August 5th, 2004 SEC 6-k filing bringing Entourage’s total land package on the Walker Lane Trend to 70 un-patented and 2 -patented mineral claims.

To date we have made project property payments, county filing charges, Nevada Bureau of Land Management (BLM) payments, sample assaying, staking costs, drilling, drill core assaying and administrative costs totaling $300,452USD. The following table illustrates Entourage’s GBW financial obligations going forward:

Item	Cost ($USD)	Payable To:	Due Date	Comments
Claim Maintenance Fees (@$125 per claim)	$9,000/ yr.	Bureau Of Land Management (Nevada)	July 1st each year	Price increased to $125 in 2004 from $100/claim
Property Payments to Goodsprings Development Corp.	$15,000 $15,000 $20,000 $25,000	Goodsprings Dev. Goodsprings Dev. Goodsprings Dev. Goodsprings Dev.	June 1st, 2004 (paid) June 1st, 2005 (paid) June 1st, 2006* June 1st, thereafter*	*To be paid in quarterly $5000 payments
Payments to Apex Deep Mines	$4,000 $5,000 $7,500 $10,000	Apex Deep Mines** Apex Deep Mines Apex Deep Mines Apex Deep Mines	Sept 4th, 2004 (paid) Feb 10th, 2005 (paid) Feb 10th, 2006 (paid) Feb 10 thereafter*
Esmeralda County Filing Fee @ $6.00/per claim/yr.	$450/yr	Esmeralda County Register	July 1st each year

* The Purchase Price for the Property shall be Four Hundred Thousand Dollars ($400,000.00) . The Rental Payments paid by Lessee to Owner shall be credited against the Purchase Price.

** Apex Deep Mines is the titleholder to the properties and Goodsprings Development is the Lessee with Entourage being the Sub-Lessee of the claim blocks.

The sub-lease Agreement between Goodsprings Development Corp. (the “Lessee”) and Entourage Mining Ltd. (the “Sub-Lessee”), wherein the Sub-Lessee assumes all of the responsibilities of the Lessee, continues from the original lease Agreement between Apex Deep Mines (the “Owner” or the “Lessor”) and the Lessee wherein the Owner grants to Lessee the exclusive right to purchase the Property, subject to the Royalty (3% “Net Smelter”) reserved by Owner and subject to Lessee’s obligations under the conveyance executed and delivered by Owner on the closing of the Option. The Purchase Price for the Property shall be Four Hundred Thousand Dollars ($400,000.00) . The Rental Payments paid by Lessee to Owner shall be credited against the Purchase Price. Lessee shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option. On closing of the Option, Lessee shall pay the balance of the Purchase Price to Owner, in cash or by wire transfer to an account designated by Owner.

The Agreement shall extend to and include the un-patented mining claims described in the Agreement and in the exhibits that are part of the Agreement, and all other interests, mining claims and property rights made part of and subject to the Agreement. All un-patented mining claims located by Owner or Lessee which are partially or wholly in the Area of Interest shall be located in Owner’s name and shall be part of and subject to the Agreement. “Area of Interest” means the geographic area within two (2) miles from the exterior boundaries of the Property.

To the extent required by law, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, and for each following annual assessment work year commencing during the term of this Agreement, Lessee shall perform for the benefit of the Property, work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable Federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate. The Entourage-Goodsprings Sublease Agreement does not proscribe a measurable work commitment other than the annual assessment work described above. As well, the Company is required to make monetary payments only and no Company shares are to be paid as consideration for the Sub-Lease.

All payment required under the Entourage-Goodsprings Agreement have been paid and are current at this filing date. As noted in the table above, a rental payment of $5,000 due in February 2006 has been paid; furthermore, claim maintenance fees, Bureau of Land Management fees and reclamation bonds have been paid and posted and all drilling contractor charges and assay fees have been paid.

The agreement with Goodsprings Development Corp. is described more fully in the Company’s report on Form 6-K dated June 29, 2004 and filed on the SEC’s EDGAR website at www.sec.gov. A compliant 43-101 technical report on the Black Warrior properties has been completed as of this filing date and was filed on Sedar and Edgar in February 2005.

On April 11, 2005, the Company announced that it had granted to Star Uranium and CMKM the right to each acquire a 10% interest in the Property (being a total 20% interest). Each of these two optionees can exercise their option to acquire a 10% interest by:

(a)	paying to Entourage $40,000; and
(b)	making $85,000 in work commitments on the Property.

On October 20, 2005, CMKM’s interests in the Nevada property were relinquished by mutual consent of the Company and CMKM when the Company was assigned CMKM’s 40% interest in the Hatchet Lake uranium prospect.

To date, neither of the optionees has made a payment or committed any funds to the Property and the options remain unexercised. As CMKM may not now be an operating company, it is not anticipated that they will choose to exercise the option to acquire a 10% interest.

To date the Company has drilled 11 holes on the Black Warrior project. The initial 9 holes did not find anomalous gold or silver showings however the final two holes intersected 30 feet of slightly anomalous gold values ranging up to .435 g/t.

Nevada Mineral, Inc. Property (the Forte Diamond Property)

On October 20, 2005, the Company entered into an agreement with Nevada Minerals, Inc. (“Nevada”) and CMKM to acquire CMKM’s 36% interest in a group of Saskatchewan mineral claims.

The agreement called for the Company to issue to CMKM a total of 5,000,000 common shares in exchange for acquiring the 36% interest.

Due diligence by the Company indicated, however, that it would take approximately Cdn $1,200,000 to bring the Saskatchewan mineral claims into good standing, funds which the Company did not have at the time.

As a result, on December 1, 2005, the Company advised Nevada and CMKM that it was terminating the October 20, 2005 agreement. No shares were issued or other consideration paid prior to the termination of the October 20, 2005 agreement. The Company, other than due diligence investigations of the Saskatchewan mineral claims, performed no work. The Company is not pursuing any interest in these claims.

The Smeaton-Fort a la Corne Saskatchewan Diamond Prospect

On October 20, 2005, the Company announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property transactions”) with CMKM, Star Uranium, and 10104075 Saskatchewan Ltd. (a private company) (“1010”), whereby the Company assumed the earn-in rights to properties optioned to CMKM. CMKM was about to default on its option agreements and Entourage realized an opportunity to acquire prospective diamond and uranium prospects in Saskatchewan. One such property is referred to as the Smeaton/Forte a la Corne/Green Lake Diamond prospect (the “Smeaton Property”).

The Smeaton Property consisted of a 1.5 million acre parcel of claims. Previous to the Entourage-CMKM agreements, CMKM and 1010 had flown an airborne geophysical survey of the Smeaton Properties. The Company’s geologist, James Turner, P. Geo., reviewed the results of the survey and reported to the Company that 20 priority diamond targets existed on the parcel, but in light of the $12 hectare maintenance fees payable, certain of the claims should be allowed to lapse because of lack of potential. The present parcel remains at approximately 670 claims (200,000 hectares) but will eventually be whittled down to only those claims that contain mineralized potential. 1010 is the operator of the Smeaton Property.

In December 2005, 1010, the Operator, commenced drilling on a priority target on the property. The drilling encountered kimberlitic rock at approximately 530 feet and continued in kimberlite for over 300 feet eventually ending in dolomites at about 900 feet. An independent kimberlite expert, Harrison Cookenboo, (PhD, P. Geo.), a qualified person, reviewed initial samples and concluded:

“both pieces of core are in most respects closely similar to macrocrystic serpentine calcite kimberlite, but with some atypical features for kimberlite “sensu-stricto”, and suggests that the examined samples are best referred to as kimberlite or a closely related “kimberlitic” rock type with the potential for carrying diamonds”.

On January 10, 2006, the Operator informed the Company that the first drill target (Target: C-Gpp) on the Smeaton Property had been completed after encountering difficult drilling 1000 feet into the target. The hole finished in dolomites and the Operator decided to drill the second hole 30 meters to the northwest where geo-physical data implied that the center of the kimberlite may be situated.

The kimberlitic rock from the first drill hole was sent to Saskatchewan Research Council for caustic fusion and micro-diamond analysis. The kimberltic rock did not yield any micro-diamonds however chromites were found in the drill core. In 2005, the Company expended $200,630 on the Smeaton prospect. The Smeaton project has a total of 20 priority targets to be investigated and as of the date of this report has examined four of these targets.

The Doran Uranium Property

In March of 2005, the Company entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, British Columbia, Canada, whereby the Company could acquire 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec.

The Doran Uranium property consists of 44 contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

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

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3 O8).

Entourage made a down payment of $35,000 to acquire the option and agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

The Company expended $245,591 in exploration work on the property in fiscal year 2005 and a Canadian NI 43-101 compliant report by Eric Ostensoe (P. Geo,) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on Sedar and Edgar (March 9, 2006) as well as the Company website.

Here are excerpts from that report:

“The 2005 program commenced in mid-August when a crew of line cutters prepared a grid of cleared, flagged and measured lines over the principal “target” area [“Main Zone”} and similar although smaller grid on the “North” target area. The latter grid is about 4 km north of the Main Zone. Technical work, comprising geological mapping, geophysical surveys and an extensive program of rock chip and bedrock channel sampling, followed during September. Work crews included four experienced geologists and a technical school graduate supplemented by local persons who assisted with transportation, sampling operations and prospecting. Geotronics Surveys Ltd., of Surrey, BC provided a two-person crew that in a one week period completed radiometric and magnetic surveys of both grids.” Mr. Ostensoe goes on to report:

“At the Doran property, anomalous radioactivity is associated with coarsely pegmatic phases of the granitic intrusions, and with nearby portions of finer grain intrusions. No radioactive materials were identified in the field. Areas of particular interest tended to be topographically prominent, presumably due to their higher than average quartz content that caused them to be somewhat more resistant to erosion by glaciation than were other formations. Exceptions, including some “strongly radioactive” zones, were found (and in some cases sampled) in lower lying areas. Dimensions of individual zones vary from a few centimetres to tens of meters. The Main Zone and its related ‘Dyke’ occurs in an area with the dimensions of over 200 meters north-south and 75 meters east-west.” Mr. Ostensoe ’s N.I. 43-101 compliant report was presented to the Company on February 24, 2006.

Mr. Ostensoe recommends that the Company drill targets on the main zone and complete an extensive ground sampling and trenching on the North Zone. An additional third zone farther to the north from the North Zone has been identified and the radiometric survey completed by Terraquest indicates strong uranium anomalies on this zone as well.

The Company will need to raise additional capital to complete Mr. Ostensoe’s recommendations.

Competition

The mineral property exploration business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a profitable market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We will compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

The mineral resources the Company is prospecting for in Nevada, are essentially commodities in which we would expect to be a small producer with an insignificant impact upon world production. As a result, production, if any, would be readily sold and would likely to have no impact on world market prices. Overall the recent up trend in the price of gold and silver, for which the Company is prospecting in Nevada, has been of benefit to exploration mining companies.

The Company is also prospecting for uranium in Saskatchewan and Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. In 2005, the annual spot volume of U3O8 reached 35 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

The market for diamonds, which the Company’s Smeaton Lake properties are prospective for, is primarily managed by cartel. However, although the CSO (the Central Selling Organization) still distributes and markets the majority of the world's rough production, the introduction of new sources of rough (Australia, Russia, Canada, and parts of Africa) has considerably changed the controlled single market system. Any production of diamonds by the Company would likely have no measurable effect on the world prices.

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

The jurisdictions in which the Company is presently operating are, in the Company’s view, known as jurisdictions which are friendly to mining activity and the Company believes that it can meet applicable regulatory requirements.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Gregory F. Kennedy, devotes approximately 75% of his business time to our affairs. We have a management agreement with Mr. Kennedy that was described in the “Related Party Transactions” section of the Company’s 2004 Annual Report and filed on EDGAR on July 1, 2005.

Where necessary, we employ consultants, who in turn employ labourers, to further exploration on our mineral resource properties.

Office Space

We utilize about 700 square feet of office space in Vancouver, British Columbia. Our rent is approximately $1,700 per month.

4.C Organizational structure

Not applicable

4.D Property, plant and equipment

Disclosure required of an extractive enterprise is contained in part in Item 4, Part B above. As the Company’s properties are not at an advanced stage of exploration, no reserve estimates are made nor as of yet certain what if any reserves will be on the properties.

The Finlayson Lake Properties

In November 2005 the Company informed the Finlayson property owner, Yukon Zinc Ltd. (formerly Expatriate Resources), that Entourage Mining Ltd. would abandon its search for emerald on the Finlayson Property and would relinquish any further claims to the properties.

The Hatchet Lake Uranium Properties

The Hatchet Lake properties are located 30 kilometers north and northeast of four known uranium deposits (Rabbit Lake, McLean Lake, Collins Bay and Eagle Point) and consist of 16,949 hectares (41,864 acres) of prospective uranium properties.

Star, a Saskatchewan based mineral exploration company, owns the Hatchet Lake Properties (TSX.V: SUV) and will be the operator of the project. The properties are accessible by improved gravel road from Highway 905 North in north central Saskatchewan.

Current State of Exploration

In September 2005 the Company received word from Star that it had received favorable results from the 2005 boulder-sampling program on its uranium property situated along the eastern edge of the Athabasca basin, in the Wollaston Lake area of Northern Saskatchewan. The property is located approximately 30 kilometres north of major uranium production centres near the Rabbit Lake and McClean Lake mills and their associated high-grade unconformity uranium deposits.

The recent exploration program consisted of sampling Athabasca sandstone boulders for geochemical analysis. Sandstone boulder geochemistry is used to map regional variations in clay minerals and trace element levels to detect hydrothermal alteration associated with unconformity-type uranium mineralization. Important alteration signatures in this part of the Athabasca basin are elevated proportions of illite and chlorite clays and above background geochemistry for boron, lead, arsenic, molybdenum and uranium.

Previous work identified five areas requiring detailed exploration. This summer's exploration program highlighted three areas (areas A, G and a new area -- Le Drew) having anomalous sandstone boulder geochemistry defining target areas for follow-up exploration.

Area A

Encouraging results were obtained south of Hatchet Lake in an area west of Turkey Lake. Sandstone boulders were found exhibiting alteration features and geochemistry common to all the unconformity-related deposits in the eastern Athabasca basin.

Sandstone boulders found at one sample site have outstanding visual alteration features, including gray pyritic sandstone, silicified sandstone and a boulder with secondary hydrothermal hematite. Boulders in the area have anomalous geochemistry, with boron values up to 26 parts per million (median six parts per million), uranium values up to 0.67 part per million (median 0.21 part per million), lead values up to 0.96 part per million (median 0.53 part per million) and arsenic values up to 0.5 part per million (median 0.2 part per million). The sandstone is moderately illitic.

Immediately up-ice from the site and within the overall geochemical anomaly are two untested geophysical conductors. These conductors occur 10 kilometres along strike of Areva's Moonlight zone, which has intersections up to 1.76 per cent U per 1.5 metres.

Sandstone thickness in the area of the conductors is estimated to be 50 metres.

Area G

Boulder sampling identified target area G along the eastern edge of the Athabasca sandstone, south of Tromberg Bay. Geochemical values are up to 0.31 part per million uranium (median 0.21 part per million), up to 31 parts per million boron (median six parts per million) and the sandstone is strongly illitic. These values are associated with an untested geophysical conductor.

Le Drew

Boulder sampling highlighted the Le Drew Lake area, near the edge of the Athabasca sandstone. Previous work identified outstanding radon-in-water (uranium pathfinder) anomalies. These were interpreted to coincide with the junction of two major fault systems. The boulder sampling confirms the presence of anomalous uranium values up to 0.89 part per million (median 0.21 part per million) and anomalous lead up to 1.17 parts per million (median 0.53 part per million). A weak, untested geophysical conductor is closely associated with the anomalous boulders.

The boulder sampling program found several other areas weakly anomalous in trace elements and these require more work. One of these is the South Bear property, with uranium values up to 0.56 part per million (median 0.21 part per million), lead up to 2.83 parts per million (median 0.53 part per million) and one sample with 0.4 molybdenum (median 0.05 part per million).

Star has informed the Company that a NI 43-101 geological report will be commissioned and forwarded to the Company upon completion.

In the fall of 2005, United Carina announced to the Company that line cutting and trench sampling was completed on the property and that drilling of targets was set to commence in late January or early February 2006; however, actual drilling of the property did not commence until early March 2006 with a planned 10-hole program.

Unseasonably warm winter weather in north-central Saskatchewan prevented the completion of the planned 10-hole drill program. The drill crew encountered large cracks in the ice on one drill target and the crew determined that further drilling was too dangerous. As such, the drill program was shortened to the 4 holes that were completed and no further drilling will be done until winter conditions return. The lack of roads and infrastructure and the prohibitive cost of helicopter transport make summer drilling too expensive.

The four holes (two hole fences: C-01 & C-02, C-03 & C-04) were drilled to depths of 78 to 102.7 meters to test two separate geophysical conductors and one hole was abandoned at a depth of 31.1 meters on another conductor. A total of 376.7 meters were drilled before spring like weather conditions were encountered. All four holes intersected Athabasca sandstone underlain by faulted basement rocks. Secondary hematite alteration accompanies the faulting and fracturing in all holes and in hole C-04 there is weak radioactivity associated with the secondary hematite. Analytical results indicate slightly elevated values for uranium, lead and yttrium that are considered to be favorable indicators of a mineralized system similar to that at the major deposits in the area.

Because of the drilling program delays the companies have begun negotiations to extend the terms of the October 20, 2005 Mineral Property Agreement. The terms of the renegotiated payment schedule will be announced once finalized.

Hatchet Lake Claims: Location and Accessibility

The Hatchet Lake properties, situated in north central Saskatchewan on the eastern edge of the Athatbasca basin, are located 30 kilometers north and northeast of four known uranium deposits (Rabbit Lake, McLean Lake, Collins Bay and Eagle Point) and consist of 16,949 hectares (41,864 acres) of prospective uranium properties. The following table outlines the claim blocks:

Claim	Number	Area	Status

Claim Block I	S-107478	3231 hectares	Registered
Claim Block II	S-107479	5475 hectares	Registered
Claim Block III	S-107480	5823 hectares	Registered
Claim Block IV	S-108049	2420 hectares	Registered

The Hatchet Lake claims are road accessible during the winter months only or by helicopter or fixed wing floatplane in the summer months.

Black Warrior Project

The claim group is made up of 63 un-patented mining claims owned 100% by Goodsprings Development Corporation and held by Goodsprings under a mining lease from the Apex ‘76’ Deep Mines Inc. The claims are located in Section 29, 30, 31&32, T. 1 S., R. 39 E. in a prolific mining area called the Walker Lane Belt (WLB). Entourage Mining Ltd. acquired the claims from Goodsprings Development Corporation of Nevada.

The Walker Lane Belt is a composite of 9 structural blocks with differing structural styles. The presence of abundant, faulted, volcanic cover rocks of Late Cenozoic age across much of the WLB indicates that regardless of style, faulting in all structural blocks is of the same age span, Late Cenozoic. In the Silver Peak and Lone Mountain areas, a low-angle decollement surface separates an extended upper plate of brittle deformed Proterozoic and Lower Paleozoic rocks from penetratively deformed Precambrian sedimentary rocks and plutonic rocks of various ages.

The Black Warrior project is a low-sulfidation, vein hosted system with potential for discovery of bulk-tonnage Au-Ag, Cu-Pb-Zn mineralization, high-grade Ag-Au veins and deep sediment-hosted gold mineralization.

In November 2004, the Company employed the services of James A Turner, a professional geologist and a NI 43-101 ‘qualified person’ to prepare a NI 43-101 compliant report on the Black Warrior Project. This report may be accessed at www.sedar.com under the Company’s public documents dated February 18, 2005.

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

Current State of Exploration:

The Company received relevant tax material from the US Internal Revenue Service for the Company’s U.S. subsidiary in July of 2005 and drill permit approval from the Bureau of Land Management was granted in August. The Company’s geologist, James A. Turner, in conjunction with Ken Brook, a Nevada based consultant to the Company, determined that a 21drill hole program with 4 trenches should be conducted on targets identified by the Zonge survey.

Drilling commenced soon after Labor Day (September 6, 2005) and the Company drilled more than 6,000 feet over 9 targets. The results of the initial drilling did not determine the source of ground-sampled gold/silver anomalies indicated in the National Instrument 43-101 report. With this in mind the Company revised the original 21-target drill program and opted to drill and additional three deeper drill holes on a section of the property outside of the original area.

The Company released results of the three deeper holes in a news release dated April 21, 2006. Anomalous gold values of less that one-half gram of gold per ton were intersected over a length of 15 feet and further drilling in this area is planned. The Company will require additional capital resources in order to continue drilling the Black Warrior. To date the Company has expended approximately USD $300,400 on exploration of the Black Warrior property.

Black Warrior Claims: Location and Accessibility

The Black Warrior Property is situated in Esmeralda County, Nevada about 80 km (50 miles) southwest of Goldfield. Goldfield, the county seat, is 418 km (260 miles) southeast of Reno and 295 km (183 miles) northwest of Las Vegas. Both Reno and Las Vegas have regularly scheduled commercial air service. Silver Peak (population: 300) has been the center of mining activity since the1860’s. The village provides modest amenities including living quarters, etc. There are no services in Silver Peak and most residents shop in Tonapah. Silver Peak is suitable for housing a small workforce. The main industry is the former Cyprus Foote Lithium salt operation.

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

The table below summarizes the Black Warrior Project claims blocks (additional ground has since been staked but not yet registered):

CLAIM NAME/ NUMBER	AREA Ha	TOWNSHIP	RANGE	SECTION	LOCATION DATE
CP1	8.36	1S	39E	2,11
CP2	8.36	40N	51E	2,11
CP3	8.36	40N	51E	2
CP4	8.36	40N	51E	2
CP5	8.36	40N	51E	2
CP6	8.36	40N	51E	2
CP7	8.36	40N	51E	2
CP8	8.36	40N	51E	2
CP9	8.36	40N	51E	2
CP10	8.36	40N	51E	2
CP11	8.36	40N	51E	2
CP12	8.36	40N	51E	2
CP13	8.36	40N	51E	2
CP14	8.36	40N	51E	2
CP15	8.36	40N	51E	2
CP16	8.36	40N	51E	2
CP17	8.36	40N	51E	2
CP18	8.36	40N	51E	2
CP19	8.36	41N	51E	35
CP20	8.36	41N	51E	35
CP21	8.36	41N	51E	35
CP22	8.36	41N	51E	35
CP23	8.36	40N	51E	11
CP24	8.36	40N	51E	11
CP25	8.36	40N	51E	11
CP26	8.36	40N	51E	11
CP27	8.36	40N	51E	12
CP28	8.36	40N	51E	12

CP29	8.36	40N	51E	12
CP30	8.36	40N	51E	12
CP31	8.36	40N	51E	1,12
CP32	8.36	40N	51E	1,12
CP33	8.36	40N	51E	1
CP34	8.36	40N	51E	1
CP35	8.36	40N	51E	1
CP36	8.36	40N	51E	1
CP37	8.36	40N	51E	1
CP38	8.36	40N	51E	1
CP39	8.36	40N	51E	1
CP40	8.36	40N	51E	1
CP41	8.36	40N	51E	1
CP42	8.36	40N	51E	1
CP43	8.36	41N	51E	36
CP44	8.36	41N	51E	36
CP45	8.36	41N	51E	36
CP46	8.36	41N	51E	36
CP47	8.36	41N	51E	35,36
CP48	8.36	41N	51E	36
CP49	8.36	41N	51E	36,35
CP50	8.36	41N	51E	36
CP51	8.36	41N	51E	36,35
CP52	8.36	41N	51E	36
CP53	8.36	41N	51E	35,36,25,26
CP54	8.36	41N	51E	25,36
CP55	8.36	41N	51E	25,26
CP56	8.36	41N	51E	25
CP57	8.36	40N	51E	1
CP58	8.36	40N	51E	1
CP59	8.36	40N	51E	2
CP60	8.36	40N	51E	2
CP61	8.36	40N	51E	2
CP62	8.36	40N	51E	2
CP63	8.36	41N	51E	35
CP64	8.36	41N	51E	35
CP76	8.36	40N	51E	1,12
CP77	8.36	40N	51E	1,12
CP78	8.36	40N	51E	1,12

The Smeaton-Forte a la Corne Properties

The Smeaton/Forte a la Corne properties were acquired by way of an option agreement between Entourage Mining Ltd. and 1010, a private Saskatchewan company. The original claim blocks consisted on 1087 claims encompassing approximately 1.5 million acres situated in the Smeaton, Forte a la Corne, Candle Lake areas of central Saskatchewan.

Originally signed on October 20, 2005, the option agreement did not come into full force until the Company completed its due diligence on the properties in December 2005. The Company contracted the services of James Turner, P. Geo and a “qualified person” as outlined in National Instrument 43-101, to complete the due diligence on behalf of the Company.

Mr. Turner visited the properties, reviewed the claims data provided by 1010 and matched these data with the results of an airborne survey completed on the properties by the previous optionee, CMKM. Upon completion of Mr. Turner’s due diligence and in light of extensive land claim renewal fees on various claim blocks, the Company decided to renew claims that were shown to have potential to host kimberlite material and allow claims with little mineral potential to lapse.

At the present time, the Company holds approximately 670 of these claims and claims with little or no mineral potential have been allowed to lapse.

Target One: Anomaly C-Gpp

On January 3, 2006 the Company announced that drilling had commenced on the first kimberlite target, known as target C-Gpp. On January 10, 2006 the Company announced that the Operator had intersected apparently re-sedimented and primary kimberlitic breccia and magmatic rocks from 162.2 meters to 270.4 meters beneath overburden, glacial till and Cretaceous sedimentary strata. The drill hole was stopped at 282.5 meters in sediments due to difficult drilling conditions.

Two pieces of C-Gpp target core totaling 30 cm in length were provided to the Company, and examined by independent consultant Harrison Cookenboo (Ph.D., P.Geo), a Qualified Person as that term is defined in National Instrument 43-101. Based on his preliminary petrographic examination, Dr Cookenboo describes "both pieces of core are in most respects closely similar to macrocrystic serpentine calcite kimberlite, but with some atypical features for kimberlite sensu-stricto, and suggests that the examined samples are best referred to as kimberlite or a closely related "kimberlitic" rock type with the potential for carrying diamonds". Detailed evaluation of indicator mineral chemistry, micro-diamond content, and geochemistry were undertaken to better define the diamond potential of the kimberlitic rocks.

The results of caustic fusion on the core of C-Gpp were analysed at the Saskatchewan Research Council faclities in Saskatoon. Results of caustic fusion did not reveal any micro or macro diamonds although chromites, a diamond indicator mineral, were found.

Target Two: Anomaly D-WJ-7

In late January 2006, drilling began to test magnetic anomaly D-WJ-7, located 11.8km north east of magnetic anomaly C-Gpp-2. This hole was completed at a depth of 288.6 meters where abnormal drilling conditions were encountered. Kimberlite type rock was intersected in WD-4 from 194.1 meters to 281.3 meters. The core samples from this target have not been sent for caustic fusion at this time. The Company’s diamond consultant, Dr. Harrison Cookenboo, has advised that if mico or macro diamonds were not found in core samples from Target C-Gpp, then more extensive petrographic analysis of core from Target D-WJ-7 should be completed before caustic fusion analysis work. The Company is waiting the return of Dr. Cookenboo from an unrelated South American fieldtrip before further petrographic analysis is completed on core from Anomaly D-WJ-7. Further drilling on the Smeaton properties has been halted until drier conditions prevail in central Saskatchewan and a NI 43-101 compliant report is prepared.

In fiscal year 2005, the Company expended $200,630 on exploration of the Smeaton/Forte a la Corne properties. The Company is obligated to expend $2,500,000CDN by November 2010 on the Smeaton properties in order to earn its 80% interest in the Smeaton/Forte a la Corne properties.

The Company has requested, from 1010 a complete compilation of all previous data from the Smeaton claims so that a NI 43-101 compliant technical report may be done on the properties. The Company will not resume work on the properties until such a report has been written.

Smeaton Property: Location and Accessibility

Because of the large number of claims in the Smeaton Property Agreement, these claims are included in this report as an appendix to this report. The Smeaton claims are located in central Saskatchewan, Canada in an area known for cold winters and hot dry summers. The area has paved highways and gravel roads with abundant electricity transmission. Many of the claims are situated on agricultural lands where access in the summer time may not be available.

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

In August 2005 the Company completed a line cutting, trenching and geophysical survey of the property. Although only 25% of the property was surveyed, several drill targets were identified and the Company commenced drilling these targets in the early spring of 2006. Furthermore, the Company contracted the services of Eric Ostensoe, P. Geo, and a qualified person as that term is defined in NI 43-101, to prepare a NI 43-101 compliant technical report on the property. The report will be completed before the 2006 drilling and groundwork begins.

In a November 22, 2005 press release the Company quoted Mr. Ostensoe’s preliminary report as follows:

“ The Main Zone (now known as the “M” zone) grid of cleared, measured and flagged lines comprised thirty-one 800 meter long lines, spaced 50 meters apart, (total length 24.8 km) and two end lines, each 1500 meters long, that served as control measures. The North Zone grid included ten lines with length 400-500 meters each (total length 5.15 km). Sufficient GPS observations were recorded to enable accurate plotting of grids. Almost 200 rock and rock chip samples were obtained as part of the recent work. These will, when analyzed, enable a preliminary determination of the merits of the Doran property. The initial results of work in the field indicate high ''counts per second`` scintillometer readings, indicative of concentrations of radioactive mineralization. The areas of interest have large surface dimensions and, if they can be shown to have vertical persistence, may have important volumes of potentially mineable materials and thus have the potential, with further work, to become high tonnage deposits with economically attractive amounts of uranium.”

The 2006 exploration activity on the Doran property began in the middle of May 2006. We advanced to the project operator, On Track Explorations Inc., $250,000 to commence drilling on the “M” Zone (formerly noted as the Main Zone before the completion of an airborne survey) and to continue line cutting and trench sampling of the northeast portion of the property and the “North” zone.

On Track Explorations reported to the Company on June 6, 2006, that 16 drill holes on the “M” zone were complete and that drill core samples had been shipped to a qualified assay laboratory in Vancouver. A backlog of drill core at this laboratory will cause a delay in assay results and these results may be available in late June or early July.

Line-cutting and trenching of the northeast section of the Doran property is underway at the time of this report. It is the intent of the Company to drill test protions of the “North” zone and the northeast section of the Doran property in late summer of 2006. Ground conditions in these areas are mossy with muskeg and dry summer conditions allow greater access by land than in early spring.

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

Entourage has made two property payments of $35,000 and issued two tranches of 125,000 shares of the Company’s stock to Fayz Yacoub, the property vendor, and expended approximately $225,000 of exploration in the first year of the Doran Uranium Property agreement. As mentioned, we have advanced $250,000 to the Operator for exploration on the property in 2006. The Company’s work commitment in the first two years is $500,000. The Operator of the project, On Track Explorations Inc., completed a 13 hole drill program on the south section of the property known as the “M” Zone and preliminary indications are that radioactive pegmatites were encountered in all 13 of the drill holes.

Line cutting and trench sampling on the northeast sector of the property is presently underway. A backlog of drill core at the qualified assay laboratory used by the Company has caused delays in the dissemination of drill results from the drill program. Results are expected in early July 2006.

Current State of Exploration

Mr. Eric Ostensoe, P. Geo., the Company’s qualified person, presented a 43-101 compliant report on the Doran property to the Company on February 24, 2006. As well, in March the Company was presented with an “Interpretation & Evaluation of an Airborne Magnetic & Radiometric Survey” completed on the property in the fall of 2005 and written by Strategex Ltd., an internationally recognized geophysical consulting firm based in Toronto. The results of the latter report, which was written in conjunction with the adjacent property holders, Starfire Minerals Inc., interpreted five “magnetic domains” (anomalous zones), three of which were previously unknown. As well, the Strategex report notes “19 significant U (uranium) anomalies have been identified on or adjacent to the Doran claims. Of these, six U zones located on the claims are rated as higher (E-2, 4, 5, 8,12 &16), and an additional priority target (E-1) is located close to the NE corner of the claim block.

The Company advanced $250,000 to complete the 16-hole drill program and to initiate groundwork on the northeast priority target (E-1). Drill results are pending while groundwork to the northeast continues. We have expended $480,000 CDN on the Doran project to date.

Doran Property: Location and Accessibility

The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north. The property is situated within the Costebelle Township, NTS mapsheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 feet with elevation ranging from sea level to 100 feet. All mineralized areas of interest are located comfortably above sea and river levels. Any heavy equipment could very easily be driven from the road to any of the mineralized zones.

The climate around the property area is characterized by long winters, generally extending from late October until mid-April.

The Doran claim block consists of 44 contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area. The claim block is centered at GPS 548009 E and 5572265 N. Pertinent claim data is as follows:

Title #	Row	Column	Surface Area (ha)
CDC 0048705	05	20	55.01
CDC 0048706	05	21	55.01
CDC 0048707	05	22	55.01
CDC 0048708	05	23	55.01
CDC 0048709	06	20	55.00
CDC 0048710	06	23	55.00
CDC 0048711	07	20	54.99
CDC 0048712	10	24	54.96
CDC 0048713	11	21	54.95
CDC 0048714	11	24	54.95
CDC 0048715	14	22	54.92
CDC 0048716	14	23	54.92
CDC 0048651	07	22	54.99
CDC 0048652	07	23	54.99
CDC 0048653	08	22	54.98
CDC 0048654	08	23	54.98
CDC 0048655	09	22	54.97
CDC 0048656	09	23	54.97
CDC 0048657	10	22	54.06
CDC 0048658	10	23	54.96
CDC 0048659	11	22	54.95
CDC 0048660	11	23	54.95

CDC 0048661	12	22	54.94
CDC 0048662	12	23	54.94
CDC 0048663	13	22	54.93
CDC 0048664	13	23	54.93
CDC 0048665	06	21	55.00
CDC 0048666	06	22	55.00
CDC 0048667	07	21	54.99
CDC 0064114	08	20	54.98
CDC 0064115	08	21	54.98
CDC 0064116	09	20	54.97
CDC 0064117	09	21	54.97
CDC 0064118	10	21	54.96
CDC 0064119	12	21	54.94
CDC 0064120	12	24	54.94
CDC 0064121	13	21	54.93
CDC 0064122	13	24	54.93
CDC 0064123	14	21	54.92
CDC 0064124	14	24	54.92
CDC 0064125	15	21	54.91
CDC 0064126	15	22	54.92
CDC 0064127	15	23	54.92
CDC 0064128	15	24	54.92

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

During the period ending December 31, 2005, the Company spent $632,134 in exploration activities and paid or accrued $8,978,214 in option payments. During the year ended December 31, 2004, the Company incurred exploration costs of $178,678 and paid or accrued $118,788 in option payments.

The Company’s loss before taxes (as well as operating expenses) for the year ended December 31, 2005 (‘fiscal 2005’) totaled $10,088,960 (net loss after tax being $10,068,841) or $(0.57) per share compared to $958,822 (net loss after tax being $956,446) or $(0.06) per share for the year ended December 31, 2004 (‘fiscal 2004’). The significant increase in loss in fiscal 2005 versus fiscal 2004 was mainly because during fiscal 2005 the Company booked an obligation to issue a total of 48,888,888 shares of common stock at a deemed cost of $8,638,667 for acquisition of properties. Office and sundry expenses were $58,039 as compared to $67,983 during fiscal 2004. Also, during fiscal 2005 the consulting expenses were $42,762 compared to $33,713 for fiscal 2004 (reflecting increased overall business activity with additional payments to geological consultants), professional fees were $81,401 during fiscal 2005 compared to $28,622 for fiscal 2004 (reflecting continuing increases in accounting and legal fees affecting small venture companies as well as legal costs associated with the acquisition of a number of properties), promotion and travel expenses were $43,763 in fiscal 2005 compared to $66,579 in fiscal 2004 (reflecting less travel undertaken by the Company’s management) and stock based compensation was $163,400 as compared to $421,000 in fiscal 2004.

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

On September 22, 2005, the Company completed a private placement of the Company's shares, consisting of 550,000 non-flow-through units, at U.S. $0.15 per unit. Each unit consisted of one common share and one common share purchase warrant entitling the holder to buy one additional share, at U.S. $0.25 per share, for a period of one year. The financing also consisted of 295,000 flow-through shares, at U.S. $0.25 per share (without warrant). The private placement resulted in cash proceeds to the Company of U.S. $82,500.

On October 7, 2005 the Company completed a private placement of 1,275,000 units of the Company's share capital, at U.S. $0.11 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant enables the holder to purchase an additional share, at

U.S. $0.25 each, for a period of two years. The Company received proceeds of $140,250 (U.S.) from this private placement.

On November 17, 2005 the Company completed a private placement, consisting of 5,333,334 units of the Company's share capital. Each unit consisted of one common share and one share purchase warrant, each warrant entitling the holder to purchase an additional share for two years, at an exercise price of U.S. $0.25 per share. A finder's fee of 200,000 shares (6%) was paid to a private individual on a portion of the private placement. The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of stockholders’ equity.

During the year ended December 31, 2005, 250,000 shares were issued at U.S. $0.15 per share pursuant to exercise of stock options, for proceeds of $44,147, and 50,000 shares were issued at $0.30 per share, for proceeds of $15,000 pursuant to exercise of warrants.

On December 31, 2005, the Company had $479,581 in cash compared to having $433,617 on December 31, 2004. On December 31, 2005, the Company had a positive working capital surplus of $323,563 as compared to a positive working capital position of $138,453 on December 31, 2004.

Subsequent to December 31, 2005, the Company issued 110,000 shares at U.S. $0.15 per share pursuant to exercise of stock options and issued 744,500 shares at $0.30 per share pursuant to the exercise of warrants. The Company received a total of $294,220 for these share issuances.

As of the date of this Annual Report, the Company has approximately only $60,000 in positive working capital. As a result, it is unable to undertake significant work programs and exploration on its mineral properties without first raising further financing.

5.C Research and development, patents and licenses, etc.

Our methods of exploration, development and extraction are not unique to our Company but are common in our industry.

We do not rely on patents, technological licenses or intellectual property licenses in our operations.

We did not have any research and development expenditures in the year ended December 31, 2005.

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

There are fewer producers of uranium in the world than there are for copper and gold. The market for uranium is a homogeneous, integrated commodities market. The market is not one that is particularly susceptible to the influence of one or more large suppliers or buyers. The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$45/lb. on June 19, 2006.

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

Not Applicable.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation

Gregory F. Kennedy	56	President of the Company
President, Director
Victoria, BC

Dr. Paul Shatzko	71	Director of several companies
Director, Chairman
Langley, BC

Michael B. Hart	57	Director, Secretary
Director, Secretary		Management Consultant and President of Hart-Byrne Enterprises Ltd.
Roberts Creek, BC

Corey Klassen	35	Director
Calgary, AB		Mortgage Broker, Wells Fargo Financial

Executive Officers:

Name of Officer	Age	Office

Gregory F. Kennedy	56	President, Chief Executive Officer
Michael B. Hart	57	Secretary
Pradeep Varshney	49	Chief Financial Officer

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

Dr. Paul Shatzko – Director and Chairman

Dr. Shatzko is a retired radiologist and self employed businessman; he is a director of several public companies and a director of Entourage Mining Ltd. since July 31, 2004.

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

Corey Klassen- Director

Mr. Klassen, a Calgary resident, was an economics major at the University of Saskatchewan and predominantly focusing on Business Development Management for major Canadian Financial Institutions and Mortgage Brokering firms for the past 10 years has an extensive background in mortgage and financial lending. To add, Mr. Klassen is also an Instructor for the mandatory Mortgage Brokering Scholastic Courses and an active member in those governing bodies including the Mortgage Brokers Association of British Columbia (MBABC), The Alberta Mortgage Brokers Association (AMBA), and The Canadian Institute of Mortgage Brokers and Lenders(CIMBL). The Company is pleased to be able to draw upon Corey’s financial expertise in future financings.

Pradeep Varshney, Chief Financial Officer

Pradeep Varshney is a Certified General Accountant. In addition, he has an MBA from the University of Western Ontario, and an MS (Chemical Engineering) from the University of New Hampshire, USA. Mr. Varshney has been involved with public companies for the last 12 years. He is currently the CFO of Gee-Ten Ventures Inc. as well. He was formerly the CFO of Mountain Province Diamonds Inc.

6.B Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2005.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Awards		LTIP payouts ($)	All Other Compensation ($)[2]
					Restricted Stock Awards ($)	Securities Underlying Options/ SAR’s (#)
Gregory F. Kennedy, President, Chief Executive Officer & Director	2005	Nil	Nil	60,000[3]	Nil	100,000	Nil	Nil
Michael Hart, Secretary &Director	2005	Nil	Nil	Nil	Nil	75,000	Nil	Nil
Paul Shatzko, Chairman & Director	2005	Nil	Nil	14,854[4]	Nil	600,000	Nil	Nil
Corey Classen, Director	2005	Nil	Nil	Nil	Nil	200,000	Nil	Nil

1 The value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus
2 For further details, refer to the heading "Related party transactions" below
3 Paid or accrued as a payable for management fees of which $48,750 remained payable as of December 31, 2005
4 Paid or accrued as a payable for management fees of which $5,000 remained payable as of December 31, 2005

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

6.D Employees

We have no employees other than our officers and directors. When we engage in exploration of our resource properties, we use geological consultants and contract labor to support them.

6.E Share ownership

Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Gregory F. Kennedy	7,500	0%
Paul Shatzko	733,000	<1%
Michael Hart	0	0%
Pradeep Varshney	22,000	0%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report, which are 74,560,227.

The following incentive stock options are outstanding to our directors and officers:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price	Expiry Date
Gregory F. Kennedy	470,000/1,000,000	$0.15/$0.40	February 9, 2009
Michael Hart	100,000/500,000	$0.15/$0.40	February 9, 2009
PradeepVarshney	0/500,000	$0.15/$0.40	February 9, 2009
Paul Shatzko	600,000/1,000,000	$0.15/$0.40	February 9, 2009
Corey Klassen	200,000/500,000	$0.15/$0.40	February 9, 2009

The Company has an incentive stock option plan. This Stock Option Plan provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant or such other price as the Directors, in their discretion, may determine. The Company has reserved and authorized 7,200,000 shares for issuance under the Stock Option Plan.

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

As of the date of this annual report, there are 74,560,227 common shares issued and outstanding in our capital stock. We are authorized to issue an unlimited number of common shares and preferred shares. We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
101047025 Saskatchewan Ltd	3,888,888	5.2%
CMKM Diamonds Inc. (Shareholders)*	45,000,000	60%

*The Company issued 45,000,000 shares to CMKM Diamonds Inc. in consideration for the Smeaton (30,000,000 shares) and Hatchet Lake (15,000,000), Saskatchewan properties. In the Company’s filings dated November 25, 2005 and titled “Material Change Report”, the terms of the stock issuance are described in section 4 of the Mineral Property Agreements. These agreements state that the 45,000,000 shares are to be distributed to the shareholders of CMKM Diamonds Inc. These shares have not been distributed at the time of this report and there is no indication when or if this distribution may occur. The stock is in escrow with a group calling itself the “CMKM Task Force”.

Of our 98 registered shareholders, 78 are Canadian residents and 20 are United States residents.

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

7.B Related party transactions

Fiscal Year Ended December 31, 2003:

The Company owed a company controlled by its former President, Ernest Peters, a totalof $100,000 for management services (including provision of offices and office equipment). These funds were owing from previous year’s outstanding amounts and no new amounts were accrued to this company.

The Company also owed Ernest Peters personally $49,735 for management fees, being the $9,167 outstanding from the fiscal year ending December 31, 2002 plus additional amounts accrued during the fiscal year ending December 31, 2003.

Fiscal Year Ended December 31, 2005 versus Fiscal Year Ended December 31, 2004:

Amounts payable to related parties as of December 31, 2005 of $53,750 (2004 - $196,777) is owing to directors and former directors and to companies controlled by the former directors for consulting fees and for expenses paid on behalf of the Company.

During the year ended December 31, 2005 the Company incurred $72,500 in management fees to two of its officers. In 2004 the Company incurred $35,000 to one officer.

During the year ended December 31, 2005 the Company incurred $12,854 in management fees to another of its officers (2004 – $1,300).

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

ITEM 8.           FINANCIAL INFORMATION

8.A           Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2005 with comparatives for December 31, 2004, have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

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

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2005 and, as a result, the percentage of export sales for the Company was zero.

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

ITEM 9.           THE OFFER AND LISTING

A.           Offer and listing details

Our shares commenced trading on February 2, 2004 on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF.

The following table sets forth the high and low closing prices in US funds of our common shares traded:

Annual Periods	High	Low

February 2, 2004 to December 31, 2004	$0.50	$0.083
January 1, 2005 to December 31, 2005	$0.70	$0.10

Quarterly Periods

February 2004 to March 2004	$0.45	$0.10
April 2004 to June 2004	$0.50	$0.30
July 2004 to September 2004	$0.43	$0.125
October 2004 to December 2004	$0.20	$0.083
January 2005 to March 2005	$0.30	$0.18
April 2005 to June 2005	$0.45	$0.17
July 2005 to September 2005	$0.24	$0.12
October 2005 to December 2005	$0.70	$0.10

Monthly Periods

December 2004	$0.20	$0.165
January 2005	$0.30	$0.20
February 2005	$0.22	$0.18
March 2005	$0.34	$0.22
April 2005	$0.51	$0.25
May 2005	$0.30	$0.18
June 2005	$0.242	$0.16
July 2005	$0.24	$0.17
August 2005	$0.22	$0.17
September 2005	$0.18	$0.12
October 2005	$0.70	$0.10
November 2005	$0.50	$0.16
December 2005	$0.17	$0.29
January 2006	$0.54	$0.29
February 2006	$0.48	$0.37
March 2006	$0.43	$0.33
April 2006	$0.43	$0.23
May 2006	$0.40	$0.23

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

We have no bylaws. Under British Columbia law, we have Articles of Incorporation, as follows:

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

	b.	Directors are empowered to vote compensation to themselves even in the absence of an independent quorum.

	c.	Our board of directors may from time to time on our behalf borrow money. We have no prohibition against loaning money to a director.

	d.	There are no provisions for retirement or non-retirement of directors under an age limit requirement.

	e.	There is no number of shares that must be owned for director's qualification.

3.	Shares

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

8.	There are no provisions in our articles that require the disclosure of shareholder ownership.

9.	The law applicable to us is not significantly different from that in the host country.

10.	The conditions imposed by the articles governing changes in the capital are not more stringent than is required by law.

10.C           Material contracts

There are no material contracts except as discussed in this Annual Report and except as entered into in the ordinary course of business. The following material contracts referred to in this Annual Report may be inspected at our offices during normal business hours.

1.	Agreement dated March 17, 2003, between the Company and the YK Group (referenced by way of the Company’s 20-F filing dated June 6, 2003), and

2.

Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

3.

Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

4.

Agreement dated April 7, 2005 between Star Uranium Corp. (formerly Star Uranium Corp. (formerly known as United Carina Resources Corp.).) and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

5.

Agreement dated April 21, 2005 between the Company and Star Uranium Corp. (formerly Star Uranium Corp. (formerly known as United Carina Resources Corp.).) whereby United Carina may acquire up to a 10% interest in the Company’s Black Warrior Project (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

6.

Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

7.

Agreement dated October 20, 2005 between the Company and Star Uranium Corp. (formerly Star Uranium Corp. (formerly known as United Carina Resources Corp.).) whereby the Company may acquire a 50% interest in the Hatchet Lake Property; such agreement superceding the 20% interest agreement note in 4 above (referenced by way of the Company’s 6-K- filing dated November 23, 2005), and

8.

Assignment Agreement dated October 20, 2005 between the Company and CMKM Diamonds Inc., whereby the Company assumed all of the rights of CMKM, if any, in the Hatchet Lake Property (referenced by way of the Company’s 6-K filing dated November 23, 2005), and

9.

Agreement dated October 20, 2005 between the Company and 101047025 Saskatchewan Ltd., whereby the Company may acquire up to 80% interest in the Smeaton/Forte a la Corne properties (referenced by way of the Company’s 6-K filing dated November 25, 2005).

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

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

Distributions on common shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

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

Disposition of common shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

PART II

ITEM 13.           Defaults, Dividend Arrearages and Delinquencies

The Company has had no material defaults in payment of principal, interest or sinking or purchase fund installments. The Company is an extractive enterprise.

ITEM 14.           Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15.           Controls and Procedures

Our Chief Executive Officer and President, Gregory F. Kennedy and our Chief Financial Officer, Pradeep Varshney, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in US Exchange Act Rule 13(a)-14(c) within 90 days of the date of this Form 20-F have concluded that, as of such date, the Company’s disclosure controls and procedures were effective at the reasonable assurance level to ensure that material information relating to the Company was made known to them by others within the Company particularly during the period in which this Form 20-F was being prepared.

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

16.C           Principal Accountant Fees and Services

(a)           Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant(s) for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $$14,732 for the year ending December 31, 2005. For year 2004 the amount was $22,152.

(b)           Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were $1,500 for year 2005; year 2004 were nil.

(c)           Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning & tax return preparation were $3,500 for 2004 & 2005.

(d)           All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending December 31, 2005 and $nil in the year ending December 31, 2004.

16.D           Exemptions from the Listing Standards for Audit Committees

The disclosure required under Exchange Act Rule 10A-3(d) is not applicable to the Company.

16.E           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company made no issuer repurchases, including any made pursuant to a publicly announced plan or program or made pursuant to a plan or program that was not announced publicly, in the last two fiscal years. The Company made no open market issuer repurchases.

PART III

ITEM 17.           Financial Statements

Our financial statements are attached hereto immediately after the signatures section. Our audited financial statements include:

  our balance sheets as at December 31, 2005 and December 31, 2004;

  statements of loss and deficit for the periods ended December 31, 2005 and December 31, 2004;

  statements of cash flows for the periods ended December 31, 2005 and December 31, 2004; and

  notes to the financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the consolidated balance sheets of Entourage Mining Ltd. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Entourage Mining Ltd. for all years prior to 2004 were audited by other auditors whose reports included an explanatory paragraph regarding the Company's ability to continue as a going concern. The consolidated financial statements for the period from January 16, 1995 (inception) to December 31, 2003 reflect a total net loss of $958,486 of the related cumulative totals. The other auditor’s reports have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows and the changes in stockholders’ equity for the years then ended and for the period from January 16, 1995 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has incurred losses of $11,983,773 since inception, has no sources of revenue, and further losses are anticipated. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“Dale Matheson Carr-Hilton LaBonte”

DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 27, 2006

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31
	2005	2004

ASSETS

Current
Cash	$479,581	$433,617
Advances and prepaid expenses	4,084	1,984
Goods and services tax recoverable	25,351	24,317
	509,016	459,918
Equipment (Note 3)	5,020	6,809

	$514,036	$466,727

LIABILITIES

Current
Accounts payable and accrued liabilities	$131,703	$124,658
Amounts payable to related parties (Note 6)	53,750	196,777
	185,453	321,435

CONTINGENCIES AND COMMITMENTS (Notes 1, 4, and 9)

STOCKHOLDERS’ EQUITY

Capital Stock (Note 5)
Authorized:
100,000,000 common voting shares without par value
Issued:
24,351,839 common voting shares (2004 – 16,273,505)	2,778,791	1,431,053

Obligation to issue shares (Note 4)	8,638,667	-

Other contributed capital	894,898	629,171

Deficit accumulated during the exploration stage	(11,983,773)	(1,914,932)
	328,583	145,292

	$514,036	$466,727

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	YEARS ENDED		June 16, 1995
			(inception)
	DECEMBER 31		To
			December 31,
	2005	2004	2005
	$	$	$
Expenses
Amortization	1,789	1,036	2,825
Consulting	42,762	33,713	79,475
Consulting – stock based compensation (Note 5)	163,400	421,000	584,400
Interest expense and bank charges	2,104	1,123	10,691
Mineral property acquisition and exploration costs (Note 4)	9,610,348	297,466	10,297,325
Management fees	85,354	41,300	351,654
Office and sundry	58,039	67,983	326,217
Professional fees	81,401	28,622	243,339
Travel and promotion	43,763	66,579	110,342

Loss Before Taxes	(10,088,960)	(958,822)	(12,006,268)

Deferred tax recovery (Note 7)	20,119	2,376	22,495

Net Loss	(10,068,841)	(956,446)	(11,983,773)

Loss Per Share, basic and diluted	(0.57)	(0.06)

Weighted Average Common Shares Outstanding	17,647,542	15,542,822

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	OTHER	DURING
	OF		TO ISSUE	CONTRIBUTED	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	5	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	-	(38,624)	(38,623)
Shares issued for cash	9,130,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related
party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for
mineral property	6,000,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	15,130,005	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for
cash at $0.22 per share	997,500	219,450	-	-	-	219,450
February 5, 2004 – deferred tax
recovery on 108,000 flow-through	-	(2,376)	-	-	-	(2,376)
shares
June 8, 2004 – shares issued for cash
at $0.404 per share	698,000	282,331	-	-	-	282,331
August 24, 2004 – stock options
exercised at $0.33 per share	100,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued
for cash at $0.18 per share
inclusive of 132,500 shares as
finders’ fees	2,948,000	510,876	-	-	-	510,876
August 24, 2004 – shares issued for
mineral property database at $0.39
per share	150,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned
on cancellation of escrow	(3,750,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	OTHER	DURING
	OF		TO ISSUE	CONTRIBUTED	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2004,
carried forward	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for
overpayment in 2004 private			-
Placement	-	(3,000)		-	-	(3,000)
March 21, 2005, shares issued for
property acquisition at
U.S. $0.30 per share	125,000	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares
issued at $0.20 per share	295,000	59,000	-	-	-	59,000
September, 2005, deferred tax
recovery on 295,000 flow-through
Shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at
U.S. $0.15 per unit	550,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at
U.S. $0.11 per unit	1,275,000	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on
exercise of stock options at			-
U.S. $0.15 per share	250,000	44,147		-	-	44,147
Oct. 2005, shares issued on exercise
of warrants at $0.30	50,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at
U.S. $0.15 per share inclusive of
200,000 shares finders’ fees	5,533,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to
related party	-	-	-	102,327	-	102,327
Obligation to issue shares (Note 4)	-	-	8,638,667		-	8,638,667
Loss for the year	-	-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	24,351,839	2,778,791	8,638,667	894,898	(11,983,773)	328,583

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

			June 16, 1995
	YEARS ENDED		(inception)

	DECEMBER 31		To
			December 31,
	2005	2004	2005
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(10,068,841)	(956,446)	(11,983,773)
Adjustments to reconcile net loss to net cash from
operating activities:
Amortization	1,789	1,036	2,825
Stock based compensation	163,400	421,000	584,400
Shares issued for exploration and mineral property
Acquisition costs	45,604	58,788	164,392
Obligation to issue shares for mineral property acquisitions	8,638,667	-	8,638,667
Deferred tax recovery	(20,119)	(2,376)	(22,495)

Changes in non-cash operating working capital items:
Advances and prepaid expenses	(2,100)	(1,984)	(4,084)
Goods and Services Tax recoverable	(1,034)	(12,748)	(25,351)
Accounts payable and accrued liabilities	7,045	(60,302)	131,703
Amounts paid (to) from related parties	(40,700)	44,537	356,748
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(1,276,289)	(508,495)	(2,156,968)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	-	(7,845)	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	(7,845)	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	1,322,253	854,824	2,644,394
NET CASH FLOWS FROM FINANCING ACTIVITIES	1, 322,253	854,824	2,644,394

INCREASE IN CASH	45,964	338,484	479,581
CASH, BEGINNING OF PERIOD	433,617	95,133	-

CASH, END OF PERIOD	479,581	433,617	479,581

SUPPLEMENTAL CASH FLOW INFORMATION (Refer to Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
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

As reported in the accompanying consolidated financial statements, the Company has incurred a net loss of $10,068,841 for the year ended December 31, 2005, and has accumulated a net loss of $11,983,773 since its inception. The Company has no sources of revenue. The continuance in the future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral property interests. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through a private placement and public offering of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and in management’s opinion have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned inactive subsidiary, Entourage USA Inc. which was incorporated in the State of Nevada on November 3, 2003. All intercompany transactions have been eliminated upon consolidation.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	b)	Mineral Claim Payments and Exploration Expenditures

Under U.S. GAAP mineral property exploration costs are expensed as incurred. When proven and probable reserves are determined for a property and a feasibility study prepared with respect to the property, then subsequent exploration and development costs of the property will be capitalized. Commencing January 1, 2005, mineral property acquisition costs are accounted for as tangible assets using the guidance in EITF 04-2 “Whether Mineral Rights are Tangible or Intangible Assets”. Management reviews the carrying value of mineral property costs for impairment whenever circumstances could indicate that the carrying amount may not be recoverable. To date, the Company has expensed all exploration costs and impaired all acquisition costs of exploration properties pending results of its exploration work indicating the existence and recoverability of mineral resources. Acquisition costs impaired in the year ended December 31, 2005 totaled $8,978,214.

	c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property carrying values, useful lives of equipment for depreciation and amortization, and determination of fair value for stock based transactions. Financial results as determined by actual events could differ from those estimates.

	d)	Equipment

Equipment is stated at cost less accumulated amortization. Amortization is calculated on declining balance method as follows:

Office furniture	20% on declining balance basis
Computer equipment	30% on declining balance basis

e)	Environmental Costs

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Capital Stock – Flow-through shares

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the flow-through shares. The stockholders' equity is reduced and a liability is recognized for this difference which amounted to $2,376 and $20,119 for the flow-through shares issued in 2004 and 2005 respectively. The liability is reversed when the tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense (recovery) is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

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

The fair value of amounts due to related parties is not determinable as they have no repayment terms and similar market interest rates do not exist (Note 6).

The fair value of the Company’s rights to purchase net smelter royalties (“NSR”) (refer to Note 4) is not determinable at the current stage of the Company’s exploration program. No value has been assigned by management. The Company does not use any derivative or hedging instruments.

	i)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109 – “Accounting for Income Taxes” (SFAS 109). This standard requires the use of the asset and liability approach for accounting and reporting of income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

the extent that it is more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

	j)	Stock Based Compensation

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, an amendment of SFAS No. 123 “Accounting for Stock-Based Compensation”. The purpose of SFAS No. 148 is to: (1) provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, (2) amend the disclosure provisions to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation, and (3) to require disclosure of those effects in interim financial information.

Effective from January 1, 2003, the Company adopted the fair value method of accounting for employee stock compensation cost pursuant to Financial Accounting Standards Board (“FASB”) Statement No. 123. Prior to that date, the Company used the intrinsic value method under APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and complied with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Because the fair value method has been adopted for employee stock options no pro-forma information, as required pursuant to APB No. 25, is provided.

In accordance with SFAS No. 123, the Company applies the fair value method using the Black- Scholes option pricing model in accounting for options granted to consultants and employees. Compensation expense is recognized immediately for past services and pro-rata for future services over the option-vesting period.

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force (“EITF”) in Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services”. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earlier of a performance commitment or completion of performance by the provider of goods or services as defined by EITF No. 96-18.

The Company has also adopted the provisions of the FASB Interpretation (“FIN”) No. 44, “Accounting for Certain Transactions Involving Stock Compensation – An Interpretation of APB Opinion No. 25”, which provides guidance as to certain applications of APB No. 25.

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	l)	Comparative figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

	m)	Recent Accounting Pronouncements

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

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. A key provision of this statement is the requirement of a public entity to measure the cost of employee services received in exchange for an award of equity instruments (including stock options) based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (i.e., the requisite service period or vesting period). This standard becomes effective for the Company for its first annual or interim period that begins after December 15, 2005. The Company will adopt SFAS No. 123R no later than the beginning of January 1, 2006. Management is currently evaluating the potential impact that the adoption of SFAS No. 123R will have on the Company's financial position and results of operations.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (“SAB No. 107”) to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB 107 during implementation of SFAS 123R.

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, Accounting for Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate effected by a change in accounting principle. The guidance contained in Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company’s reported financial position or earnings.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

3.	EQUIPMENT

				2005						2004
		Cost		Accumulated		Net Book				Accumulated		Net Book
				amortization		Value		Cost		Amortization		Value
	$		$		$		$		$		$
Office furniture		2,812		788		2,024		2,812		281		2,531
Computer equipment		5,033		2,037		2,996		5,033		755		4,278
		7,845		2,825		5,020		7,845		1,036		6,809

4.	MINERAL PROPERTY INTERESTS

	a)	Yukon Property

By an assignment agreement dated March 17, 2003, as amended May 17, 2003, the Company holds an option to acquire a 60% interest, subject to a 3% gross overriding royalty, in certain mineral claims located in the Yukon Territory. As consideration for the assignment, the Company agreed to pay to the assignor the sum of $60,000 sixty days after the Company completes a financing and to issue 6,000,000 common shares (issued). As of December 31, 2005, $40,000 was paid and $20,000 is unpaid and recorded in accounts payable. The terms of the option agreement provided that the Company must incur a total of $500,000 in exploration expenditures, and make additional cash payments totaling $80,000 through November 1, 2007, as follows:

	Payment Amount
Date option payment due	CDN $
November 1, 2003	10,000	(paid)
November 1, 2004	10,000	(paid)
November 1, 2005	15,000
November 1, 2006	15,000
November 1, 2007	30,000

On November 1, 2005, the Company, having expended more than $300,000 on exploration of this property, abandoned all of its interest in the Yukon Property rather than make any further payments due to poor results of exploration work.

b)	Nevada Property

Pursuant to the terms of a Mining Sublease and Option to Purchase Agreement, dated June 1, 2004, the Company acquired a mining lease and an option to acquire a 100% interest in and to certain patented and un-patented mineral claims located in Esmeralda County, Nevada. The lease is for an initial ten-year term with ten one year extensions available. The agreement is subject to a 3% NSR. The Company has an option at any time to purchase the property for US $400,000 less lease payments paid to the date of exercise of the option. The Company has the right at any time to purchase one-third of the NSR for US $1,000,000.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (Continued)

To earn a 100% undivided interest in the Nevada property the Company shall make payments to the lessor and the owner as listed below:

	Payment Amount
Date payment due	U.S. $
To Lessor:
On execution of Agreement	15,000	(paid)
June 1, 2005	15,000	(paid)
June 1, 2006	20,000
June 1, 2007 and each anniversary thereafter	25,000
To Owner:
September 4, 2004	4,000	(paid)
February 10, 2005	5,000	(paid)
February 10, 2006	7,500	(paid)
February 10, 2007 and each anniversary thereafter	10,000

By agreements dated April 21, 2005 the Company granted to United Carina Resources Corp. (“United Carina”) and CMKM Diamonds Inc. the right to each acquire a 10% interest in the Nevada property (being a total 20% interest). Each of these two optionees can exercise their option to acquire a 10% interest by:

(a)	paying to Entourage $40,000; and

(b)	making $85,000 in work commitments on the Property.

To date, neither of the optionees has made a payment or committed any funds to the Property and the options remain unexercised. As CMKM Diamonds Inc. may not now be an operating company, it is not anticipated that they will choose to exercise the option to acquire a 10% interest.

On October 20, 2005, CMKM’s interests in the Nevada property were relinquished by mutual consent of the Company and CMKM when the Company was assigned CMKM’s 40% interest in the Hatchet Lake uranium prospect as described below.

c)	Doran Property (Quebec)

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”). The Company can earn its interest in the Doran Property by making a cash payment of $35,000 (paid) and issuing 125,000 common shares in the first year (issued) and a total of $220,000 and 750,000 shares over 4 years and expending $1,000,000 on the property over three years. The property interest is subject to a 2.5% NSR. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000. The Company expended the required $220,000 on exploration in 2005.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (Continued)

	d)	Hatchet Lake Property (Saskatchewan)

By agreement dated April 7, 2005, as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) in consideration for:

		(i)	a cash payment of $220,000 on or before November 15, 2005 (paid);

		(ii)	making the following exploration expenditures on the property:

			(a)	$100,000 on or before December 31, 2005 (completed February 2, 2006);

			(b)	An additional $300,000 on or before February 1, 2006 (extended to June 30, 2006, per February 2, 2006 letter agreement);

			(c)	An additional $450,000 on or before November 15, 2006; and

			(d)	An additional $450,000 on or before November 15, 2007.

		(iii)	Upon payment of the $220,000 cash payment and completion of the expenditures as noted in (ii)(a) to (c) above, the Company will have exercised the Option as to a 25% interest in the property.

		(iv)	Upon payment of the $220,000 cash payment and completion of all of the expenditures as noted in (ii) above, the Company will have exercised the option and earned a 50% interest in the Property.

		(v)	The term of the Agreement is for 5 years at which time the agreement, and the option granted thereunder, shall terminate if the option has not been exercised.

On October 20, 2005, the Company, by way of an assignment agreement with CMKM and United Carina the Company increased its interest in the Hatchet Lake property by assuming all of the interests of CMKM in the Hatchet Lake properties.

As consideration for the assignment agreement, the Company agreed to issue 15,000,000 of its common shares (issued January 3, 2006) to the CMKM shareholders. The 15,000,000 shares have been recorded as mineral property expenditures and an obligation to issue shares totaling $2,650,500 in the year ended December 31, 2005.

As a result of this assignment agreement, and the subsequent “New Hatchet Lake Option Agreement”, also dated October 20, 2005, the Company now has a right to earn a 50% interest in the Hatchet Lake property by:

		(i)	paying $220,000 on or before November 15, 2005 (paid), to United Carina; and

		(ii)	making the following exploration expenditures on the property:

			(a)	on or before December 31, 2005, $100,000 (completed February 2, 2006);

			(b)	on or before February 1, 2006, an additional $300,000 (extended to June 30, 2006);

			(c)	on or before November 15, 2006, an additional $450,000; and

			(d)	on or before November 15, 2007, an additional $450,000.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (Continued)

	e)	The Smeaton/Forte a la Corne Property (Saskatchewan)

By agreement dated October 20, 2005, the Company entered into an option agreement with 101047025 Saskatchewan Ltd. (a private company) ("1010") to acquire an undivided 80% mineral rights interest in and to the Smeaton/Forte a la Corne diamond property in Saskatchewan.

Under the terms of this agreement, subsequent to December, 31, 2005, the Company issued 33,888,888 (on January 3, 2006) common shares in its capital stock (the "Smeaton/Fort a la Corne Shares") of which 30,000,000 common were issued to CMKM and 3,888,888 shares were issued to 1010. The 33,888,888 shares have been recorded as mineral property expenditures and an obligation to issue shares totaling $5,988,167 in the year ended December 31, 2005.

The Smeaton/Forte a la Corne diamond property was the subject of an agreement between 1010 and CMKM dated August 1, 2003.

In consideration of this option agreement, the Company has agreed to spend $2,500,000 on the Smeaton/Forte a la Corne properties over five years. There is no timetable for these expenditures and the Company may, at its election, decide to pay the $2,500,000 in cash or in common shares of the Company to 1010.

	f)	Forte Diamond Property (Saskatchewan)

On October 20, 2005, Entourage entered into an agreement (the “Forte Diamond agreement”) with CMKM and Nevada Minerals, Inc. (a private Nevada corporation). The Company acquired all of CMKM's interest, in the agreement dated July 18, 2004, between CMKM and Nevada Minerals Inc. The Company acquired the right to an undivided 36% interest in the Forte diamond property, for consideration of the issuance of five million shares of the Company to CMKM shareholders.

Upon completion of the due diligence on the Forte Diamond property, the Company decided not to proceed with this acquisition.

5.	CAPITAL STOCK

	a)	Issued Shares

i)

On February 5, 2004, the Company completed a private placement for 889,500 units comprised of one common share and one common share purchase warrant, at a price of $0.22 per unit, and 108,000 flow-through common shares at a price of $0.22 per share, for total consideration of $219,450. The share purchase warrants entitle the holder to purchase one additional share of common stock of the Company for $0.25 per share in the first year and $0.30 per share in the second year;

ii)

On June 8, 2004, the Company completed a private placement for 698,000 units, comprised of one share of common stock and one common share purchase warrant, at a price of U.S. $0.30 (CDN $0.404) per unit, for total consideration of $282,331. The share purchase warrants entitle the holder to purchase one additional share of common stock of the Company for U.S. $0.40 (CDN $0.54) until June 9, 2006;

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

iii)	On April 12, 2004 the Company issued 100,000 common shares on the exercise of options at U.S. $0.25 per share for proceeds of $32,983;

iv)	On August 24, 2004 the Company issued 150,000 shares of common stock, to acquire access to a geophysical and geochemical database regarding the Yukon property, for total consideration of $58,788;

v)	In connection with the appointment of new officers of the Company, the former president returned 3,750,000 escrowed common shares to the Company’s treasury for cancellation for no consideration. As of December 31, 2004 the Company had no shares held in escrow.

vi)	On December 31, 2004 the Company completed a private placement for 2,815,500 units, comprised of one common share and one common share purchase warrant, at a price of U.S. $0.15 (CDN $0.18) per share, for total consideration of $510,876. The share purchase warrants entitle the holder to purchase an additional share of common stock of the Company for U.S. $0.22 (CDN $0.26) if exercised on or before December 31, 2005 and U.S. $0.25 if exercised thereafter on or before December 31, 2006. In addition, the Company issued 132,500 common shares paid as a finder’s fee in connection with the placement.

vii)	On March 21, 2005 the Company issued 125,000 shares for consideration of $45,604 under the option agreement to acquire interest in 44 mineral claims known as Doran Property situated in southeast Quebec.

viii)

On September 22, 2005, the Company completed a private placement of the Company's shares, consisting of 550,000 non-flow-through units, at U.S. $0.15 per unit. Each unit consisted of one common share and one common share purchase warrant entitling the holder to acquire one additional share, at U.S. $0.25 per share, for a period of one year. The financing also consisted of 295,000 flow-through shares, at U.S. $0.20 per share (without warrant).

ix)	On October 7, 2005 the Company completed a private placement of 1,275,000 units of the Company's shares, at U.S. $0.11 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant enables the holder to acquire an additional share, at U.S. $0.25 each, for a period of two years. The Company received proceeds of U.S. $140,250 (CDN $165,154).

x)	On November 17, 2005 the Company completed a private placement, consisting of 5,333,334 units of the Company's shares. Each unit consisted of one common share and one share purchase warrant, each warrant entitling the holder to acquire an additional share for two years, at an exercise price of U.S. $0.25 per share. A finder's fee of 200,000 shares (6%) was paid to a private individual on a portion of the private placement. The grant date fair value of these warrants has been included in capital stock on a net basis and accordingly has not been recorded as a separate component of stockholders’ equity.

xi)	During the year ended December 31, 2005, 250,000 shares were issued at U.S. $0.15 per share pursuant to exercise of stock options, and 50,000 shares were issued at $0.30 per share pursuant to exercise of warrants.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

b)

Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 1,600,000 share purchase options to be granted at US $0.25 per share, for a period not to exceed five years. In November 2004 the SOP was amended to provide for the issuance of up to 2,200,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 2,200,000 shares to 7,200,000 shares (Refer to Note 10(a)).

The Company accounts for the grant of options using the fair value method prescribed in SFAS No. 123, using the Black-Scholes option pricing model. Compensation for unvested options is amortized over the vesting period. The Company granted 1,450,000 stock options at various times during the year ended December 31, 2004. A value of $343,700 for the options was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 175%, (3) risk free interest rate of 3% and, (4) expected life of 2 years. The weighted average fair value of options granted for the year ended December 31, 2004 was $0.29.

The Company granted a total of 1,450,000 stock options at various times during the period February 1, 2004 to September 9, 2004. All options were issued at an exercise price of US $0.25 per share. On November 30, 2004 the exercise price of all options then outstanding (1,350,000) was reduced to US $0.15 per share and the term of the options was extended from two to five years. As a result, in accordance with SFAS 123, the Company has also recorded an additional compensation expense of $77,300, being the estimated incremental fair value of the modified terms of these options. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 175%, (3) risk free interest rate of 3% and, (4) expected life of 5 years.

On September 29, 2005, the Company cancelled the options to purchase 675,000 shares and granted new options to purchase 1,425,000 shares at U.S. $0.15 per share with the expiry date being February, 2009. As a result, in accordance with SFAS 123, a stock based compensation expense of $163,400 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 107%, (3) risk free interest rate of 4.14% and, (4) expected life of 5 years. The weighted average fair value of options granted for the year ended December 31, 2005 was $0.15 (2004 - $0.29) .

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

	b)	Stock Options (Continued)

Activity under the Plan is summarized as follows:

		Weighted
		Average	Weighted
	Options	Exercise Price	Average
	Outstanding	($ U.S.)	Life
Balance, December 31, 2003	-	-
Options granted	1,450,000
Options exercised	(100,000)
Balance, December 31, 2004	1,350,000	0.15	2.99
Options cancelled	(675,000)
Options granted	1,425,000
Options exercised	(250,000)
Balance December 31, 2005	1,850,000	0.15	3.09

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at December 31, 2005:

		Remaining	Weighted	Number of	Weighted
Range of		Contractual	Average	Options	Average
Exercise	Options	Life	Exercise	Currently	Exercise
Prices	Outstanding	(in years)	Price	Exercisable	Price
$ U.S. 0.15	1,850,000	3.2	$ U.S. 0.15	1,850,000	$ U.S. 0.15

c)	Warrants

		Weighted
		Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	($ U.S.)	Life
Balance, December 31, 2003	-
Warrants granted during 2004	4,403,000
Balance, December 31, 2004	4,403,000	0.25	1.73
Warrants granted during 2005	7,158,334
Warrants exercised during 2005	(50,000)
Balance, December 31, 2005	11,511,334	0.68	3.61

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

	c)	Warrants (continued)

The following table lists the common share warrants outstanding at December 31, 2005. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

839,500	$0.30	February 5, 2006
698,000	U.S. $0.40	June 9, 2006
2,815,500	U.S. $0.25	December 31, 2006
550,000	U.S. $0.25	September 21, 2006
1,275,000	U.S. $0.25	October 6, 2007
5,333,334	U.S. $0.25	November 16, 2007
11,511,334

6.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2005 of $53,750 (2004 - $196,777) is owing to directors and former directors and to companies controlled by the former directors for consulting fees and for expenses paid on behalf of the Company.

During the year ended December 31, 2005 the Company incurred $72,500 in management fees to two of its officers. In 2004 the Company incurred $35,000 to one officer. (Refer to Note 9.)

During the year ended December 31, 2005 the Company incurred $12,854 in management fees to another of its officers (2004 – $1,300).

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

7.	INCOME TAXES (Continued)

		2005		2004
	$		$
Loss before income taxes		(10,068,841)		(958,822)
Corporate tax rate		34.1%		35.6%

Expected tax expense (recovery)		(3,433,475)		(341,341)
Increase (decrease) resulting from:
Amounts not deductible for tax		73,180		149,876
Effect of change in statutory tax rate		-		12,000
Renounced exploration expenditures		20,119		8,459
Change in deferred tax asset valuation
allowance and other		3,320,057		168,630

Deferred income tax provision (recovery)		(20,119)		(2,376)

The Company’s tax-effected deferred income tax assets and liabilities are estimated as follows:

		2005		2004
	$		$
Mineral properties in excess of carrying value		3,484,000		218,000
Non-capital losses available		217,400		238,000
Other		10,600		-
Potential deferred income tax assets		3,712,000		456,000
Less: valuation allowance		(3,712,000)		(456,000)

Net Deferred Income Tax Asset		-		-

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $796,000 (2004 - $668,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount

2006	115,000
2007	67,000
2008	59,000
2009	59,000
2010	73,000
2014	212,000
2015	211,000
$796,000

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

7.	INCOME TAXES (Continued)

The Company has certain resource related deductions and other losses of approximately $10,217,000 (2004 - $613,000) which may be available to be offset against future taxable income in Canada. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended December, 2005	Year ended December, 2004
Cash paid during the year for:
Interest	$486	$700
Income taxes	$-	$-

During the year ended December 31, 2005, the Company issued 125,000 shares for acquiring the Quebec property, at a value of $45,604.

During the year ended December 31, 2005, a former Director and a company controlled by the same former director forgave a debt of $102,327 owing to them by the Company. This amount was credited to contributed capital.

During the year ended December 31, 2004, 3,750,000 escrow shares were returned to treasury and their original issuance cost of $7,500 was credited to contributed capital.

9.	COMMITMENTS

By agreement dated June 1, 2004, the Company has committed to pay $60,000 per year in management fees to an officer. Either party may cancel this agreement on 45 days notice to the other party.

By agreement dated January 3, 2005, the Company has committed to pay $3,000 per month in consulting fees to an independent contractor. Either party may cancel this agreement on 30 days notice to the other party.

By agreement dated June 2, 2005 the Company has leased office space for one year for an approximate annual rental cost of $13,000.

10.	SUBSEQUENT EVENTS

In addition to other subsequent events previously mentioned in the notes, the following events occurred subsequent to December 31, 2005:

a)

In January 2006 the Company filed a form S-8 to register the Company’s Stock Option Plan which provides that a total of 7,200,000 shares of common stock can be issued as incentive stock options to directors, employees and consultants of the Company. During January 2006, the Company granted to directors, employees and consultants, additional stock options to purchase 3,500,000 shares at U.S. $0.40 per share.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

10.	SUBSEQUENT EVENTS (Continued)

	b)	The Company issued 110,000 shares at U.S. $0.15 per share pursuant to exercise of stock options.

	c)	The Company issued 744,500 shares at $0.30 per share pursuant to the exercise of warrants.

	d)	The Company is currently in the process of applying for a listing on the Canadian Trading & Quotation System Inc. (“CNQ”).

	e)	The Company issued 125,000 shares to the optionor of the Doran Property (Quebec) as per the agreement. (Note 4)

ITEM 18.           FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19.           EXHIBITS

Item 19.           Exhibits

1.	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws *

4.	Material Contracts

(a)	Agreement dated March 17, 2003, between the Company and the YK Group (incorporated by reference to the Company’s 20-F dated June 06, 2003); *

(b)

Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); *

(c)

Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and *

(d)

Agreement dated April 7, 2005 between Star Uranium Corp. (formerly Star Uranium Corp. (formerly known as United Carina Resources Corp.).) and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and *

(e)

Agreement dated April 21, 2005 between the Company and Star Uranium Corp. (formerly known as United Carina Resources Corp.) whereby Star may acquire up to a 10% interest in the Company’s Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and *

(f)

Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and *

(g)	Agreement between the Company and Star Uranium dated October 21, 2005 whereby the Company may acquire a 50% interest in the Hatchet Lake *

Property (Incorporated by reference to the Company’s 6-K dated November 23, 2005); *

(h)

Assignment Agreement between the Company and CMKM Diamonds Inc. whereby the Company may acquire any and all interest of CMKM Diamonds Inc.’s interest in the Hatchet Lake Property (Incorporated by reference to the Company’s 6-K dated November 23, 2005); and *

(i)

Agreement between the Company and 10104075 Saskatchewan Ltd. whereby the Company may acquire an 80% interest in the Smeaton Property (Incorporated by reference to the Company’s 6-K dated November 25, 2005); and *

(j)	Agreement between the Company and Goodsprings Development Corp. whereby Goodsprings extended the terms of the Company’s June 1, 2006 property payment as four quarterly payments.

(k)	Entourage-10104075 Saskatchewan Ltd. claim file for the Smeaton Property; and

(l)	Smeaton Property location map with legend; and

(m)	Hatchet Lake Property map with legend.

31.1	Section 302 Certification - CEO

31.2	Section 302 Certification - CFO

32.1	Section 906 Certification - CEO

32.2	Section 906 Certification - CFO

* incorporated by reference from our registration statement on Form F-1 that was originally filed with the commission on December 4, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.

ENTOURAGE MINING LTD.

Dated: June 29, 2006

By:	/s/ Gregory F. Kennedy
Gregory F. Kennedy, President