Form 20-F/A
period 2005-12-31
ENTOURAGE MINING LTD
filed 2006-07-05
CIK 1239672

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

On October 20, 2005, the Company, by way of an assignment agreement with CMKM Diamonds, Inc. (“CMKM”) and United Carina Resources Corp. (“United Carina”) the Company increased its interest in the Hatchet Lake property by assuming all of the interests of CMKM in the Hatchet Lake properties.

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

There is no NI 43-101 compliant report yet completed on the Hatchet Lake property. United Carina is the Operator of the Hatchet Lake prospect.

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

On April 11, 2005, the Company announced that it had granted to United Carina and CMKM the right to each acquire a 10% interest in the Property (being a total 20% interest). Each of these two optionees can exercise their option to acquire a 10% interest by:

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

The Smeaton-Fort a la Corne Saskatchewan Diamond Prospect

On October 20, 2005, the Company announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property transactions”) with CMKM, United Carina, and 10104075 Saskatchewan Ltd. (a private company) (“1010”), whereby the Company assumed the earn-in rights to properties optioned to CMKM. CMKM was about to default on its option agreements and Entourage realized an opportunity to acquire prospective diamond and uranium prospects in Saskatchewan. One such property is referred to as the Smeaton/Forte a la Corne/Green Lake Diamond prospect (the “Smeaton Property”).

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

United Carina, a Saskatchewan based mineral exploration company, owns the Hatchet Lake Properties (TSX.V: UCA) and will be the operator of the project. The properties are accessible by improved gravel road from Highway 905 North in north central Saskatchewan.

Current State of Exploration

In September 2005 the Company received word from United Carina that it had received favorable results from the 2005 boulder-sampling program on its uranium property situated along the eastern edge of the Athabasca basin, in the Wollaston Lake area of Northern Saskatchewan. The property is located approximately 30 kilometres north of major uranium production centres near the Rabbit Lake and McClean Lake mills and their associated high-grade unconformity uranium deposits.

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

United Carina has informed the Company that a NI 43-101 geological report will be commissioned and forwarded to the Company upon completion.

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

1.	Agreement dated March 17, 2003, between the Company and the YK Group (referenced by way of the Company’s 20-F filing dated June 6, 2003), and

2.

Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

3.

Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

4.

Agreement dated April 7, 2005 between United Carina Resources Corp. and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

5.

Agreement dated April 21, 2005 between the Company and United Carina Resources Corp. whereby United Carina may acquire up to a 10% interest in the Company’s Black Warrior Project (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

6.

Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

7.

Agreement dated October 20, 2005 between the Company and United Carina Resources Corp., whereby the Company may acquire a 50% interest in the Hatchet Lake Property; such agreement superceding the 20% interest agreement note in 4 above (referenced by way of the Company’s 6-K- filing dated November 23, 2005), and

8.

Assignment Agreement dated October 20, 2005 between the Company and CMKM Diamonds Inc., whereby the Company assumed all of the rights of CMKM, if any, in the Hatchet Lake Property (referenced by way of the Company’s 6-K filing dated November 23, 2005), and

9.

Agreement dated October 20, 2005 between the Company and 101047025 Saskatchewan Ltd., whereby the Company may acquire up to 80% interest in the Smeaton/Forte a la Corne properties (referenced by way of the Company’s 6-K filing dated November 25, 2005).

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

DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the consolidated balances sheets of Entourage Mining Ltd. (an exploration stage company) as at December 31, 2005 and 2004 and the consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Entourage Mining Ltd. for all years prior to 2004 were audited by other auditors whose reports included an explanatory paragraph regarding the Company's ability to continue as a going concern. The consolidated financial statements for the period from January 16, 1995 (inception) to December 31, 2003 reflect a total net loss of $958,486 of the related cumulative totals. The other auditor’s reports have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the reports of such other auditors.

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

By agreement dated April 7, 2005, as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) in consideration for:

		(i)	a cash payment of $220,000 on or before November 15, 2005 (paid);

		(ii)	making the following exploration expenditures on the property:

			(a)	$100,000 on or before December 31, 2005 (completed February 2, 2006);

			(b)	An additional $300,000 on or before February 1, 2006 (extended to June 30, 2006, per February 2, 2006 letter agreement);

			(c)	An additional $450,000 on or before November 15, 2006; and

			(d)	An additional $450,000 on or before November 15, 2007.

		(iii)	Upon payment of the $220,000 cash payment and completion of the expenditures as noted in (ii)(a) to (c) above, Entourage will have exercised the Option as to a 25% interest in the property.

		(iv)	Upon payment of the $220,000 cash payment and completion of all of the expenditures as noted in (ii) above, the Company will have exercised the option and earned a 50% interest in the Property.

		(v)	The term of the Agreement is for 5 years at which time the agreement, and the option granted thereunder, shall terminate if the option has not been exercised.

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (Continued)

	c)	Warrants (continued)

The following table lists the common share warrants outstanding at December 31, 2005. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

839,500	$0.30	February 5, 2006
698,000	U.S. $0.40	June 9, 2006
2,815,500	U.S. $0.25	December 31, 2006
550,000	U.S. $0.25	September 21, 2007
1,275,000	U.S. $0.25	October 6, 2007
5,333,334	U.S. $0.25	November 16, 2007
11,511,334

6.	RELATED PARTY TRANSACTIONS

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

ITEM 18.           FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19.           EXHIBITS

Item 19.           Exhibits

1.	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws (1)

4.	Material Contracts

(a)	Agreement dated March 17, 2003, between the Company and the YK Group (incorporated by reference to the Company’s 20-F dated June 06, 2003); (1)

(b)

Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); (1)

(c)

Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and (1)

(d)

Agreement dated April 7, 2005 between United Carina Resources Corp. and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and (1)

(e)

Agreement dated April 21, 2005 between the Company and United Carina Resources Corp. whereby United Carina may acquire up to a 10% interest in the Company’s Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and (1)

(f)

Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and (1)

(g)

Agreement between the Company and United Carina dated October 21, 2005 whereby the Company may acquire a 50% interest in the Hatchet Lake Property (Incorporated by reference to the Company’s 6-K dated November 23, 2005); (1)

Property (Incorporated by reference to the Company’s 6-K dated November 23, 2005); (1)

(h)

Assignment Agreement between the Company and CMKM Diamonds Inc. whereby the Company may acquire any and all interest of CMKM Diamonds Inc.’s interest in the Hatchet Lake Property (Incorporated by reference to the Company’s 6-K dated November 23, 2005); and (1)

(i)

Agreement between the Company and 10104075 Saskatchewan Ltd. whereby the Company may acquire an 80% interest in the Smeaton Property (Incorporated by reference to the Company’s 6-K dated November 25, 2005); and (1)

(j)	Agreement between the Company and Goodsprings Development Corp. whereby Goodsprings extended the terms of the Company’s June 1, 2006 property payment as four quarterly payments. (2)

(k)	Entourage-10104075 Saskatchewan Ltd.claim file for the Smeaton Property; and (2)

(l)	Smeaton Property location map with legend; and (2)

(m)	Hatchet Lake Property map with legend. (2)

31.1	Section 302 Certification - CEO

31.2	Section 302 Certification - CFO

32.1	Section 906 Certification - CEO

32.2	Section 906 Certification - CFO

(1) incorporated by reference from our registration statement on Form F-1 that was originally filed with the commission on December 4, 2003.
(2) incorporated by reference from our annual report on Form 20-F that was originally filed with the commission on June 30, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.

ENTOURAGE MINING LTD.

Dated: July 5, 2006

By:	/s/ Gregory F. Kennedy
Gregory F. Kennedy, President