Form 20-F
period 2006-12-31
ENTOURAGE MINING LTD
filed 2007-06-29
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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
76,881,894 common shares

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

Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(2,973,161)	(10,068,841)	(956,446)	(319,515)	(59,428)
Earnings(Loss) Per Share	(0.04)	(0.57)	(0.06)	(0.04)	(0.01)

Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd.Avg.No.Shares	74,380,281	17,647,542	15,542,822	9,127,950	5,380,005

Working Capital	87,596	323,563	138,483	(230,498)	(161,799)
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil

Shareholder’s Equity	91,312	328,583	145,292	(230,498)	(161,799)
Total Assets	193,763	514,036	466,727	106,702	Nil

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 26, 2007, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $0.9332. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Bank of Canada. For the past five years ended December 31 and for the last six month ends from December 31, 2006 to May 31, 2007, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period	Average

Year ended Dec. 31, 2006	$0.8789
Year ended Dec 31, 2005	$0.8818
Year ended Dec 31, 2004	$0.8254
Year ended Dec 31, 2003	$0.7936
Year ended Dec 31, 2002	$0.7194

Monthly Period	Low - High

Month ended Dec 31, 2006	$0.8659-$0.8700
Month ended Jan 31, 2007	$0.8482-$0.8523
Month ended Feb 28, 2007	$0.8521-$0.8559
Month ended Mar 31, 2007	$0.8554-$0.8576
Month ended Apr 30, 2007	$0.8794-$0.8834
Month ended May 31, 2007	$0.9107-0.9150

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation to December 31, 2006, we have incurred losses totaling $14,956,934. Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan. As at December 31, 2006, we had cash on hand of $126,611.00. Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

We believe the only realistic source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders.

Because management has only limited formal training in resource exploration, the business has a higher risk of failure.

None of our directors or officers has any significant technical training or experience in resource exploration or mining. We rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews. As a result of our management’s lack of formal training in resource exploration, there may be a higher risk of our being unable to complete our business plan.

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

Our operations may require licenses and permits from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to conduct exploration, development and mining operations at any projects we acquire. Furthermore, as mineral projects near completion proper permitting and environmental review may be required.

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

Our stock may be subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

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

          We were originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Business Corporations Act  (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd.

On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia, Canada.

We have one subsidiary company, Entourage USA Inc., located at 711 S. Carson Street, Suite 4, Carson City, NV 89701.

 Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(2,973,161)	(10,068,841)	(956,446)	(319,515)	(59,428)
Earnings(Loss) Per Share	(0.04)	(0.57)	(0.06)	(0.04)	(0.01)

Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd.Avg.No.Shares	74,380,281	17,647,542	15,542,822	9,127,950	5,380,005

Working Capital	87,596	323,563	138,483	(230,498)	(161,799)
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil

Shareholder’s Equity	91,312	328,583	145,292	(230,498)	(161,799)
Total Assets	193,763	514,036	466,727	106,702	Nil

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

We are a natural resource company engaged in the acquisition and exploration of natural resource properties.  We commenced operations in 1996 and currently have entered into four option agreements:

•

to acquire a fifty per cent (50%) interest in four claim blocks totaling 16,900 hectares of prospective uranium property situated at Hatchet Lake on the Athabasca Basin of north-central Saskatchewan; and

•

to acquire a 100% interest in the 72 gold-silver Black Warrior claims situate in Esmeralda County, Nevada, USA, of which a total 20% interest has been optioned by us to two other companies;

•

to acquire an 80% interest in 520 prospective diamond exploration claims situated in the Forte a la Corne/Smeaton area of central Saskatchewan; and

•

to acquire a one hundred per cent (100%) interest in 47 uranium prospective claim blocks in Costebelle Township known as the Doran property;

We also intend to seek and acquire additional properties worthy of exploration and development.

The Finlayson Lake Emerald Project (the Yukon Property) (Abandoned)

The Company abandoned the Finlayson Lake project in November 2005.

The Hatchet Lake Uranium Properties

By agreement dated April 7, 2005 as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) in consideration for:

i) a cash payment of $220,000 on or before November 15, 2005 (paid);

              ii) making the following exploration expenditures on the property:

a) $100,000 on or before December 31, 2005 (completed February 2, 2006);

b) an additional $300,000 on or before February 1, 2006 (extended to 06/30/06, per      02/02/06 letter agreement letter;

c) an additional $450,000 on or before November 15, 2006; and

d) an additional $450,000 on or before November 15, 2007.

Upon payment of the $220,000 cash payment and completion of the expenditures as noted in (ii)(a) to (c) above, Entourage will have exercised the Option as to a 25% interest in the property.

Upon payment of the $220,000 cash payment and completion of all of the expenditures as noted in (ii) (a) to (d) above, the Company will have exercised the option and earned a 50% interest in the Property.

The term of the Agreement is for 5 years at which time the agreement, and the option granted thereunder, shall terminate if the option has not been exercised.

On October 20, 2005, the Company, by way of an assignment agreement with CMKM and United Carina the Company increased its interest in the Hatchet Lake property by assuming all of the interests of CMKM in the Hatchet Lake properties.

As consideration for the assignment agreement, the Company agreed to issue 15,000,000 of its common shares (issued January 3, 2006) to the CMKM shareholders.  The 15,000,000 shares were to be distributed to the CMKM shareholders, but these shares have not been distributed at the time of this report and there is no indication when or if this distribution may occur.

As a result of this assignment agreement, and the subsequent “New Hatchet Lake Option Agreement”, also dated October 20, 2005, the Company now has a right to earn a 50% interest in the Hatchet Lake property as noted by terms i & ii (a-d) above.

In the fall of 2005, United Carina announced to the Company that line cutting and trench sampling was completed on the property. Drilling of targets on the Hatchet Lake prospect began in the last week of March 2006. The original 10-hole program was shortened due to un-seasonally warm spring weather in the area.  Assays from the 4 completed drill holes did not identify anomalous uranium values.

On March 17, 2007, United Carina announced to the Company that the 2007 winter drill program was underway at Hatchet Lake.  An 8-hole drill program was begun on the lake targets with results expected in late spring to early summer 2007.  On May 15, 2007 United Carina announced that 385.5 meters had been drilled in four holes at Hatchet Lake.  Drill core was sent to Saskatchewan Research Council for analysis and results are pending.

There is no NI 43-101 compliant report yet completed on the Hatchet Lake property. United Carina Resources Corp. is the Operator of the Hatchet Lake prospect.

The Black Warrior Project (Abandoned) In June 2004, we announced that we signed a definitive agreement with Goodsprings Development Corp. (“Goodsprings”), a Nevada based corporation, whereby we may earn a 100% interest in the GBW project in Esmeralda County, Nevada commonly known as the “Black Warrior Project” in theCompany’s other disclosure documents.   The agreement between Goodsprings and Entourage is a sub-lease agreement to the original property agreement between Goodsprings and Apex Deep Mines, also a Nevada based company.

All payment required under the Entourage-Goodsprings Agreement were paid in a timely manner.  The Company drilled 11 holes on the Black Warrior project.  The initial 9 holes did not find anomalous gold or silver showings however the final two holes intersected 30 feet of slightly anomalous gold values ranging up to .435 g/t.   There was $76,670.59 exploration work done on the Black Warrior Project in this year but in November 2006 the Company informed Goodsprings that the Company was relinquishing its interest in the Black Warrior project.

The Company advanced Goodsprings $7,500 to reclaim the property and to remediate it to its natural state.  Some time in 2007, after the remediated areas pass the scrutiny of the Bureau of Land Management (the “BLM”) the Company will be reimbursed a portion of the $11,400 reclamation bond posted by the Company in May 2005.  As well, the Company has been informed by Goodsprings that less than $7,500 was required to remediate the property but both parties agreed that any residual would remain with Goodsprings until the BLM refunded the reclamation bond.  The BLM reported to the Company in May 2007 that the Company was eligible to receive 60% of its remediation deposit by making application and the Company has done so.  The deposit has not been received to date.  The BLM has indicated that the full deposit refund may take five years for approval.

The Smeaton-Fort a la Corne Saskatchewan Diamond Prospect

On October 20, 2005, the Company announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property transactions”) with CMKM Diamonds Inc., United Carina Resources Corp. and 10104075 Saskatchewan Ltd. (a private company) (“1010”), whereby the Company assumed the earn-in rights to properties optioned to CMKM.  One such property is termed the Smeaton/Forte a la Corne/Green Lake Diamond prospect (the “Smeaton Property”).

The Smeaton Property consisted of a 1.5 million acre parcel of claims (most recent claim status, from Saskatchewan Industry and Resources received June 28, 2007, is referenced as an appendix to this 20-F:  Smeaton Claim 06-2007),  Previous to the Entourage-CMKM agreements, CMKM and 1010 had flown an airborne geophysical survey of the Smeaton Properties.  The Company’s geologist, James Turner, P. Geo., reviewed the results of the survey and reported to the Company that 20 priority  diamond targets existed on the parcel, but in light of the $12 hectare maintenance fees payable, certain of the claims should be allowed to lapse for lack of potential.  The present parcel remains at approximately 500 claims (200,000 hectares) but will eventually reduced to only those claims that contain mineralized potential.  10104075 Saskatchewan Ltd. is the operator of the Smeaton Property.

In December 2005, the Operator commenced drilling on a priority target on the property.  The drilling encountered kimberlitic rock at approximately 530 feet and continued in kimberlite for over 300 feet eventually ending in dolomites at about 900 feet.  An independent kimberlite expert, Harrison Cookenboo, (PhD, P. Geo.), a qualified person, reviewed initial samples and concluded:

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

The kimberlitic rock from the first drill hole was sent to Saskatchewan Research Council for caustic fusion and micro-diamond analysis.  The kimberltic rock did not yield any micro-diamonds however chromites were found in the drill core.  In 2006, the Company expended $32,481.40 on the Smeaton prospect bringing the total expenditures to $233,111.00 for years 2005 & 2006. The Smeaton project has 20 priority targets to be investigated and as of the date of this report has examined four of these targets.

There has been no additional work done on the Smeaton claims subsequent to the Company’s drilling of January 2006. The Company has requested of 1010, all information on the Smeaton claims so that a compliant NI 43-101 Technical Report could be commissioned for the Smeaton claims however 1010 has not responded to these requests.  The Company considers these claims as non-operational until such a report can be completed.

Under the terms of the October 20, 2005 agreement (and subsequent amendments) the Company must, on or before November 15, 2010, expend a minimum of $2,500,000 in exploration expenditures, of which $2,267,000 remains to be spent, (or issue an equivalent amount of stock in the Company based on the 20 average price of the stock prior to the issuance) on the property to earn an 80% interest in the Property.  There were no minimum annual expenditures or exploration requirements that are required to keep the option in good standing.

In early 2006, the Company advised 1010, which acts as the Operator of the Property, that it would not participate in any exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 and mining best practices.   “1010” nevertheless proceeded to perform work on the Property and, on March 26, 2006, sent invoices to the Company totalling $280,122.53.

The Company believes that it is not liable, under the terms of the Agreement or in any other way, for these invoices and has so advised 1010, most recently in its letter to 1010 dated April 27, 2007.  To date, no collections or other proceedings have been commenced by 1010.

There is, however, the risk that 1010 might commence collections or other proceedings.  In that event, while the Company would vigorously defend its position that it is not liable in any way for funds claimed pursuant to the invoices, there is the risk that a proceeding by 1010 could be successful.  The Company cannot assess the probability of that risk and accordingly, the likelihood of loss, if any, is presently not determinable.

The Company issued 33,888,888 shares of the Company stock as consideration for the purchase of the Smeaton claims.  30,000,000 (thirty million) of these shares are to be distributed to the CMKM shareholders but these shares have not been distributed at this time and there is no indication when, or if, these shares will be distributed.

The Doran Uranium Property

In March of 2005, the Company entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver British Columbia, Canada, whereby the Company could acquire 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec.  Subsequent to entering into the property agreement, 3 additional claims blocks were added to the project.  The option agreement with Mr. Yacoub was revised  by mutual consent in March 2007 in conjunction with the Company option agreement with Abbastar Holdings Ltd.  In consideration for the Doran Property vendor, Mr. Yacoub, consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (500,000) due to the Doran Property vendor on March 12, 2007.

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the far eastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 85 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashashibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 feet with elevation ranging from sea level to 100 feet. All mineralized areas of interest are located comfortably above sea and river levels.

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran uranium project resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3 O8).

Entourage made a down payment of $35,000 to acquire the option and agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

The Company expended $245,591.00 in exploration work on the property in fiscal year 2005 and a National Instrument 43-101compliant geological report by Eric Ostensoe (P. Geo,) was commissioned.  In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on Sedar and Edgar (March 09, 2006) as well as the Company website.

In May 2006, the Company advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report.  Drilling commenced on the “Main Zone” of the Doran property in May 2006 and 14 of 16 holes drilled encountered subsurface uranium mineralization.  The Company’s option agreement on the Doran property required that the Company expend $300,000 in year two of the agreement.

The Company expended $356,198 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006.  As well, in July the Government of Quebec reimbursed the Company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon the Company’s 2005 exploration expenses.

The Company hoped to commence exploration on the Doran property in late January or February 2007 when frozen conditions would permit ground transport of drilling equipment thereby eliminating the costly option of helicopter transport of drilling equipment from each drill hole location.  In early February the Company contracted the services of Forages La Virole to commence drilling on the “L” anomaly situated in the north of the Doran property but four to six foot snow drifts prevented the drilling contractor from reaching the “L” anomaly so the work program was cancelled.

On February 13, 2007, the Company entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (Abbastar), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying the Company a one time $100,000 CDN payment (upon filing of the agreement) and expending $5,000,000 (five million) over four years.  In April 2007 an updated NI 43-101 Technical Report was prepared by Michel Proulx, M. Sc., P. Geo and Michel Boilly, Ph D, P Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on Sedar by Abbastar Holdings Ltd. on May 2, 2007. The TSX Venture Exchange approved this transaction on May 30, 2007.

On May 11, 2007, Entourage and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and as of this report 32 holes have been completed   All drill results will be published when available.

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

The Company is also prospecting for uranium in Saskatchewan and Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue.  The price of U3O8 (yellow cake) has risen from $7USD/ lb in 2005 to $135USD/lb. at the date of this report.

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

Our President and Chief Executive Officer, Gregory F. Kennedy, devotes approximately 75% of his business time to our affairs. We have a management agreement with Mr. Kennedy that was described in the “Related Party Transactions” section of the Company’s 2005 Annual Report and filed on EDGAR on July 1, 2006.

Where necessary, we employ consultants, who in turn employ labourers, to further exploration on our mineral resource properties.

Office Space

We utilize about 700 square feet of office space in Vancouver, British Columbia. Our rent is approximately $1,400 per month.

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

United Carina Resources Corp (“Carina”), a Saskatchewan based mineral exploration company, owns the Hatchet Lake Properties (TSX.V: UCA) and  is the operator of the project. The properties are accessible by improved gravel road from Highway 905 North in north central Saskatchewan.

Current State of Exploration

On March 19, 2007, United Carina Resources and the Company announced the resumption of drilling on the Hatchet Lake uranium property situated along the eastern edge of the Athabasca basin, in the Wollaston Lake area of Northern Saskatchewan..  United Carina, as operator, was able to complete 4 drill holes in the 2007 campaign as unseasonably warm weather curtailed plans for the complete 8 hole planned program.  Carina has not published the results of the drill program at the date of this report.

Previous work identified five areas requiring detailed exploration as outlined below:

Area A

Encouraging results were obtained south of Hatchet Lake in an area west of Turkey Lake. Sandstone boulders were found exhibiting alteration features and geochemistry common to all the unconformity-related deposits in the eastern Athabasca basin.Sandstone boulders found at one sample site have outstanding visual alteration features, including gray pyritic sandstone, silicified sandstone and a boulder with secondary hydrothermal hematite. Boulders in the area have anomalous geochemistry, with boron values up to 26 parts per million (median six parts per million), uranium values up to 0.67 part per million (median 0.21 part per million), lead values up to 0.96 part per million (median 0.53 part per million) and arsenic values up to 0.5 part per million (median 0.2 part per million). The sandstone is moderately illitic.

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

Because of the drilling program delays the companies negotiated to extend the terms of the October 20, 2005 Mineral Property Agreement and the Company was given an extension to July 1, 2007.  A further extension is being negotiated at the time of this report as poor weather conditions truncated the 2007 drill program.

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

Black Warrior Project (Abandoned)

The claim group was made up of 63 un-patented mining claims owned 100% by Goodsprings Development Corporation and held by Goodsprings under a mining lease from the Apex ‘76’ Deep Mines Inc. The claims are located in Section 29, 30, 31&32, T. 1 S., R. 39 E. in a prolific mining area called the Walker Lane Belt (WLB). Entourage Mining Ltd. acquired the claims from Goodsprings Development Corporation of Nevada.  The Company abandoned these claims in November 2006 when anomalous gold values were deemed insufficient to continue further exploration or make additional property payments.

The Smeaton-Forte a la Corne Properties

The Smeaton/Forte a la Corne properties were acquired by way of an option agreement between Entourage Mining Ltd. and 101047025 Saskatchewan Ltd. ( “1010”), a private Saskatchewan company. The original claim blocks consisted on 1087 claims encompassing approximately 1.5 million acres (see Appendix: Smeaton Claim 06-2007 for most recent status) situated in the Smeaton, Forte a la Corne, Candle Lake areas of central Saskatchewan.

Originally signed on October 20, 2005, the option agreement did not come into full force until the Company completed its due diligence on the properties in December 2005. The Company contracted the services of James Turner, P. Geo and a “qualified person” as outlined in National Instrument 43-101, to complete the due diligence on behalf of the Company.

Mr. Turner visited the properties, reviewed the claims data provided by 1010 and matched these data with the results of an airborne survey completed on the properties by the previous optionee, CMKM. Upon completion of Mr. Turner’s due diligence and in light of extensive land claim renewal fees on various claimblocks the Company decided to renew claims that were shown to have potential to host kimberlite material and allow claims with little mineral potential to lapse.

At the present time, the Company holds approximately 265 claims covering 121,158 hectares (most recent claim status, from Saskatchewan Industry and Resources received June 28, 2007, is referenced as an appendix to this 20-F:  Smeaton Claim 06-2007) and claims with little or no mineral potential have been allowed to lapse.

In fiscal year 2006, the Company expended $32,481 on exploration of the Smeaton/Forte a la Corne properties. The Company is obligated to expend $2,500,000CDN by November 2010 on the Smeaton properties in order to earn its 80% interest in the Smeaton/Forte a la Corne properties.

The Company has requested, from 1010 a complete compilation of all previous data from the Smeaton claims so that a NI 43-101 compliant technical report may be done on the properties. The Company will not resume work on the properties until such a report has been written.

Smeaton Property: Location and Accessibility

Because of the large number of claims in the Smeaton Property Agreement, these claims are included in this report as an appendix to this report (See Appendix: Smeaton Claims 06-2007). The Smeaton claims are located in central Saskatchewan, Canada in an area known for cold winters and hot dry summers. The area has paved highways and gravel roads with abundant electricity transmission. Many of the claims are situated on agricultural lands where access in the summer time may not be available.

The Doran Uranium Property

The Doran Uranium Property consists of 47 contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area. The claim block is centered at GPS 548009 E and 5572265 N.  The property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 20 kilometers west of Aguanish, approximately 95 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashashibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 feet with elevation ranging from sea level to 100 feet. All mineralized areas of interest are located comfortably above sea and river levels. Any heavy equipment could very easily be driven from the road to any of the mineralized zones.

In August 2005 the Company completed a line cutting, trenching and geophysical survey of the property. Although only 25% of the property was surveyed, several drill targets were identified and the Company commenced drilling these targets in the early spring of 2006. Furthermore, the Company contracted the services of Eric Ostensoe, P. Geo, and a qualified person as that term is defined in NI 43-101, to prepare a NI 43-101 compliant technical report on the property. The report was completed before the 2006 drilling and groundwork began.

The initial results of work in the field indicated high ''counts per second`` scintillometer readings, indicative of concentrations of radioactive mineralization. The areas of interest have large surface dimensions and, if they can be shown to have vertical persistence, may have important volumes of potentially mineable materials and thus have the potential, with further work, to become high tonnage deposits with economically attractive amounts of uranium.”

The 2006 exploration activity on the Doran property began in the middle of May 2006. We advanced to the project operator, On Track Explorations Inc., $250,000 to commence drilling on the “Main” and to continue line cutting and trench sampling of the northeast portion of the property and the “North” zone.

On Track Explorations reported to the Company on June 6, 2006, that 16 drill holes on the “M” zone were complete and that drill core samples had been shipped to a qualified assay laboratory in Vancouver. Drill results confirmed sub-surface uranium mineralisation in 14 of 16 holes drilled as well as one drill hole graded .4lb/ton U3O8 over 13 meters in the “Hot Spot” located in the north sector of the Main Zone.

Rock saw channel samples taken in the summer of 2006 revealed elevated readings of uranium from similar samples previously taken from the Main Zone.  In conjunction with an airborne magnetic survey of the property and high radioactive levels, it was decided to concentrate on the north sector of the property in the 2007 exploration campaign.

 Current State of Exploration

On May 11, 2007, the Company and Abbastar Uranium Corp. (formerly Abbastar Holdings Ltd. ) announced that the companies had contracted the services of  Cartwright Drilling of Goose Bay Labrador and Panorama Helicopters of Alma Quebec, to commence drilling on the “L” anomaly situated in the north-central portion of the Doran property.  Initially the companies planned to drill a minimum of 1500 meters but hoped to drill as much as 3000 meters.  Good conditions and efficient work by the companies’ geologists and contractors permitted 32 holes to be drilled in the north and north-east sectors of the property (anomalies “L”, “N”, “X” and “Y”).  Drilling was finished on June 13, 2007 and preliminary results, reported June 26, 2007, are summarized:

H17

(Anomaly L19

Channel Sample: 1.51lb/t U3O8 Dip: NE -60° Length: 142.47m)

4.0-13.74m: 0.0095% (0.19lb/t) U3O8 over 9.74 meters

26.15-32.75m: 0.0155% (0.31lb/t) U3O8 over 6.6 meters

123.11-136.20m: 0.014% (0.28lb/t) U3O8 over 13.09 meters

H18

(Anomaly L19 Channel Sample: 1.51 lb/t U3O8 Dip: SE -45° Length: 152.25 m)

12.00-28.50m: 0.035% (0.70lb/t) U3O8 over 16.50 meters

29.46-36.10m: 0.023% (0.46lb/t) U3O8 over 6.6 meters

38.50-44.15m: 0.0105% (0.21lb/t) U3O8 over 5.65 meters

73.20-77.20m: 0.014% (0.28lb/t) U3O8 over 4.00meters

83.80-99.05m: 0.0115% (0.23lb/t) U3O8 over 15.25meters

H21

(Anomaly L3 Channel Sample: 1.10l lb/t U3O8 Dip: NE -50° Length: 151.25m)

0-1.80m: 0.0145% (0.29 lb/t) U3O8 over 1.8 meters

15.60-17.05m: 0.032% (0.64lb/t) U3O8 in a 1.45 meter dyke in granite

40.51-49.72m: 0.017% (0.34lb/t) U3O8 over 9.21 meters

H23

(Anomaly L7 Channel Sample: 0.84lb/t U3O8 Dip: NE -45° Length: 200.30m)

18.90-22.70m: 0.017% (0.34lb/t) U3O8 over 3.8 meters

47.24-51.70m: 0.019% (0.38lb/t) U3O8 over 4.46 meters

143.03-145.69: 0.0165% (0.33lb/t) U3O8 in a 2.66meter dyke in granite

The best intersection to date is from H18 where drilling intersected 24.1m (includes .96m granite intrusion) grading 0.033% (0.66lb/t) U3O8 including 8.82m of 0.0511% (1.022lb/t) and 1.62m of 0.116% (2.32lb/t) U3O8.  These results represent a small sample of the drill core available and further results are pending.

Doran Property: Location and Accessibility

The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north. The property is situated within the Costebelle Township, NTS mapsheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashashibou River and to the southern part of the property.  Locally this area is know as “Moyenne Cote Nord” or middle coast north of the St. Lawrence Seaway.

The topography of the property for the most part is rolling hills having a maximum relief of 100 feet with elevation ranging from sea level to 100 feet. All mineralized areas of interest are located comfortably above sea and river levels.

The climate around the property area is characterized by long winters, generally extending from late October until mid-April.

The Doran claim block consists of 47 (revised from the original 44 as reported previously) contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area. The claim block is centered at GPS 548009 E and 5572265 N. Pertinent claim data is as follows:

Title #	Row	Column	Surface Area (ha)
CDC 0048705	05	20	55.01
CDC 0048706	05	21	55.01
CDC 0048707	05	22	55.01
CDC 0048708	05	23	55.01
CDC 0048709	06	20	55.00
CDC 0048710	06	23	55.00
CDC 0048711	07	20	54.99
CDC 0048712	10	24	54.96
CDC 0048713	11	21	54.95
CDC 0048714	11	24	54.95
CDC 0048715	14	22	54.92
CDC 0048716	14	23	54.92
CDC 0048651	07	22	54.99
CDC 0048652	07	23	54.99
CDC 0048653	08	22	54.98
CDC 0048654	08	23	54.98
CDC 0048655	09	22	54.97
CDC 0048656	09	23	54.97
CDC 0048657	10	22	54.06
CDC 0048658	10	23	54.96
CDC 0048659	11	22	54.95
CDC 0048660	11	23	54.95

CDC 0048661	12	22	54.94
CDC 0048662	12	23	54.94

CDC 0048663	13	22	54.93
CDC 0048664	13	23	54.93
CDC 0048665	06	21	55.00
CDC 0048666	06	22	55.00
CDC 0048667	07	21	54.99
CDC 0064114	08	20	54.98
CDC 0064115	08	21	54.98
CDC 0064116	09	20	54.97
CDC 0064117	09	21	54.97
CDC 0064118	10	21	54.96
CDC 0064119	12	21	54.94
CDC 0064120	12	24	54.94
CDC 0064121	13	21	54.93
CDC 0064122	13	24	54.93
CDC 0064123	14	21	54.92
CDC 0064124	14	24	54.92
CDC 0064125	15	21	54.91
CDC 0064126	15	22	54.92
CDC 0064127	15	23	54.92
CDC 0064128	15	24	54.92
CDC 2024598	n/a	n/a	54.92
CDC2024599	n/a	n/a	54.92
CDC 0097498*	n/a	n/a	50.12

* Claim CDC 0097498 provides access to the property and may not be prospective for mineralisation.

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

During the period ending December 31, 2006, the Company spent $414,901 in exploration activities and paid or accrued $217,220 in option payments. During the year ended December 31, 2005, the Company incurred exploration costs of $632,134 and paid or accrued $8,978,214 in option payments.

The Company’s loss before taxes (as well as operating expenses) for the year ended December 31, 2006 (‘fiscal 2006’) totaled $3,017,828 (net loss after tax being $2,973,161)or $0.04 per share compared to $10,088,960  (net loss after tax being $10,068,841) or $0.57 per share for the year ended December 31, 2005 (‘fiscal 2005’). The significant decrease in loss in fiscal 2006 versus fiscal 2005 was mainly because during fiscal 2005 the Company booked an obligation to issue a total of 48,888,888 shares of common stock at a deemed cost of $8,638,667 for acquisition of properties. Office and sundry expenses were $66,262 as compared to $58,039 during fiscal 2005. Also, during fiscal 2006 the consulting expenses were $70,166 compared to $42,762 for fiscal 2005 (reflecting increased overall business activity with additional payments to geological consultants), professional fees were $53,359 during fiscal 2006 compared to $81,401 for fiscal 2005 (reflecting less legal fees incurred due to less property agreements made in fiscal 2006), promotion and travel expenses were $65,593 in fiscal 2006 compared to $43,763 in fiscal 2005 (reflecting more promotional activities undertaken during 2006) and stock based compensation was $2,027,384 as compared to $163,400 in fiscal 2005 (reflecting the granting of larger number of stock options in fiscal 2006)

5.B Liquidity and capital resources

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

On May 24, 2006, the Company closed a flow through private placement of 340,000 units at US $0.25 for total proceeds of $93,585 (US$85,000) (each unit consisting of one common share and one half share purchase warrant wherein the holder, by offering two half purchase warrants, may purchase an additional share at US $0.30 for two-

years). Both the common shares and the share purchase warrants comprising the units are flow-through.

On December 27, 2006 the Company closed a non-brokered flow through private placement of 200,000 units at $0.23 for proceeds of $46,000. Each unit consists of one flow through share and one-half flow through warrant enabling the purchaser to exchange one full flow through warrant for one flow through common share at a price of $0.35 for a period of two years.

During the year ended December 31, 2006, 410,000 shares were issued at U.S. $0.15 per share pursuant to exercise of stock options. Pursuant to exercise of warrants 744.500 shares were issued at $0.30 per share and 955,000 shares were issued at US$0.25 per share.

On December 31, 2006, the Company had $126,611in cash compared to having $479,581 on December 31, 2005. On December 31, 2006, the Company had a positive working capital surplus of $87,596 as compared to a positive working capital position of $323,563 on December 31, 2005.

As of the date of this Annual Report, the Company has approximately only $16,231.00 in positive working capital. As a result, it is unable to undertake significant work programs and exploration on its mineral properties without first raising further financing.

5.C Research and development, patents and licenses, etc.

Our methods of exploration, development and extraction are not unique to our Company but are common in our industry.

We do not rely on patents, technological licenses or intellectual property licenses in our operations.

We did not have any research and development expenditures in the year ended December 31, 2006 or any past years.

5.D Trend information

 Our Hatchet Lake and Doran mineral properties are prospective for uranium.  There are few producers of uranium in the world and the market is dominated by seniors producers Cameco (Canada), Areva (formerly Cogema, France) Energy Resources (Australia), Denison (Canada) and SXR (South Africa). The market for uranium is a homogeneous, integrated commodities market.

The market is not one that is particularly susceptible to the influence of one or more large suppliers or buyers. The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$135/lb. on June 11, 2007.

The Smeaton properties are prospective for diamonds.  The diamond industry traditionally is controlled by the DeBeers cartel with the exception of “blood diamonds” from conflict areas of the world and small production from non-cartel countries.  During the 1990s, discoveries in Northern Canada have made Canada one of the top five producers worldwide.  Should our properties become economic producers, our production would likely have virtually no impact on world prices for diamonds.

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

Not Applicable.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation

Gregory F. Kennedy	57	President of the Company
President, Director
Victoria, BC

Dr. Paul Shatzko	72	Director of several companies
Director, Chairman
Langley, BC

Michael B. Hart	58	Director, Secretary
Director, Secretary		Management Consultant and President of Hart-Byrne Enterprises Ltd.
Roberts Creek, BC

Corey Klassen	36	Director
Calgary, AB		Mortgage Broker, Wells Fargo Financial

Executive Officers:

Name of Officer	Age	Office

Gregory F. Kennedy	57	President, Chief Executive Officer
Michael B. Hart	58	Secretary
Pradeep Varshney	50	Chief Financial Officer

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

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Gregory F. Kennedy – Director, President and Chief Executive Office

At our annual general meeting in April 2004, Mr. Kennedy was appointed as President of the Company. Since May 2003, Greg Kennedy has been a director of the Company. Since July 2001, Mr. Kennedy was the Vice President of Operations from July 2002 until September 2004 and a director from July 2002 until August 2006, a Director of Abbastar Holdings Ltd. (TSX:V-ABA.H.), formerly Fountain House Holdings located in Vancouver, British Columbia. In May 2007 ABA.H changed its name from Abbastar Holdings to Abbastar Uranium, reflecting a change of business and graduation to a Tier II listing on the TSX Venture Exchange.

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

Michael B. Hart - Director and Corporate Secretary

Mr. Hart has worked in the financial markets sector with a number of large financial institutions between 1983 and 1990 where he acted as an account executive and financial consultant. From 1990-1995, Mr. Hart fulfilled the responsibilities of business and sales manager within the automotive industry. Subsequent to 1995, Mr. Hart worked with an investment-banking group that was responsible for taking projects from Carinat up to the public markets and has had experience with public companies in the oil and gas industry. Currently, Mr. Hart is President of Hart-Byrne Enterprises Ltd. a private British Columbia company and is a member of the Board of Directors of AMG Oil Ltd. and Durum Consolidated Energy. Mr. Hart is a Member of the Board and the Corporate Secretary for Entourage Mining Ltd.

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

Pradeep Varshney, Chief Financial Officer

Pradeep Varshney is a Certified General Accountant. In addition, he has an MBA from the University of Western Ontario, and an MS (Chemical Engineering) from the University of New Hampshire, USA. Mr. Varshney has been involved with public companies for the last 12 years. He was formerly the CFO of Mountain Province Diamonds Inc. and Gee-Ten Ventures Inc.

6.B Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2006.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Awards		LTIP payouts ($)	All Other Compensation ($)[2]
					Restricted Stock Awards ($)	Securities Underlying Options/ SAR’s (#)
Gregory F. Kennedy, President, Chief Executive Officer & Director	2006	Nil	Nil	60,000[3]	Nil	1,150,000	Nil	Nil
Michael Hart, Secretary &Director	2006	Nil	Nil	3,000	Nil	700,000	Nil	Nil
Paul Shatzko, Chairman & Director	2006	Nil	Nil	16,500[4]	Nil	1,200,000	Nil	Nil
Corey Classen, Director	2006	Nil	Nil	Nil	Nil	500,000	Nil	Nil

1 The value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus
2 For further details, refer to the heading "Related party transactions" below
3 Paid or accrued as a payable for management fees of which $24,250 remained payable as of December 31, 2006
4 Paid or accrued as a payable for management fees of which Nil remained payable as of December 31, 2006

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

6.E Share ownership

Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Gregory F. Kennedy	10,000	<1%
Paul Shatzko	280,000	<1%
Michael Hart	0	0%
Pradeep Varshney	212,000	<1%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report, which are 76,881,894.

The following incentive stock options are outstanding to our directors and officers:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price*	Expiry Date
Gregory F. Kennedy	420,000/1,150,000	$0.15/$0.25	February 9, 2009
Michael Hart	50,000/700,000	$0.15/$0.25	February 9, 2009
PradeepVarshney	0/500,000	$0.15/$0.25	February 9, 2009
Paul Shatzko	300,000/1,200,000	$0.15/$0.25	February 9, 2009
Corey Klassen	200,000/500,000	$0.15/$0.25	February 9, 2009

The Company, on February 27, 2007, announced that it was repricing 1,550,000 stock options (with an original exercise price of $0.30USD) and 3,500,000 stock options (with an original exercise price of $040USD). The new exercise price for all of these options is $0.25USD. This repricing was effected on May 30, 2007 by the board of directors as administrators of the Company's stock option plan.

The Company Stock Option Plan provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant or such other price as the Directors, in their discretion, may determine. The Company has reserved and authorized 7,200,000 shares for issuance under the Stock Option Plan.

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

As of the date of this annual report, there are 76,881,894 common shares issued and outstanding in our capital stock. We are authorized to issue an unlimited number of common shares and preferred shares. We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
101047025 Saskatchewan Ltd	3,888,888	5.2%
CMKM Diamonds Inc. (Shareholders)*	45,000,000	59%

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

Of our 86 registered shareholders, 62 are Canadian residents and 24 are United States residents.

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

7.B Related party transactions

 Fiscal Year Ended December 31, 2004:

At December 31, 2004 the Company owed $196,777 to directors and former directors and to companies controlled by the former directors for consulting fees and for expenses paid on behalf of the Company.

In 2004 the Company incurred $35,000 to one officer.

Fiscal Year Ended December 31, 2005:

Amounts payable to related parties as of December 31, 2005 of $53,750.

During the year ended December 31, 2005 the Company incurred $72,500 in management fees to two of its officers.

During the year ended December 31, 2005 the Company incurred $12,854 in management fees to another of its officers (2004 – $1,300).

During the year ended December 31, 2005, a former director and a company controlled by the same former director forgave a debt of $102,327 owing to them by the Company. This amount was recorded as additional paid-in capital.

Fiscal Year Ended December 31, 2006:

Amounts payable to related parties as of December 31, 2006 of $29,352 is owed to directors for consulting fees and for expenses paid on behalf of the Company.

During the year ended December 31, 2006 the Company incurred $100,500 in management fees to its officers   (Refer to Note 9.)

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

ITEM 8.           FINANCIAL INFORMATION

8.A           Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2006 with comparatives for December 31, 2005, have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

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

Export Sales

The Company had no export sales in its latest financial year ended December 31, 2006 and, as a result, the percentage of export sales for the Company was zero.

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

ITEM 9.           THE OFFER AND LISTING

A.           Offer and listing details

Our shares commenced trading on February 2, 2004 on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF.

The following table sets forth the high and low closing prices in US funds of our common shares traded:

Annual Periods	High	Low

February 2, 2004 to December 31, 2004	$0.50	$0.083
January 1, 2005 to December 31, 2005	$0.70	$0.10
January 1, 2006 to December 31, 2006	$0.54	$0.17

Quarterly Periods

	High	Low
February 2004 to March 2004	$0.45	$0.10
April 2004 to June 2004	$0.50	$0.30
July 2004 to September 2004	$0.43	$0.125
October 2004 to December 2004	$0.20	$0.083
January 2005 to March 2005	$0.30	$0.18
April 2005 to June 2005	$0.45	$0.17
July 2005 to September 2005	$0.24	$0.12
October 2005 to December 2005	$0.70	$0.17
January 2006 to March 31, 2006	$0.54	$0.29
April 1, 2006 to June 30, 2006	$0.43	$0.20
July 1, 2006 to September 30, 2006	$0.35	$0.20

October 1, 2007 to December 31, 2006	$0.35	$0.17
January 1, 2007 to March 31, 2007	$0.35	$0.17

Monthly Periods
	High	Low
December 2004	$0.20	$0.165
January 2005	$0.30	$0.20
February 2005	$0.22	$0.18
March 2005	$0.34	$0.22
April 2005	$0.51	$0.25
May 2005	$0.30	$0.18
June 2005	$0.242	$0.16
July 2005	$0.24	$0.17
August 2005	$0.22	$0.17
September 2005	$0.18	$0.12
October 2005	$0.70	$0.10
November 2005	$0.50	$0.16
December 2005	$0.17	$0.29
January 2006	$0.54	$0.29
February 2006	$0.48	$0.37
March 2006	$0.43	$0.33
April 2006	$0.43	$0.23
May 2006	$0.40	$0.23
June 2006	$0.36	$0.20
July 2006	$0.35	$0.21
August 2006	$0.29	$0.20
September 2006	$0.40	$0.25
October 2006	$0.31	$0.27
November 2006	$0.30	$0.17
December 2006	$0.27	$0.20
January 2007	$0.25	$0.17
February 2007	$0.27	$0.18
March 2007	$0.35	$0.20
April 2007	$0.26	$0.19
May 2007	$0.24	$0.17

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

ITEM 10.           ADDITIONAL INFORMATION

10.A           Share Capital

Not Applicable.

10.B           Memorandum and articles of association

We have no bylaws under British Columbia law.  We have Articles of Incorporation.

This information has been provided in the Company’s Annual Report of Form 20-F filed in June 2006 on the SEC’s Edgar site and is incorporated by reference herein.

10.C           Material contracts

There are no material contracts except as discussed in this Annual Report and except as entered into in the ordinary course of business. The following material contracts referred to in this Annual Report may be inspected at our offices during normal business hours.

1.

Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

2.

Agreement dated March 15, 2005 between Fayz Yacoub and the Company, and amended March 6, 2007 whereby the Company can acquire a 100% interest in the Doran Uranium Property (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

3.

Agreement dated April 7, 2005 United Carina Resources Corp. and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

4.

Agreement dated April 21, 2005 between the Company and  United Carina Resources Corp. whereby United Carina may acquire up to a 10% interest in the Company’s Black Warrior Project (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

5.

Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (referenced by way of the Company’s 20-F filing dated July 1, 2005), and

6.

Agreement dated October 20, 2005 between the Company and  United Carina Resources Corp. whereby the Company may acquire a 50% interest in the Hatchet Lake Property; such agreement superceding the 20% interest agreement note in 4 above (referenced by way of the Company’s 6-K- filing dated November 23, 2005), and

7.

Assignment Agreement dated October 20, 2005 between the Company and CMKM Diamonds Inc., whereby the Company assumed all of the rights of CMKM, if any, in the Hatchet Lake Property (referenced by way of the Company’s 6-K filing dated November 23, 2005), and

8.

Agreement dated October 20, 2005 between the Company and 101047025 Saskatchewan Ltd., whereby the Company may acquire up to 80% interest in the Smeaton/Forte a la Corne properties (referenced by way of the Company’s 6-K filing dated November 25, 2005).

9.

Agreement dated February 13, 2007 between the Company and Abbastar Uranium Corp. (formerly Abbastar Holding Ltd.) whereby Abbastar may earn up to 70% interest in the Doran uranium prospect in Costebelle Township, Quebec. (referenced by way of form 6-k on February 14, 2007)

10.D           Exchange Controls

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

10.I           Subsidiary information

We have one subsidiary, Entourage USA Inc. located 711 S. Carson Street, Suite 4, Carson City, NV 89701.   The subsidiary company is seeking mineral prospects in the United States.

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

16.C           Principal Accountant Fees and Services

(a)           Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant(s) for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $22,000 for the year ending December 31, 2006. For year 2005 the amount was $16,000.

(b)           Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were $1,500 for year 2005; year 2004 were nil.

(c)           Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning & tax return preparation were $3,500 for 2006 and $3,500 for 2005.

(d)

All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil in the year ending December 31, 2006 and $nil in the year ending December 31, 2005.

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

PART III

ITEM 17.           Financial Statements

Our financial statements are attached hereto immediately after the signatures section. Our audited financial statements include:

•

our balance sheets as at December 31, 2006 and December 31, 2005;

•

statements of loss and deficit for the periods ended December 31, 2006 and December 31, 2005;

•

statements of cash flows for the periods ended December 31, 2006 and December 31, 2005; and

•

notes to the financial statements.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF OPERATIONS

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the consolidated balance sheets of Entourage Mining Ltd. (an exploration stage company) as at December 31, 2006 and 2005 and the consolidated statements of operations, stockholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Entourage Mining Ltd. for the period from January 16, 1995 (inception) to December 31, 2003 were reported upon by other auditors and reflect a total net loss of $958,486 of the related cumulative totals.  The other auditor’s reports have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the reports of such other auditors.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended and for the period from January 16, 1995 (inception) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, to date the Company has incurred losses of $14,956,934 since inception, has no sources of revenue, and further losses are anticipated.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP

CHARTERED ACCOUNTANTS

Vancouver, Canada

April 16, 2007

 ENTOURAGE MINING LTD.

           (An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

      (Stated in Canadian Dollars)

	DECEMBER 31
	2006	2005

ASSETS

Current
Cash	$126,611	$479,581
Advances and prepaid expenses	27,994	4,084
Goods and services tax recoverable	35,442	25,351
	190,047	509,016
Equipment (Note 3)	3,716	5,020

	$193,763	$514,036

LIABILITIES

Current
Accounts payable and accrued liabilities	$73,099	$131,703
Due to related parties (Note 6)	29,352	53,750
	102,451	185,453

CONTINGENCIES AND COMMITMENTS (Notes 1, 4, and 9)

STOCKHOLDERS’ EQUITY

Capital Stock (Note 5)
Authorized:
100,000,000 common voting shares without par value
Issued:
76,015,227 common voting shares (2005 – 24,351,839)	12,125,964	2,778,791

Obligation to issue shares (Note 4)	-	8,638,667

Additional paid in capital	2,922,282	894,898

Deficit accumulated during the exploration stage	(14,956,934)	(11,983,773)
	91,312	328,583

	$193,763	$514,036
Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in Canadian Dollars)

	YEARS ENDED DECEMBER 31		June 16, 1995 (inception) To
	2006	2005	December 31, 2006
	$	$	$
Expenses
Amortization	1,303	1,789	4,128
Consulting	70,166	42,762	149,641
Consulting – stock based compensation (Note 5)	2,027,384	163,400	2,611,784
Interest expense and bank charges	1,139	2,104	11,830
Management fees	100,500	85,354	452,154
Mineral property acquisition and exploration costs (Note 4)	632,122	9,610,348	10,929,447
Office and sundry	66,262	58,039	392,479
Professional fees	53,359	81,401	296,698
Travel and promotion	65,593	43,763	175,935

Loss Before Taxes	(3,017,828)	(10,088,960)	(15,024,096)

Deferred tax recovery (Note 7)	44,667	20,119	67,162

Net Loss for the Year	(2,973,161)	(10,068,841)	(14,956,934)

Loss Per Share, basic and diluted	(0.04)	(0.57)

Weighted Average Common Shares Outstanding, basic and diluted	74,380,281	17,647,542

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	5	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	5	1	-	-	(38,624)	(38,623)
Shares issued for cash	9,130,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	9,130,005	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	9,130,005	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	9,130,005	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	9,130,005	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	9,130,005	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	9,130,005	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	9,130,005	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for mineral property	6,000,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	15,130,005	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for cash at $0.22 per share	997,500	219,450	-	-	-	219,450
February 5, 2004 – deferred tax recovery on 108,000 flow-through shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash at $0.404 per share	698,000	282,331	-	-	-	282,331
August 24, 2004 – stock options exercised at $0.33 per share	100,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued for cash at $0.18 per share inclusive of 132,500 shares as finders’ fees	2,948,000	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $0.39 per share	150,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(3,750,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Stated in Canadian Dollars)

DEFICIT
ACCUMULATED
NUMBER		OBLIGATION	ADDITIONAL	DURING
OF		TO ISSUE	PAID-IN	EXPLORATION
SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
	$	$	$	$	$

Balance, December 31, 2004, carried forward	16,273,505	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)	-	-	-	(3,000)
March 21, 2005, shares issued for property acquisition at U.S. $0.30 per share	125,000	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares issued at $0.20 per share	295,000	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 295,000 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at U.S. $0.15 per unit	550,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at U.S. $0.11 per unit	1,275,000	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at U.S. $0.15 per share	250,000	44,147	-	-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $0.30 per share	50,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at U.S. $0.15 per share inclusive of 200,000 shares finders’ fees	5,533,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares (Note 4)	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	24,351,839	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a deemed price of US $0.15 per share	48,888,888	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $0.15 per share	410,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $0.30 per share	744,500	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at U.S. $0.36 per share	125,000	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $0.25 per share	340,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $0.25 per share	955,000	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow- through private placement at $0.23 per share	200,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 540,000 flow-through shares	-	(44,667)		-	-	(44,667)

Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	YEARS ENDED		June 16, 1995 (inception)
	DECEMBER 31		to
	2006	2005	December 31, 2006
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	(2,973,161)	(10,068,841)	(14,956,934)
Adjustments to reconcile net loss to net cash from operating activities:
Amortization	1,303	1,789	4,128
Stock based compensation	2,027,384	163,400	2,611,784
Exploration and mineral property acquisition costs	51,772	8,684,271	8,854,831
			-
Deferred tax recovery	(44,667)	(20,119)	(67,162)
Changes in non-cash operating working capital items:
Advances and prepaid expenses	(23,910)	(2,100)	(27,994)
Goods and Services Tax recoverable	(10,091)	(1,034)	(35,442)
Accounts payable and accrued liabilities	(58,604)	7,045	73,099
Due to related parties	(24,398)	(40,700)	332,350
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(1,054,372)	(1,276,289)	(3,211,340)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		-	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	701,402	1,322,253	3,345,796
NET CASH FLOWS FROM FINANCING ACTIVITIES	701,402	1, 322,253	3,345,796

INCREASE (DECREASE) IN CASH	(352,970)	45,964	126,611
CASH, BEGINNING OF THE YEAR	479,581	433,617	-

CASH, END OF THE YEAR	126,611	479,581	126,611

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING

AND FINANCING ACTIVITIES (Refer to Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

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

As reported in the accompanying consolidated financial statements, the Company has incurred a net loss of $2,973,161 for the year ended December 31, 2006, and has accumulated a net loss of $14,956,934 since its inception.  The Company has no sources of revenue.  The continuance in the future of the Company is dependent upon its ability to obtain financing and upon future acquisition, exploration and development of profitable operations from mineral property interests.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.

SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and in management’s opinion have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned inactive subsidiary, Entourage USA Inc. which was incorporated in the State of Nevada on November 3, 2003.  All inter-company transactions have been eliminated upon consolidation.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

b)

Mineral Claim Payments and Exploration Expenditures

The Company is primarily engaged in the acquisition, exploration and development of mineral properties.

Mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  Mineral property acquisition costs are expensed as incurred if the criteria for capitalization are not met.  In the event that mineral property acquisition costs are paid with Company shares, those shares are valued at market at the time the shares are due.

Mineral property exploration costs are expensed as incurred.

When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments, whether in cash or shares, are recorded only when the Company has made or is obliged to make the payment or issue the shares.  Because the Company has not yet earned the legal rights to its mineral properties under option agreements, all option payments have been expensed to date.

When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.

Estimated future removal and site restoration costs, when determinable are provided over the life of proven reserves on a units-of-production basis.  Costs, which include production equipment removal and environmental remediation, are estimated each period by management based on current regulations, actual expenses incurred, and technology and industry standards.  Any charge is included in exploration expense or the provision for depletion and depreciation during the period and the actual restoration expenditures are charged to the accumulated provision amounts as incurred.

As of the date of these financial statements, the Company has incurred only acquisition option payments and exploration costs which have been expensed as incurred.

To date the Company has not established any proven or probable reserves on its mineral properties.

c)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period.   Significant areas requiring the use of management estimates relate to allocations of expenditures to resource property interests, mineral property carrying values, useful lives of equipment for depreciation and amortization, asset impairment tests, and determination of fair value for stock based transactions.  Other areas requiring estimates include deferred tax balances and valuation allowances. Financial results as determined by actual events could differ from those estimates.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

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

f)

Capital Stock – Flow-through shares

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the flow-through shares. The stockholders' equity is reduced and a liability is recognized for this difference which amounted to $44,667 and $20,119 for the flow-through shares issued in 2006 and 2005 respectively. The liability is reversed when the tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense (recovery) is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

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

h)

Financial Instruments

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities and amounts payable to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

h)

Financial Instruments (continued)

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

i)

Income Taxes

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109 – “Accounting for Income Taxes” (SFAS 109).  This standard requires the use of the asset and liability approach for accounting and reporting of income taxes.  Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  To the extent that it is more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

j)

Stock Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments.  In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method.  The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation.  The Company has elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R.  The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006 the first day of the Company’s fiscal year 2006.  Stock-based compensation expense for awards granted prior to January 1, 2006 is based on the grant date fair-value as determined under the pro forma provisions of SFAS No. 123.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

j)

Stock Based Compensation  (continued)

Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25.  The Company applied the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, as if the fair-value-based method had been applied in measuring compensation expense.  Under APB Opinion No. 25, when the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized.

k)

Loss Per Share

Basic loss per common share is computed in accordance with SFAS No. 128 – “Earnings Per Share” by dividing income and losses by the weighted average number of common shares outstanding for the year.  Diluted loss per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented, diluted loss per share is equal to basic loss per share as the effect of potential dilution of securities is anti-dilutive.

l)

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis.  SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed.  This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".  This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140.  The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs.  SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006.  This adoption of this statement is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

l)

Recent Accounting Pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.  The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007.  The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”.  This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.  This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.  The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006.  The adoption of this statement has not had a material effect on the Company's future reported financial position or results of operations.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006.  The adoption of SAB No. 108 has not had a material effect on the Company’s financial position and results of operations.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

3.

EQUIPMENT

	2006			2005
	Cost	Accumulated amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
	$	$	$	$	$	$
Office furniture	2,812	1,192	1,620	2,812	788	2,024
Computer equipment	5,033	2,937	2,096	5,033	2,037	2,996
	7,845	4,129	3,716	7,845	2,825	5,020

4.

MINERAL EXPLORATION PROPERTIES

a)

Nevada Property – Black Warrior Project

Pursuant to the terms of a Mining Sublease and Option to Purchase Agreement, dated June 1, 2004, the Company acquired a mining lease and an option to acquire a 100% interest in and to certain patented and un-patented mineral claims located in Esmeralda County, Nevada.  The lease was for an initial ten-year term with ten one year extensions available and was subject to a 3% NSR.

There was no exploration work done on the Black Warrior Project in 2006 and in November 2006 the Company informed the Lessor of its intend to relinquish its interest in the Black Warrior project. On December 6, 2006 the Company paid $7,500 (the estimated cost of reclamation) to the Lessor (Goodsprings Development Corp.) to remediate the property.

b)

Doran Property (Quebec)

       i)

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 750,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.

$35,000 and 125,000 common shares within ten business days of the date of approval of the agreement (paid and issued);

b.

$35,000 and 125,000 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);

c.

$75,000 and 250,000 common shares on or before March 15, 2007 (paid and issued); and expending $300,000 on or before March 15, 2007 (incurred in 2006); and

d.

$75,000 and 250,000 common shares on or before March 15, 2008 (issued March 12, 2007); and expend an additional $500,000 on or before March 15, 2008.

ii)

The property interest is subject to a 2.5% NSR.  The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

4.

MINERAL EXPLORATION PROPERTIES (continued)

 b)

Doran Property (Quebec) (continued)

iii)

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and expending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property).  The terms of the Option are subject to the approval of the TSX Venture Exchange and provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by expending $500,000;

15% additional interest by expending an additional $1,000,000;

15% additional interest by expending an additional $1,500,000; and

20% additional interest by expending an additional $2,000,000.

iv)

In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (500,000) due to the Doran Property vendor on March 12, 2007.

c)

Hatchet Lake Property (Saskatchewan)

By agreement dated April 7, 2005. as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) in consideration for:

1.

a cash payment of $220,000 on or before November 15, 2005 (paid);

2.

making the following exploration expenditures on the property:

(a)

$100,000 on or before December 31, 2005 (completed February 2, 2006);

(b)

An additional $300,000 on or before February 1, 2006 (extended to June 30, 2006, per February 2, 2006 letter agreement; re-extended to July 1, 2007 per agreement dated June 30, 2006);

(c)

An additional $450,000 on or before November 15, 2006 (extended to November 15, 2007 by agreement dated June 30, 2006) and

(d)

An additional $450,000 on or before November 15, 2007 (extended to November 15, 2008 by agreement dated June 30, 2006).

3.

Upon payment of the $220,000 cash payment and completion of the expenditures as noted in (ii)(a) to (c) above, the Company will have exercised the Option as to a 25% interest in the property.

4.

Upon payment of the $220,000 cash payment and completion of all of the expenditures as noted in (ii) above, the Company will have exercised the option and earned a 50% interest in the Property.

5.

The term of the Agreement is for 5 years at which time the agreement, and the option granted thereunder, shall terminate if the option has not been exercised.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

On October 20, 2005, the Company, by way of an assignment agreement with CMKM Diamonds Inc. (“CMKM”) and United Carina Resources Corp. (“United Carina”) the Company increased its interest in the Hatchet Lake property from an option to acquire 10% to an option to acquire 50%, by assuming all of the interests of CMKM in the Hatchet Lake properties.

4.

MINERAL PROPERTY INTERESTS (continued)

c)

Hatchet Lake Property (Saskatchewan) (continued)

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

(a) on or before December 31, 2005, $100,000 (completed February 2, 2006);

(b)

on or before February 1, 2006, an additional $300,000 (extended to June 30, 2006 per February 2, 2006 letter agreement; re-extended to July 1, 2007 per agreement dated June 30, 2006);

(c) on or before November 15, 2006, an additional $450,000 (extended to November 15, 2007 by agreement dated June 30, 2006); and

(d) on or before November 15, 2007, an additional $450,000 (extended to November 15, 2008 by agreement dated June 30, 2006).

d)

The Smeaton/Forte a la Corne  Property (Saskatchewan)

By agreement dated October 20, 2005, as amended November 16, 2005, the Company entered into an option agreement with 101047025 Saskatchewan Ltd. (a private company) ("1010" or the “Operator”) to acquire an undivided 80% mineral rights interest in and to the Smeaton/Forte a la Corne diamond property in Saskatchewan.

Under the terms of this agreement the Company issued 33,888,888 common shares in its capital stock (the "Smeaton/Fort a la Corne Shares") on January 3, 2006 of which 30,000,000 common were issued to CMKM and 3,888,888 shares were issued to 1010.  The 33,888,888 shares were recorded as mineral property expenditures and an obligation to issue shares totaling $5,988,167 in the year ended December 31, 2005.

The Smeaton/Forte a la Corne diamond property was the subject of an agreement between 1010 and CMKM dated August 1, 2003.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

In consideration of this option agreement, the Company has agreed to spend $2,500,000 on the Smeaton/Forte a la Corne properties over five years.  There is no timetable or minimum requirements for these expenditures and the Company may, at its election, decide to pay the $2,500,000 in cash or in common shares of the Company to 1010.  During 2006 the Company advanced $79,172 to 1010 (2005 - $121,458) as payment towards the maintenance of the claims under option.

In 2005 and early 2006, the Company advised 1010, which acts as the Operator of the Property,  that it would not participate in any exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 and mining best practices.   1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totalling $280,000.

4.

MINERAL PROPERTY INTERESTS (continued)

d)

The Smeaton/Forte a la Corne  Property (Saskatchewan) (continued)

The Company believes that it is not liable, under the terms of the Agreement or in any other way, for these invoices and has so advised 1010, most recently in its letter to 1010 dated April 27, 2007.  Accordingly no accrual has been made for this contingent liability.  To date, no collections or other proceedings have been commenced by 1010.

There is a risk that 1010 might commence collections or other proceedings.  In that event, while the Company would vigorously defend its position that it is not liable in any way for funds claimed pursuant to the invoices, there is the risk that a proceeding by 1010 could be successful.  The Company cannot assess the probability of that risk.

e)

Forte Diamond Property (Saskatchewan)

On October 20, 2005, the Company entered into an agreement (the “Forte Diamond agreement”) with CMKM and Nevada Minerals, Inc. (a private Nevada corporation).  The Company acquired all of CMKM's interest, in the agreement dated July 18, 2004, between CMKM and Nevada Minerals Inc. The Company acquired the right to an undivided 36% interest in the Forte diamond property, for consideration of the issuance of five million shares of the Company to CMKM shareholders. Upon completion of the due diligence on the Forte Diamond property in 2006, the Company decided not to proceed with this acquisition.

f)

Yukon Property

On November 1, 2005, the Company, having expended more than $300,000 on exploration of this property, abandoned its option interest in the Yukon Property due to poor results of exploration work.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

CAPITAL STOCK

a)

Issued Shares

i)

On March 21, 2005 the Company issued 125,000 shares for a deemed consideration of $45,604 under the option agreement to acquire interest in 44 mineral claims known as Doran Property situated in southeast Quebec.

ii)

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

iii)

On October 7, 2005 the Company completed a private placement of 1,275,000 units of the Company's shares, at U.S. $0.11 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant enables the holder to acquire an additional share, at U.S. $0.25 each, for a period of two years. The Company received proceeds of U.S. $140,250 (CDN $165,154).

5.

   CAPITAL STOCK (continued)

a)

Issued Shares (continued)

iv)

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

v)

During the year ended December 31, 2005, 250,000 shares were issued at U.S. $0.15 per share pursuant to the exercise of stock options, and 50,000 shares were issued at $0.30 per share pursuant to exercise of warrants.

vi)

On January 3, 2006 the Company issued 48,888,888 shares at a price of US$0.15 per share, for mineral property acquisitions (Notes 4 (d), (e) and (f)).

vii)

On May 24, 2006, the Company closed a flow through private placement of 340,000 units at US $0.25 for total proceeds of $93,585.00 (US$85,000) (each unit consisting of one common share and one half share purchase warrant wherein the holder, by offering two half purchase warrants, may purchase an additional share at US $0.30 for two-years). Both the common shares and the share purchase warrants comprising the units are flow-through.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

viii)On December 27, 2006 the Company closed a non-brokered flow through private placement of 200,000 units at $0.23 for proceeds of $46,000. Each unit consists of one flow through share and one-half flow through warrant enabling the purchaser to exchange one full flow through warrant for one flow through common share at a price of $0.35 for a period of two years.

ix)

On March 7, 2006 the Company issued 125,000 shares for a consideration of $51,772 under the option agreement to acquire interest in 44 mineral claims known as Doran Property situated in southeast Quebec.

x)  During the year ended December 31, 2006, 410,000 shares were issued at U.S. $0.15 per share pursuant to exercise of stock options. Pursuant to exercise of warrants 744.500 shares were issued at $0.30 per share and 955,000 shares were issued at US$0.25 per share.

b)

Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 1,600,000 share purchase options to be granted at US $0.25 per share, for a period not to exceed five years.  In November 2004 the SOP was amended to provide for the issuance of up to 2,200,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 2,200,000 shares to 7,200,000 shares.

The Company accounts for the grant of options using the fair value method prescribed in SFAS No. 123R, using the Black-Scholes option pricing model. Compensation for unvested options is amortized over the vesting period.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

CAPITAL STOCK (continued)

b)

Stock Options (continued)

On September 29, 2005, the Company cancelled the options to purchase 675,000 shares and granted new options to purchase 1,425,000 shares at U.S. $0.15 per share with the expiry date being February, 2009. As a result, in accordance with SFAS 123R, a stock based compensation expense of $163,400 was estimated using the Black-Scholes option pricing model with the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 188%, (3) risk free interest rate of 3.5% and, (4) expected life of 5 years.  The weighted average fair value of options granted for the year ended December 31, 2005 was $0.15 (2004 - $0.29).

In January 2006 the Company filed a form S-8 to register shares issuable under the Company’s Stock Option Plan which provides that a total of 7,200,000 shares of common stock can be issued as incentive stock options to directors, employees and consultants of the Company. During January 2006, the Company granted to directors, employees and consultants, stock options to purchase 3,500,000 shares at U.S. $0.40 per share. As a result, in accordance with SFAS 123R, a stock based compensation expense of $1,717,984 was estimated using the Black-Scholes option pricing model with the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 140%, (3) risk free interest rate of 3.5% and, (4) expected life of 3.05 years.

On June 30, 2006, the Company granted to directors, employees and consultants, additional stock options to purchase 1,550,000 shares at U.S. $0.30 per share. As a result, in accordance with SFAS 123R, a stock based compensation expense of $309,400 was estimated using the Black-Scholes option pricing model with the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 140%, (3) risk free interest rate of 3.5% and, (4) expected life of 2.58 years.

Activity under the Plan is summarized as follows:

	Options Outstanding	Weighted Average Exercise Price (U.S. $)	Weighted Average Life
Balance, December 31, 2004	1,350,000	0.15	2.99
Cancelled	(675,000)	-	-
Granted	1,425,000	-	-
Exercised	(250,000)	-	-
Balance December 31, 2005	1,850,000	0.15	3.09
Granted	5,050,000	-	-
Exercised	(410,000)	-	-
Balance, December 31, 2006	6,490,000	0.32	2.09

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

5.

CAPITAL STOCK (continued)

b)

Stock Options (continued)

The following table summarizes information concerning outstanding and exercisable common stock options under the Plan at December 31, 2006:

Range of Exercise Prices	Options Outstanding	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
U.S. $0.15 - U.S. $0.40	6,490,000	2.09	U.S. $0.32	6,490,000	U.S. $0.32

c)

Warrants

	Warrants Outstanding	Weighted Average Exercise Price ($ U.S.)	Weighted Average Life

Balance, December 31, 2004	4,403,000	0.25	1.73
Granted	7,158,334	-	-
Exercised	(50,000)	-	-
Balance, December 31, 2005	11,511,334	0.68	3.61
Granted	270,000	-	-
Exercised	(1,699,500)	-	-
Expired	(3,878,500)	-	-
Balance, December 31, 2006	6,203,334	0.25	0.90

The following table lists the common share warrants outstanding at December 31, 2006.  Each warrant is exchangeable for one common share.

Warrants Outstanding	Exercise Price	Expiry Date

600,000	U.S. $0.25	October 6, 2007
5,333,334	U.S. $0.25	November 16, 2007
170,000	U.S. $0.30	May 23, 2008
100,000	CDN $0.35	December 27, 2008
6,203,334

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

6.

RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2006 of $29,352 (2005 - $53,750) is owing to directors and former directors and to companies controlled by the former directors for consulting fees and for expenses paid on behalf of the Company.

During the year ended December 31, 2006 the Company incurred $100,500 in management fees to its officers (2005 - $85,354).  (Refer to Note 9.)

During the year ended December 31, 2005, a former director and a company controlled by the same former director forgave a debt of $102,327 owing to them by the Company. This amount was recorded as additional paid-in capital.

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

7.

INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2006	2005
	$	$
Loss before income taxes	(3,017,828)	(10,088,960)
Corporate tax rate	34.1%	34.1%

Expected tax expense (recovery)	(1,029,079)	(3,440,335)
Increase (decrease) resulting from:
Amounts not deductible for tax	699,319	73,180
Renounced exploration expenditures	44,667	20,119
Change in deferred tax asset valuation allowance and other	240,426	3,326,917

Deferred income tax provision (recovery)	(44,667)	(20,119)

The Company’s tax-effected deferred income tax assets and liabilities are estimated as follows:

	2006	2005
	$	$
Mineral properties in excess of carrying value	3,652,000	3,484,000
Non-capital losses available	343,000	217,400
Other	18,000	10,600
Potential deferred income tax assets	4,013,000	3,712,000
Less: valuation allowance	(4,013,000)	(3,712,000)
Net Deferred Income Tax Asset	-	-

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $974,000 (2005 - $796,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

7.

INCOME TAXES (continued)

Year of Expiry	Amount
$
2007	67,000
2008	59,000
2009	59,000
2010	73,000
2014	212,000
2015	211,000
2026	326,000
1,007,000

The Company has certain resource related deductions and other losses of approximately $10,710,000 (2005 - $10,217,000) which may be available to be offset against future taxable income in Canada.  The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

8.

SUPPLEMENTAL CASH FLOW INFORMATION AND

NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended December, 2006	Year ended December, 2005
Cash paid during the year for:
Interest	$ 343	$ 486
Income taxes	$ -	$ -

During the year ended December 31, 2006, the Company issued 48,888,888 shares at a price of US$0.15 per share, for mineral property acquisitions (Notes 4 (d), (e) and (f))

During the year ended December 31, 2006, the Company issued 125,000 shares at a value of $51,772 under the option agreement to acquire interest in 44 mineral claims known as Doran, Quebec Property situated in southeast Quebec.

During the year ended December 31, 2005, the Company issued 125,000 shares for acquiring the Doran, Quebec property, at a value of $45,604.

During the year ended December 31, 2005, a former Director and a company controlled by the same former director forgave a debt of $102,327 owing to them by the Company. This amount was recorded as additional paid-in capital.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

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

10.

SUBSEQUENT EVENTS

In addition to other subsequent events previously mentioned elsewhere in these financial statements, the following events occurred subsequent to December 31, 2006:

(a)

100,000 incentive stock options with an exercise price of US $0.15 were exercised by two optionees for net proceeds of $15,000, and ;

(b)

on March 30, 2007, the Company closed a US $0.15 per unit private placement of 266,667 units (with one share and one-half one year warrant  exercisable at $0.25) for net proceeds of U.S. $40,000.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

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

(c)

Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and

(d)

Agreement dated April 7, 2005 between Carina Uranium Corp. (formerly Carina Uranium Corp. (formerly known as United Carina Resources Corp.).) and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and

(e)

Agreement dated April 21, 2005 between the Company and Carina Uranium Corp. (formerly known as United Carina Resources Corp.) whereby Carina may acquire up to a 10% interest in the Company’s Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and

(f)

Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and

(g)	Agreement between the Company and Carina Uranium dated October 21, 2005 whereby the Company may acquire a 50% interest in the Hatchet Lake

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

(Stated in Canadian Dollars)

Property (Incorporated by reference to the Company’s 6-K dated November 23, 2005);

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

(k)	Entourage-10104075 Saskatchewan Ltd.claim file for the Smeaton Property; and

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