Form 20-F
period 2007-12-31
ENTOURAGE MINING LTD
filed 2008-06-30
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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
76,981,894 common shares

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act
[   ] Yes   [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
[   ] Yes   [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes   [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
See definition of “accelerated filer and large accelerated filer” in Rule 12-b of the Exchange Act (Check One):

Large Accelerated Filer [   ]           Accelerated Filer [   ]           Non-accelerated Filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as Issued By the International Accounting Standards Board [ ]	Other [ ]

If this is an Annual Report, indicate by a check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the
Exchange Act)  [   ] Yes   [X] No

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

Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(598,783)	(2,973,161)	(10,068,841)	(956,446)	(319,515)
Earnings(Loss) Per Share	(0.01)	(0.04)	(0.57)	(0.06)	(0.04)

Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd.Avg.No.Shares	76,751,437	74,380,281	17,647,542	15,542,822	9,127,950

Working Capital	(139,410)	87,596	323,563	138,483	(230,498)
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil

Shareholder’s Equity (Deficit)	(136,647)	91,312	328,583	145,292	(421,314)
Total Assets	22,570	193,763	514,036	466,727	106,702

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 23, 2008, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $0.9840. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Bank of Canada. For the past five years ended December 31 and for the last six month ends from December 31, 2007 to May 31, 2008, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period	Average
Year ended Dec 31, 2007	$0.9913
Year ended Dec. 31, 2006	$0.8789
Year ended Dec 31, 2005	$0.8818
Year ended Dec 31, 2004	$0.8254
Year ended Dec 31, 2003	$0.7936

Monthly Period	Low - High

Month ended Dec 31, 2007	$0.9756 -$1.0250
Month ended Jan 31, 2008	$0.9644 -$1.0151
Month ended Feb 29, 2008	$0.9805 -$1.0298.
Month ended Mar 31, 2008	$0.9805 -$1.0241.
Month ended Apr 30, 2008	$0.9713 -$1.0241.
Month ended May 31, 2008	$0.9761 -$1.0179.

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation to December 31, 2007, we have incurred losses totaling $15,555,717. Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan. As at December 31, 2007, we had cash on hand of $2,239 and a working capital deficiency of $139,410. As of this report the Company has cash on hand of approximately $4,200 and a working capital deficiency of $390,000 Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

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

ITEM 4.        INFORMATION ON THE COMPANY

4.A   History and development of the Company

            Our Registered Office in British and principal office is located at 614 – 475 Howe Street, Vancouver, British Columbia, Canada.

            We were originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Business Corporations Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd.

            On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia, Canada.

            We have one subsidiary company, Entourage USA Inc., located at 711 S. Carson Street, Suite 4, Carson City, NV 89701. At present this subsidiary is inactive.

Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04	Year Ended 12/31/03
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(598,783)	(2,973,161)	(10,068,841)	(956,446)	(319,515)
Earnings(Loss) Per Share	(0.01)	(0.04)	(0.57)	(0.06)	(0.04)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Wtd.Avg.No.Shares	76,751,437	74,380,281	17,647,542	15,542,822	9,127,950

Working Capital (Deficiency)	(139,410)	87,596	323,563	138,483	(230,498)
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil

Shareholder’s Equity (Deficit)	(136,647)	91,312	328,583	145,292	(230,498)
Total Assets	22,570	193,763	514,036	466,727	106,702

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

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently has one mineral property option agreement:

  to acquire an 80% interest in 20 prospective diamond exploration claims situated in the Forte a la Corne/Smeaton area of central Saskatchewan; and

  an unencumbered 80%interest:

  in 47 claim uranium prospective claim blocks in Costebelle Township known as the Doran property;

We also intend to seek and acquire additional properties worthy of exploration and development.

Hatchet Lake Properties (Abandoned)

By agreement dated April 7, 2005 as amended October 20, 2005, the Company obtained an option to acquire up to a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”). 40% of the Company’s interest in the Hatchet Lake property was acquired by way of an October 20, 2005 assignment agreement among Entourage Mining Ltd., United Uranium Corp. (formerly United Carina Resources Corp.) and CMKM Diamonds Inc. (“CMKM”), a now defunct OTCBB Pink Sheet issuer.

As a result of this assignment agreement, and the subsequent “New Hatchet Lake Option Agreement”, also dated October 20, 2005, the Company had acquired a right to earn a 50% interest in the Hatchet Lake property.

As consideration for the assignment agreement, the Company agreed to issue 15,000,000 of its common shares (issued January 3, 2006) to the CMKM shareholders. The 15,000,000 shares were to be distributed to the CMKM shareholders, but these shares have not been distributed at the time of this report and there is no indication when or if this distribution may occur.

On June 30th, 2007, United Uranium Corp. extended a July 1, 2007 $300,000 payment deadline, to be paid by the Company, until September 15, 2007. No summer or fall 2007 work program was proposed by United Uranium Corp. so the Company decided that the scant uranium values of two previous abbreviated drill programs (7 ½ drill holes over two years) did not warrant the $300,000 payment and the Company abandoned the Hatchet Lake Uranium prospect.

As well (see note 10 of the attached financial statements), since CMKM failed to distribute the 45,000, (15,000,000 for Hatchet property and 30,000,000 for Smeaton property) shares and because 101047025 Saskatchewan Ltd. (“1010”), in the opinion of the Company, failed to operate the Smeaton property in an operator like fashion and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company, on August 27, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against 1010and CMKM seeking to have the court set aside the October 20, 2005 Mineral Property Option and Assignment Agreements for Hatchet and Smeaton property between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 45,000,000 shares (the “Shares”) paid to CMKM and the 3,888,888 shares paid to 1010 to consummate these agreements. This matter has yet to be resolved in the Courts.

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

The Company advanced Goodsprings $7,500 to reclaim the property and to remediate it to its natural state. Some time in 2007, after the remediated areas pass the scrutiny of the Bureau of Land Management (the “BLM”) the Company will be reimbursed a portion of the $11,400 reclamation bond posted by the Company in May 2005. As well, the Company has been informed by Goodsprings that less than $7,500 was required to remediate the property but both parties agreed that any residual would remain with Goodsprings until the BLM refunded the reclamation bond. The BLM reported to the Company in May 2007 that the Company was eligible to receive 60% of its remediation deposit by making application and the Company has done so. During 2007, 60% of the Company’s BLM deposit was received and the remaining 40% will be held back until sometime in 2009.

Smeaton/Forte a la Corne Property

On October 20, 2005, the Company announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property transactions”) with CMKM, United Carina Resources Corp. and 1010 (a private company), whereby the Company assumed the earn-in rights to properties optioned to CMKM. CMKM was about to default on its option agreements and the Company realized an opportunity to acquire prospective diamond and uranium prospects in Saskatchewan. One such property is termed the Smeaton/Forte a la Corne/Green Lake Diamond prospect (the “Smeaton Property”).

Upon signing the Smeaton Property consisted of a 1.5 million acre parcel of claims. Previous to the Entourage-CMKM agreements, CMKM and 1010 had flown an airborne geophysical survey of the Smeaton Properties. The Company’s geologist, James Turner, P. Geo., reviewed the results of the survey and reported to the Company that 20 priority diamond targets existed on the parcel, but in light of the $12 hectare maintenance fees payable, certain of the claims should be allowed to lapse for lack of potential. The present parcel remains at approximately 22 claims.

In December 2005, the Operator, without prior consent of the Company, commenced drilling on a priority target on the property. This drilling encountered kimberlitic rock at approximately 530 feet and continued in kimberlite for over 300 feet eventually ending in dolomites at about 900 feet. An independent kimberlite expert, Harrison Cookenboo, (PhD, P. Geo.), a qualified person, reviewed initial samples and concluded:

“both pieces of core are in most respects closely similar to macro-crystic serpentine calcite kimberlite, but with some atypical features for kimberlite “sensu-stricto”, and suggests that the examined samples are best referred to as kimberlite or a closely related “kimberlitic” rock type with the potential for carrying diamonds”.

On January 10, 2006, the Operator informed the Company that the first drill target (Target: C-Gpp) on the Smeaton Property had been completed after encountering difficult drilling 1000 feet into the target. The hole finished in dolomites and the Operator decided to drill the second hole 30 meters to the northwest where geo-physical data implied that the center of the kimberlite may be situated.

The kimberlitic rock from the first drill hole was sent to Saskatchewan Research Council for caustic fusion and micro-diamond analysis. The kimberltic rock did not yield any micro-diamonds however chromites were found in the drill core. In 2005, the Company expended $200,630.00 on the Smeaton prospect; the Smeaton project has 20 priority targets to be investigated and as of the date of this report has examined four of these targets.

There has been no additional work done on the Smeaton claims subsequent to the Company’s drilling of January 2006. The Company has requested of 1010, all information on the Smeaton claims so that a compliant NI 43-101 Technical Report could be commissioned for the Smeaton claims however 1010 has not responded to these requests. The Company considers these claims as non-operational until such a report can be completed. Furthermore 1010 has never consulted the Company before commencing drilling on the Smeaton properties and no budgets or plans were discussed before exploration work was carried out.

In early 2006, the Company advised 1010, which acts as the Operator of the property, that it would not participate in any further exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 recommendations and mining best practices which to date have not been met. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling approximately $280,122.53.

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

The Company issued 33,888,888 shares of the Company stock as consideration for the purchase of the Smeaton claims. 30,000,000 (thirty million) of these shares were to be distributed to the CMKM shareholders but these shares have not been distributed at this time and there is no indication when, or if, these shares will be distributed.

Since CMKM failed to distribute the 45,000,000 (15,000,000 for Hatchet property and 30,000,000 for Smeaton property) consideration shares and because 1010, in the opinion of the Company, failed to operate the property in an operator like fashion and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company, on August 27, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against 1010 and CMKM seeking to have the court set aside the October 25, 2005 Mineral Property Option and Assignment Agreements between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 45,000,000 shares (the “Shares”) paid to CMKM and the 3,888,888 shares paid to 1010 to consummate these agreements. This matter has yet to be resolved in the Courts, (see note 10 of the attached financial statements).

The Doran Uranium Property

In March of 2005, the Company entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, whereby the Company could acquire 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec. Subsequent to entering into the property agreement, 3 additional claims blocks have been added to the project.

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 109 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 meters with elevation ranging from sea level to 100 meters. All mineralized areas of interest are located comfortably above sea and river levels..

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

The Company expended $245,591.00 in exploration work on the property in fiscal year 2005 and a compliant report by Eric Ostensoe (P. Geo,) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on Sedar and Edgar (March 09, 2006) as well as the Company website. In April 2007 an updated NI 43-101 Technical Report was prepared by Michel Proulx, M. Sc., P. Geo and Michel Boilly, Ph D, P Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on Sedar by Abbastar Holdings Ltd. on May 2, 2007.

In May 2006, the Company advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report. Drilling commenced thereafter on the “Main Zone” of the Doran property. The Company’s option agreement on the Doran property requires that the Company expend $300,000 in year two of the agreement.

The Company spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July the Government of Quebec reimbursed the Company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon the Company’s 2005 drilling exploration expenses.

In early February 2007 the Company contracted the services of Forages La Virole to commence drilling on the “L” anomaly situated in the north of the Doran property but four to six foot snow drifts prevented the drilling contractor from reaching the “L” anomaly so the work program was cancelled.

On February 13, 2007, the Company entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (“Abbastar”), a Vancouver based TSX Venture listed company, whereby “Abbastar” could earn up to 70% interest in the Doran property by paying the Company a one time $100,000 CDN payment (paid) and expending $5,000,000 (five million) over four years. The TSX Venture Exchange approved this transaction on May 30, 2007.

On May 11, 2007, the Company and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill hole length. The results of the Company’s Phase II drilling campaign were reported August 23, 2007. Here is a sample of these results:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8, as well, holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 & Fall 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

Senior Project Geologist, Michel Proulx M. Sc. (P. Geo and a qualified person, as that term is defined in Canadian Mining National Instrument 43-101 policy) recommended follow up drilling on the Doran Showing (Phase III) as well as an additional 4,000 meters of drilling on the L zone to gain a better understanding of the behaviour of the uranium-bearing pegmatite bodies, the structural geology context and of uranium phase minerals.

The fall 2007 drilling campaign was completed in early November. The program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing.

This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot. Results from this drill campaign were announced on February 4, 2008 and five new uraniferous pegmatite zones were n discovered during the Fall 2007 drill program.

In total over 6000 meters have been completed on the Doran property by the Company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

At the time of this report, the Company has not received, from Abbastar Uranium, the 2008 fall work schedule for the Doran property.

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

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. The price of U3O8 (yellow cake) had risen from $7US/ lb in 2005 to $135US/lb. in early 2007. The most recent price for U3O8 is $59US/lb.

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

Our President and Chief Executive Officer, Gregory F. Kennedy, devotes approximately 75% of his business time to our affairs. We have a management agreement with Mr. Kennedy that was described in the “Related Party Transactions” section of the Company’s 2005 Annual Report and filed on EDGAR on July 1, 2006. This agreement was revised on July 3, 2007 to a fee of $7,500 per month to Mr. Kennedy.

Where necessary, we employ consultants, who in turn employ labourers, to further exploration on our mineral resource properties.

Office Space

We utilize about 700 square feet of office space in Vancouver, British Columbia

Our rent is approximately $1,400 per month ..

4.C Organizational structure

Not applicable

4.D Property, plant and equipment

Disclosure required of an extractive enterprise is contained in part in Item 4, Part B above. As the Company’s properties are not at an advanced stage of exploration, no reserve estimates are made nor as of yet certain what if any reserves will be on the properties.

The Hatchet Lake Uranium Properties (Abandoned)

The Company advanced $320,000CDN to United Uranium Ltd. (formerly United Carina Resources) in option and work commitments. The Company requested and received an extension until July 1st, 2006 of an additional $300,000 payment to United Carina that was due on February 1st, 2006 and a further extension to September 15, 2007 was granted by the United Uranium Corp. (formerly United Carina). However, because uranium values encountered in the 2006 and 2007 drilling campaigns were negligible the Company decided to drop the Hatchet Lake properties and the Company did not advance the outstanding $300,000 payable on September 15, 2007 and the project was abandoned.

Black Warrior Project (Abandoned)

In November 2006, with slight anomalous gold showings from an 11-hole drill program, the Company decided to abandon the Black Warrior project. The was no exploration completed in 2006 in advance of the Company’s decision to abandon the Black Warrior project

Smeaton Property: Location and Accessibility

The Smeaton/Forte a la Corne properties were acquired by way of an option agreement between the Company and 101047025 Saskatchewan Ltd.. The original claim blocks consisted of 1087 claims encompassing approximately 1.5 million acres situated in the Smeaton, Forte a la Corne, Candle Lake areas of central Saskatchewan. At the present time, the Company holds approximately 22 of these claims and after repeated requests to have all previous work records of the claims forwarded to the Company, the Company decided to initiate legal proceeding to have the consideration for the claims returned to the Company in exchange for the Company returning the claims to 1010.

There has been no work completed on the claims since the spring of 2006 and no additional monies will be expended on the property until a National Instrument 43-101 compliance of the claims is completed. (See note 10 of the attached financial statements).

There are 16 claims blocks remaining in the Smeaton property and presently the Company is involved in litigation with the vendor as it is the opinion of the Company that CMKM Diamonds Inc. and 101047025 Saskatchewan are in breach of the October 20, 2005 Mineral Option Agreements. These matters are still before the Supreme Court of British Columbia.

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

Current State of Exploration

Doran 2007 Drilling

On May 11, 2007, Entourage and Abbastar Holdings announced that Phase One of the second drill program had begun and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill-hole length. The results of the Company’s Phase II drilling campaign were reported August 23, 2007. Here is a sample of these results:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17,17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8; as well, Holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on the Company website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 meters along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical meters from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

The fall 2007 drilling campaign was completed in early November. This campaign was designed to further delineate the Doran Showing where the Company drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

The fall 2007 program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing. The fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization.

Five new uraniferous pegmatite zones were discovered during the fall 2007 drill program. The combined 31 drill holes cover an area of approximately 275 metres long and 200 metres wide.

In total over 6000 meters have been completed on the Doran property by the Company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized. More drilling on the “L” will be completed in the spring of 2008.

The Company is satisfied that Abbastar has expended sufficient funds on the property to earn a 20% interest in the Doran claims, as outlined in the Mineral Property Option agreement between the companies. The remaining $75,000 property payment to the Vendor (paid in March 2008) the Company was made and the Doran property is now owned wholly by Entourage (80%) and Abbastar Uranium (20%).

At the time of this report, Abbastar Uranium has not reported the fall 2008 exploration plan to the Company.

Doran Property: Location and Accessibility

The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north. The property is situated within the Costebelle Township, NTS mapsheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashashibou River and to the southern part of the property. Locally this area is known as “Moyenne Cote Nord” or middle coast north of the St. Lawrence Seaway.

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

The Company’s loss (as well as operating expenses) for the period ended December 31, 2007 (‘annual 2007’) totaled $598,783 or $0.01 per share compared to $3,017,828 loss before taxes and $2,973161 net loss or $0.04 per share for the period ended December 31, 2006 (‘annual 2006’). The losses in annual 2007 were much lesser than annual 2006 mainly because the stock based compensation expense during annual 2007 was just $113,074 compared to $2,027,384 during annual 2006. Also, the Company expended only a net total of $61,462 in mineral property acquisition and exploration costs in annual 2007 as compared to $632,122 during annual 2006 because (a) the company received refundable tax credits from Quebec government of $150,723 during annual 2007 and this tax credit recovery has been applied against the exploration costs incurred (b) the Company received $100,000 from Abbastar Holdings Ltd. for optioning the Doran property to them and this payment was applied to the property acquisition costs (c) the Doran property was optioned to Abbastar during early part of 2007 and Abbastar hence was responsible for the expenditures on Doran property. Except for management fees, in general most of the other expenses during annual 2007 were similar in amounts to those incurred in annual 2006. The management fees however, were $195,000 during annual 2007 as compared to $100,500 during annual 2006.

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

During the year ended December 31, 2007 the Company received $41,647 from a private placement and $17,267 from options exercise.

On December 31, 2007 the Company had $2,239 in cash compared to $126,611 in cash on December 31, 2006. On December 31, 2007 the Company had a negative working capital position of ($139,410) compared to a positive working capital position of $87,596 on December 31, 2006.

The Company does not need any funds in the near future for the exploration work on its Doran property due to its option agreement with Abbastar. However, the Company would need to raise funds soon to fund its general and administrative costs.

.As of the date of this Annual Report, the Company has a negative working capital position of approximately ($390,000). As a result, it is unable to undertake further property acquisitions for exploration and in order to acquire additional properties the Company will require further financing.

5.C Research and development, patents and licenses, etc.

Our methods of exploration, development and extraction are not unique to our Company but are common in our industry.

We do not rely on patents, technological licenses or intellectual property licenses in our operations.

We did not have any research and development expenditures in the year ended December 31, 2006 or any past years.

5.D Trend information

Our Doran mineral property is prospective for uranium. There are few producers of uranium in the world and the market is dominated by seniors producers Cameco (Canada), Areva (formerly Cogema, France) Energy Resources (Australia), Denison (Canada) and SXR (South Africa). The market for uranium is a homogeneous, integrated commodities market.

The market is not one that is particularly susceptible to the influence of one or more large suppliers or buyers. The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$135/lb. on June 11, 2007. As of this report Uranium trades at $59 US/lb.

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

Not Applicable.

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation

Gregory F. Kennedy	58	President of the Company
President, Director
Victoria, BC

Dr. Paul Shatzko	73	Director
Director, Chairman
Langley, BC

Michael B. Hart	59	Director
Director, Secretary
Roberts Creek, BC

Corey Klassen	37	Director
Calgary, AB

Executive Officers:

Name of Officer	Age	Office

Gregory F. Kennedy	58	President, Chief Executive Officer
Michael B. Hart	59	Secretary
Pradeep Varshney	51	Chief Financial Officer

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

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Gregory F. Kennedy – Director, President and Chief Executive Office

At our annual general meeting in April 2004, Mr. Kennedy was appointed as President of the Company. Since May 2003, Greg Kennedy has been a director of the Company. In July 2002, Mr. Kennedy became a Director of Abbastar Holings Ltd. (TSX:V-ABA.H.), formerly Fountain House Holdings located in Vancouver, British Columbia. In May 2007 ABA.H changed its name from Abbastar Holdings to Abbastar Uranium, reflecting a change of business and graduation to a Tier II listing on the TSX Venture Exchange. Mr. Kennedy ceased to be a director of Abbastar in August 2006.

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

Michael B. Hart - Director and Corporate Secretary

Mr. Hart has worked in the financial markets sector with a number of large financial institutions between 1983 and 1990 where he acted as an account executive and financial consultant. From 1990-1995, Mr. Hart fulfilled the responsibilities of business and sales manager within the automotive industry. Subsequent to 1995, Mr. Hart worked with an investment-banking group that was responsible for taking projects from Carinat up to the public markets and has had experience with public companies in the oil and gas industry. Currently, is a member of the Board of Directors of AMG Oil Ltd. Mr. Hart is a Member of the Board and the Corporate Secretary for Entourage Mining Ltd.

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

Pradeep Varshney, Chief Financial Officer

Pradeep Varshney is a Certified General Accountant. In addition, he has an MBA from the University of Western Ontario, and an MS (Chemical Engineering) from the University of New Hampshire, USA. Mr. Varshney has been involved with public companies for the last 14 years. He was formerly the CFO of Mountain Province Diamonds Inc. and Gee-Ten Ventures Inc.

6.B Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2007.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($)[1,7]	Awards		LTIP payouts ($)	All Other Compensation ($)[2]
					Restricted Stock Awards ($)	Securities Underlying Options/ SAR’s (#)
Gregory F. Kennedy, President, Chief Executive Officer & Director	2007	Nil	Nil	75,000[3]	Nil	Nil	Nil	Nil
Michael Hart, Secretary & Director	2007	Nil	Nil	30,000[4]	Nil	Nil	Nil	Nil
Paul Shatzko, Chairman & Director	2007	Nil	Nil	36,000[5]	Nil	Nil	Nil	Nil
Corey Classen, Director	2006	Nil	Nil	15,000[6]	Nil	Nil	Nil	Nil

1 The value of perquisites and benefits, if any, for each Named Executive Officer was less than the lesser of $50,000 and 10% of the total annual salary and bonus
2 For further details, refer to the heading "Related party transactions" below
3 Paid or accrued as a payable for management fees of which $37,628 remained payable as of December 31, 2007
4 Paid or accrued as a payable for management fees of which $29,000 remained payable as of December 31, 2007
5 Paid or accrued as a payable for management fees of which $17,024 remained payable as of December 31, 2007
6 Paid or accrued as a payable for management fees of which $15,000 remained payable as of December 31, 2007
7 Management contracts for Mssrs. Kennedy, Hart, Shatzko and Klassen were revised as of July 2007 (see note 9 of the attached financial statements).

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

6.E Share ownership

Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares
Gregory F. Kennedy	0	0%
Paul Shatzko	234,000	<1%
Michael Hart	0	0%
Pradeep Varshney	212,000	<1%

The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report, which are 76,981,894.

The following incentive stock options are outstanding to our directors and officers:

Name	Shares that may be Purchased Upon Exercise of Option	Exercise Price*	Expiry Date
Gregory F. Kennedy	420,000/1,100,000	$0.15/$0.25	February 9, 2009
Michael Hart	50,000/650,000	$0.15/$0.25	February 9, 2009
PradeepVarshney	0/500,000	$0.15/$0.25	February 9, 2009
Paul Shatzko	300,000/1,200,000	$0.15/$0.25	February 9, 2009
Corey Klassen	200,000/500,000	$0.15/$0.25	February 9, 2009

* The Company’s stock option plan was amended February 27, 2007 whereby 1,550,000 options originally priced at $0.30USD and 3,500,000 options originally priced at $0.40USD, were re-priced to $0.25USD.

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

Options can be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company; and options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

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

As of the date of this annual report, there are 76,981,894 common shares issued and outstanding in our capital stock. We are authorized to issue an unlimited number of common shares and preferred shares. We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
101047025 Saskatchewan Ltd	3,888,888	5.2%
CMKM Diamonds Inc. (Shareholders)*	45,000,000	59%

*The Company issued 45,000,000 shares to CMKM Diamonds Inc. in consideration for the Smeaton (30,000,000 shares) and Hatchet Lake (15,000,000), Saskatchewan properties. In the Company’s filings dated November 25, 2005 and titled “Material Change Report”, the terms of the stock issuance are described in section 4 of the Mineral Property Agreements. These agreements state that the 45,000,000 shares are to be distributed to the shareholders of CMKM Diamonds Inc. These shares have not been distributed at the time of this report and there is no indication when or if this distribution may occur. (See note 10 of the attached financial statements)

Of our 103 registered shareholders, 73 are Canadian residents and 30 are United States residents.

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

During the Fiscal Year Ended December 31, 2007

Amounts payable to related parties as of December 31, 2007 of $119,653) is owing to directors and former directors and to companies controlled by the former directors for consulting fees and for expenses paid on behalf of the Company.

During the year ended December 31, 2007 the Company incurred $195,000 in management fees to its directors and officers.

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

ITEM 8.        FINANCIAL INFORMATION

8.A      Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2007 with comparatives for December 31, 2006, have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

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

Legal Proceedings

The Company, on August 27, 2007, filed a Writ of Summons and Statement of claim against 101047025 Saskatchewan Ltd. and CMKM Diamonds Inc. for breach of contract of the October 20, 2005 Mineral Property Option and Assignment Agreements among the parties. The Company is seeking to have the Supreme Court of British Columbia set aside the aforementioned contracts for failure, on behalf of the defendants, to complete the terms as set out in those contracts. These matters are unresolved at the time of this report and are still pending in the Courts of British Columbia.

Management is not aware of any material proceedings in which any director, any member of management or any of the Company’s affiliates are a party adverse to, or have a material interest adverse to, the Company.

Dividend Policy

The Company has not paid dividends on the common shares in any of its last five fiscal years. The directors of the Company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of the Company are entitled to an equal share in any dividends declared and paid.

8.B      Significant Changes

There have been no significant changes, as that term is defined in the rules and policies governing the use of the Form 20F, since the date of the audited financial statements included herein.

ITEM 9.        THE OFFER AND LISTING

A.        Offer and listing details

Our shares commenced trading on February 2, 2004 on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF.

The following table sets forth the high and low closing prices in US funds of our common shares traded:

Annual Periods	High	Low
February 2, 2004 to December 31, 2004	$0.50	$0.083
January 1, 2005 to December 31, 2005	$0.70	$0.10
January 1, 2006 to December 31, 2006	$0.54	$0.17
January 1, 2007 to December 31, 2007	$0.35	$0.05

Quarterly Periods

	High	Low
January 2006 to March 31, 2006	$0.54	$0.29
April 1, 2006 to June 30, 2006	$0.43	$0.20
July 1, 2006 to September 30, 2006	$0.35	$0.20
October 1, 2006 to December 31, 2006	$0.35	$0.17
January 1, 2007 to March 31, 2007	$0.35	$0.17
April 1, 2007 to June 30, 2007	$0.28	$0.19
July 1, 2007 to September 30, 2007	$0.20	$0.09
October 1, 2007 to December 31, 2007	$0.12	$0.02
January 1, 2008 to March 31, 2008	$0.08	$0.02

Monthly Periods

	High	Low
January 2007	$0.25	$0.17
February 2007	$0.27	$0.18
March 2007	$0.35	$0.20
April 2007	$0.26	$0.19
May 2007	$0.24	$0.17
June 2007	$0.28	$0.19
July 2007	$0.20	$0.10
August 2007	$0.17	$0.09
September 2007	$0.12	$0.09
October 2007	$0.11	$0.08
November 2007	$0.12	$0.09
December 2007	$0.09	$0.02
January 2008	$0.08	$0.05
February 2008	$0.07	$0.02
March 2008	$0.04	$0.02
April 2008	$0.12	$0.03
May 2008	$0.10	$0.04

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

4.

Agreement dated October 20, 2005 between the Company and 101047025 Saskatchewan Ltd., whereby the Company may acquire up to 80% interest in the Smeaton/Forte a la Corne properties (referenced by way of the Company’s 6-K filing dated November 25, 2005).

5.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

10.I      Subsidiary information

We have one subsidiary, Entourage USA Inc. located 711 S. Carson Street, Suite 4, Carson City, NV 89701At present the subsidiary company is inactive.

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

ITEM 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15.      Controls and Procedures

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

As of December 31, 2007, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a functioning audit committee and lack of a majority of independent directors on the Company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by the Company's Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2007 and communicated the matters to our management and board of directors.

Management believes that the material weaknesses set forth in items (2), (3) and (4) above did not have an affect on the Company's financial results. However, management believes that the lack of a functioning audit committee and lack of a majority of independent directors on the Company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures, could impact the Company's financial statements for the future years.

We are committed to improving our financial organization. As part of this commitment, we hope to create a position to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to the Company: i) Appointing one or more outside directors to our board of directors who shall be appointed to the audit committee of the Company resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; and ii) Preparing and implementing sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

Management believes that the appointment of one or more independent directors, who shall be appointed to a fully functioning audit committee, will remedy the lack of a functioning audit committee and a lack of a majority of outside directors on the Company's Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result in proper segregation of duties and provide more checks and balances within the department. Additional personnel will also provide the cross training needed to support the Company if personnel turn over issues within the department occur. This coupled with the appointment of additional outside directors will greatly decrease any control and procedure issues the company may encounter in the future.

Any effort to increase the size of the Board of Directors, appoint independent directors or personnel is conditional upon the Company to raise additional capital.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

15.D       Changes in Internal Control over financial reporting

There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date our Chief Executive Officer and our Chief Financial Officer completed their evaluation.

15.T       Controls and Procedures

Not applicable to non-accelerated filers.

ITEM 16.      [reserved]

16A.      Audit Committee Financial Expert

We do not have an audit committee financial expert serving on our audit committee.

16.B      Code of Ethics

The Company has a written Code of Ethics that is attached to this report as an attachment.

16.C      Principal Accountant Fees and Services

(a)      Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant(s) for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $24,536.40 for the year ending December 31, 2007. For year 2006 the amount was $$22,352.00.

(b)      Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were $1,500 for year 2006 and year 2005.

(c)      Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning & tax return preparation were $6,500 for 2006 & $6,500 for 2007.

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

PART III

ITEM 17.      Financial Statements

Our financial statements are attached hereto immediately before the signatures section. Our audited financial statements include:

  our balance sheets as at December 31, 2007 and December 31, 2006;
  statements of loss and deficit for the periods ended December 31, 2007 and December 31, 2006;
  statements of cash flows for the periods ended December 31, 2007 and December 31, 2006; and
  notes to the financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the accompanying consolidated balance sheet of Entourage Mining Ltd (the “Company”) (an exploration stage company) as at December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31 2007 and 2006 and for the cumulative period from June 16, 1995 (inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Entourage Mining Ltd. for the period from January 16, 1995 (inception) to December 31, 2003 were reported upon by other auditors and reflect a total net loss of $958,486 of the related cumulative totals. The other auditor’s reports have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of another auditor, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2007 and 2006 and for the period from June 16, 1995 (inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, to date the Company has reported losses since inception from operations and requires additional funds to meet its obligations and fund the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
April 10, 2008

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31
	2007	2006

ASSETS

Current
Cash	$2,239	$126,611
Advances and prepaid expenses	1,084	27,994
Goods and services and Quebec sales tax recoverable	16,484	35,442
	19,807	190,047
Equipment (Note 3)	2,763	3,716

	$22,570	$193,763

LIABILITIES

Current
Accounts payable and accrued liabilities	$39,564	$73,099
Due to related parties (Note 6)	119,653	29,352
	159,217	102,451

CONTINGENCIES AND COMMITMENTS (Notes 1, 4, 9 and 10)

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital Stock (Note 5)
Authorized:
100,000,000 common voting shares without par value
Issued:
76,981,894 common voting shares (2006 – 76,015,227)	12,383,714	12,125,964

Additional paid in capital	3,035,356	2,922,282

Deficit accumulated during the exploration stage	(15,555,717)	(14,956,934)
	(136,647)	91,312

	$22,570	$193,763

Subsequent event (Note 4b)

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	YEARS ENDED		June 16, 1995
			(inception)
	DECEMBER 31		To
			December 31,
	2007	2006	2007
	$	$	$
Expenses
Amortization	953	1,303	5,081
Consulting	58,594	70,166	208,235
Consulting – stock based compensation (Note 5)	101,774	2,027,384	2,713,558
Financing fee – stock based compensation (Note 5)	11,300	-	11,300
Interest expense	1,119	1,139	12,949
Management fees	195,000	100,500	647,154
Mineral property costs (Notes 4 and 11)	61,462	632,122	10,990,909
Office and sundry	56,532	66,262	449,011
Professional fees	34,568	53,359	331,266
Travel and promotion	77,481	65,593	253,416

Loss Before Taxes	(598,783)	(3,017,828)	(15,622,879)

Deferred tax recovery (Note 7)	-	44,667	67,162

Net Loss	(598,783)	(2,973,161)	(15,555,717)

Loss Per Share, basic and diluted	(0.01)	(0.04)

Weighted Average Common Shares Outstanding,
basic and diluted	76,751,437	74,380,281

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

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006,
carried forward	76,015,227	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for
Property option payment at
US$0.30 per share deemed price	500,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for
options exercise at US$0.15 per share	50,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for
Pvt. Placement at US$0.15per share
net of finder’s fee of $4,537	266,667	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for
Options exercise at US$0.15 per share	50,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt			-
at US$0.20 per share	100,000	23,306		-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	76,981,894	12,383,714	-	3,035,356	(15,555,717)	(136,647)

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

			June 16, 1995
	YEARS ENDED		(inception)
	DECEMBER 31		to
			December 31,
	2007	2006	2007
	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(598,783)	(2,973,161)	(15,555,717)
Adjustments to reconcile net loss to net cash from
operating activities:
Amortization	953	1,303	5,081
Stock based compensation	113,074	2,027,384	2,724,858
Shares issued for mineral property
acquisition	175,530	51,772	9,030,361
Shares issued for debt	23,306	-	23,306
Deferred tax recovery	-	(44,667)	(67,162)
Changes in non-cash operating working capital items:
Advances and prepaid expenses	26,910	(23,910)	(1,084)
Goods and services & Quebec sales tax recoverable	18,958	(10,091)	(16,484)
Accounts payable and accrued liabilities	(33,535)	(58,604)	39,564
Due to related parties	90,301	(24,398)	422,651
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(183,286)	(1,054,372)	(3,394,626)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	58,914	701,402	3,404,710
NET CASH FLOWS FROM FINANCING ACTIVITIES	58,914	701,402	3,404,710

INCREASE (DECREASE) IN CASH	(124,372)	(352,970)	2,239
CASH, BEGINNING	126,611	479,581	-

CASH, END	2,239	126,611	2,239

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING
AND FINANCING ACTIVITIES (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
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

As reported in the accompanying consolidated financial statements, the Company has incurred a net loss of $598,783 for the year ended December 31, 2007, and has accumulated a net loss of $15,555,717 since its inception. The Company has no sources of revenue. The continuance in the future of the Company is dependent upon its ability to obtain additional financing as needed and ultimately upon future acquisition, exploration and development of profitable operations from its mineral property interests. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through a private placement of its common stock and loans from related parties. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

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
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	b)	Mineral Claim Payments and Exploration Expenditures

The Company is primarily engaged in the acquisition, exploration and development of mineral properties.

Mineral property acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. In the event that mineral property acquisition costs are paid with Company shares, those shares are valued at the estimated fair value at the time the shares are due.

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

As of the date of these financial statements, the Company has incurred only property acquisition option payments and exploration costs which have been expensed as incurred.

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
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	d)	Equipment

Equipment is stated at cost less accumulated amortization. Amortization is calculated using the declining balance method as follows:

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

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the flow- through shares. The stockholders' equity is reduced and a liability is recognized for this difference. The liability is reversed when the tax benefits are renounced and a deferred tax asset is recognized at that time. Income tax expense (recovery) is the difference between the amount of the deferred tax liability and the asset recognized on issuance.

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
DECEMBER 31, 2007 AND 2006
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

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), on December 1, 2007. Previously, the Company had accounted for tax contingencies in accordance with SFAS No. 5, Accounting for Contingencies. As required by Interpretation 48, which clarifies SFAS No. 109, Accounting for Income Taxes, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting this standard, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied Interpretation 48 to all tax positions for which the statute of limitations remained open. The adoption of FIN 48 did not have a material impact in the financial statements during the period ended December 31, 2007.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	j)	Stock Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share- Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead generally requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R, consistent with that used for pro forma disclosures under SFAS No. 123, Accounting for Stock-Based Compensation. The Company has elected the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options, restricted stock, restricted stock units, and employee stock purchase plan shares that are ultimately expected to vest as the requisite service is rendered beginning on January 1, 2006 the first day of the Company’s fiscal year 2006.

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

	l)	Government Grants

The Company is eligible for mineral exploration grants from the Province of Quebec, Canada. The Company recognizes these grants upon the amount is determinable and collection is reasonable.. Government grants are accounted for as an offset of mineral property costs.

	m)	Recent Accounting Pronouncements

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	m)	Recent Accounting Pronouncements (continued)

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

In December 2007, the FASB issued SFAS No. 141 (Revised) “Business Combinations”. SFAS 141 (Revised) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective for the fiscal year beginning after December 15, 2008. The management is in the process of evaluating the impact SFAS 141 (Revised) will have on the Company’s financial statements upon adoption.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective for the fiscal year beginning after December 15, 2008. Management is in the process of evaluating the impact SFAS 160 will have on the Company’s financial statements upon adoption.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payment”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

3.	EQUIPMENT

		2007			2006
	Cost	Accumulated	Net		Accumulated	Net
		depreciation	Book	Cost	depreciation	Book
			Value			Value
	$	$	$	$	$	$
Office furniture	2,812	1,516	1,296	2,812	1,192	1,620
Computer	5,033	3,566	1,467	5,033	2,937	2,096
equipment
	7,845	5,082	2,763	7,845	4,129	3,716

4.	MINERAL EXPLORATION PROPERTIES

	a)	Nevada Property – Black Warrior Project

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
c.

$75,000 (paid in 2007) and 250,000 common shares on or before March 15, 2007 (issued in 2007- Note 4b iv)); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 4b iii)); and

d.

$75,000 (paid in 2008 by Abbastar – Note 4b v)) and 250,000 common shares on or before March 15, 2008 (issued in 2007 – Note 4b iv)); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar).

ii)       The property interest is subject to a 2.5% NSR. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

4.	MINERAL EXPLORATION PROPERTIES (continued)

b)	Doran Property (Quebec) (continued)

iii)      On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by spending $500,000 on or before February 13, 2008 (spent);
15% additional interest by expending an additional $1,000,000 on or before February 13, 2009;
15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

iv)       In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (500,000) due to the Doran Property vendor on March 12, 2007.

v)        On March 15, 2008, after the final payment of $75,000 was made by Abbastar on behalf of the Company, the Company became the owner of the Doran Property with 20% interest earned by Abbastar by spending $500,000 on the property.

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
(a) $100,000 on or before December 31, 2005 (completed February 2, 2006);

(b) An additional $300,000 on or before February 1, 2006 (extended to June 30, 2006, per February 2, 2006 letter agreement; extended to July 1, 2007 per agreement dated June 30, 2006; extended to Sept 15, 2007 by agreement dated August 20, 2007);

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
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

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

The 15,000,000 shares paid as consideration for the Hatchet Lake property were not distributed to the CMKM shareholders as per the assignment agreements. On August 28, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against CMKM seeking to have the court set aside the assignment agreement between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 15,000,000 shares (the “Shares”) paid to CMKM for the Hatchet Lake property. (Note 10) In September 2007, the Company abandoned the property. The Company has no liabilities incurred by abandoning the Hatchet Lake Properties and no further payments are required.

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

In 2005 and early 2006, the Company advised 1010, the Operator of the Property, that `it would not participate in any exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 and mining best practices. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling $280,000.

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
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

	d)	The Smeaton/Forte a la Corne Property (Saskatchewan) (continued)

The agreement stated that the 30,000,000 shares were to be distributed to the CMKM shareholders and 1010 was to operate the Smeaton exploration in a “workmanlike fashion”. CMKM failed to distribute the 30,000,000 shares and the Company maintains that 1010 failed to operate the property in an operator like fashion and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company. On August 28, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against 1010 and CMKM seeking to have the court set aside the Option agreement between the Company and the Defendants and requesting that the defendants return the 30,000,000 shares paid to CMKM and the 3,888,888 shares paid to 1010 for the Smeaton property. (Note 10).

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

5.	CAPITAL STOCK

	a)	Issued Shares

		i)	On January 3, 2006 the Company issued 48,888,888 shares at a price of US$0.15 per share, for mineral property acquisitions (Notes 4 (c), (d) and (e)).

ii)

On May 24, 2006, the Company closed a flow through private placement of 340,000 units at US $0.25 for total proceeds of $93,585 (US$85,000) (each unit consisting of one common share and one half share purchase warrant wherein the holder, by offering one full purchase warrant may purchase an additional share at US $0.30 for two-years). Both the common shares and the share purchase warrants comprising the units are flow-through.

iii)

On December 27, 2006 the Company closed a non-brokered flow through private placement of 200,000 units at $0.23 for proceeds of $46,000. Each unit consists of one flow through share and one-half flow through warrant enabling the purchaser to exchange one full flow through warrant for one flow through common share at a price of $0.35 for a period of two years.

iv)

On March 7, 2006 the Company issued 125,000 shares for a consideration of $51,772 under the option agreement to acquire interest in 44 mineral claims known as Doran Property situated in southeast Quebec.

v)

During the year ended December 31, 2006, 410,000 shares were issued at U.S. $0.15 per share pursuant to exercise of stock options. Pursuant to exercise of warrants 744,500 shares were issued at $0.30 per share and 955,000 shares were issued at US$0.25 per share.

vi)	During the year ended December 31, 2007, 100,000 incentive stock options with an exercise price of US $0.15 were exercised by two optionees for proceeds of $17,267 (US$15,000)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (continued)

a)	Issued Shares (continued)

vii)

On March 12, 2007, the Company issued 500,000 shares at a price of US$0.30 per share, to the vendor of the Doran property pursuant to the revised option agreement for a consideration of $175,530 (US$150,000).

viii)

On March 30, 2007, the Company closed a US $0.15 per unit private placement of 266,667 units for gross proceeds of $46,184 (US $40,000) and the Company paid $4,537 as finder fee. Each unit consists of one share and one-half warrant. Each full warrant is exercisable at a price of US$0.25 on or before March 30, 2008. .

ix)	On June 18, 2007, the Company issued 100,000 shares at a price of US$0.20 per share, pursuant to an agreement to settle a debt of $23,306 (US$20,000).

b)	Stock Options

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
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

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

On Feb 27, 2007, the Company repriced 5,050,000 of its incentive stock options (1,550,000 options originally priced at US$0.30 and 3,500,000 options originally priced at US$0.40) to US$0.25. The expiry date of the options remained unchanged at Feb 2, 2009. A fair value of $92,900 for the re-pricing of the options was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 123%, (3) risk free interest rate of 4% and, (4) expected life of 1.93 years.

On October 22, 2007 the Company cancelled options to acquire 250,000 shares at US$0.25 per share.

On June 22, 2007, the Company granted to a consultant to purchase 250,000 shares at US$0.15 per share. As a result, in accordance with SFAS 123R, a stock based compensation expense of $8,874 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 119%, (3) risk free interest rate of 4.14% and, (4) expected life of 1.29 years.

Activity under the SOP is summarized as follows:

		Weighted
		Average Exercise	Weighted
	Options	Price (U.S. $)	Average
	Outstanding		Life
Balance, December 31, 2005	1,850,000	0.15	2.99
Granted	5,050,000	-	-
Exercised	(410,000)	-	-
Balance December 31, 2006	6,490,000	0.32	2.09
Cancelled	(250,000)	-	-
Granted	250,000	-	-
Exercised	(100,000)	-	-
Balance, December 31, 2007	6,390,000	0.225	1.09

The following table summarizes information concerning outstanding and exercisable common stock options under the SOP at December 31, 2007:

		Remaining	Weighted	Number of	Weighted
Range of		Contractual	Average	Options	Average
Exercise	Options	Life	Exercise	Currently	Exercise Price
Prices	Outstanding	(in years)	Price	Exercisable
U.S. $0.15 -
U.S. $0.25	6,390,000	1.09	U.S. $0.225	6,390,000	U.S. $0.225

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (continued)

	c)	Warrants

On November 12, 2007, the Company extended the expiry date of 5,333,334 warrants from November 17, 2007 to November 17, 2008. A fair value of $11,300 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 50%, (3) risk free interest rate of 4.14% and, (4) expected life of 1 year.

		Weighted
		Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	($ U.S.)	Life
Balance, December 31, 2005	11,511,334	0.68	3.61
Granted	270,000	-	-
Exercised	(1,699,500)	-	-
Expired	(3,878,500)	-	-
Balance, December 31, 2006	6,203,334	0.25	0.90
Granted	133,333	-
Exercised	-	-
Expired	(600,000)	-
Balance, December 31, 2007	5,736,667	0.253	0.85

The following table lists the common share warrants outstanding at December 31, 2007. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

170,000	U.S. $0.30	May 23, 2008
5,333,334	U.S. $0.25	November 17, 2008
100,000	CDN $0.35	December 27, 2008
133,333	U.S. $0.25	March 30, 2008
5,736,667

6.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2007 of $119,653 (2006 - $29,352) is owing to directors and former directors and to companies controlled by the former directors for consulting fees and for expenses paid on behalf of the Company.

During the year ended December 31, 2007 the Company incurred $195,000 in management fees to its directors and officers (2006 - $100,500). (Refer to Note 9.)

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

7.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2007	2006
	$	$
Loss before income taxes	(598,783)	(3,017,828)
Corporate tax rate	34.1%	34.1%

Expected tax expense (recovery)	(204,185)	(1,029,079)
Increase (decrease) resulting from:
Amounts not deductible for tax	37,148	699,319
Renounced exploration expenditures	-	44,667
Change in deferred tax asset valuation
allowance and other	167,037	240,426

Deferred tax provision (recovery)	-	(44,667)

The Company’s tax-effected deferred income tax assets and liabilities are estimated as follows:

	2007	2006
	$	$
Mineral properties tax base in excess of carrying value	2,897,000	3,652,000
Non-capital losses available	368,000	343,000
Other	18,000	18,000
Potential deferred income tax assets	3,283,000	4,013,000
Less: valuation allowance	(3,283,000)	(4,013,000)
Net Deferred Income Tax Asset	-	-

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $1,348,000 (2006 - $974,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
$

2008	59,000
2009	59,000
2010	73,000
2014	212,000
2015	211,000
2026	307,000
2027	427,000
1,348,000

The Company has certain resource related deductions and other losses of approximately $10,771,000 (2006 - $10,710,000) which may be available to be offset against future taxable income in Canada. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

8.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended December, 2007	Year ended December, 2006
Cash paid during the year for:
Interest	$453	$343
Income taxes	$-	$-

During the year ended December 31, 2007, the Company issued 100,000 shares to satisfy a debt of $23,306.

During the year ended December 31, 2007, the Company issued 500,000 shares at a value of $175,530 under the option agreement to acquire interest in 44 mineral claims known as Doran, Quebec Property situated in southeast Quebec.

During the year ended December 31, 2006, the Company issued 48,888,888 shares at a price of US$0.15 per share, for mineral property acquisitions (Notes 4 (c) and (d) )

During the year ended December 31, 2006, the Company issued 125,000 shares at a value of $51,772 under the option agreement to acquire interest in 44 mineral claims known as Doran, Quebec Property situated in southeast Quebec.

9.	COMMITMENTS

On July 3, 2007, the Company entered into new consulting agreements with (a) two of its directors and the CFO for $5,000 a month each and (b) for $2,500 a month with one of its directors. As well, the existing consulting agreement for the president was revised to $7,500 a month and the existing consulting agreement for the corporate communications person was revised to $5,000 a month. All these agreements can be cancelled on 30 days notice to the other party in writing.

10.	CONTINGENCY

On August 27, 2007, in the Supreme Court of British Columbia, the Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 seeking to have the Court put aside the Mineral Property Option and Assignment Agreements (the “Agreements”) among the parties dated October 20, 2005 for Hatchet and Smeaton properties.

As consideration for the Agreements the Company had issued 48,888,888 shares of common stock (the “Consideration Shares”) of the Company capital to acquire a 50% interest in certain mineral claims prospective for uranium (Hatchet Lake) and an 80% interest in certain mineral claims prospective for diamonds (Smeaton Property) all located in the Province of Saskatchewan.

Of the 48,888,888 Consideration shares, 15,000,000 shares were paid for the Hatchet Lake property and 33,888,888 shares were paid for the Smeaton property. Furthermore 3,888,888 shares of the Smeaton

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

Consideration shares were paid to the property vendor, 1010 and the remaining 45,000,000 shares were paid to CMKM with the proviso that these shares were to be distributed to the CMKM shareholders.

In seeking to have the Agreements set aside, the Company claims that CMKM has breached the terms of the Agreements by not distributing the 45,000,000 shares to the CMKM shareholders as required by the Agreements; as well, the Company is seeking to have 1010 return the 3,888,888 shares as the Company contends that 1010 is in breach by not completing work on the Smeaton property in a workmanlike fashion by providing preliminary budget submissions, daily drill records and general field information as is the industry standard. As well, the Company contends that 1010. failed to provide documentation requested by the Company to have a National Instrument 43-101 compliant report completed on the Smeaton property.

The Company has filed all required documentation with the courts for the process of examination for discovery but has not received the same from CMKM or 1010. The Company has requested of both defendants appropriate dates for trial but no response in forthcoming at the time of this report.

The outcome of the above legal proceedings is not presently determinable, and the amount of the ultimate recovery, if any, can not be reasonably estimated at this time so no accrual has been recorded in the current year end.

11.	GOVERNMENT GRANTS

The Company is entitled to apply for certain refundable tax credits in respect of qualifying mining exploration expenses incurred in the Province of Quebec, Canada. This tax credit recovery has been applied against the exploration costs incurred. In 2007 the Company received a total of $150,723 in refundable taxes and mining duties (2006 – $57,745) applied for in tax returns for December 31, 2006.

ITEM 18.      FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19.      EXHIBITS

1	Certificate of Incorporation and Certificate of Amendment and Registration of Restated Articles and Bylaws *

4	Material Contracts
a) Agreement dated March 17, 2003, between the Company and the YK Group (incorporated by reference to the Company’s 20-F dated June 06, 2003); *

b) Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); *

c) Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and *

d) Agreement dated April 7, 2005 between Star Uranium Corp. (formerly Star Uranium Corp. (formerly known as United Carina Resources Corp.).) and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property (Incorporated by reference to the Company’s 20- F dated July 1, 2005); and *

e) Agreement dated April 21, 2005 between the Company and Star Uranium Corp. (formerly known as United Carina Resources Corp.) whereby Star may acquire up to a 10% interest in the Company’s Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and *

f) Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (Incorporated by reference to the Company’s 20-F dated July 1, 2005); and *

g) Agreement between the Company and Star Uranium dated October 21, 2005 whereby the Company may acquire a 50% interest in the Hatchet Lake *

h) Assignment Agreement between the Company and CMKM Diamonds Inc. whereby the Company may acquire any and all interest of CMKM Diamonds Inc.’s interest in the Hatchet Lake Property (Incorporated by reference to the Company’s 6-K dated November 23, 2005); and *

i) Agreement between the Company and 101047025 Saskatchewan Ltd. whereby the Company may acquire an 80% interest in the Smeaton Property (Incorporated by reference to the Company’s 6-K dated November 25, 2005); and *

j) Agreement between the Company and Goodsprings Development Corp. whereby Goodsprings extended the terms of the Company’s June 1, 2006 property payment as four quarterly payments. **
k) Entourage-101047025 Saskatchewan Ltd. claim file for the Smeaton Property; and **
l) Smeaton Property location map with legend; and **
m) Hatchet Lake Property map with legend.; and**
n) Revised Smeaton claim file. ***
o) Entourage-Abbastar Uranium Option Agreement Dated February 13, 2007
p) Entourage Mining Company Ethics Policy

31.1	Section 302 Certification - CEO

31.2	Section 302 Certification - CFO

32.1	Section 906 Certification - CEO

32.2	Section 906 Certification - CFO

*incorporated by reference from our registration statement on Form F-1 that was originally filed with the Commission on December 4, 2003.
**incorporated by reference from our filing on Form 20-f that was filed with the Commission on July 06, 2006.
*** incorporated by reference from our filing on Form 20-f that was filed with the Commission on June 29, 2007.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this statement on its behalf.

ENTOURAGE MINING LTD.

Dated: June 30, 2008

“Gregory F Kennedy”

Gregory F Kennedy
President, Director