Form 20-F/A
period 2007-12-31
ENTOURAGE MINING LTD
filed 2009-02-26
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Our financial statements included in this annual report and the table set forth below, have been prepared in accordance U.S. GAAP. All amounts are expressed in Canadian dollars.

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

ITEM 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

ITEM 15.      Controls and Procedures

    1.    Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e) The Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching the Company's desired disclosure control objectives. In the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company's certifying officer has concluded that the Company's disclosure controls and procedures are ineffective in reaching that level of assurance.

    2.    Management’s Annual Report on Internal Control Over Financial Reporting

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

15.D       Changes in Internal Control over financial reporting

During the year ended December 31, 2008, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

DECEMBER 31, 2007 AND 2006
(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the accompanying consolidated balance sheet of Entourage Mining Ltd (the “Company”) (an exploration stage company) as at December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31 2007 and 2006 and for the cumulative period from June 16, 1995 (inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Entourage Mining Ltd. for the period from January 16, 1995 (inception) to December 31, 2003 were reported upon by other auditors whose unqualified report dated May 6, 2004 included an explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements of Entourage Mining Ltd. for the period from January 16, 1995 (inception) to December 31, 2003 reflect a total net loss of $958,486 of the related cumulative totals. The other auditor’s reports have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the reports of such other auditors.

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

Dated: February 25, 2009

“Gregory F Kennedy”

Gregory F Kennedy
President, Director