Form 20-F
period 2008-12-31
ENTOURAGE MINING LTD
filed 2009-06-12
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[   ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______________

For the transition period from _______________ to _______________

Commission file number 000-50305

ENTOURAGE MINING LTD.
(Exact name of Registrant as specified in its charter)

Province of British Columbia, Canada
(Jurisdiction of incorporation or organization)

475 Howe Street, Suite 614, Vancouver, British Columbia V6C 2B3
(Address of principal executive offices)

Gregory F. Kennedy, President
Address: Same as above
Telephone: (604) 669-4367
Facsimile: (604) 669-4368
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,698,191 common shares

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

U.S. GAAP [X]	International Financial Reporting Standards as Issued	Other [ ]
By the International Accounting Standards Board [ ]

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

PART I

ITEM 1               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05	Year Ended 12/31/04
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(414,840)	(598,783)	(2,973,161)	(10,068,841)	(956,446)
Earnings(Loss) Per Share (1)	(0.05)	(0.08)	(0.40)	(5.71)	(0.62)
Dividends Per Share (1)	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. No. Shares (1)	7,698,191	7,675,144	7,438,028	1,764,754	1,554,282

Working Capital	(553,551)	(139,410)	87,596	323,563	138,483
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity (Deficit)	(551,487)	(136,647)	91,312	328,583	145,292
Total Assets	16,673	22,570	193,763	514,036	466,727

(1) These line items take into consideration the Company’s 10 for 1 reverse stock split, effective on March 6, 2009. Unless otherwise specified herein, all share information presented herein takes into consideration such reverse stock split.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 2, 2009, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $0.9236. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Bank of Canada. For the past five years ended December 31 and for the last six month ends from December 31, 2008 to May 31, 2009, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period	Average

Year ended Dec 31, 2008	$0.9441
Year ended Dec 31, 2007	$0.9913
Year ended Dec. 31, 2006	$0.8789
Year ended Dec 31, 2005	$0.8818
Year ended Dec 31, 2004	$0.8254

Monthly Period	Low - High

Month ended Dec 31, 2008	$0.7711 -$0.8358
Month ended Jan 31, 2009	$0.7849 -$0.8458
Month ended Feb 28, 2009	$0.7936 -$0.8153
Month ended Mar 31, 2009	$0.7692 -$0.8167
Month ended Apr 30, 2009	$0.7910 -$0.8375
Month ended May 31, 2009	$0.8423 -$0.9198

The above information was obtained from the Bank of Canada.

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation to December 31, 2008, we have incurred losses totaling $15,970,557. Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan. As at December 31, 2008, we had cash on hand of $894 and a working capital deficiency of $553,551. Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

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

Although our shares trade on the OTC Bulletin Board of the Financial Industry Regulatory Authority, Inc. (FINRA), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

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

ITEM 4.               INFORMATION ON THE COMPANY

4.A History and development of the Company

Our Registered Office in British and principal office is located at 614 – 475 Howe Street, Vancouver, British Columbia, Canada.

We were originally incorporated under the name “Entourage Holdings Ltd.” pursuant to the Business Corporations Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd.

On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia, Canada.

Our shares commenced trading on February 2, 2004 on the OTC Bulletin Board in the United States under the symbol ETGMF. On March 6, 2009 we completed a 10 for 1 reverse stock split and our symbol was subsequently changed to ENMGF. Unless otherwise specified herein, all share information presented herein takes into consideration such reverse stock split.

We had one subsidiary company, Entourage USA Inc., located at 711 S. Carson Street, Suite 4, Carson City, NV 89701. The charter of Entourage USA was not renewed in December 2008.

We are a reporting issuer in the United States and our Annual Report and 6K filings can be found on the SEC’s EDGAR system at www.sec.gov. We are a reporting issuer in certain Canadian jurisdictions and our required disclosure filings for Canada can be found at www.sedar.com.

4.B Business overview

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have mineral property option agreements to acquire:

  an 80% interest in 22 prospective diamond exploration claims situated in the Forte a la Corne/Smeaton area of central Saskatchewan; and

  an unencumbered 65% interest in 47 claim uranium prospective claim blocks in Costebelle Township known as the Doran property in eastern Quebec.

A description of the properties underlying these interests is set forth below under Item 4.D “Property, plants and equipment.”

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

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. The price of U3O8 (yellow cake) had risen from $7US/ lb in 2005 to $135US/lb. in early 2007. The weekly spot price for U3O8 as at June 1, 2009 was US$49.50/lb.

The market for diamonds, which our Smeaton Lake properties are prospective for, is primarily managed by cartel. However, although the CSO (the Central Selling Organization) still distributes and markets the majority of the world’s rough production, the introduction of new sources of rough (Australia, Russia, Canada, and parts of Africa) has considerably changed the controlled single market system. Any production of diamonds by the Company would likely have no measurable effect on the world prices.

Regulations

We are subject to the various environmental and business regulations of the jurisdictions in which it conducts mineral exploration.

These regulations can be onerous and, in some cases, expensive to comply with. In particular, we may be required to expend funds to reclaim or restore land disturbed by mineral exploration.

It is possible that we may not be able to afford to comply with various environmental and business regulations in the jurisdictions in which it conducts mineral exploration and would, as a result, have to curtail or cease operations and exploration.

The jurisdictions in which we are presently operating are, in our view, known as jurisdictions which are friendly to mining activity and we believe that we can meet applicable regulatory requirements.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Gregory F. Kennedy, devotes approximately 75% of his business time to our affairs. We have a management agreement with Mr. Kennedy that was described in the “Related Party Transactions” section of the Company’s 2005 Annual Report and filed on EDGAR on July 1, 2006. This agreement was revised on July 3, 2007 to a fee of $7,500 per month to Mr. Kennedy. As set forth in note 9 to the financial statements included herewith, this agreement was cancelled effective December 31, 2008.

Where necessary, we employ consultants, who in turn employ labourers, to further exploration on our mineral resource properties.

Office Space

We utilize about 700 square feet of office space in Vancouver, British Columbia. Our rent is approximately $1,400 per month.

4.C Organizational structure

Not applicable

4.D Property, plant and equipment

As our properties are not at an advanced stage of exploration, no reserve estimates are made nor as of yet certain what if any reserves will be on the properties.

Hatchet Lake Properties (Abandoned)

By agreement dated April 7, 2005 as amended October 20, 2005, we obtained an option to acquire up to a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”).

40% of the Company’s interest in the Hatchet Lake property was acquired by way of an assignment agreement among Entourage Mining Ltd., United Uranium Corp. (formerly United Carina Resources Corp.) and CMKM Diamonds Inc. (“CMKM”). As consideration for the assignment agreement, the Company agreed to issue 1,500,000 of its post-reverse split common shares (issued January 3, 2006) to the shareholders of CMKM. The 1,500,000 shares have been recorded as mineral property expenditures and an obligation to issue shares totaling $2,650,500 in the year ended December 31, 2005.

The 1,500,000 shares paid as consideration for the Hatchet Lake property were not distributed to the CMKM shareholders as per the assignment agreements. On August 28, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against CMKM seeking to have the court set aside the assignment agreement between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 1,500,000 shares (the “Shares”) paid to CMKM for the Hatchet Lake property for failure to properly operate the property and for failure to comply with the Company’s various requests to have all previous claim materials sent to the Company. In October 2008, the parties entered into a proposed settlement which was subsequently agreed to verbally by all parties. However, the parties have agreed to keep the details confidential until the fulfillment of certain conditions. The Company has not recorded any provision for loss or gain in connection with the above settlement agreement until the agreement is concluded.

In September 2007, the Company abandoned the property. The Company has no liabilities incurred by abandoning the Hatchet Lake Properties and no further payments are required.

Smeaton/Forte a la Corne Property

On October 20, 2005, we announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property Transactions”) with CMKM, and 1010whereby we assumed the earn-in rights to properties optioned to CMKM. CMKM was about to default on its option agreements and we realized an opportunity to acquire prospective diamond and uranium prospects in Saskatchewan. One such property is termed the Smeaton/Forte a la Corne/Green Lake Diamond prospect (the “Smeaton Property”).

Upon signing the Smeaton Property consisted of a 1.5 million acre parcel of claims. Previous to the Entourage-CMKM agreements, CMKM and 1010 had flown an airborne geophysical survey of the Smeaton Properties. Our geologist, James Turner, P. Geo., reviewed the results of the survey and reported to our company that 20 priority diamond targets existed on the parcel, but in light of the $12/hectare maintenance fees payable, certain of the claims should be allowed to lapse for lack of potential. The present parcel remains at approximately 22 claims.

In December 2005, the Operator, without our prior consent, commenced drilling on a priority target on the property. This drilling encountered kimberlitic rock at approximately 530 feet and continued in kimberlite for over 300 feet eventually ending in dolomites at about 900 feet. An independent kimberlite expert, Harrison Cookenboo, (PhD, P. Geo.), a qualified person, reviewed initial samples and concluded “both pieces of core are in most respects closely similar to macro-crystic serpentine calcite kimberlite, but with some atypical features for kimberlite “sensu-stricto”, and suggests that the examined samples are best referred to as kimberlite or a closely related “kimberlitic” rock type with the potential for carrying diamonds”.

On January 10, 2006, the Operator informed us that the first drill target (Target: C-Gpp) on the Smeaton Property had been completed after encountering difficult drilling 1000 feet into the target. The hole finished in dolomites and the Operator decided to drill the second hole 30 meters to the northwest where geo-physical data implied that the center of the kimberlite may be situated.

The kimberlitic rock from the first drill hole was sent to Saskatchewan Research Council for caustic fusion and micro-diamond analysis. The kimberltic rock did not yield any micro-diamonds, however chromites were found in the drill core. In 2005, we expended $200,630.00 on the Smeaton prospect; the Smeaton project has 20 priority targets to be investigated and as of the date of this report has examined four of these targets.

There has been no additional work done on the Smeaton claims subsequent to our drilling of January 2006. We have requested of 1010 all information on the Smeaton claims so that a compliant NI 43-101 Technical Report could be commissioned for the Smeaton claims, however 1010 has not responded to these requests. We consider these claims as non-operational until such a report can be completed. Furthermore 1010 has never consulted us before commencing drilling on the Smeaton properties and no budgets or plans were discussed before exploration work was carried out.

In early 2006, we advised 1010, which acts as the Operator of the property, that we would not participate in any further exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 recommendations and mining best practices which to date have not been met. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to our company totaling approximately $280,122.53. We believe that we are not liable, under the terms of the Agreement or in any other way, for these invoices and has so advised 1010. Accordingly no accrual has been made for this contingent liability. To date, no collection or other proceedings have been commenced by 1010.

We issued 3,388,889 (on a post reverse stock split basis) shares of our stock as consideration for the purchase of the Smeaton claims. 3,000,000 (three million) of these shares were to be distributed to the CMKM shareholders but these shares have not been distributed at this time and there is no indication when, or if, these shares will be distributed.

The agreement stated that the 3,000,000 shares were to be distributed to the CMKM shareholders and 1010 was to operate the Smeaton exploration in a “workmanlike fashion”. CMKM failed to distribute the 3,000,000 shares and the Company maintains that 1010 failed to operate the property in a “workmanlike fashion” and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company. On August 28, 2007, the Company filed a Writ of Summons and Statement of Claim against 1010 and CMKM in the Supreme Court of British Columbia seeking to have the Court set aside the Option agreement between the Company and the Defendants and requesting the return of the 3,000,000 shares paid to CMKM and the 388,889 shares paid to 1010 for the Smeaton property. In October 2008, the parties entered into a proposed settlement which was subsequently agreed to verbally by all parties. However, the parties have agreed to keep the details confidential until the fulfillment of certain conditions. The Company has not recorded any provision for loss or gain in connection with the above settlement agreement until the agreement is concluded.

The Doran Uranium Property

Option Agreement and Claim Data

In March of 2005, we entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, whereby we could acquire 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec. Subsequent to entering into the property agreement, 3 additional claims blocks have been added to the project.

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

* Claim CDC 0097498 provides access to the property and may not be prospective for mineralization.

Location and Accessibility

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

Exploration

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

We made a down payment of $35,000 to acquire the option and agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

We expended $245,591.00 in exploration work on the property in fiscal year 2005 and a compliant report by Eric Ostensoe (P.Geo.) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on SEDAR and EDGAR (March 9, 2006) as well as on our website. In April 2007 an updated NI 43-101 Technical Report was prepared by Michel Proulx, M.Sc., P. Geo and Michel Boilly, Ph.D., P.Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on SEDAR by Abbastar Holdings Ltd. on May 2, 2007.

In May 2006, we advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report. Drilling commenced thereafter on the “Main Zone” of the Doran property. Our option agreement on the Doran property requires that we expend $300,000 in year two of the agreement.

We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July the Government of Quebec reimbursed our company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses.

In early February 2007 we contracted the services of Forages La Virole to commence drilling on the “L” anomaly situated in the north of the Doran property but four to six foot snow drifts prevented the drilling contractor from reaching the “L” anomaly so the work program was cancelled.

On February 13, 2007, we entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (“Abbastar”), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying us a one time $100,000 CDN payment (paid) and expending $5,000,000 over four years. The TSX Venture Exchange approved this transaction on May 30, 2007.

On May 11, 2007, our company and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and in all 32 holes were drilled for a total of 3,273.26 meters of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear meters or 75% of the drill hole length. The results of our Phase II drilling campaign were reported August 23, 2007. A sample of the results are as follows:

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
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 meters of .29%U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17, 17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 meters (55 feet) of .87lb/short ton U3O8 and 24.1 meters (79 feet) of .66lb/ton U3O8, as well, holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 meters. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on our website.

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

Senior Project Geologist, Michel Proulx M. Sc. (P.Geo. and a qualified person, as that term is defined in Canadian Mining National Instrument 43-101 policy) recommended follow up drilling on the Doran Showing (Phase III) as well as an additional 4,000 meters of drilling on the L zone to gain a better understanding of the behavior of the uranium-bearing pegmatite bodies, the structural geology context and of uranium phase minerals.

The fall 2007 drilling campaign was completed in early November of that year. The program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing.

This campaign was designed to further delineate the Doran Showing where we drilled in the summer of 2006. The Doran Showing consists of four distinct pegmatite-bearing structures: The Main Zone, the North End Zone, Dyke Zone and Hot Spot.

Results from this drill campaign were announced on February 4, 2008. The 2007 program comprised 1,691 metres of drilling in 15 drill holes and was designed to test the area between the North End zone and the Hot Spot zone, the lateral extent of the Hot Spot zone, and to determine the south extension and thickness of the Hill Top pegmatite, all of which are part of the Doran showing. The fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization.

In total over 6000 meters have been completed on the Doran property by our company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

Abbastar completed a fall 2008 program in September-October. This program completed the second phase of the Mineral Option Agreement between Entourage and Abbastar dated February 14, 2007 and Abbastar has now earned a 35% interest in the Doran property.

The fall 2008 exploration campaign consisted of channel sampling of previously unexplored anomalies (F, G, H, I, K and LL) situated WSW of the L anomaly that was drilled in the spring of 2007. Additionally, anomalies E, Q, BB, S and RR, located due south of the L anomaly were also tested. On February 24, 2009, Abbastar Uranium released the following information on the Fall 2008 exploration program:

North section of the Doran property:

Results of the 2008 ground-based radiometric survey demonstrated a good spatial correlation between the highest-count rates and the localization of the previously determined airborne anomalies BB, P, Q, R and S.

The G zone represents the most interesting uranium site with an average value of 0.56 lb/ton U3O8 from 22 samples collected with a range of 0.06 to 0.88 U3O8 lb/t, with a high value at 3.11 lb/t U3O8.

Nearby anomalies F and H also display relatively high uranium values (F at 0.63 lb/t U3O8 from six samples with a range of 0.27 to 1.20 U3O8 lb/t and H at 0.5 lb/t U3O8 from four samples with a range of 0.21 to 1.06 lb/t U3O8).

South section of Doran property:

The large extent of the radioactive pegmatite outcrops, the encouraging assay obtained and the proximity of the west zone to the main Doran showing make the former a prime target for future drilling.

The completion of the Fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property. At the time of this report Abbastar Uranium has not provided us with a budget for the 2009 exploration program. Abbastar must expend $1,500,000 in 2009 to earn an additional 15% interest in the property.

ITEM 4A.             UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A Operating results

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in our Company. We must raise cash to implement our project and stay in business. Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof.

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

Year ended December 31, 2008 compared to year ended December 31, 2007

Our loss (as well as operating expenses) for the year ended December 31, 2008 (“Annual 2008”) totaled $414,840 or $0.05 per share compared to $598,783 or $0.08 per share for the period ended December 31, 2007 (“Annual 2007”). The losses in Annual 2008 were lower mainly because:

  We expended $nil in mineral property acquisition and exploration costs in Annual 2008 because all the Doran property’s costs were Abbastar’s responsibility. During Annual 2008 we received a refund of $9,485 from the Nevada division of the Bureau of Land Management and received a $49,237 refund from the Quebec government in exploration tax credits from previous years, while in Annual 2007 we expended a net total of $61,462 in mineral property acquisition and exploration costs. This constituted primarily of the option payments of $75,000 cash and 500,000 shares ($175,530) for the Doran (Quebec) uranium property (which were reduced by $100,000 received from Abbastar for optioning the Doran property to them) and approximately $61,655 in actual exploration costs on the Doran property (which were reduced by $150,723 due to Quebec mineral exploration credit refunds).

  During Annual 2008 the stock based compensation expense was nil whereas during Annual 2007 the stock based compensation (which mostly resulted from re-pricing of existing 505,000 stock options to US$2.50 per share) was $113,074.

  As a result of reduced business activities during Annual 2008, the office and sundry expenses were $34,231 whereas during Annual 2007 the office and sundry expenses were $56,532; similarly, promotion and travel expenses were $15,758 in Annual 2008 compared to $77,481 in Annual 2007.

However, during Annual 2008 management fees were $300,000 compared to $195,000 during Annual 2007. This was due to revised fees agreements. Professional fees were $62,006 during Annual 2008 compared to $34,568 for Annual 2007. This was due to ongoing litigation during annual 2008 with CMKM and 1010.

Year ended December 31, 2007 compared to year ended December 31, 2006

Our loss (as well as operating expenses) for the period ended December 31, 2007 (“Annual 2007”) totaled $598,783, compared to a $3,017,828 loss before taxes and $2,973161 net loss for the period ended December 31, 2006 (“Annual 2006”). The losses in Annual 2007 were much lesser than Annual 2006 mainly because the stock based compensation expense during Annual 2007 was just $113,074 compared to $2,027,384 during Annual 2006. Also, we expended only a net total of $61,462 in mineral property acquisition and exploration costs in Annual 2007 as compared to $632,122 during Annual 2006 because:

  we received refundable tax credits from the Quebec government of $150,723 during Annual 2007 and this tax credit recovery has been applied against the exploration costs incurred;

  we received $100,000 from Abbastar Holdings Ltd. for optioning the Doran property to them and this payment was applied to the property acquisition costs in Annual 2007; and

  the Doran property was optioned to Abbastar during early part of 2007 and Abbastar hence was responsible for the expenditures on Doran property.

Except for management fees, in general most of the other expenses during Annual 2007 were similar in amounts to those incurred in Annual 2006. The management fees however, were $195,000 during Annual 2007 as compared to $100,500 during Annual 2006.

5.B Liquidity and capital resources

As of the date of this report, we have yet to generate any revenues from our business operations.

On December 31, 2008 we had $894 in cash compared to $2,239 on December 31, 2007. On December 31, 2008 we had a negative working capital position of $553,551 compared to a negative working capital position of $139,410 on December 31, 2007.

During year 2008 we received no monies from issuances of any common shares. During the year ended December 31, 2007, 10,000 incentive stock options with a strike price of USD $1.50 were struck by optionees, on March 30, 2007 we closed a USD $1.50 per unit private placement of 26,667 units (with one share and one-half one year warrant exercisable at US$2.50) to two sophisticated investors. Thus $58,914 was received during annual 2007 from issuances of common shares.

During the year ended December 31, 2008, we received mining tax credit refunds of $49,237 from the Quebec government for exploration costs incurred in previous years and received a refund of $9,485 from Nevada division of the Bureau of Land Management.

We do not need any funds in the near future for the exploration work on our Doran property due to its option agreement with Abbastar. However, we need to raise funds soon to fund our ongoing general and administrative costs, which we hope to do through the issuance of our capital stock, although there is no guarantee that we will be able to do so.

5.C Research and development, patents and licenses, etc.

Our methods of exploration, development and extraction are not unique to our company but are common in our industry.

We do not rely on patents, technological licenses or intellectual property licenses in our operations.

We did not have any research and development expenditures in the year ended December 31, 2008 or any past years.

5.D Trend information

Our Doran mineral property is prospective for uranium. There are few producers of uranium in the world and the market is dominated by seniors producers Cameco (Canada), Areva (formerly Cogema, France) Energy Resources (Australia), Denison (Canada) and SXR (South Africa). The market for uranium is a homogeneous, integrated commodities market.

The market is not one that is particularly susceptible to the influence of one or more large suppliers or buyers. The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$135/lb. on June 11, 2007. The weekly spot price for U3O8 as at June 1, 2009 was US$49.50/lb.

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

5.E Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F Tabular disclosure of contractual obligations

Not Applicable.

5.G Safe harbor

Not applicable.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENTS AND EMPLOYEES

6.A Directors and senior management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation

Gregory F. Kennedy	59	President of the Company
President, Director
Victoria, BC

Dr. Paul Shatzko	74	Director
Director, Chairman
Langley, BC

Michael B. Hart	60	Director
Director, Secretary
Roberts Creek, BC

Corey Klassen	38	Director
Calgary, AB

Executive Officers:

Name of Officer	Age	Office

Gregory F. Kennedy	59	President, Chief Executive Officer
Michael B. Hart	60	Secretary
Pradeep Varshney	52	Chief Financial Officer

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

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Gregory F. Kennedy – Director, President and Chief Executive Office

At our annual general meeting in April 2004, Mr. Kennedy was appointed as President of our company. Since May 2003, Greg Kennedy has been a director of the Company. In July 2002, Mr. Kennedy became a Director of Abbastar Holings Ltd. (TSX:V-ABA.H.), formerly Fountain House Holdings located in Vancouver, British Columbia. In May 2007 ABA.H changed its name from Abbastar Holdings to Abbastar Uranium, reflecting a change of business and graduation to a Tier II listing on the TSX Venture Exchange. Mr. Kennedy ceased to be a director of Abbastar in August 2006.

Since November 2002, Mr. Kennedy was the President and a Director of Digital Capital.com, Inc., a Delaware corporation, located in Squamish, British Columbia. Digital Capital.com, Inc. was a blank check corporation with no business purpose other than to merge with or acquire another corporation. Digital Capital.com, Inc. did not merge with any entity and the company ceased to exist in 2004.

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

6.B Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal years ended December 31, 2008 and 2007.

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		LTIP payouts ($)	All Other Compensation ($)
					Restricted Stock Awards ($)	Securities Underlying Options/ SAR’s (#)
Gregory F. Kennedy, President, Chief Executive Officer & Director	2008	Nil	Nil	90,0001, 5	Nil	Nil	Nil	Nil
Michael Hart, Secretary &Director	2008	Nil	Nil	60,0002, 5	Nil	Nil	Nil	Nil
Paul Shatzko, Chairman & Director	2008	Nil	Nil	60,0003, 5	Nil	Nil	Nil	Nil
Corey Klassen, Director	2008	Nil	Nil	30,0004, 5	Nil	Nil	Nil	Nil

1.	Paid or accrued as a payable for management fees, of which $90,000 remained payable as of December 31, 2008.
2.	Paid or accrued as a payable for management fees, of which $60,000 remained payable as of December 31, 2008
3.	Paid or accrued as a payable for management fees, of which $60,000 remained payable as of December 31, 2008.
4.	Paid or accrued as a payable for management fees of which $30,000 remained payable as of December 31, 2008.
5.	Management contracts for Mssrs. Kennedy, Hart, Shatzko and Klassen were revised as of July 2007 and were cancelled effective December 31, 2008 (see note 9 of the attached financial statements).

6.C Board practices

The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

We were a party to a management contract with Gregory F. Kennedy during our fiscal year ended December 31, 2008; however, this agreement was cancelled effective December 31, 2008. No other directors have service contracts with us, nor are they entitled to any termination benefits.

There are no service contracts with our company for the directors providing for benefits upon termination of their service.

We do not have an executive committee.

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

6.E Share ownership

Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares[1]
Gregory F. Kennedy	0	0%
Paul Shatzko	110,900[2]	1.4%%
Michael Hart	0	0%
Pradeep Varshney	21,200[3]	<1%
Corey Klassen	2,000	<1%

1. The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this annual report, which is 7,698,191.
2. Includes 23,400 shares held by Paul Shatzko and 87,500 shares held by his wife.
3. Includes 1,200 shares held by Pradeep Varshney and 20,000 held by his wife.

The Company Stock Option Plan provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant or such other price as the Directors, in their discretion, may determine. The Company has reserved and authorized 720,000 shares (on a post-reverse stock split basis) for issuance under the Stock Option Plan.

Options can be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company; and options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

As used in this section, the term “beneficial ownership” with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

As of the date of this annual report, there are 7,698,191 common shares issued and outstanding in our capital stock. We are authorized to issue an unlimited number of common shares and preferred shares. We have not issued any preferred shares since our incorporation.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
CMKM Diamonds Inc. (Shareholders)*	4,500,000	58.5%

*The Company issued 4,500,000 shares (on a post-reverse split basis) to CMKM Diamonds Inc. in consideration for the Smeaton (3,000,000 shares) and Hatchet Lake (1,500,000), Saskatchewan properties pursuant to mineral property agreements with respect to such properties. These agreements state that the 4,500,000 shares are to be distributed to the shareholders of CMKM Diamonds Inc. These shares have not been distributed at the time of this report and there is no indication when or if this distribution may occur. (See note 10 of the attached financial statements).

Of our 73 registered shareholders, 43 shareholders are Canadian residents (who hold approximately 21% of our issued and outstanding shares) and 26 shareholders are United States residents (who hold approximately 79% of our issued and outstanding shares) .

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

7.B Related party transactions

During the Fiscal Year Ended December 31, 2008

During the year ended December 31, 2008, we incurred $300,000 for management fees to directors and officers of our company.

Amounts payable to related parties at December 31, 2008 of $428,752 is to directors and officers and to a company controlled by an officer for management fees, consulting fees and for expenses paid on behalf of our company. The amounts are non-interest bearing, unsecured and have no fixed terms of repayment.

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

From January 1, 2009 to May 31, 2009

Gregory Kennedy and Paul Shatzko are each accruing management fees of $2,500 per month. RSA Management, a company controlled by Pradeep Varshney, is accruing management fees of $1,500 per month.

7.C. Interests of experts and counsel

Our principal accountants, experts and legal counsel have no interest in our shareholdings.

ITEM 8.               FINANCIAL INFORMATION

8.A Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2008 with comparatives for December 31, 2007 and December 31, 2006 (except for the balance sheet, which does include comparative for December 31, 2006), have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

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

Export Sales

We have not had any export sales in our latest financial year ended December 31, 2008 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings

On August 27, 2007 we filed a Writ of Summons and Statement of claim against 101047025 Saskatchewan Ltd. and CMKM Diamonds Inc. for breach of contract of the October 20, 2005 Mineral Property Option and Assignment Agreements among the parties. We are seeking to have the Supreme Court of British Columbia set aside the aforementioned contracts for failure, on behalf of the defendants, to complete the terms as set out in those contracts. In October 2008 we entered into a proposed settlement agreement which was subsequently agreed to verbally by all parties. However, we have agreed to keep the details confidential until the fulfillment of certain conditions.

Management is not aware of any material proceedings in which any director, any member of management or any of the Company’s affiliates are a party adverse to, or have a material interest adverse to, our company.

Dividend Policy

We have not paid dividends on the common shares in any of its last five fiscal years. The directors of our company will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time. All of the common shares of our company are entitled to an equal share in any dividends declared and paid.

8.B Significant Changes

There have been no significant changes, as that term is defined in the rules and policies governing the use of the Form 20F, since the date of the audited financial statements included herein.

ITEM 9.               THE OFFER AND LISTING

9.A. Offer and listing details

Our shares commenced trading on February 2, 2004 on the OTC Bulletin Board in the United States under the symbol ETGMF. On March 6, 2009 we completed a 10 for 1 reverse stock split and our symbol was subsequently changed to ENMGF.

The following table sets forth the high and low closing prices in US funds of our common shares traded, taking into account our 10 for 1 reverse split effective March 6, 2009.

Annual Periods	High	Low
February 2, 2004 to December 31, 2004	$5.00	$1.30
January 1, 2005 to December 31, 2005	$6.10	$1.10
January 1, 2006 to December 31, 2006	$5.30	$1.70
January 1, 2007 to December 31, 2007	$3.30	$0.60
January 1, 2008 to December 31, 2008	$1.00	$0.10

Quarterly Periods
	High	Low
January 1, 2007 to March 31, 2007	$3.30	$1.80
April 1, 2007 to June 30, 2007	$2.40	$1.70
July 1, 2007 to September 30, 2007	$1.80	$0.80
October 1, 2007 to December 31, 2007	$1.20	$0.60
January 1, 2008 to March 31, 2008	$0.80	$0.30
April 1, 2008 to June 30, 2008	$1.00	$0.30
July 1, 2008 to September 30, 2008	$0.80	$0.20
October 1, 2008 to December 31, 2008	$0.70	$0.10
January 1, 2009 to March 31, 2009	$0.75	$0.10

Monthly Periods
	High	Low
December 2008	$0.30	$0.10
January 2009	$0.40	$0.20
February 2009	$0.30	$0.20
March 2009	$0.75	$0.10
April 2009	$0.72	$0.15
May 2009	$0.71	$0.15

9.B Plan of distribution

Not applicable

9.C Markets

Our shares commenced trading on February 2, 2004 on the OTC Bulletin Board in the United States under the symbol ETGMF, however, a lack of liquidity may make it difficult to resell shares.

On March 6, 2009 we completed a 10 for 1 reverse stock split and our symbol was subsequently changed to ENMGF.

There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

9.D Selling shareholders

Not applicable

9.E Dilution

Not applicable

9.F Expenses of the issue

Not applicable

ITEM 10.             ADDITIONAL INFORMATION

10.A Share Capital

Not Applicable.

10.B Memorandum and articles of association

We have no bylaws under British Columbia law. We have Articles of Incorporation. A summary of certain provisions of our Articles of Incorporation is provided below.

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

1.

Agreement dated March 15, 2005 between Fayz Yacoub and the Company, and amended March 6, 2007 whereby the Company can acquire a 100% interest in the Doran Uranium Property (referenced by way of the Company’s 20-F filed with the SEC on July 1, 2005);

2.

Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (referenced by way of the Company’s 20-F filed with the SEC on July 1, 2005);

3.

Assignment Agreement dated October 20, 2005 between the Company and CMKM Diamonds Inc., whereby the Company assumed all of the rights of CMKM, if any, in the Hatchet Lake Property (referenced by way of the Company’s 6-K filed with the SEC on November 23, 2005);

4.

Agreement dated October 20, 2005 between the Company and 101047025 Saskatchewan Ltd., whereby the Company may acquire up to 80% interest in the Smeaton/Forte a la Corne properties (referenced by way of the Company’s 6-K filed with the SEC on November 25, 2005); and

5.

Agreement dated February 13, 2007 between the Company and Abbastar Uranium Corp. (formerly Abbastar Holding Ltd.) whereby Abbastar may earn up to 70% interest in the Doran uranium prospect in Costebelle Township, Quebec. (referenced by way of the Company’s 6-K filed February 14, 2007).

10.D Exchange Controls

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See “Item 10.E Taxation”.

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain “non-Canadian” individuals, governments, corporation or other entities who wish to acquire a “Canadian business” (as defined in the Investment Canada Act), or establish a “new Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as “Investment Canada”. The Investment Canada Act requires that certain acquisition of control of Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

10.E Taxation

The following summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the applicable Canadian, U.S. or other tax consequences of an investment in common shares applicable to the Shareholder’s particular circumstances.

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

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any future legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is a holder of common shares of the Company who or which is a citizen or individual resident (or is treated as a citizen or individual resident) of the United States for federal income tax purposes, a corporation or partnership created or organized (or treated as created or organized for federal income tax purposes) in the United States, including only the States and District of Columbia, or under the law of the United States or any State or Territory or any political subdivision thereof, or a trust or estate the income of which is includable in its gross income for federal income tax purposes without regard to its source, if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust.

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

Distributions on common shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income” and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of common shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the Holder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder. Any capital gain will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Certain Canadian Federal Income Tax Consequences

The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person who owns one or more common shares of the Company (the “Shareholder”), and who at all material times for the purposes of the Income Tax Act (Canada) (the “Canadian Act”) deals at arm’s length with the Company, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any Common share in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.

This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Company’s understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency. It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. Except to the extent otherwise expressly set out herein, this summary does not take into account any provincial, territorial or foreign income tax law or treaty.

This summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Shareholder’s particular circumstances.

A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes “taxable Canadian property” to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the Shareholder provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Toronto Stock Exchange is so prescribed), and that neither the Shareholder, nor one or more persons with whom the Shareholder did not deal at arm’s length, alone or together at any time in the five years immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Treaty generally will exempt a Shareholder who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Shareholder on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the disposition, a “permanent establishment” or “fixed base,” as those terms are defined for the purposes of the Treaty, available to the Shareholder in Canada. The Treaty may not be available to a non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S. Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to a Shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency’s position that the Treaty reductions are not available to a Shareholder that is a “limited liability company” resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.

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

10.I Subsidiary information

We have one subsidiary, Entourage USA Inc. located 711 S. Carson Street, Suite 4, Carson City, NV 89701. The charter of Entourage USA was not renewed in December 2008.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We do not have market portfolios and do not engage in trading risk sensitive instruments or financial instruments. We are an extractive enterprise.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have had no material defaults in payment of principal, interest or sinking or purchase fund installments. We are an extractive enterprise.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.T           CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of “disclosure controls and procedures” in Rule 13a-15(e). The Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching the Company’s desired disclosure control objectives. In the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are ineffective in reaching that level of assurance.

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

As of December 31, 2008, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a functioning audit committee and lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2008 and communicated the matters to our management and board of directors.

Management believes that the material weaknesses set forth in items (2), (3) and (4) above did not have an affect on the Company’s financial results. However, management believes that the lack of a functioning audit committee and lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures, could impact the Company’s financial statements for the future years.

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

Management believes that the appointment of one or more independent directors, who shall be appointed to a fully functioning audit committee, will remedy the lack of a functioning audit committee and a lack of a majority of outside directors on the Company’s Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result in proper segregation of duties and provide more checks and balances within the department. Additional personnel will also provide the cross training needed to support the Company if personnel turn over issues within the department occur. This coupled with the appointment of additional outside directors will greatly decrease any control and procedure issues the company may encounter in the future.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only the management’s report in this annual report.

Changes in Internal Control over financial reporting

During the year ended December 31, 2008, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.             [reserved]

ITEM 16.A           AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert serving on our audit committee.

ITEM 16.B           CODE OF ETHICS

We have a written Code of Ethics, which was filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended December 31, 2006, and which is incorporated by reference as an exhibit hereto.

ITEM 16.C           PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)           Audit Fees

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant(s) for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $16,092 for the year ended December 31, 2008 and $24,536 for the year ended December 31, 2007.

(b)             Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were $2,625 for the year ended December 31, 2008 and $3,180 for year December 31, 2007.

(c)           Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning and tax return preparation were $2,310 for the year ended December 31, 2008 and $3,710 for the year ended December 31, 2007.

(d)           All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil for the year ended December 31, 2008 and $nil for the year ended December 31, 2007.

ITEM 16.D           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The disclosure required under Exchange Act Rule 10A-3(d) is not applicable to our company.

ITEM 16.E           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchase was made by or on behalf of our Company or any “affiliated purchaser” of any of our equity securities within the past two years.

ITEM 16.F           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G           CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

Our financial statements are attached hereto immediately before the signatures section.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006
(Stated in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the accompanying consolidated balance sheets of Entourage Mining Ltd. (an exploration stage company) as of December 31, 2008 and, 2007 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2008, 2007 and 2006 and the period from June 16, 1995 (inception) through December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Entourage Mining Ltd. for the period from January 16, 1995 (inception) to December 31, 2003 were reported upon by other auditors whose report dated May 6, 2004 included an explanatory paragraph regarding the Company’s ability to continue as a going concern. The consolidated financial statements of Entourage Mining Ltd. for the period from January 16, 1995 (inception) to December 31, 2003 reflect a total net loss of $958,486 of the related cumulative totals. The other auditor’s reports have been furnished to us, and our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the reports of such other auditors.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Entourage Mining Ltd. as of December 31, 2008 and, 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 and the period from June 16, 1995 (inception) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated. The Company requires additional funds to meet its obligations and the costs of its operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
April 15, 2009

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31
	2008	2007

ASSETS

Current
Cash	$894	$2,239
Advances and prepaid expenses	1,084	1,084
Goods and services and Quebec sales tax recoverable	12,631	16,484
	14,609	19,807
Equipment, net of depreciation (Note 3)	2,064	2,763

	$16,673	$22,570

LIABILITIES

Current
Accounts payable	$139,408	$39,564
Due to related parties (Note 6)	428,752	119,653
	568,160	159,217

CONTINGENCIES AND COMMITMENTS (Notes 1, 4, 9 and 10)

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital Stock (Note 5)
Authorized:
100,000,000 common voting shares without par value
Issued:
7,698,191 common shares (2007 – 7,698,191)	12,383,714	12,383,714

Additional paid in capital	3,035,356	3,035,356

Deficit accumulated during the exploration stage	(15,970,557)	(15,555,717)
	(551,487)	(136,647)

	$16,673	$22,570

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

				June 16, 1995
				(inception)
	Years ended December 31,			to

	2008	2007	2006	December 31,
				2008
	$	$	$	$
Expenses
Depreciation	699	953	1,303	5,780
Consulting	60,000	58,594	70,166	268,235
Consulting – stock based compensation	-	101,774	2,027,384	2,713,558
Financing fee – stock based compensation	-	11,300	-	11,300
Interest expense & bank charges	868	1,119	1,139	13,817
Management fees	300,000	195,000	100,500	947,154
Mineral property costs (recovery)	(58,722)	61,462	632,122	10,932,187
Office and sundry	34,231	56,532	66,262	483,242
Professional fees	62,006	34,568	53,359	393,272
Travel and promotion	15,758	77,481	65,593	269,174

Loss Before Income Taxes	(414,840)	(598,783)	(3,017,828)	(16,037,719)

Deferred income tax recovery	-	-	44,667	67,162

Net Loss	(414,840)	(598,783)	(2,973,161)	(15,970,557)

Loss Per Share, basic and diluted	(0.05)	(0.08)	(0.40)

Weighted Average Common Shares Outstanding,
basic and diluted	7,698,191	7,675,144	7,438,028

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY(DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	1	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	1	1	-	-	(38,624)	(38,623)
Shares issued for cash	913,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	913,001	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	913,001	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	913,001	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	913,001	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	913,001	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	913,001	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related
party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	913,001	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for
mineral property	600,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	1,513,001	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for
cash at $2.20 per share	99,750	219,450	-	-	-	219,450
February 5, 2004 – deferred tax
recovery on 10,800 flow-through
shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash
at $4.04 per share	69,800	282,331	-	-	-	282,331
August 24, 2004 – stock options
exercised at $3.30 per share	10,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued
for cash at $1.80 per share
inclusive of 13,250 shares as
finders’ fees	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for
mineral property database at $3.90
per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned
on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2004,
carried forward	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for
overpayment in 2004 private			-
placement	-	(3,000)		-	-	(3,000)
March 21, 2005, shares issued for
property acquisition at
U.S. $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares
issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax
recovery on 29,500 flow-through
shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at
U.S. $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at
U.S. $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on
exercise of stock options at			-
U.S. $1.50 per share	25,000	44,147		-	-	44,147
Oct. 2005, shares issued on exercise
of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at
U.S. $1.50 per share inclusive of
20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to
related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for
property acquisition at a deemed
price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on
exercise of stock options at
US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on
exercise of warrants at $3.00
per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for
property acquisition at
U.S. $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for
flow-through private placement
at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on
exercise of warrants at US $2.50
per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow-
through private placement
at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000
flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006,
carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for
Property option payment at
US$3.00 per share deemed price	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for
options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for
Private Placement at US$1.50 per share
net of finder’s fee of $4,537	26,667	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for
Options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt			-
at US$2.00 per share	10,000	23,306		-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,191	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year					(414,840)	(414,840)
Balance, December 31, 2008	7,698,191	12,383,714	-	3,035,356	(15,970,557)	(551,487)

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				June 16, 1995
	Years Ended December 31,			(inception)
				to
				December 31,
	2008	2007	2006	2008
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(414,840)	(598,783)	(2,973,161)	(15,970,557)
Adjustments to reconcile net loss to net cash from
operating activities:
Depreciation	699	953	1,303	5,780
Stock based compensation	-	113,074	2,027,384	2,724,858
Shares issued for mineral property
acquisition	-	175,530	51,772	9,030,361
Shares issued for debt	-	23,306	-	23,306
Deferred tax recovery	-	-	(44,667)	(67,162)
Changes in non-cash operating working capital items:
Advances and prepaid expenses	-	26,910	(23,910)	(1,084)
Goods and services & Quebec sales tax recoverable	3,853	18,958	(10,091)	(12,631)
Accounts payable	99,844	(33,535)	(58,604)	139,408
Due to related parties	309,099	90,301	(24,398)	428,752
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(1,345)	(183,286)	(1,054,372)	(3,395,971)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	-	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	-	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	-	58,914	701,402	3,404,710
NET CASH FLOWS FROM FINANCING ACTIVITIES	-	58,914	701,402	3,404,710

INCREASE (DECREASE) IN CASH	(1,345)	(124,372)	(352,970)	894
CASH, BEGINNING OF YEAR	2,239	126,611	479,581	-

CASH, END OF YEAR	894	2,239	126,611	894

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING
        AND FINANCING ACTIVITIES (Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
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

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.

As reported in the accompanying consolidated financial statements, the Company has incurred a net loss of $414,840 for the year ended December 31, 2008, and has accumulated a net loss of $15,970,557 since its inception. The Company has no sources of revenue. The Company is also subject to legal proceedings the terms of which have been settled but have not been concluded.(Note 10) The continuance in the future of the Company is dependent upon its ability to finalize its legal proceedings, obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development business.. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through a private placement of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and in management’s opinion have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

	a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned inactive subsidiary, Entourage USA Inc. which was incorporated in the State of Nevada on November 3, 2003. Subsequent to the year-end the subsidiary’s charter was not renewed and the subsidiary was allowed to lapse. All inter-company transactions have been eliminated upon consolidation.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	b)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

	c)	Mineral Claim Payments and Exploration Expenditures

The Company is primarily engaged in the acquisition, exploration and development of mineral properties.

The Company is primarily engaged in the acquisition, exploration and development of mineral properties. Mineral property acquisition costs are initially capitalized when incurred in accordance with EITF 04-2, “Whether Mineral Rights are Tangible or Intangible Assets”. At the end of each fiscal quarter end, the Company assesses the carrying costs for impairment under SFAS 144, “Accounting for Impairment or Disposal of Long Lived Assets”. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, costs will be capitalized and amortized using the units-of-production method over the estimated life of the probable reserve.

Mineral property exploration costs are expensed as incurred.

As of the date of this annual report, the Company has not established any proven or probable reserves on its mineral properties and have incurred only acquisition and exploration costs which have been expensed.

	c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates relate to allocations of expenditures to resource property interests, mineral property carrying values, useful lives of equipment for depreciation and amortization, asset impairment tests, and determination of fair value for stock based transactions and non-cash stock based compensation. Other areas requiring estimates include deferred tax balances and valuation allowances. Financial results as determined by actual events could differ from those estimates.

	d)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the declining balance method as follows:

Office furniture	20% on declining balance basis
Computer equipment	30% on declining balance basis

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	e)	Environmental Costs

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

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the flow-through shares. The stockholders’ equity is reduced and a liability is recognized for this difference. The liability is reversed when the tax benefits are renounced and a deferred tax asset is recognized at that time. Income tax expense (recovery) is the difference between the amount of the deferred tax liability and the asset recognized on issuance. During the years ended December 31, 2008 and 2007 the Company did not issue any flow-through shares.

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

The Company’s financial instruments consist of cash, accounts payable and amounts payable to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

Currency risk

The Company’s operations and financing activities are conducted primarily in Canadian dollars, and as a result the Company is not subject to significant exposure to market risks from changes in foreign currency rates.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with Statements of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. Under this method future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates which will be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Effective January 1, 2007, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an Interpretation of FASB Statement No. 109” (“FIN 48”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB No. 109, “Accounting for Income Taxes.” This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that the adoption of FIN 48 does not have an impact on its results of operations or financial position.

j)	Stock Based Compensation

The Company has a stock option plan that is described in note 5(b).

Following the guidance in SFAS No. 123R (revised), “Share-Based Payment” the Company measures and records to the financial statements the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. SFAS 123R requires estimates of forfeitures of unvested instruments at the grant date in determining the total compensation to be recognized. Stock based payments to non-employees are measured at the fair value of consideration received or equity instruments issued, whichever is more reliable and are periodically re-measured until counter party performance is complete.

The offset to the recorded stock based compensation cost is to additional paid-in capital. Consideration received on the exercise of stock options is recorded as share capital and the related additional paid-in capital is transferred to share capital.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	k)	Basic and Diluted Loss Per Share

Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of the Company. Because the effect of conversion of the Company’s dilutive securities is anti-dilutive, diluted loss per share is the same as basic loss per share for the periods presented.

	l)	Government Grants

The Company is eligible for certain grants from the Province of Quebec, Canada. The Company recognizes these grants once the amount is determinable and collection is reasonable. Government grants are accounted for as an offset of mineral property costs.

	m)	Recently adopted accounting policy

Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. The Company has adopted SFAS 157 and FASB Staff Position FAS 157-2: Effective Date of FASB Statement No. 157 effective January 1, 2008. The adoption of SFAS 157 for financial instruments as required at January 1, 2008 did not have a material effect on the Company’s consolidated financial statements.

	n)	Recent Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross- referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, and will be adopted by the Company beginning in the first quarter of fiscal 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations.

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS No. 162”). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles for nongovernmental entities. SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect there to be any significant impact of adopting SFAS 162 on its financial position, cash flows and results of operations.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	n)	Recent Accounting Pronouncements (continued)

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement is not expected to have a material effect on the Company’s financial statements

In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active” (“SFAS 157-3”). The FSP provides guidance clarifying how SFAS No. 157 should be applied when valuing securities in markets that are not active. The guidance states that significant judgment is required in valuing financial assets and clarifies how management’s internal assumptions should be considered when relevant observable data does not exist, how observable market information in a market that is not active should be considered when measuring fair value, and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The FSP is effective upon issuance and includes financial statements for the period ending on or before September 30, 2008. The Company has adopted SFAS 157-3 prospectively beginning July 1, 2008, and the adoption of FSP FAS 157-3 did not have a material impact on the Company.

3.	EQUIPMENT

		2008			2007
	Cost	Accumulated	Net		Accumulated	Net Book
		depreciation	Book	Cost		Value
			Value		depreciation
	$	$	$	$	$	$
Office furniture	2,812	1,775	1,037	2,812	1,516	1,296
Computer	5,033	4,006	1,027	5,033	3,566	1,467
equipment
	7,845	5,781	2,064	7,845	5,082	2,763

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

4.	MINERAL EXPLORATION PROPERTIES

a)	Doran Property (Quebec)

i)           By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.

$75,000 (paid in 2007) and 25,000 common shares on or before March 15, 2007 (issued in 2007); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 4a iii)); and

d.

$75,000 (paid in 2008 by Abbastar – see below) and 25,000 common shares on or before March 15, 2008 issued in 2007); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – see below).

After all the above terms have been met, the Company has earned 100% interest of the property in the year.

ii)         The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

iii)        On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the NSR on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by spending $500,000 on or before February 13, 2008 (spent);
15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (spent);
15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

iv)         In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (50,000) due to the Doran Property vendor on March 12, 2007.

v)           On March 15, 2008, after the final payment of $75,000 was made by Abbastar on behalf of the Company, the Company became the owner of the Doran Property with 20% interest earned by Abbastar by spending $500,000 on the property. The completion of the 2008 Fall exploration program, by Abbastar, earned Abbastar an additional 15 % interest in the Doran property as outlined above.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

4.	MINERAL EXPLORATION PROPERTIES (continued)

b)	Hatchet Lake Property (Saskatchewan)

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

40% of the Company’s interest in the Hatchet Lake property was acquired by way of an assignment agreement among Entourage Mining Ltd., United Uranium Corp. (formerly United Carina Resources Corp.) and CMKM Diamonds Inc. (“CMKM”). As consideration for the assignment agreement, the Company agreed to issue 1,500,000 of its post-reverse split common shares (issued January 3, 2006) to the shareholders of CMKM. The 1,500,000 shares have been recorded as mineral property expenditures and an obligation to issue shares totaling $2,650,500 in the year ended December 31, 2005.

The 1,500,000 shares paid as consideration for the Hatchet Lake property were not distributed to the CMKM shareholders as per the assignment agreements. On August 28, 2007, the Company filed, in the Supreme Court of British Columbia, a Writ of Summons and Statement of Claim against CMKM seeking to have the court set aside the assignment agreement between the Company and the Defendants (collectively, the “Contracts”) and requesting that the defendants return the 1,500,000 shares (the “Shares”) paid to CMKM for the Hatchet Lake property for failure to properly operate the property and for failure to comply with the Company’s various requests to have all previous claim materials sent to the Company. (Note 10)

In September 2007, the Company abandoned the property. The Company has no liabilities incurred by abandoning the Hatchet Lake Properties and no further payments are required.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

c)	The Smeaton/Forte a la Corne Property (Saskatchewan)

By agreement dated October 20, 2005, as amended November 16, 2005, the Company entered into an option agreement with 101047025 Saskatchewan Ltd. (a private company) (“1010” or the “Operator”) to acquire an undivided 80% mineral rights interest in and to the Smeaton/Forte a la Corne diamond property in Saskatchewan.

Under the terms of this agreement the Company issued post-reverse split 3,388,889 common shares in its capital stock (the “Smeaton/Fort a la Corne Shares”) on January 3, 2006 of which 3,000,000 common were issued to CMKM and 388,889 shares were issued to 1010. The 3,388,889 shares were recorded as mineral property expenditures and an obligation to issue shares totaling $5,988,167 in the year ended December 31, 2005.

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

In 2005 and early 2006, the Company advised 1010, the Operator of the Property, that it would not participate in any exploration by 1010 unless the exploration was conducted in accordance with National Instrument 43-101 standards and best mining practices. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling $280,000.

The Company believes that it is not liable, under the terms of the Agreement or in any other way, for these invoices and has so advised 1010. Accordingly no accrual has been made for this contingent liability. To date, no collection or other proceedings have been commenced by 1010.

The agreement stated that the 3,000,000 shares were to be distributed to the CMKM shareholders and 1010 was to operate the Smeaton exploration in a “workmanlike fashion”. CMKM failed to distribute the 3,000,000 shares and the Company maintains that 1010 failed to operate the property in a “workmanlike fashion” and failed to comply with the Company’s various requests to have all previous claim materials sent to the Company. On August 28, 2007, the Company filed a Writ of Summons and Statement of Claim against 1010 and CMKM in the Supreme Court of British Columbia seeking to have the Court set aside the Option agreement between the Company and the Defendants and requesting the return of the 3,000,000 shares paid to CMKM and the 388,889 shares paid to 1010 for the Smeaton property. (Note 10).

In October 2008, the parties began negotiations for terms of settlement which the parties have reached a verbal agreement. See Note 10.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

5.	CAPITAL STOCK

Effective March 6, 2009 the Company’s completed a reversed split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split. All previous references to shares of common stock and weighted average common shares outstanding have been restated to give affect to the 1:10 reverse stock split unless otherwise stated.

	a)	Issued Shares

There was no shares issued during the year ended December 31, 2008.

During the year ended December 31, 2007 the Company issued the following shares:

		i)	10,000 incentive stock options with an exercise price of US $1.50 were exercised by two optionees for proceeds of $17,267 (US$15,000)
ii)

On March 12, 2007, the Company issued 50,000 shares at a price of US$3.00 per share, to the vendor of the Doran property pursuant to the revised option agreement for a consideration of $175,530 (US$150,000).

iii)

On March 30, 2007, the Company closed a US $1.50 per unit private placement of 26,667 units for gross proceeds of $46,184 (US $40,000) and the Company paid $4,537 as finder fee. Each unit consists of one share and one-half warrant. Each full warrant is exercisable at a price of US$2.50 on or before March 30, 2008.

		iv)	On June 18, 2007, the Company issued 10,000 shares at a price of US$2.00 per share, pursuant to an agreement to settle a debt of $23,306 (US$20,000).

	b)	Stock Options

In February 2004 the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 160,000 share purchase options to be granted at US $2.50 per share, for a period not to exceed five years. In November 2004 the SOP was amended to provide for the issuance of up to 220,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January, 2006 the Company increased the stock option plan from 220,000 shares to 720,000 shares.

On February 27, 2007, the Company re-priced 505,000 incentive stock options (155,000 options originally priced at US$3.00 and 350,000 options originally priced at US$4.00) to US$2.50. The expiry date of the options remained unchanged at February 2, 2009 (These expired unexercised on February 2, 2009). A fair value of $92,900 for the re-pricing of the options was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 123%, (3) risk free interest rate of 4% and, (4) expected life of 1.93 years.

On October 22, 2007 the Company cancelled options to acquire 25,000 shares at US$2.50 per share.

On June 22, 2007, the Company granted to a consultant 25,000 options at US$1.50 per share with an estimated fair value of $8,874. The expiry date of these options was February 2, 2009. The fair value of the stock option grant was calculated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 119%, (3) risk free interest rate of 4.14% and, (4) expected life of 1.29 years.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

5.	CAPITAL STOCK (continued)

Activity under the SOP is summarized as follows:

Weighted
		Average Exercise	Weighted
	Options	Price (U.S. $)	Average
	Outstanding		Life
Balance, December 31, 2008, 2007 and 2006	639,000	2.25	0.09

The following table summarizes information concerning outstanding and exercisable common stock options under the SOP at December 31, 2008:

		Remaining	Weighted	Number of	Weighted
Range of		Contractual	Average	Options	Average
Exercise	Options	Life	Exercise	Currently	Exercise Price
Prices	Outstanding	(in years)	Price	Exercisable
U.S. $1.50 -
U.S. $2.50	639,000	0.09	U.S. $.2.25	639,000	U.S. $2.25

All the options expired on February 2, 2009.

c)	Warrants

On November 12, 2007, the Company extended the expiry date of 533,333 warrants from November 17, 2007 to November 17, 2008. The fair value of the extension was determined to be $11,300 was estimated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 50%, (3) risk free interest rate of 4.14% and, (4) expected life of 1 year.

		Weighted
		Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	($ U.S.)	Life
Balance, December 31, 2007	573.667	2.53	0.85
Expired	(573,667)	-	-
Balance December 31, 2008	Nil	-	-

6.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2008 of $428,752 (2007 - $119,653) is owing to directors and to a company controlled by an officer for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2008 the Company incurred $300,000 (2007 - $195,000 and 2006 - $100,500) in management fees to its directors and officers. (Refer to Note 9.)

The above transactions have been recorded at exchange amount which is the amount of consideration established and agreed to by the related parties.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

7.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2008	2007	2006

Loss before income tax	$(414,840)	$(598,783)	$(3,017,828)
Combined statutory rate	31%	34.1%	34.1%
Expected income tax recovery	$(129,000)	$(204,000)	(1,029,667)

Increase (decrease) resulting from:
Change in valuation allowance and other	(31,000)	167,000	241,000
Expiring loss carryforwards	18,000	-
Impact of tax rate changes	142,000	-
Renounced exploration expenditures	-	-	45,000
Permanent differences	-	37,000	699,000

Future income tax provision (recovery)	$-	$-	(44,667)

The Company’s tax-effected deferred income tax assets and liabilities are estimated as follows:

	2008	2007
	$	$
Mineral properties tax base in excess of carrying value	2,785,000	2,897,000
Non-capital losses available	469,000	368,000
Other	8,000	18,000
Potential deferred income tax assets	3,262,000	3,283,000
Less: valuation allowance	(3,262,000)	(3,283,000)
Net Deferred Income Tax Asset	-	-

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $1,801,000 (2007 - $1,348,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
$

2009	59,000
2010	73,000
2014	212,000
2015	211,000
2026	336,000
2027	429,000
2028	481,000
1,801,000

The Company has certain resource related deductions and other losses of approximately $10,712,000 (2007 - $10,771,000) which may be available to be offset against future taxable income in Canada. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

7.	INCOME TAXES (continued)

As a result of the implementation of FIN 48, the Company performed a comprehensive review of its portfolio of uncertain tax positions in accordance with recognition standards established by FIN 48. In this regard, an uncertain tax position represents the Company’s expected treatment of a tax position taken in a filed tax return or planned to be taken in a future tax return, that has not been reflected in measuring income tax expense for financial reporting purposes. As a result of this review, the Company did not have any uncertain tax positions that would require additional liabilities or which such classification would be required. The amount of unrecognized tax positions did not change and management does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

8.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended December
	2008	2007	2006
Cash paid during the year for:
Interest	$529	$453	$343
Income taxes	$-	$-	$-

During the year ended December 31, 2007, the Company issued 10,000 shares to satisfy a debt of $23,306.

During the year ended December 31, 2007, the Company issued 50,000 shares at a value of $175,530 under the option agreement to acquire interest in 44 mineral claims known as Doran, Quebec Property situated in southeast Quebec.

9.	COMMITMENTS

On July 3, 2007, the Company entered into new consulting agreements with (a) two of its directors and the CFO for $5,000 a month each and (b) for $2,500 a month with one of its directors. Also on July 3, 2007, the existing consulting agreement for the President was increased to $7,500 a month and the existing consulting agreement for corporate communications was increased to $5,000 a month. All of these agreements were cancelled effective December 31, 2008.

10.	CONTINGENCIES

On August 27, 2007, in the Supreme Court of British Columbia, the Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 seeking to have the Court put aside the Mineral Property Option and Assignment Agreements (the “Agreements”) among the parties dated October 20, 2005 for the Hatchet and Smeaton properties.

As consideration for the Agreements the Company had issued 4,888,889 post-reverse split shares of common stock (the “Consideration Shares”) of the Company’s capital to acquire a 50% interest in certain mineral claims prospective for uranium (Hatchet Lake) and an 80% interest in certain mineral claims prospective for diamonds (Smeaton Property) all located in the Province of Saskatchewan.

Of the 4,888,889 Consideration shares, 1,500,000 shares were paid for the Hatchet Lake property and 3,388,889 shares were paid for the Smeaton property. Furthermore 388,889 shares of the Smeaton Consideration Shares were paid to the property vendor, 1010 and the remaining 4,500,000 shares were paid to CMKM with the proviso that these shares were to be distributed to the CMKM shareholders.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2008 and 2007
(Stated in Canadian Dollars)

10.	CONTINGENCIES (continued)

In seeking to have the Agreements set aside, the Company claims that CMKM has breached the terms of the Agreements by not distributing the 4,500,000 shares to the CMKM shareholders as required by the Agreements; as well, the Company contends that 1010 is in breach by not completing work on the Smeaton property in a “workmanlike fashion” by providing preliminary budget submissions, daily drill records and general field information as is the industry standard. As well, the Company contends that 1010 failed to provide documentation requested by the Company to have a NI 43-101 compliant report completed on the Smeaton property.

In 2005 and early 2006, the Company advised 1010, the Operator of the Property, that it would not participate in any exploration by 1010 unless the exploration was conducted in accordance with NI 43-101 standards and mining best practices. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling $280,000 which the Company has disputed.

In October 2008, the parties entered into a proposed settlement which was subsequently agreed to verbally by all parties. However, the parties have agreed to keep the details confidential until the fulfillment of certain conditions. The Company has not recorded any provision for loss or gain in connection with the above settlement agreement until the agreement is concluded.

11.	GOVERNMENT GRANTS

The Company is entitled to apply for certain refundable tax credits, of between 12% and 35%, in respect of qualifying mining exploration expenses incurred in the Province of Quebec, Canada. This tax credit recovery has been applied against the exploration costs incurred. In 2008 the Company received a total of $49,236 in refundable taxes and mining duties (2007 – $150,723 and 2006 - $57,745) applied for in tax returns for December 31, 2007 and December 31, 2006. The Company did not expend any money on exploration in Quebec in 2008.

12.	SUBSEQUENT EVENTS

a)

Effective March 6, 2009 the Company’s completed a reverse split of its shares of common stock at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split.

b)

Subsequent to the year end, the Company commenced a private placement of up to 6,000,000 units at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable at $0.20 per share for a period of 12 months. As at April 15, 2009 the Company has received share subscription of $20,250.

ITEM 18.           FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19.           EXHIBITS

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Incorporation and Amendments thereto (1)
4.1	Agreement dated March 17, 2003, between the Company and the YK Group (1)
4.2	Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project (2)
4.3	Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property (2)
4.4	Agreement dated April 7, 2005 between Star Uranium Corp. (formerly known as United Carina Resources Corp.) and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property (2)
4.5

Agreement dated April 21, 2005 between the Company and Star Uranium Corp. (formerly known as United Carina Resources Corp.) whereby Star may acquire up to a 10% interest in the Company’s Black Warrior Project (2)

4.6	Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (2)
4.7	Agreement between the Company and Star Uranium dated October 21, 2005 whereby the Company may acquire a 50% interest in the Hatchet Lake (3)
4.8	Assignment Agreement between the Company and CMKM Diamonds Inc. whereby the Company may acquire any and all interest of CMKM Diamonds Inc.’s interest in the Hatchet Lake Property (3)
4.9	Agreement between the Company and 101047025 Saskatchewan Ltd. whereby the Company may acquire an 80% interest in the Smeaton Property (4)
4.10	Agreement between the Company and Goodsprings Development Corp. whereby Goodsprings extended the terms of the Company’s June 1, 2006 property payment as four quarterly payments (5)
4.11	Entourage-101047025 Saskatchewan Ltd. claim file for the Smeaton Property (5)
4.12	Smeaton Property location map with legend (5)
4.13	Hatchet Lake Property map with legend (5)
4.14	Revised Smeaton claim file (6)
4.15	Entourage-Abbastar Uranium Option Agreement Dated February 13, 2007 (7)
11.1	Entourage Mining Company Ethics Policy (7)
12.1	Certification of Principal Executive Officer
12.2	Certification of Principal Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350

(1)	Incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 6, 2003.
(2)	Incorporated by reference from our 20-F filed with the SEC on July 1, 2005.
(3)	Incorporated by reference from the Company’s 6-K filed with the SEC on November 23, 2005.
(4)	Incorporated by reference from the Company’s 6-K filed with the SEC on November 25, 2005.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 3, 2006.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on June 29, 2007.
(7)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on June 30, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENTOURAGE MINING LTD.

Dated: June 11, 2009

“Gregory F. Kennedy”
Gregory F. Kennedy
President, Director