Form 20-F
period 2009-12-31
ENTOURAGE MINING LTD
filed 2010-05-03
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: _______________

For the transition period from _______________to _______________

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,738,693 common shares issued and outstanding as of December 31, 2009; and, 9,696,855 shares issued and outstanding as of the date of this Report.

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act
[   ]Yes [x] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
[   ]Yes [x] No

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

3.A Selected Financial Data

The following tables set forth our financial data for the last five years ended December 31. We derived all figures from financial statements, which were examined by our independent auditors. This information should be read in conjunction with financial statements included in this annual report.

Our financial statements included in this annual report and the table set forth below, have been prepared in accordance U. GAAP. All amounts are expressed in Canadian dollars.

Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06	Year Ended 12/31/05
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(727,683)	(414,840)	(598,783)	(2,973,161)	(10,068,841)
Earnings(Loss) Per Share (1)	(0.11)	(0.05)	(0.08)	(0.40)	(5.71)
Dividends Per Share (1)	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. No. Shares (1)	6,378,834	7,698,191	7,675,144	7,438,028	1,764,754

Working Capital	(239,318)	(553,551)	(139,410)	87,596	323,563
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity (Deficit)	(237,769)	(551,487)	(136,647)	91,312	328,583
Total Assets	14,427	16,673	22,570	193,763	514,036

(1) These line items take into consideration the Company’s 10 for 1 reverse stock split, effective on March 6, 2009. Unless otherwise specified herein, all share information presented herein takes into consideration such reverse stock split.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 28, 2010, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $~~.~~0.9874. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Bank of Canada. For the past five years ended December 31 and for the last six month ends from October 1, 2009 to March 31,2010, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period	Average

Year ended Dec 31, 2009	$0.8757
Year ended Dec 31, 2008	$0.9441
Year ended Dec. 31, 2007	$0.9913
Year ended Dec 31, 2006	$0.8789
Year ended Dec 31, 2005	$0.8818

Monthly Period	Low - High

Month ended Oct 31, 2009	$0.9123-$0.9755
Month ended Nov 30, 2009	$0.9234-$0.9590
Month ended Dec 31, 2009	$0.9304 -$0.9687
Month ended Jan 31, 2010	$0.9350 -$0.9780
Month ended Feb 28, 2010	$0.9283- $0.9642
Month ended Mar 31, 2010	$0.9470- $0.9938

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation to December 31, 2009, we have incurred net losses totaling $16,698,240. Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan. As at December 31, 2009, we had cash on hand of $2,212 and a working capital deficiency of $239,318. Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

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

Although our shares trade on the OTC Bulletin Board of the Financial Industry Regulatory Authority, Inc. (FINRA), the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares. We also cannot assure you that any other market will be established in the future. The price of our common stock may be highly volatile and your liquidity may be adversely affected in the future.

Our common stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

There is limited market activity in our stock and we are too small to attract the interest of many brokerage firms and analysts. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained. While we are trading on the Over-The-Counter Bulletin Board (“OTC”), our trading volume may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in OTC stocks and certain major brokerage firms restrict their brokers from recommending OTC stocks because they are considered speculative, volatile, thinly traded and the market price of the common stock may not accurately reflect our underlying value. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in our revenues and operating expenses, announcements of new products or services by us, significant sales of our common stock, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.

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

4.A History and development of the Company

Our Registered Office and principal office is located at 614 – 475 Howe Street, Vancouver, British Columbia, Canada. Our telephone number is (604)-669-4367

We were originally incorporated under the name “Entourage Holdings Ltd.” pursuant to the Business Corporations Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd.

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

  An unencumbered 100% interest in the Pires Gold Project located in Goias State, Central Brazil; and

  An unencumbered 65% interest in 47 prospective uranium claim blocks in Costebelle Township known as the Doran property in eastern Quebec.

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

The Company is exploring for gold in Central Brazil. Many factors have caused the price of gold to escalate to $1160 per oz. as of April 1, 2010 from $240 per ounce in 2002. There are many junior gold exploration companies in direct competition with the Company and a discovery of gold mineralization by the Company would not have any effect on the price of gold.

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. The price of U3O8 (yellow cake) had risen from $7US/ lb in 2005 to $135US/lb. in early 2007. The weekly spot price for U3O8 as at April1, 2010 was US$41.60.

Regulations

We are subject to the various environmental and business regulations of the jurisdictions in which we conduct mineral exploration.

These regulations can be onerous and, in some cases, expensive to comply with. In particular, we may be required to expend funds to reclaim or restore land disturbed by mineral exploration.

It is possible that we may not be able to afford to comply with various environmental and business regulations in the jurisdictions in which we conduct mineral exploration and would, as a result, have to curtail or cease operations and exploration.

The jurisdictions in which we are presently operating are, in our view, known as jurisdictions that are friendly to mining activity and we believe that we can meet applicable regulatory requirements.

Management & Employees

We do not have any employees other than our directors and officers.

Our President and Chief Executive Officer, Gregory F. Kennedy, devotes approximately 75% of his business time to our affairs. We had a management agreement with Mr. Kennedy that was described in the “Related Party Transactions” section of the Company’s 2005 Annual Report and filed on EDGAR on July 1, 2006. This agreement was revised on July 3, 2007 to a fee of $7,500 per month to Mr. Kennedy. As set forth in note 9 to the financial statements included herewith, this agreement was cancelled effective December 31, 2008.

Where necessary, we employ consultants, who in turn employ labourers, to further exploration on our mineral resource properties.

Office Space

We utilize about 700 square feet of office space in Vancouver, British Columbia. Our rent is approximately $1,600 per month.

4.C Organizational structure

Not applicable

4.D Property, plant and equipment

As our properties are not at an advanced stage of exploration, no reserve estimates are made nor are we, as of yet certain what if any reserves will be on the properties.

The Pires Gold Project

Option Agreement and Claim Information

On June 17, 2009, the Company signed a definitive Mineral Option agreement (the “Option”) with Infogeo Locaçeos Ltda. (“Infogeo”), a private Brazilian company, whereby the Company has the option to earn a 100% unencumbered interest in the Pires Gold Project (formerly known as the” Buon Sucesso Proyecto”) situated in southern Goiás State, Central Brazil.

When acquired, the Pires Gold Project consisted of 5 mineral licenses covering more than 8501 hectares (21,000 acres) located 2.5 hours drive from Brasilia and about 1 hour outside of the small city of Pires do Rio, Goiás State. Subsequent to the acquisition, the Company dropped two of the southernmost claim blocks and acquired 5 new claims: the Garimpo (acquired July 2009) and four other claim blocks surrounding the original land package. At present, the total package is approximately 12, 000 hectares. Subsequent to the changes indicated the property is rectangular in shape and is approximately 8 kilometers long and 5 kilometers wide.

The Pires Property covers sericite schist, chlorite schist and quartzites that have been intensely weathered under oxidizing tropical conditions. Metamorphic foliation of the schists and quartzites dips mainly to the west, and appears to be tightly folded. These metamorphic rocks belong to the Brasilia Belt, a region where terrains from the west have been thrust eastward over the ancient (Archean) Sao Francisco craton.

Under the terms of the Option, the Company must expend:

Expenditure Option

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:
	(A)	USD $25,000 within seven days of the execution of the Agreement (paid), and
	(B)	USD$25,000 within 45 days of the execution of the Agreement (paid); and

(ii)	expend not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010.
(iii)	Entourage agrees to pay an additional $10,000 USD (paid) upon approval of the DNPM of the new license covering the Garimpo area.

To earn an additional 20% (60% Total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)	expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue the Optionor 100,000 common shares of the Company on or before January 16, 2011 (subject to any regulatory approvals required), and
(ii)	expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012, (Any excess expended in years one and two is to be applied against this $1,000,000 expenditure requirement.)

Option to Purchase 25% (100% Total) (Upon completion of the Third Milestone)

Purchase up to 20% of an interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pires Property Description

The Company is exploring for Sediment Hosted Vein (SHV) gold deposits gold on 6 mineral licenses (two claim blocks deleted in the Spring 2010) covering 8,797.7hectares in southern Goiás State, Brazil. Another 4 licenses have been applied for which will extend the property north, east and west by 8000 hectares when the application process is completed. In January 2010, the Company filed two reports to relinquish two claims at the southernmost portion of the property where sampling indicated little mineralization.

Location and Accessibility

Access to the Pires is good, with the property being a two-and-a-half hour drive from Brasilia (capital of Brazil) on a paved highway that crosses the licences. The licences comprise the Pires Property (“Pires”), upon which Entourage has an option agreement to acquire up to 100% from the Brazilian property holder Infogeo Locaçeos Ltda. (“Infogeo”). Under the agreement, Entourage can earn a 40% interest in the property upon completion of US$300,000 of exploration work before May 31, 2010. By completing another US$300,000 of work before January 16, 2011 and paying the landholder 100,000 shares of Company stock, Entourage can earn a 60% interest in all the licenses. If Entourage then defines a minable deposit to the satisfaction of the Brazilian government, Entourage will then earn a 75% interest by completing another US$1,000,000 of work before January 16, 2012 and paying the landholder 100,000 shares of Company stock before January 16, 2011 and the Company has an option to acquire up to the remaining 25% for up to US$6 million.

2009 Exploration Program

The exploration program began with due diligence replication of reported highly enriched gold float samples. Entourage has collected float quartz vein, outcrop and soil samples with enriched gold concentrations. The five highest gold (Au) values to date are 405 grams per tonne (g/t), 297 g/t, 114, g/t, 80 g/t, 77 g/t, 70 g/t and 55 g/t (analyses completed at SGS-Geosol and Intertek Laboratories in Brazil, and ACME Analytical Laboratory in Canada). These highly enriched samples were collected from different parts of the property located up to 15 km apart on strike. Hand trenching has succeeded in exposing some of these occurrences as undeformed quartz veins in or close to bedrock near the float samples, and locally abundant concentrations suggest that other samples are also proximal to source.

The Pires Property covers metasedimentary strata that were deformed during the Neoproterozoic compressional event that formed the Brasilia thrust belt. Syn-deformational quartz veins and boudins comprise one of the two deposit types targeted for exploration on the Pires Property. Post deformational quartz veins carrying high values of gold possibly associated with the regional Transbrasiliano extensional event in the latest Neoproterozoic are the second deposit type targeted at Pires. Mineralization of the second, undeformed extensional quartz vein type is described in 2 places on the Property (the Garimpo, and Point 1 areas) located more than 13 km apart. To date, no mineral resource or reserves have been defined on the Property. The Pires Property merits further exploration and a two-phase program is recommended herein. Phase 1 includes: continuing surface sampling in unsampled or minimally sampled areas of the Property; completion of ongoing structural and geological mapping; surface geochemistry; hand trenching; a ground magnetic test grid; and 450 m of drilling. The estimated budget of the recommended Phase 1 program is CDN$220,500. Phase 1 should be completed by May 31, 2010. Phase 2 is dependent on the results of Phase 1, and recommends further exploration work estimated at another CDN$580,000. The largest recommended expenditure for Phase 2 is drilling to test an assumed 3 or 4 target areas, dependent on the results of Phase 1. On February 17, 2010, the Company filed, on SEDAR and EDGAR, a National Instrument 43-101 compliant report on the Pires property.

On April 4, 2010, the Company began drilling the first targets identified on the Point 1 area (claim 860715/2006). As of this report, the initial three holes have been drilled and results are pending. The Company intends to drill a minimum of 600 meters and intends to drill two holes in the Garimpo area (86087/2009) subject to drill availability.

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

We expended $245,591 in exploration work on the property in fiscal year 2005 and a National Instrument 43-101 compliant report by Eric Ostensoe (P.Geo.) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on SEDAR and EDGAR (March 9, 2006) as well as on our website. In April 2007 an updated NI 43-101 Technical Report was prepared by Michel Proulx, M.Sc., P. Geo and Michel Boilly, Ph.D., P.Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on SEDAR by Abbastar Holdings Ltd. on May 2, 2007.

In May 2006, we advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report. Drilling commenced thereafter on the “Main Zone” of the Doran property. Our option agreement on the Doran property requires that we expend $300,000 in year two of the agreement.

We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July 2006 the Government of Quebec reimbursed our company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses.

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

The completion of the Fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property. As of December 31, 2009, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

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

Our exploration program is explained in as much detail as possible in the business section of this annual report. We are not going to buy or sell any plant or significant equipment during the next twelve months. We will not buy any equipment until we have located a body of minerals and we have determined they are economical to extract from the land.

Year ended December 31, 2009 compared to year ended December 31, 2008

Our loss (as well as operating expenses) for the year ended December 31, 2009 (“Annual 2009”) totaled $727,683 or $0.11 per share compared to $414,840 or $0.05 per share for the period ended December 31, 2008 (“Annual 2008”). The losses in Annual 2009 were higher mainly because:

  The Company expended $262,182 in mineral property acquisition and exploration costs in Annual 2009, whereas we expended $nil in mineral property acquisition and exploration costs in Annual 2008 because all the Doran property’s costs were Abbastar’s responsibility. During Annual 2008 we received a refund of $9,485 from the Nevada division of the Bureau of Land Management and received a $49,237 refund from the Quebec government in exploration tax credits from previous years, while in Annual 2009 we received $nil in any government refunds relating to exploration work.

  During Annual 2009 the stock based compensation expense was $228,510 whereas during Annual 2008 the stock based compensation was nil.

  As a result of increased business activities during Annual 2009, the office and sundry expenses were $41,932 whereas during Annual 2008 the office and sundry expenses were $34,231.

  Professional fees were $108,462 during Annual 2009 compared to $62,006 during Annual 2008. This was due to the completion of litigation during annual 2009 with CMKM and 1010 and the increase in legal costs to effect a 10:1 reverse stock split in March 2009.

However during Annual 2009 the losses were partly reduced by the following decreased expenses:

  During Annual 2009, management fees were $78,000 compared to $300,000 during Annual 2008. This was due to the elimination of management contracts at December 31, 2008.

  During annual 2009 the consulting fees were $nil compared to $60,000 during Annual 2008. This was due to elimination of a consulting contract at December 31, 2008.

  The promotion and travel expenses were $5,844 in Annual 2009 compared to $15,758 in Annual 2008 due to reduced promotional activities.

Year ended December 31, 2008 compared to year ended December 31, 2007

Our loss (as well as operating expenses) for the year ended December 31, 2008 (“Annual 2008”) totaled $414,840 or $0.05 per share compared to $598,783 or $0.08 per share for the period ended December 31, 2007 (“Annual 2007”). The losses in Annual 2008 were lower mainly because:

  The Company expended $nil in mineral property acquisition and exploration costs in Annual 2008 because all the Doran property’s costs were Abbastar’s responsibility. During Annual 2008 we received a refund of $9,485 from the Nevada division of the Bureau of Land Management and received a $49,237 refund from the Quebec government in exploration tax credits from previous years, while in Annual 2007 we expended a net total of $61,462 in mineral property acquisition and exploration costs. This constituted primarily of the option payments of $75,000 cash and 500,000 shares ($175,530) for the Doran (Quebec) uranium property (which were reduced by $100,000 received from
  Abbastar for optioning the Doran property to them) and approximately $61,655 in actual exploration costs on the Doran property (which were reduced by $150,723 due to Quebec mineral exploration credit refunds).

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

However, during Annual 2008 management fees were $300,000 compared to $195,000 during Annual 2007. This was due to revised fee agreements. Professional fees were $62,006 during Annual 2008 compared to $34,568 for Annual 2007. This was due to ongoing litigation during annual 2008 with 101047025 Saskatchewan Ltd. and CMKM Diamonds Inc.

5.B Liquidity and capital resources

As of the date of this report, we have yet to generate any revenues from our business operations.

On December 31, 2009 the Company had $2,212 in cash compared to $894 on December 31, 2008. On December 31, 2009 we had a negative working capital position of $239,318 compared to a negative working capital position of $553,551 on December 31, 2008.

During the year ended December 31, 2009, the Company completed a non-brokered private placement of 4,037,500 units at a price of U.S$0.15 each for a total proceed of $683,057, and the Company received total proceed of $74,693 from exercise of warrants.

During the year ended December 31, 2008 we received no monies from issuances of any common shares.

We received net cash of $473,300 from financing activities in 2009, as compared to 309,099 in 2008 and $149,215 in 2007. The net cash received from financing activities in 2009 consists of $26,862 from a loan payable, $337,686 as repayment to due to related parties, $757,749 in net proceeds from the sale of our common stock, and $26,375 in subscriptions received.

Subsequent to December 31, 2009, the Company completed a non-brokered private placement of 1,613,162 units at a price of U.S. $0.15 each. Each unit consists of one common share and one share purchase warrant, each warrant enabling the purchaser to buy an additional share for a period of one year at a price of US $0.25 each.

On February 18, 2010, Ansell Capital Corp., (“Ansell”) a TSX Venture listed company advanced the Company $75,000 CDN, pursuant to a Letter of Intent to a possible Plan of Arrangement among the companies; these monies were used to pay down the Company’s accounts payable; furthermore, Ansell set up an exploration expense account to allow Ansell to expend $200,000 USD as due diligence before making a definitive decision to effect the Plan of Arrangement.

We do not need any funds in the near future for the exploration work on our Doran property since the Company is the 65% unencumbered owner of the Doran property. However, we need to raise funds soon to fund our ongoing general and administrative costs, although there is no guarantee that we will be able to do so.

5.C Research and development, patents and licenses, etc.

Our methods of exploration, development and extraction are not unique to our company but are common in our industry.

We do not rely on patents, technological licenses or intellectual property licenses in our operations.

We did not have any research and development expenditures in the year ended December 31, 2009 or any past years.

5.D Trend information

Our Doran mineral property is prospective for uranium. There are few producers of uranium in the world in a market that is dominated by senior producers Cameco (Canada), Areva (formerly Cogema, France) Energy Resources (Australia), Denison (Canada) and SXR (South Africa). The market for uranium is a homogeneous, integrated commodities market.

The market is not one that is particularly susceptible to the influence of one or more large suppliers or buyers. The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$135/lb. on June 11, 2007. The weekly spot price for U3O8 as at April 26, 2010 was US$41.50/lb.

The Pires property is prospective for gold. Gold is a highly liquid commodity that trades continuously for 24 hours per day in various locations worldwide including New York, London, Sydney and Hong Kong. Brazil hosts many gold deposits of varying grades and sizes. Should our property become a producer, its impact on world gold supplies and price would be negligible.

5.E Off-balance sheet arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

5.F Tabular disclosure of contractual obligations

None

5.G Safe harbor

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENTS AND EMPLOYEES

6.A Directors and senior management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation

Gregory F. Kennedy President, Director Victoria, BC	60	President of the Company

Dr. Paul Shatzko Director, Chairman and Secretary Langley, BC	76	Director, Chairman and Secretary

Michael B. Hart Director, Roberts Creek, BC	61	Director

Executive Officers:

Name of Officer	Age	Office

Gregory F. Kennedy	60	President, Chief Executive Officer
Paul Shatzko	76	Secretary and Chairman
Pradeep Varshney	53	Chief Financial Officer

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

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Gregory F. Kennedy – Director, President and Chief Executive Office

At our annual general meeting in April 2004, Mr. Kennedy was appointed as President of our company. Since May 2003, Greg Kennedy has been a director of the Company. In July 2002, Mr. Kennedy became a Director of Abbastar Holdings Ltd. (TSX:V-ABA.H.), formerly Fountain House Holdings located in Vancouver, British Columbia. In May 2007 ABA.H changed its name from Abbastar Holdings to Abbastar Uranium, reflecting a change of business and graduation to a Tier II listing on the TSX Venture Exchange. Mr. Kennedy ceased to be a director of Abbastar in August 2006. Since October 2007, he has been a director and secretary of Trijet Mining Corp.

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

Dr. Paul Shatzko – Director, Chairman and Secretary

Dr. Shatzko is a retired radiologist and self employed businessman; he is a director of several public companies and a director of Entourage Mining Ltd. since July 31, 2004. Since October 2007, he has been a director and President of Trijet Mining Corp.

Michael B. Hart - Director

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

Corey Klassen- Director

Mr. Klassen, did not stand for re-election at the Annual General Meeting in 2009.

Pradeep Varshney, Chief Financial Officer

Pradeep Varshney is a Certified General Accountant. In addition, he has an MBA from the University of Western Ontario, and an MS (Chemical Engineering) from the University of New Hampshire, USA. Mr. Varshney has been involved with public companies for the last 16 years. Since October 2007, he has been a director and CFO of Trijet Mining Corp. He was formerly the CFO of Mountain Province Diamonds Inc. and Gee-Ten Ventures Inc.

6.B Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2009

 Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		LTIP payouts ($)	All Other Compensation ($)
					Restricted Stock Awards ($)	Securities Underlying Options/ SAR’s (#)
Gregory F. Kennedy, President, Chief Executive Officer & Director	2009	Nil	Nil	30,000	Nil	Nil	Nil	Nil
Michael Hart, Secretary &Director	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul Shatzko, Chairman & Director	2009	Nil	Nil	30,000	Nil	Nil	Nil	Nil

6.C Board practices

The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

No director currently has service contracts with us, nor are they entitled to any termination benefits.

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

6.E Share ownership

Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares[1]
Gregory F. Kennedy	825,000	8.6%
Paul Shatzko	809,666[2]	8.4%
Michael Hart	450,000	4.7%
Pradeep Varshney	438,200[3]	4.5%

1.	Based on 9,696,855 issued and outstanding shares as of the date of this Report.
2.	Includes common shares held by spouse,
3.	Includes common shares held by spouse

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

As of the date of this annual report, there are 9,696,855 common shares issued and outstanding in our capital stock. We were authorized to issue 100,000,000 common shares at December 31, 2009; subsequent to December 31, 2009, the Company changed its authorized capital to unlimited*.

*Notice of Alteration electronically filed with the BC Registrar of Companies on April 22, 2010 at 9:02 am PDT.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
Gregory F Kennedy	825,000	8.5%
Paul Shatzko	809,666	8.4%

Of our 79 registered shareholders, 46 shareholders are Canadian residents (who hold approximately 67.1% of our issued and outstanding shares), 28 shareholders are United States residents (who hold approximately 30.3% of our issued and outstanding shares) and 5 shareholders are foreign residents (who hold approximately 2.6% of our issued and outstanding shares).

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

7.B Related party transactions

During the Fiscal Year Ended December 31, 2009

Amounts payable to related parties as of December 31, 2009 of $91,066 (2008 - $428,752) is owing to directors, to a company controlled by an officer, and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2009 the Company incurred $78,000 (2008 - $300,000 and 2007 - $195,000) in management fees to its directors and officers.

The above transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

From January 1, 2010 to the date of this report

Gregory Kennedy and Paul Shatzko are each earning management fees of $2,500 per month from us. RSA Management Services Inc., a company controlled by Pradeep Varshney, is earning management fees of $1,500 per month from us.

7.C. Interests of experts and counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2009 with comparatives for December 31, 2008 and December 31, 2007 (except for the balance sheet, which does include comparative for December 31, 2007), have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

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

Export Sales

We have not had any export sales in our latest financial year ended December 31, 2009 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings

On August 27, 2007 we filed a Writ of Summons and Statement of claim against 101047025 Saskatchewan Ltd. (“1010”) and CMKM Diamonds Inc. (“CMKM”) for breach of contract of the October 20, 2005 Mineral Property Option and Assignment Agreements among the parties. We sought to have the Supreme Court of British Columbia set aside the aforementioned contracts for failure, on behalf of the defendants, to complete the terms as set out in those contracts. In October 2008 we entered into a proposed settlement agreement that was subsequently agreed to verbally by all parties. This settlement became effective July 03, 2009 and all legal matters among the Company and CMKM have been resolved definitively.

As a result of the settlement, CMKM returned 4,500,000 common shares of the Company in exchange for a cash payment of US $85,000 (paid). The shares were returned to treasury and cancelled. The Company has also settled its claims with 1010 and agreed to return the Smeaton properties in return for the withdrawal of all claims against the Company by 1010.

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

Annual Periods	High	Low
January 1, 2005 to December 31, 2005	$6.10	$1.10
January 1, 2006 to December 31, 2006	$5.30	$1.70
January 1, 2007 to December 31, 2007	$3.30	$0.60
January 1, 2008 to December 31, 2008	$1.00	$0.10
January 1, 2009 to December 31, 2009	$0.75	$0.11

Quarterly Periods

	High	Low
January 1, 2008 to March 31, 2008	$0.80	$0.30
April 1, 2008 to June 30, 2008	$1.00	$0.30
July 1, 2008 to September 30, 2008	$0.80	$0.20
October 1, 2008 to December 31, 2008	$0.70	$0.10
January 1, 2009 to March 31, 2009	$0.75	$0.10
April 1, 2009 to June 30, 2009	$0.72	$0.12
July 1, 2009 to September 30, 2009	$0.60	$0.25
October 1, 2009 to December 31, 2009	$0.50	$0.27
January 1, 2010 to March 31, 2010	$0.48	$0.21

Monthly Periods

	High	Low
October 2009	$050	$0.27
November 2009	$0.47	$0.32
December 2009	$0.30	$0.20
January 2010	$0.35	$0.21
February 2010	$0.48	$0.24
March 2010	$0.40	$0.21

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

	b.	Directors are empowered to vote compensation to them even in the absence of an independent quorum.

	c.	Our board of directors may from time to time on our behalf borrow money. We have no prohibition against loaning money to a director.

	d.	There are no provisions for retirement or non-retirement of directors under an age limit requirement.

	e.	There is no number of shares that must be owned for director's qualification.

3.	Shares

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

8.	There are no provisions in our articles that require the disclosure of shareholder ownership.

9.	The law applicable to us is not significantly different from that in the host country.

10.	The conditions imposed by the articles governing changes in the capital are not more stringent than is required by law.

10. C	Material contracts

There are no material contracts except as discussed in this Annual Report and except as entered into in the ordinary course of business. The following material contracts referred to in this Annual Report may be inspected at our offices during normal business hours.

1.

Agreement dated March 15, 2005 between Fayz Yacoub and the Company, and amended March 6, 2007 whereby the Company can acquire a 100% interest in the Doran Uranium Property (referenced by way of the Company’s 20- F filed with the SEC on July 1, 2005);

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

6.	Agreement dated June 17, 2009 between the Company and Infogeo Servicos e Locacoes Ltda,, whereby the Company can earn a 100% interest in the Pires gold project in south central Brazil.

7.

Letter of Intent (“LOI”) signed February 18, 2010 with Ansell Capital Corp., (“Ansell”) a TSX Venture listed company, pursuant to which Ansell proposes to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the “Arrangement”) under the British Columbia Corporations Act.

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

10.I Subsidiary information

We had one subsidiary, Entourage USA Inc. located 711 S. Carson Street, Suite 4, Carson City, NV 89701. The charter of Entourage USA was not renewed in December 2008.

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

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009, pursuant to Rule 13a-15(b) of the Exchange Act. Based no this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2009.

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

As of December 31, 2009, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a functioning audit committee and lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2009 and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2009, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[reserved]

ITEM 16.A	AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert serving on our audit committee. Given the Company’s small size and limited operations, to date we have been unable to attract a financial expert to serve on our board of directors.

ITEM 16.B	CODE OF ETHICS

We have a written Code of Ethics, which was filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended December 31, 2007, and which is incorporated by reference as an exhibit hereto.

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

a) Audit Fees

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

(d)   All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil for the year ended December 31, 2008 and $nil for year ended December 31, 2007.

ITEM 16.D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The disclosure required under Exchange Act Rule 10A-3(d) is not applicable to our company.

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchase was made by or on behalf of our Company or any “affiliated purchaser” of any of our equity securities within past two years.

ITEM 16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G	CORPORATE GOVERNANCE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our financial statements are attached hereto immediately before the signatures section.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007
(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Entourage Mining Ltd

We have audited the consolidated balance sheets of Entourage Mining Ltd (an exploration stage company) as at December 31, 2009 and 2008 and the consolidated statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2009, 2008 and 2007 and the period from June 16, 1995 (inception) through December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Entourage Mining Ltd. for the period from January 16, 1995 (inception) to December 31, 2003 were reported upon by other auditors whose report dated May 6, 2004 included an explanatory paragraph regarding the Company’s ability to continue as a going concern. The financial statements of Entourage Mining Ltd. for the period from January 16, 1995 (inception) to December 31, 2003 reflect a total net loss of $958,486 of the related cumulative totals. Our opinion, insofar as it relates to amounts included for such prior periods, is based solely on the reports of such other auditors.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Entourage Mining Ltd. at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 and the period from June 16, 1995 (inception) through December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

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

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 29, 2010

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31,
	2009	2008
	$	$
ASSETS

Current
Cash	2,212	894
Advances and prepaid expenses	1,377	1,084
Goods and services and Quebec sales tax recoverable	9,289	12,631
	12,878	14,609
Equipment, net of depreciation (Note 3)	1,549	2,064

	14,427	16,673

LIABILITIES

Current
Accounts payable	134,268	139,408
Loan payable (Note 5)	26,862	-
Due to related parties (Note 7)	91,066	428,752
	252,196	568,160

STOCKHOLDERS’ DEFICIT

Capital Stock (Note 6)
Authorized:
Unlimited common voting shares without par value
Issued:
7,738,693 common shares (2008 – 7,698,193)	13,107,970	12,383,714

Additional paid in capital	3,263,866	3,035,356

Obligation to issue shares (Notes 4 and 6)	88,635	-

Deficit accumulated during the exploration stage	(16,698,240)	(15,970,557)
	(237,769)	(551,487)

	14,427	16,673

CONTINGENCIES AND COMMITMENTS (Notes 1, 4, 6 and 10)
SUBSEQUENT EVENTS (Note 5 and 13)

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	YEARS ENDED			June 16, 1995
				(inception)
	DECEMBER 31,			To
				December 31,
	2009	2008	2007	2009
	$	$	$	$
Expenses
Depreciation	515	699	953	6,295
Consulting	-	60,000	58,594	268,235
Consulting – stock based compensation (Note 6)	213,422	-	101,774	2,926,980
Financing fee – stock based compensation (Note 6)	15,088	-	11,300	26,388
Interest and bank charges	2,238	868	1,119	16,055
Management fees (Note 7)	78,000	300,000	195,000	1,025,154
Mineral property costs (recovery) (Note 4 and 11)	262,182	(58,722)	61,462	11,194,369
Office and sundry	41,932	34,231	56,532	525,174
Professional fees	108,462	62,006	34,568	501,734
Travel and promotion	5,844	15,758	77,481	275,018

Loss Before Income Taxes	(727,683)	(414,840)	(598,783)	(16,765,402)

Deferred income tax recovery (Note 8)	-	-	-	67,162

Net Loss	(727,683)	(414,840)	(598,783)	(16,698,240)

Loss Per Share, basic and diluted	$(0.11)	$(0.05)	$(0.08)

Weighted Average Common Shares Outstanding	6,378,834	7,698,191	7,675,144

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

December 31, 2004 – shares issued for cash at $1.80 per share inclusive of 13,250 shares as finders’ fees	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $3.90 per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)	-	-	-	(3,000)
March 21, 2005, shares issued for property acquisition at U.S. $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 29,500 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at U.S. $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at U.S. $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at U.S. $1.50 per share	25,000	44,147	-	-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006, carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for Property option payment at US$3.00 per share deemed price	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for Private Placement at US$1.50 per share net of finder’s fee of $4,537	26,669	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for Options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt at US$2.00 per share	10,000	23,306	-	-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,193	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year	-	-	-	-	(414,840)	(414,840)
Balance, December 31, 2008	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)
Subscriptions received	-	-	26,375	-	-	26,375
June 22, 2009, shares issued for Private Placement at US$0.15 per share	4,037,500	683,057	-	-	-	683,057
Warrants exercise @US$0.20 per share during the year	353,000	74,692	-	-	-	74,692
July 24, 2009, shares returned to treasury in exchange for US$85,000 cash payment	(4,500,000)	(95,753)	-	-	-	(95,753)
December 16, 2009, shares issued For amendment to property option agreement at a deemed price of US$0.395 per share	150,000	62,260	62,260	-	-	124,520
Stock based compensation		-	-	228,510	-	228,510
Loss for the year	-	-	-	-	(727,683)	(727,683)
Balance, December 31, 2009	7,738,693	13,107,970	88,635	3,263,866	(16,698,240)	(237,769)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				June 16, 1995
	YEARS ENDED			(inception)
	DECEMBER 31,			to
				December 31,
	2009	2008	2007	2009
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss	(727,683)	(414,840)	(598,783)	(16,698,240)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	515	699	953	6,295
Stock based compensation	228,510	-	113,074	2,953,368
Shares issued for mineral property acquisition	62,260	-	175,530	9,092,621
Obligation to issue for mineral property acquisition	62,260	-	-	62,260
Shares issued for debt	-	-	23,306	23,306
Deferred tax recovery	-	-	-	(67,162)
Changes in non-cash operating working capital items:
Advances and prepaid expenses	(293)	-	26,910	(1,377)
Goods and services & Quebec sales tax recoverable	3,342	3,853	18,958	(9,289)
Accounts payable	(5,140)	99,844	(33,535)	134,268
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(376,229)	(310,444)	(273,587)	(4,503,950)

CASH FLOWS USED IN INVESTING ACTIVITIES
CMKM settlement	(95,753)	-	-	(95,753)
Equipment	-	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(95,753)	-	-	(103,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	26,862	-	-	26,862
Due to related parties	(337,686)	309,099	90,301	394,064
Net proceeds on sale of common stock	757,749	-	58,914	4,162,459
Subscriptions received	26,375	-	-	26,375
NET CASH FLOWS FROM FINANCING ACTIVITIES	473,300	309,099	149,215	4,609,760

INCREASE (DECREASE) IN CASH	1,318	(1,345)	(124,372)	2,212
CASH, BEGINNING OF YEAR	894	2,239	126,611	-

CASH, END OF YEAR	2,212	894	2,239	2,212

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization

The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995.

Exploration Stage Activities

The Company have not produced any revenues from its principal business or commenced significant operations and is considered an exploration stage company as defined by SEC Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915. In the exploration stage, management devotes most of its time to conducting exploratory work and developing its business.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. As reported in the accompanying consolidated financial statements, the Company has incurred a net loss of $727,683 for the year ended December 31, 2009 and has accumulated a net loss of $16,698,240 since its inception. The Company has no sources of revenue. The continuance in the future of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development business. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through a private placement of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and in management’s opinion have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Accounting Standards Codification

On October 1, 2009, the Company adopted the changes issued by the FASB to the authoritative hierarchy of Generally Accepted Accounting Principles (“GAAP”). These changes establish the FASB Accounting Standards CodificationTM as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the ASC. These changes and the ASC itself do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s consolidated financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	b)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned inactive subsidiary, Entourage USA Inc. which was incorporated in the State of Nevada on November 3, 2003. The subsidiary’s charter was not renewed and was allowed to lapse in 2009.

	c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2009 and 2008 the Company held no cash equivalents.

	d)	Mineral Claim Payments and Exploration Expenditures

The Company is primarily engaged in the acquisition and exploration of mining properties. Mineral property exploration costs are expensed as incurred. Mineral property acquisition costs are initially capitalized when incurred. The Company assess the carrying cost for impairment under the FASB ASC topic 360 at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs subsequently incurred to develop such property are capitalized. Such costs will be amortized using the units-of- production method over the established life of the proven and probable reserves. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

	e)	Use of Estimates

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

	f)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the declining balance method as follows:

Office furniture	20% on declining balance basis
Computer equipment	30% on declining balance basis

g)	Environmental Costs

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

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	h)	Capital Stock – Flow-through shares

Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount that the investor pays for the flow-through shares. The stockholders' equity is reduced and a liability is recognized for this difference. The liability is reversed when the tax benefits are renounced and a deferred tax asset is recognized at that time. Income tax expense (recovery) is the difference between the amount of the deferred tax liability and the asset recognized on issuance. During the years ended December 31, 2009 and 2008 the Company did not issue any flow-through shares.

	i)	Foreign Currency Translation

The functional currency of the Company is Canadian dollars and these financial statements are presented in Canadian dollars unless otherwise noted. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date. Non- monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at average rates of exchange during the year. Exchange gains and losses arising on foreign currency translation are included in the determination of operating results for the period.

	j)	Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, accounts payable, loan payable and amounts payable to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Canada and Brazil and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates and the United States Dollars. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Operations

The Company’s operations are all related to the minerals and the mining industry. A reduction in mineral prices or other movements in the minerals market could have an adverse effect on its operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and receivables.

k)	Income Taxes

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when in management’s view it is more likely than not (50%) that such deferred tax will not be utilized.

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of December 31, 2009, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities.

l)	Stock Based Compensation

The Company has a stock-based compensation plan which is described more fully in Note 6. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	l)	Stock Based Compensation (continued)

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

(1) The date at which a commitment for performance by the counter party to earn the equity instruments is established; or

(2) The date at which the counter party’s performance is complete.

	m)	Basic and Diluted Loss Per Share

Basic net loss per share is computed by dividing the net loss attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the reporting period. Diluted net income per common share includes the dilution that could occur upon the exercise of options and warrants to acquire common stock, computed using the treasury stock method which assumes that the increase in the number of shares is reduced by the number of shares that the Company could have repurchased with the proceeds from the exercise of options and warrants (which are assumed to have been made at the average market price of the common shares during the reporting period).

On January 1, 2009, the Company adopted changes issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented. The adoption of this change had not impact on the Company’s basic or diluted net loss per share because the Company have never issued any share-based awards that contain nonforfeitable rights.

Potential shares of common stock are excluded from the diluted loss per share computation in net loss periods as their inclusion would be anti-dilutive.

At December 31, 2009 and 2008, the Company had 7,738,693 and 7,698,193, shares of common stock issued and outstanding, respectively, 3,684,500 and nil warrants outstanding, respectively and 720,000 and 639,000 options outstanding, respectively.

	n)	Government Grants

The Company is eligible for certain grants from the Province of Quebec, Canada. The Company recognizes these grants once the amount is determinable and collection is reasonable. Government grants are accounted for as an offset of mineral property costs.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	o)	Recently adopted accounting policies

On June, 2009, the Company adopted the changes issued by FASB ASC topic 855 to Subsequent Events. ASC 855 establishes authoritative accounting and disclosure guidance for recognized and non-recognized subsequent events that occur after the balance sheet date but before financial statements are issued. ASC 855 also requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The adoption of the changes to ASC 855 had no impact on the Company’s consolidated financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

3.	EQUIPMENT

		2009			2008
	Cost	Accumulated	Net Book		Accumulated	Net Book
		depreciation	Value	Cost	depreciation	Value
	$	$	$	$	$	$
Office furniture	2,812	1,982	830	2,812	1,775	1,037
Computer equipment	5,033	4,314	719	5,033	4,006	1,027
	7,845	6,296	1,549	7,845	5,781	2,064

4.	MINERAL EXPLORATION PROPERTIES

(a)	The Pires Gold Project

On June 17, 2009, and as amended on November 13, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes (“Infogeo”), a private arms length Brazilian company, whereby the Company acquired an option to acquire a 100% interest in the Pires Gold Project (“Pires” or the “Pires Property”), pursuant to the following terms:

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:

	(A)	USD $25,000 within seven days of the execution of this Agreement (paid), and

	(B)	USD$25,000 within 45 days of the execution of this Agreement (paid); and

(ii)	expend not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010.

To earn an additional 20% (60 % total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and

(ii)

expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue to the Optionor 100,000 common shares of the Company on or before January 16, 2011 (subject to any regulatory approvals required), and

(ii)	expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012, (Any excess expended in years one and two is to be applied against this $1,000,000 expenditure requirement).

Option to Purchase 25% (100% total) (Upon completion of the Third Milestone)

Purchase up to 20% of an interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pursuant to the amendment on November 13, 2009, the Company agreed to issue a total of 300,000 (150,000 issued prior to December 31, 2009 and 150,000 issued subsequently) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement. The Company recorded $62,260 for 150,000 shares issued before the year end in capital stock and $62,260 for remaining 150,000 shares issued subsequent to the year end as obligation to issue shares (Note 6). The shares were valued at $0.42 (Cdn$0.40) per share.

4.	MINERAL PROPERTY INTERESTS (continued)

(b)	Doran Property, Quebec

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

As of December 31, 2009, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

iv)	In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (50,000) due to the Doran Property vendor on March 12, 2007.

v)

On March 15, 2008, after the final payment of $75,000 was made by Abbastar on behalf of the Company, the Company became the owner of the Doran Property and Abbastar had earned a 20% interest in the property by spending $500,000 on the property. The completion of the 2008 fall exploration program, by Abbastar, earned Abbastar an additional 15% interest in the Doran property as outlined above.

4.	MINERAL PROPERTY INTERESTS (continued)

(c)	Hatchet Lake Property (Saskatchewan)

By agreement dated April 7, 2005, as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabasca Basin area of Saskatchewan (the “Hatchet Lake Property”).

As consideration for the agreement (the “Hatchet Lake Agreement”), the Company issued 1,500,000 of its common shares to the CMKM Diamonds Inc. (“CMKM”) shareholders in 2006.

In September 2007, the Company abandoned the property. The Company has no liabilities incurred by abandoning the Hatchet Lake Properties and no further payments are required.

(d)	The Smeaton/Forte a la Corne Property (Saskatchewan)

By agreement dated October 20, 2005, as amended November 16, 2005, the Company entered into an option agreement with 101047025 Saskatchewan Ltd. (a private company) ("1010") to acquire an undivided 80% mineral rights interest in and to the Smeaton/Forte a la Corne diamond property in Saskatchewan (the “Smeaton Agreement”).

Under the terms of this agreement the Company issued 3,388,889 common shares in its capital stock (the "Smeaton/Fort a la Corne Shares") on January 3, 2006 of which 3,000,000 common were issued to CMKM and 388,889 shares were issued to 1010. The 3,388,889 shares were recorded as mineral property expenditures and an obligation to issue shares totaling $5,988,167 in the year ended December 31, 2005.

The Smeaton/Forte a la Corne diamond property was the subject of an agreement between 1010 and CMKM dated August 1, 2003.

On August 28, 2007, the Company filed a Writ of Summons and Statement of Claim against 1010 and CMKM in the Supreme Court of British Columbia seeking to have the Court set aside the both the Hatchet Lake and Smeaton Agreements.

During the year ended December 31, 2009 the Company settled its outstanding legal disputes with CMKM and 1010, and returned the Smeaton properties to 1010 (Note 10).

5.	LOAN PAYABLE

On August 4, 2009 an arms length party loaned the Company US$25,000 for a period of 90 days, at 12% per annum. The loan was unsecured but, as further consideration for the loan, the Company granted the lender 100,000 stock options, exercisable at US$0.35 each for a period of five years. The fair value of the stock option grant was recorded as finance expense of $15,088. Both the loan and all interest accrued thereon were repaid on February 10, 2010.

6.	CAPITAL STOCK

	a)	Issued Shares

Effective March 6, 2009 the Company completed a reverse split of its common shares at a ratio of one new share for every ten old share held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split. All previous references to shares of common stock, weighted average common share outstanding, stock options and warrants have been restated to give effect to the 1:10 reverse stock split unless otherwise stated.

During the year ended December 31, 2009, the Company closed a private placement of 4,037,500 units (at a price of US $0.15 per unit for gross proceeds of US$605,625. Each unit consisted of one common share and one share purchase warrant exercisable on or before June 12, 2010 at a price of US $0.20 per share.

During the year ended December 31, 2009 the Company settled its outstanding legal disputes with CMKM and 1010 (Note 4). As a result of the settlement, CMKM returned 4,500,000 common shares of the Company in exchange for a cash payment of US $85,000. The shares were returned to treasury and cancelled.

During the year ended December 31, 2009, 353,000 shares were issued pursuant to the exercise of warrants at US$0.20 per share.

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

All the stock options granted by the Company previously expired in February 2009.

Activity under the SOP is summarized as follows:

		Weighted Average	Weighted
	Options	Exercise Price	Average
	Outstanding	(U.S. $)	Life
Balance, December 31, 2008 and 2007	639,000	2.25	0.09
Options granted during the year	720,000	0.35	4.60
Options expired during the year	(639,000)	2.25
Balance, December 31, 2009	720,000	0.35	4.60

During the year ended December 31, 2009 the Company granted a total of 720,000 stock options at an exercise price of US$0.35 per share for a five-year term. At December 31, 2009 these 720,000 stock options were outstanding. The fair value of the stock option grant was calculated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 336%, (3) risk free interest rate of 3% and, (4) expected life of 5 years. Total expenses of $228,510 was recorded as stock-based compensation, $213,422 (2008 - $Nil, 2007 - $101,774) was related to consulting and $15,088 (2008 - $Nil, 2007 - $11,300) was related to financing fee (Note 5).

6.	CAPITAL STOCK (continued)

	b)	Stock Options (continued)

The following table summarizes information concerning outstanding and exercisable common stock options under the SOP as at December 31, 2009:

		Remaining		Number of
		Contractual	Weighted	Options	Weighted
Exercise	Options	Life	Average	Currently	Average Exercise
Price	Outstanding	(in years)	Exercise Price	Exercisable	Price
U.S. $0.35	720,000	4.6	U.S. $0.35	720,000	U.S. $0.35

c)	Warrants

On June 12, 2009, pursuant to a private placement, 4,037,500 warrants at an exercise price of US$0.20 per share were issued. Each warrant is exchangeable for one common share and expires on June 12, 2010.

		Weighted
		Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	(US$)	Life
Balance December 31, 2008	-	-	-
Issued during the year	4,037,500	U.S. $0.20	-
Exercised during the year	(353,000)	U.S. $0.20	-
Balance December 31, 2009	3,684,500	U.S. $0.20	0.45

d)	Obligation to issue shares

The balance as at December 31, 2009 included the followings:

	i.	Subscription proceeds of $26,375 for private placement completed after December 31, 2009 (Note 13).

	ii.	150,000 common shares issued after December 31, 2009 related to amendment to property option agreement (Note 4).

7.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2009 of $91,066 (2008 - $428,752) is owing to directors, to a company controlled by an officer, and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2009 the Company incurred $78,000 (2008 - $300,000; 2007 - $195,000) in management fees to its directors and officers.

The above transactions have been recorded at exchange amount that is the amount of consideration established and agreed to by the related parties.

8.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2009	2008	2007
	$	$	$
Income (loss) before income tax	(727,683)	$(414,840)	$(598,783)
Combined statutory rate	30%	31%	34.1%
Expected income tax recovery	(218,000)	(129,000)	(204,000)

Increase (decrease) resulting from:
Change in valuation allowance	(16,000)	(31,000)	167,000
Expiring loss carry forwards	18,000	18,000	-
Impact of tax rate changes	147,000	142,000	-
Permanent differences	69,000	-	37,000

Future income tax provision (recovery)	-	-	-

The Company’s tax-effected deferred income tax assets are estimated as follows:

	2009	2008
	$	$
Mineral properties tax base in excess of carrying value	2,758,000	2,785,000
Non-capital losses available	482,000	469,000
Other	6,000	8,000
Potential deferred income tax assets	3,246,000	3,262,000
Less: valuation allowance	(3,246,000)	(3,262,000)
Net Deferred Income Tax Asset	-	-

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $1,928,000 (2008 - $1,801,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
$
2010	73,000
2014	212,000
2015	211,000
2026	339,000
2027	429,000
2028	422,000
2029	242,000
1,928,000

The Company has certain resource related deductions and other losses of approximately $11,033,000 (2008 - $10,712,000) which may be available to be offset against future taxable income in Canada. The realization of these tax benefits in future years will be recorded as an adjustment to the corporate tax provision in the year realized.

9.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended	Year ended	Year ended
	December 31, 2009	December 31, 2008	December 31, 2007
Cash paid during the year for:	$	$	$
Interest	-	529	453
Income taxes	-	-	-

During the year ended December 31, 2009, the Company:

a)	issued 150,000 shares at a value of $62,260 under the option agreement to acquire an interest in the Pires Gold Project, situated in Brazil; and
b)	Issued 100,000 stock options, valued at $15,088, in consideration for a loan payable; and
c)	Issued 620,000 stock options, valued at $213,422.

There were no non-cash transactions during the year ended December 31, 2008.

10.	SETTLEMENT

The Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 in the Supreme Court of British Columbia On August 27, 2007 seeking to have the Court set aside both the Hatchet Lake and Smeaton Agreements (Note 4).

During the year ended December 31, 2009 the Company settled its outstanding legal disputes with CMKM and 1010. As a result of the settlement, CMKM returned 4,500,000 common shares of the Company in exchange for a cash payment of US $85,000 (paid). The shares were returned to treasury and cancelled. The Company also settled its claims with 1010 and agreed to return the Smeaton properties in return for the withdrawal of all claims against the Company by 1010.

11.	GOVERNMENT GRANTS

The Company is entitled to apply for certain refundable tax credits, of between 12% and 35%, in respect of qualifying mining exploration expenses incurred in the Province of Quebec, Canada. This tax credit recovery has been applied against the exploration costs incurred. In 2008 the Company received a total of $49,236 in refundable taxes and mining duties (2007 – $150,723) applied for in tax returns for December 31, 2007 and December 31, 2006. The Company did not expend any money on exploration in Quebec in 2008 and 2009.

12.	FINANCIAL INSTRUMENTS

The FASB ASC topic 820 on fair value measurement and disclosures establishes three levels of inputs that may be used to measure fair value: quoted prices in active markets for identical assets or liabilities (referred to as Level 1), observable inputs other than Level 1 that are observable for the asset or liability either directly or indirectly (referred to as Level 2), and unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities (referred to as Level 3).

The carrying values and fair values of the Company’s financial instruments are as follows:

		December 31,2009		December 31, 2008
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash	Level 1	$2,212	$2,212	$894	$894
Accounts payable and accrued liabilities	Level 2	$134,268	$134,268	$139,408	$139,408
Loan payable	Level 2	$26,862	$26,862	$-	$-
Due to related parties	Level 2	$91,066	$91,066	$428,752	$428,752

The carrying amount approximates fair value because of the short maturity of the instruments.

13.	SUBSEQUENT EVENTS

(a)

The Company completed a non-brokered private placement of 1,613,162 units at a price of U.S. $0.15 each. Each unit consists of one common share and one share purchase warrant, each warrant enabling the purchaser to buy an additional share for a period of one year at a price of US $0.25 each.

(b)

On February 18, 2010 the Company signed a Letter of Intent (“LOI”) with Ansell Capital Corp., (“Ansell”) a TSX Venture listed company, pursuant to which Ansell proposes to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the “Arrangement”) under the British Columbia Business Corporations Act. The terms of the Arrangement will provide for a one to one common share, option and warrant swap between Ansell and the Company shareholders. The proposed Arrangement is subject to court, shareholder and regulatory approval. Execution of a definitive agreement is targeted for May 30, 2010.

Pursuant to the terms of the LOI Ansell agreed to:

i)

advance no less than US $200,000 to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property May 31, 2010 work commitment; and

	ii)	advance the Company $75,000 to pay certain agreed payables prior to the execution of the definitive agreement.

(c)	A total of 203,333 shares were issued pursuant to the exercise of warrants at US$0.15 per share for net proceeds of $31,763.

(d)	Effective on April 22, 2010, the Company changed to its authorized capital to unlimited common shares without par value.

(e)	Subsequent events were reviewed to the date the financial statements were issued, and management has determined there are no material transactions that has not been disclosed.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable. Financial statements are provided under Item 17.

ITEM 19.	EXHIBITS

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Incorporation and Amendments thereto (1)
4.1	Agreement dated March 17, 2003, between the Company and the YK Group (1)
4.2	Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project (2)
4.3	Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property (2)
4.4	Agreement dated April 7, 2005 between Star Uranium Corp. (formerly known as United Carina Resources Corp.) and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property (2)
4.5

Agreement dated April 21, 2005 between the Company and Star Uranium Corp. (formerly known as United Carina Resources Corp.) whereby Star may acquire up to a 10% interest in the Company’s Black Warrior Project (2)

4.6	Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (2)
4.7	Agreement between the Company and Star Uranium dated October 21, 2005 whereby the Company may acquire a 50% interest in the Hatchet Lake (3)
4.8	Assignment Agreement between the Company and CMKM Diamonds Inc. whereby the Company may acquire any and all interest of CMKM Diamonds Inc.’s interest in the Hatchet Lake Property (3)
4.9	Agreement between the Company and 101047025 Saskatchewan Ltd. whereby the Company may acquire an 80% interest in the Smeaton Property (4)
4.10	Agreement between the Company and Goodsprings Development Corp. whereby Goodsprings extended the terms of the Company’s June 1, 2006 property payment as four quarterly payments (5)
4.11	Entourage-101047025 Saskatchewan Ltd. claim file for the Smeaton Property (5)
4.12	Smeaton Property location map with legend (5)
4.13	Hatchet Lake Property map with legend (5)
4.14	Revised Smeaton claim file (6)
4.15	Entourage-Abbastar Uranium Option Agreement Dated February 13, 2007 (7)
4.16	Mineral Option Agreement with Infogeo Locaçeos Ltda.*
11.1	Entourage Mining Company Ethics Policy (7)
12.1	Certification of Principal Executive Officer *
12.2	Certification of Principal Financial Officer *
13.1	Certification pursuant to 18 U.S.C. Section 1350 *

*Included as an exhibit hereto.

(1)	Incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 6, 2003.
(2)	Incorporated by reference from our 20-F filed with the SEC on July 1, 2005.
(3)	Incorporated by reference from the Company’s 6-K filed with the SEC on November 23, 2005.
(4)	Incorporated by reference from the Company’s 6-K filed with the SEC on November 25, 2005.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 3, 2006.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on June 29, 2007.
(7)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on June 30, 2008.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENTOURAGE MINING LTD.

Dated: April 30, 2010

“Gregory F. Kennedy”
Gregory F. Kennedy
President, Director