Form 20-F
period 2010-12-31
ENTOURAGE MINING LTD
filed 2011-04-28
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,268,103 common shares issued and outstanding as of December 31, 2010 and April__, 2011, the date of this Report.

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
[x] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ ] Yes [ ] No

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
By the International Accounting Standards Board [ ]

If this is an Annual Report, indicate by a check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
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

PART I

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable to Annual Reports on Form 20F.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable to Annual Reports on Form 20F.

ITEM 3.	KEY INFORMATION

3. A Selected Financial Data

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

Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07	Year Ended 12/31/06
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	263,194	(1,092,043)	(414,840)	(598,783)	(2,973,161)
Earnings(Loss) Per Share (1)	0.03	(0.17)	(0.05)	(0.08)	(0.40)
Dividends Per Share (1)	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. No. Shares (1)	9,766,206	6,378,834	7,698,191	7,675,144	7,438,028

Working Capital (Deficiency)	(229,900)	(883,300)	(553,551)	(139,410)	87,596
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity (Deficit)	(228,733)	(881,751)	(551,487)	(136,647)	91,312
Total Assets	22,711	14,427	16,673	22,570	193,763

(1) These line items take into consideration the Company’s 10 for 1 reverse stock split, effective on March 6, 2009. Unless otherwise specified herein, all share information presented herein takes into consideration such reverse stock split.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 28, 2011, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $0.95. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Bank of Canada. For the past five years ended December 31 and for the last six month ends from October 1, 2010 to March 31,2011, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period	Average

Year ended Dec 31, 2010	$0.9750
Year ended Dec 31, 2009	$0.8757
Year ended Dec 31, 2008	$0.9441
Year ended Dec 31, 2007	$0.9913
Year ended Dec 31, 2006	$0.8789

Monthly Period	Low - High

Month ended Oct 31, 2010	$0.9775 - $0.9857
Month ended Nov 30, 2010	$0.9833 - $0.9902
Month ended Dec 31, 2010	$0.9890 - $0.9950
Month ended Jan 31, 2011	$1.0026 - $1.0089
Month ended Feb 28, 2011	$1.0096 - $1.0534
Month ended Mar 31, 2011	$1.0208 - $1.0270

The above information was obtained from the Bank of Canada.

3.B Capitalization and indebtedness

Not Applicable to Annual Reports on Form 20F.

3.C Reasons for the offer and use of proceeds

Not Applicable to Annual Reports on Form 20F.

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation to December 31, 2010, we have incurred net losses totaling $16,799,406. Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan. As at December 31, 2010, we had cash on hand of $3,217 and a working capital deficiency of $229,900. Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

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

Our shares commenced trading on February 2, 2004 on the OTC Bulletin Board in the United States under the symbol ETGMF. On March 6, 2009, we completed a 10 for 1 reverse stock split and our symbol was subsequently changed to ENMGF. Unless otherwise specified herein, all share information presented herein takes into consideration such reverse stock split.

We do not have any subsidiaries.

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

The Company is exploring for gold in Central Brazil. Many factors have caused the price of gold to escalate to over US$1,500 per oz. as of April 26, 2011 from $240 per ounce in 2002. There are many junior gold exploration companies in direct competition with the Company and a discovery of gold mineralization by the Company would not have any effect on the price of gold.

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. The price of U3O8 (yellow cake) had risen from $7US/ lb in 2005 to $135US/lb. in early 2007.The weekly spot price for U3O8 as a April 25, 2011 was US$55.50.

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

Our President and Chief Executive Officer, Gregory F. Kennedy, devotes approximately 50% of his business time to our affairs. Mr. Kennedy is paid $2,500 per month on a month-to-month basis to attend to the affairs of the Company.

Where necessary, we employ consultants, who in turn employ labourers, to further exploration on our mineral resource properties.

Office Space

We utilize about 700 square feet of office space in Vancouver, British Columbia. Our rent is approximately $800 per month.

4.C Organizational structure

Not applicable.

4.D Property, plant and equipment

As our properties are not at an advanced stage of exploration, no reserve estimates are made nor are we, as of yet, certain what if any reserves will be on the properties.

The Pires Gold Project

Option Agreement and Claim Information

On June 17, 2009, and as amended November 13, 2009, the Company signed a definitive Mineral Option agreement (the “Option”) with Infogeo Locaçeos Ltda. (“Infogeo”), a private Brazilian company, whereby the Company has the option to earn a 100% unencumbered interest in the Pires Gold Project (formerly known as the” Buon Sucesso Proyecto”) situated in southern Goiás State, Central Brazil.

When acquired, the Pires Gold Project consisted of 5 mineral licenses covering more than 8501 hectares (21,000 acres) located 2.5 hours drive from Brasilia and about 1 hour outside of the small city of Pires do Rio, Goiás State. Subsequent to the acquisition, the Company dropped two of the southernmost claim blocks and acquired 5 new claims: the Garimpo (acquired July 2009) and four other claim blocks surrounding the original land package. At present, the total package is approximately 12, 000 hectares. Subsequent to the changes indicated, the property is rectangular in shape and is approximately 8 kilometres long and 5 kilometres wide. The Pires Property covers sericite schist, chlorite schist and quartzites that have been intensely weathered under oxidizing tropical conditions. Metamorphic foliation of the schists and quartzites dips mainly to the west, and appears to be tightly folded. These metamorphic rocks belong to the Brasilia Belt, a region where terrains from the west have been thrust eastward over the ancient (Archean) Sao Francisco craton.

Under the terms of the Option, the Company must expend:

Expenditure Option

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:
	(A)	USD $25,000 within seven days of the execution of the Agreement (paid), and
	(B)	USD $25,000 within 45 days of the execution of the Agreement (paid); and
(ii)	expend not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010 (incurred).

To earn an additional 20% (60% total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and

(ii)

expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011*.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue the Optionor 100,000 common shares of the Company on or before January 16, 2011 (issued subsequent to December 31, 2010), and
(ii)	expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012*, (Any excess expended in years one and two is to be applied against this $1,000,000 expenditure requirement.)

Option to Purchase 25% (100% Total) (Upon completion of the Third Milestone)

Purchase up to 20% of an interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

*Subsequent to December 31, 2010, the Company received an extension from the Pires Gold Project optionor where the terms of its Second Milestone work commitment have been extended from January 16, 2011 to November 1, 2011 and the Third Milestone work commitment from January 16, 2012 to November 1, 2012 for consideration of US$25,000 to be paid no later than July 15, 2011.

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

2010 Exploration Program

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

The Doran Uranium Property

Option Agreement and Claim Information

In March of 2005, we entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, British Columbia, whereby we acquired 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec. Subsequent to entering into the property agreement, 3 additional claims blocks have been added to the project.

The Doran Uranium property consists of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

Location and Accessibility

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometres west of Aguanish, approximately 109 kilometres east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometres to the north. Locally this area is known as “Moyenne Cote Nord” or middle coast north of the St. Lawrence Seaway.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 metres with elevation ranging from sea level to 100 metres. All mineralized areas of interest are located comfortably above sea and river levels.

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

We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July 2006, the Government of Quebec reimbursed our company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses.

In early February 2007, we contracted the services of Forages La Virole to commence drilling on the “L” anomaly situated in the north of the Doran property but four to six foot snow drifts prevented the drilling contractor from reaching the “L” anomaly so the work program was cancelled.

On February 13, 2007, we entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. (“Abbastar”), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying us a one time $100,000 CDN payment (paid) and expending $5,000,000 over four years. The TSX Venture Exchange approved this transaction on May 30, 2007.

On May 11, 2007, our Company and Abbastar announced that drilling had commenced on the “L” anomaly of the Doran project and in all 32 holes were drilled for a total of 3,273.26 metres of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear metres or 75% of the drill hole length. The results of our Phase II drilling campaign were reported August 23, 2007. A sample of the results are as follows:

  Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
  Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
  Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 metres of .29% U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17, 17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 metres (55 feet) of .87lb/short ton U3O8 and 24.1 metres (79 feet) of .66lb/ton U3O8, as well, holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 metres. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on our website.

The 2007 drilling program confirmed the existence of uranium mineralization in the northeast grid (L, N, X and Y). Findings corroborated the channel sample results of 2006 that showed mineralization to be non-uniformly distributed among the pegmatites and even within each pegmatite. Drill holes revealed that the thickness of the radioactive pegmatites range from one meter to roughly 20 metres along holes and are presented as sub-parallel multiple slabs slightly dipping to the west and separated from each other by sterile rocks. All pegmatites have been intersected at a maximum of 90 vertical metres from surface.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 & Fall 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

Senior Project Geologist, Michel Proulx M. Sc. (P.Geo. and a qualified person, as that term is defined in Canadian Mining National Instrument 43-101 policy) recommended follow up drilling on the Doran Showing (Phase III) as well as an additional 4,000 metres of drilling on the L zone to gain a better understanding of the behavior of the uranium-bearing pegmatite bodies, the structural geology context and of uranium phase minerals.

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

In total over 6000 metres have been completed on the Doran property by our company and Abbastar and the companies are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

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

The completion of the Fall 2008 exploration program earned Abbastar an additional 15% interest in the property and Abbastar has now earned a 35% interest in the Doran property. As of December 31, 2010, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

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

Restatement

The financial statements for the year ended December 31, 2009 have been restated to correct the accounting for warrants that were issued in connection with a previous private placement. The exercise price of these warrants is denominated in United States dollars, which differs from the Company’s functional currency (Canadian dollars) and therefore these warrants cannot be considered to be indexed to the Company’s own stock. Accordingly the fair value of the warrants must be accounted for as a derivative liability with changes in fair value recorded in the statement of operations.

The effect of the resulting adjustments on the company’s financial statements for the year ended December 31, 2009 is as follows:

Balance sheet as at December 31, 2009

	As previously reported	Adjustment	As restated
Derivative liability	$-	$256,030	$256,030
Share capital	$13,107,970	$(279,622)	$12,828,348
Deficit	$(16,698,240)	$(364,360)	$(17,062,600)

Statement of operations for the year ended December 31, 2009

	As previously reported	Adjustment	As restated
Net loss	$727,683	$364,360	$1,092,043
Fair value adjustment on derivative liability	$-	$364,360	$364,360
Loss per common share – basic and diluted	$(0.11)	$(0.06)	$(0.17)

The Fair value adjustment on derivative liability has no net effect on in the Company’s statement of cash flows.

Income tax notes for the reconciliation of the reported income taxes to the amounts applying statutory rates

	As previously reported	Adjustment	As restated
Loss before income taxes	$727,683	$364,360	$1,092,043
Expected income tax recovery	$218,000	$109,000	$327,000
Permanent differences and others	$69,000	$109,000	$178,000

Year ended December 31, 2010 compared to year ended December 31, 2009

Our net income for the year ended December 31, 2010 (“Annual 2010”) totaled $263,194 or $0.03 per share compared to a net loss of $1,092,043 or $0.17 per share for the year ended December 31, 2009 (“Annual 2009”). Net income in Annual 2010 compared to a net loss in Annual 2009 was mainly due to:

  The fair value adjustment of derivative liabilities in Annual 2010 was a gain of $634,555 compared to a loss of $364,360, or a difference of $998,915. This is a non-cash expense.

  The Company expended $156,155 in mineral property acquisition and exploration costs in Annual 2010, whereas we expended $262,182 in mineral property acquisition and exploration costs in Annual 2009. The Company completed a NI 43-101 technical report on its Pires Property during the year ended December 31, 2010 which can be located on SEDAR.

  During Annual 2010, the stock based compensation expense was $Nil whereas during Annual 2009, the stock based compensation was 213,422. This is a non-cash expense and was attributable to the number of options granted and vested during the prior year and the assumptions used for the Black-Scholes option pricing model.

  Professional fees were $70,779 during Annual 2010 compared to $108,462 during Annual 2009. This was due to the completion of litigation during Annual 2009 with CMKM and 1010 and the increase in legal costs to effect a 10:1 reverse stock split in March 2009.

  During Annual 2010, management fees were $70,500 compared to $78,000 during Annual 2009. This was due to the reduction of remuneration to one of the officers during the year ended December 31, 2010.

However, travel and promotion expenses increased from $5,844 in Annual 2009 to $25,674 in Annual 2010. This was mainly due to increased shareholder disclosure for corporate activities during the year.

Year ended December 31, 2009 compared to year ended December 31, 2008

Our loss (as well as operating expenses) for the year ended December 31, 2009 (“Annual 2009”) totaled $727,683 or $0.11 per share compared to $414,840 or $0.05 per share for the period ended December 31, 2008 (“Annual 2008”). The losses in Annual 2009 were higher mainly because:

  The fair value adjustment of derivative liabilities in Annual 2009 was a loss of $364,360 compared to $Nil in Annual 2008. This is a non-cash expense.

  The Company expended $262,182 in mineral property acquisition and exploration costs in Annual 2009, whereas we expended $Nil in mineral property acquisition and exploration costs in Annual 2008 because all the Doran property’s costs were Abbastar’s responsibility. During 2008 we received a refund of $9,485 from the Nevada division of the Bureau of Land Management and received a $49,237 refund from the Quebec government in exploration tax credits from previous years, while in Annual 2009 we received $nil in any government refunds relating to exploration work.

  During Annual 2009 the stock based compensation expense was $228,510 whereas during Annual 2008 the stock based compensation was nil. This is a non-cash expense and was attributable to the number of options granted and vested during the year and the assumptions used for the Black-Scholes option pricing model.

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

  During annual 2009, the consulting fees were $nil compared to $60,000 during Annual 2008. This was due to elimination of a consulting contract at December 31, 2008.

  The promotion and travel expenses were $5,844 in Annual 2009 compared to $15,758 in Annual 2008 due to reduced promotional activities.

5.B Liquidity and capital resources

These audited financial statements have been prepared assuming the Company will continue on a going-concern basis. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in these interim financial statements.

The audited financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

On December 31, 2010, the Company had $3,217 in cash compared to $2,212 on December 31, 2009. On December 31, 2010, we had a working capital deficit of $229,900 compared to a working capital deficit of $883,300 on December 31, 2009.

During the year ended December 31, 2010, the Company closed a private placement of 1,613,162 units (at a price of US $0.15 per unit) for gross proceeds of US$241,974. Each unit consisted of one common share and one share purchase warrant exercisable on or before January 25, 2011 at a price of US $0.25 per share. The estimated fair value of the warrants is $125,435 using the Black Scholes option pricing model using a 1 year term, an expected volatility of 467% and a risk free interest rate of 0.28% . The fair value of the warrants is included in Derivative liabilities. The Company paid a total $6,868 for legal fees which have been recorded as share issue costs.

During the year ended December 31, 2010, 766,248 shares were issued pursuant to the exercise of warrants at US$0.20 per share. $134,800 was transferred from derivative liabilities to Capital Stock for the exercised warrants.

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

The Company anticipates it will require additional capital in the future to finance ongoing exploration of its properties and general and administrative expenses, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placements. The Company may also seek short-term loans from directors and shareholders of the Company. There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

5.C Research and development, patents and licenses, etc.

Our methods of exploration, development and extraction are not unique to our company but are common in our industry.

We do not rely on patents, technological licenses or intellectual property licenses in our operations.

We did not have any research and development expenditures in the year ended December 31, 2010 or any past years.

5.D Trend information

Our Doran mineral property is prospective for uranium. There are few producers of uranium in the world in a market that is dominated by senior producers Cameco (Canada), Areva (formerly Cogema, France) Energy Resources (Australia), Denison (Canada) and SXR (South Africa). The market for uranium is a homogeneous, integrated commodities market.

The market is not one that is particularly susceptible to the influence of one or more large suppliers or buyers. The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$135/lb. on June 11, 2007. The weekly spot price for U3O8 as at April 25, 2010 was US$55.50/lb.

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

6.A Directors and senior management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation

Gregory F. Kennedy President, Director Vancouver, BC	61	President of the Company

Dr. Paul Shatzko Director, Chairman and Secretary Langley, BC	77	Director, Chairman and Secretary

James A. Turner Director, Surrey, BC	65	Director

Executive Officers:

Name of Officer	Age	Office

Gregory F. Kennedy	61	President, Chief Executive Officer
Paul Shatzko	77	Secretary and Chairman
Pradeep Varshney	54	Chief Financial Officer

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

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Gregory F. Kennedy – Director, President and Chief Executive Office

At our annual general meeting in April 2004, Mr. Kennedy was appointed as President of our company. Since May 2003, Greg Kennedy has been a director of the Company. In July 2002, Mr. Kennedy became a Director of Abbastar Holdings Ltd. (TSX:V-ABA.H.), formerly Fountain House Holdings located in Vancouver, British Columbia. In May 2007, ABA.H changed its name from Abbastar Holdings to Abbastar Uranium, reflecting a change of business and graduation to a Tier II listing on the TSX Venture Exchange. Mr. Kennedy ceased to be a director of Abbastar in August 2006. Since October 2007, he has been a director and secretary of Trijet Mining Corp.

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

James A. Turner - Director

Mr. Turner holds a B.Sc. degree from the University of British Columbia. He has been a practicing geologist since 1976. Mr. Turner is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a former fellow of the Geological Association of Canada. He has been involved in mineral explorations with major mining companies such as Teck Cominco Limited, Noranda Inc. and Newmont Explorations of Canada Limited. During his career Mr. Turner has worked in British Columbia, the Northwest Territories, Baffin Island, Yukon Territory, Mali, Ghana, Panama, U.S.A and Brazil. Mr. Turner has extensive experience in exploration for base metals, precious metals, and diamonds.

Pradeep Varshney, Chief Financial Officer

Pradeep Varshney is a Certified General Accountant. In addition, he has an MBA from the University of Western Ontario, and an MS (Chemical Engineering) from the University of New Hampshire, USA. Mr. Varshney has been involved with public companies for the last 16 years. Since October 2007, he has been the CFO of Trijet Mining Corp. From October 2007 till November 2010 he was a director of Trijet Mining Corp. Since April 2011 he has been a director of HFX Holdings Corp. He was formerly the CFO of Mountain Province Diamonds Inc. and Gee-Ten Ventures Inc.

6.B Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2010

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		LTIP payouts ($)	All Other Compensation ($)
					Restricted Stock Awards ($)	Securities Underlying Options/ SAR’s (#)
Gregory F. Kennedy, President, Chief Executive Officer & Director	2010	Nil	Nil	30,000	Nil	Nil	Nil	Nil
James A. Turner, Director	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul Shatzko, Chairman, Secretary & Director	2010	Nil	Nil	30,000	Nil	Nil	Nil	Nil

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

We do not have an executive committee.

Our audit committee is comprised of Gregory F. Kennedy, Dr. Paul Shatzko and James A. Turner. Members of the audit committee oversee our accounting and financial reporting process and the audits of our financial statements. The audit committee also receives and addresses complaints regarding accounting, internal controls, and auditing issues. No complaints have been received by us as of the date hereof. Further, the audit committee provides protection for whistle blowers. Again, no whistle blowing issues have presented themselves to us as of the date hereof. The audit committee functions in a collective manner with respect to all issues that come before it.

6.D Employees

We have no employees other than our officers and directors. When we engage in exploration of our resource properties, we use geological consultants and contract labor to support them.

6.E Share ownership

Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares[1]
Gregory F. Kennedy	775,000	7.5%
Paul Shatzko	852,566[2]	8.2%
James A. Turner	Nil	0.0%
Pradeep Varshney	380,000[3]	3.7%

1.	Based on 10,368,103 issued and outstanding shares as of the date of this Report.
2.	Includes common shares held by spouse.
3.	Includes common shares held by spouse.

The Company Stock Option Plan provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant or such other price as the Directors, in their discretion, may determine. The Company has reserved, authorized and granted 720,000 shares under the Stock Option Plan.

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

*Notice of Alteration electronically filed with the BC Registrar of Companies on April 22, 2010 at 9:02 am PDT.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
Gregory F. Kennedy	775,000	7.5%
Paul Shatzko	852,566	8.3%

Of our 143 registered shareholders, 46 shareholders are Canadian residents (who hold approximately 66% of our issued and outstanding shares), 92 shareholders are United States residents (who hold approximately 31% of our issued and outstanding shares) and 5 shareholders are foreign residents (who hold approximately 3% of our issued and outstanding shares).

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

7.B Related party transactions

During the Fiscal Year Ended December 31, 2010

Amounts payable to related parties as of December 31, 2010 of $72,159 (2009 - $91,066) is owing to directors, former directors, to a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2010, the Company incurred $70,500 (2009 - $78,000; 2008 - $300,000) in management fees to its directors and officers.

The above transactions have been recorded at exchange amount that is the amount of consideration established and agreed to by the related parties.

From January 1, 2011 to the date of this report

Gregory Kennedy and Paul Shatzko are each earning management fees of $2,500 per month from us.

7.C. Interests of experts and counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2010 with comparatives for December 31, 2009 and December 31, 2008 (except for the balance sheet, which does not include comparative for December 31, 2008), have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

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

Export Sales

We have not had any export sales in our latest financial year ended December 31, 2010 and, as a result, the percentage of export sales for the Company was zero.

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

9.A. Offer and listing details

Our shares commenced trading on February 2, 2004 on the OTC Bulletin Board in the United States under the symbol ETGMF. On March 6, 2009, we completed a 10 for 1 reverse stock split and our symbol was subsequently changed to ENMGF.

The following table sets forth the high and low closing prices in US funds of our common shares traded, taking into account our 10 for 1 reverse split effective March 6, 2009.

Annual Periods	High	Low
January 1, 2006 to December 31, 2006	$5.30	$1.70
January 1, 2007 to December 31, 2007	$3.30	$0.60
January 1, 2008 to December 31, 2008	$1.00	$0.10
January 1, 2009 to December 31, 2009	$0.75	$0.11
January 1, 2010 to December 31, 2010	$0.45	$0.10

Quarterly Periods
	High	Low
January 1, 2009 to March 31, 2009	$0.75	$0.10
April 1, 2009 to June 30, 2009	$0.72	$0.12
July 1, 2009 to September 30, 2009	$0.60	$0.25
October 1, 2009 to December 31, 2009	$0.50	$0.27
January 1, 2010 to March 31, 2010	$0.48	$0.21
April 1, 2010 to June 30, 2010	$0.35	$0.12
July 1, 2010 to September 30, 2010	$0.27	$0.11
October 1, 2010 to December 31, 2010	$0.21	$0.11
January 1, 2011 to March 31, 2011	$0.20	$0.03

Monthly Periods
	High	Low
October 2010	$0.21	$0.15
November 2010	$0.20	$0.11
December 2010	$0.18	$0.11
January 2011	$0.17	$0.10
February 2011	$0.20	$0.10
March 2011	$0.19	$0.03

9.B Plan of distribution

Not Applicable to Annual Reports on Form 20F.

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

9.D Selling shareholders

Not Applicable to Annual Reports on Form 20F.

9.E Dilution

Not Applicable to Annual Reports on Form 20F.

9.F Expenses of the issue

Not Applicable to Annual Reports on Form 20F.

ITEM 10.           ADDITIONAL INFORMATION

10.A Share Capital

Not Applicable to Annual Reports on Form 20F.

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

7.

Letter of Intent (“LOI”) signed February 18, 2010 with Ansell Capital Corp., (“Ansell”) a TSX Venture listed company, pursuant to which Ansell proposes to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the “Arrangement”) under the British Columbia Corporations Act. On July 14, 2010, the Company was notified by Ansell that it would not be proceeding with the LOI.

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

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income” and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We do not have market portfolios and do not engage in trading risk sensitive instruments or financial instruments. We are an extractive enterprise.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We have had no material defaults in payment of principal, interest or sinking or purchase fund installments. We are an extractive enterprise.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010, pursuant to Rule 13a-15(b) of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2010.

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

As of December 31, 2010, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a functioning audit committee and lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2010 and communicated the matters to our management and board of directors.

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

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Our management’s report was not subject to attestation by the Company’s registered public accounting firm because our Company is not an accelerated filer or large accelerated filer.

Changes in Internal Control over financial reporting

During the year ended December 31, 2010, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C	PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)	Audit Fees

The aggregate fees billed for each of the la

(d)	All Other Fees

st two fiscal years for professional services rendered by the Company’s principal accountant(s) for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $17,850 for the year ended December 31, 2010 and $19,540 for the year ended December 31, 2009.

(b)	Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were $Nil for the year ended December 31, 2010 and $1,088 for year December 31, 2009.

(c)	Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning and tax return preparation were $400 for the year ended December 31, 2010 and $400 for the year ended December 31, 2009.

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $nil for the year ended December 31, 2010 and $nil for the year ended December 31, 2009.

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

FINANCIAL STATEMENTS

DECEMBER 31, 2010
(Stated in Canadian Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Entourage Mining Ltd

We have audited the balance sheets of Entourage Mining Ltd (an exploration stage company) as at December 31, 2010 and 2009 and the statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2010, 2009 and 2008 and the period from June 16, 1995 (inception) through December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of Entourage Mining Ltd. at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended December 31, 2010, 2009 and 2008 and the period from June 16, 1995 (inception) through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

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

As described in Note 13, the consolidated financial statements for the year ended December 31, 2009 have been restated.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 22, 2011

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31,
	2010	2009
		Restated – Note 13
	$	$
ASSETS

Current
Cash	3,217	2,212
Advances and prepaid expenses	6,584	1,377
Other receivable	11,743	9,289
	21,544	12,878
Equipment, net of depreciation (Note 3)	1,167	1,549

	22,711	14,427

LIABILITIES

Current
Accounts payable	153,212	134,268
Loan payable (Note 5)	26,011	26,862
Due to related parties (Note 8)	72,159	91,066
Derivative liabilities (Notes 6, 12 and 13)	62	643,982
	251,444	896,178

STOCKHOLDERS’ DEFICIT

Capital Stock (Note 7)
Authorized: Unlimited common voting shares without par value
Issued: 10,268,103 common shares (2009 – 7,738,693)	13,306,807	12,828,348

Additional paid in capital	3,263,866	3,263,866

Obligation to issue shares (Note 7)	-	88,635

Deficit accumulated during the exploration stage	(16,799,406)	(17,062,600)
	(228,733)	(881,751)

	22,711	14,427

CONTINGENCIES AND COMMITMENTS (Notes 1, and 4)
SUBSEQUENT EVENTS (Note 14)

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	YEARS ENDED			June 16, 1995
				(inception)
	DECEMBER 31,			To
				December 31,
	2010	2009	2008	2010
		Restated –		Restated –
		Note 13		Note 13
	$	$	$	$
Expenses
Depreciation	382	515	699	6,677
Consulting	4,715	-	60,000	272,950
Consulting – stock based compensation (Note 7)	-	213,422	-	2,926,980
Financing fee – stock based compensation (Note 7)	-	15,088	-	26,388
Interest and bank charges	3,209	2,238	868	19,264
Management fees (Note 8)	70,500	78,000	300,000	1,095,654
Mineral property costs (recovery)	156,155	262,182	(58,722)	11,350,524
Office and sundry	39,947	41,932	34,231	565,121
Professional fees	70,779	108,462	62,006	572,513
Travel and promotion	25,674	5,844	15,758	300,692

Loss Before Other Item	(371,361)	(727,683)	(414,840)	(17,136,763)

Fair value adjustment of derivative liabilities
(Notes 1, 6, 12 and 13)	634,555	(364,360)	-	270,195

Income (Loss) Before Income Taxes	263,194	(1,092,043)	(414,840)	(16,866,568)

Deferred income tax recovery	-	-	-	67,162

Net Income (Loss)	263,194	(1,092,043)	(414,840)	(16,799,406)

Earnings (Loss) Per Share
basic	$0.03	$(0.17)	$(0.05)
diluted	$0.02	$(0.17)	$(0.05)

Weighted Average Common Shares Outstanding
basic	9,766,206	6,378,834	7,698,191
diluted	13,643,412

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

December 31, 2004 – shares issued for cash at $1.80 per share inclusive of 13,250 shares as finders’ fees	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $3.90 per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)	-	-	-	(3,000)
March 21, 2005, shares issued for property acquisition at US $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares Issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 29,500 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at US $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at US $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at US $1.50 per share	25,000	44,147	-	-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Nov. 17, 2005, units issued at US $1.50 per share inclusive of 20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a deemed price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $3.00 per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at US $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $2.50 per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow- through private placement at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000 flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2008, carried forward	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)
Subscriptions received	-	-	26,375	-	-	26,375
June 22, 2009, shares issued for Private Placement at US$0.15 per share	4,037,500	683,057	-	-	-	683,057
Transfer derivative liability for warrants granted in the year	-	(339,311)	-	-	-	(339,311)
Warrants exercise at US$0.20 per share during the year	353,000	74,692	-	-	-	74,692
Transfer derivative liability for warrants exercised in the year	-	59,689	-	-	-	59,689
July 24, 2009, shares returned to treasury in exchange for US$85,000 cash payment	(4,500,000)	(95,753)	-	-	-	(95,753)
December 16, 2009, shares issued For amendment to property option agreement at a deemed price of US$0.395 per share	150,000	62,260	62,260	-	-	124,520
Stock based compensation		-	-	228,510	-	228,510
Loss for the year (restated – Note 13)	-	-	-	-	(1,092,043)	(1,092,043)
Balance, December 31, 2009 (restated – Note 13)	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2009, carried forward	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)
February 3, 2010, shares issued For amendment to property option agreement at a deemed price of US$0.395 per share	150,000	62,260	(62,260)	-	-	-
February 18, 2010, shares issued for Private Placement at US$0.15 per share, net of finance fee	1,613,162	247,214	(26,375)	-	-	220,839
Transfer derivative liability for warrants granted in the year	-	(125,435)	-	-	-	(125,435)
Warrants exercise at US$0.20 per share during the year	766,248	159,620	-	-	-	159,620
Transfer derivative liability for warrants exercised in the year	-	134,800	-	-	-	134,800
Income for the year	-	-	-	-	263,194	263,194
Balance, December 31, 2010	10,268,103	13,306,807	-	3,263,866	(16,799,406)	(228,733)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				June 16, 1995
	YEARS ENDED			(inception)
	DECEMBER 31,			to
				December 31,
	2010	2009	2008	2010

	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss )	263,194	(1,092,043)	(414,840)	(16,799,406)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	382	515	699	6,677
Stock based compensation	-	228,510	-	2,953,368
Shares issued for mineral property acquisition	-	62,260	-	9,092,621
Obligation to issue for mineral property acquisition	-	62,260	-	-
Shares issued for debt	-	-	-	23,306
Deferred tax recovery	-	-	-	(67,162)
Fair value adjustment of derivative liabilities	(634,555)	364,360	-	270,195
Changes in non-cash operating working capital items:
Advances and prepaid expenses	(5,207)	(293)	-	(6,584)
Other receivable	(2,454)	3,342	3,853	(11,743)
Accounts payable	18,944	(5,140)	99,844	153,212
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(359,696)	(376,229)	(310,444)	(4,863,646)

CASH FLOWS USED IN INVESTING ACTIVITIES
CMKM settlement	-	(95,753)	-	(95,753)
Equipment	-	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	(95,753)	-	(103,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	(851)	26,862	-	26,011
Due to related parties	(18,907)	(337,686)	309,099	375,157
Net proceeds on sale of common stock	406,834	757,749	-	4,569,293
Obligation to issue shares	(26,375)	26,375	-	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	360,701	473,300	309,099	4,970,461

INCREASE (DECREASE) IN CASH	1,005	1,318	(1,345)	3,217
CASH, BEGINNING OF YEAR	2,212	894	2,239	-

CASH, END OF YEAR	3,217	2,212	894	3,217

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES (Note 10)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization
The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995.

Exploration Stage Activities

The Company has not produced any revenues from its principal business or commenced significant commercial operations and is considered an exploration stage company as defined by SEC Guide 7 with reference to Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) topic 915. In the exploration stage, management devotes most of its activities to conducting exploratory programs and developing business plans.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. The Company has accumulated a net loss of $16,799,406 since its inception. The Company has no sources of revenue. The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) . The Company’s functional and reporting currency is the Canadian dollar. The significant accounting policies summarized below:

	a)	Accounting Standards Codification

On October 1, 2009, the Company adopted changes issued by the FASB to the authoritative hierarchy of GAAP. These changes establish the ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates (“ASU”). ASU will not be authoritative in their own right as they will only serve to update the ASC. These changes do not change GAAP. Other than the manner in which new accounting guidance is referenced, the adoption of these changes had no impact on the Company’s financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	b)	Basis of Presentation

These financial statements include the accounts of the Company and its wholly owned inactive subsidiary, Entourage USA Inc. which was incorporated in the State of Nevada on November 3, 2003. The subsidiary’s charter was not renewed and was allowed to lapse in 2009.

	c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2010 and 2009 the Company has only cash on deposit.

	d)	Mineral Claim Payments and Exploration Expenditures

The Company is engaged in the acquisition and exploration of mineral properties. Mineral property exploration costs are expensed as incurred. Acquisition costs are initially capitalized when incurred. The Company assesses the carrying cost for impairment under the FASB ASC topic 360 at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs subsequently incurred to develop such properties are capitalized. Carrying value will be amortized using the units-of-production method over the established life of the proven and probable reserves. If mineral properties are subsequently abandoned or impaired, any non-recoverable amount will be charged to operations.

	e)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates relate to allocations of expenditures to resource property interests, mineral property carrying values, useful lives of equipment for depreciation and amortization, asset impairment tests, and determination of fair value transactions involving common stock, warrants, options, derivative liabilities, deferred tax balances and valuation allowances. Financial results as determined by actual events could differ from those estimates.

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	h)	Foreign Currency Translation

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

	i)	Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, accounts payable, loan payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

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

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not in the statement of financial position. The related carrying amount of these financial instruments and the method(s) and significant assumptions used to estimate the fair value are also disclosed (Note 12).

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

j)	Income Taxes

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis together with information on operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when, in management’s view, it is more likely than not that such deferred tax will not be utilized.

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of December 31, 2010, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities.

k)	Stock Based Compensation

The Company has a stock-based compensation plan which is described more fully in Note 7. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	l)	Basic and Diluted Loss Per Share

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

On January 1, 2009, the Company adopted changes issued by the FASB to the calculation of earnings per share. These changes state that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method for all periods presented. The adoption of this change had not impact on the Company’s basic or diluted net loss per share.

Potential shares of common stock are excluded from the diluted loss per share computation in net loss periods as their inclusion would be anti-dilutive.

At December 31, 2010 and 2009, the Company had 10,268,103 and 7,738,693, shares of common stock issued and outstanding, respectively, 1,613,162 and 3,684,500 warrants outstanding, respectively and 720,000 and 720,000 options outstanding, respectively.

	m)	Recently adopted accounting policies

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

3.	EQUIPMENT

	2010			2009
	Cost	Accumulated	Net Book		Accumulated	Net Book
		depreciation	Value	Cost	depreciation	Value
	$	$	$	$	$	$
Office furniture	2,812	2,149	664	2,812	1,982	830
Computer equipment	5,033	4,530	503	5,033	4,314	719
	7,845	6,679	1,167	7,845	6,296	1,549

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

4.	MINERAL EXPLORATION PROPERTIES

(a)	The Pires Gold Project, Brazil

On June 17, 2009, and as amended on November 13, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes (“Infogeo”), a private arms length Brazilian company, whereby the Company received an option to acquire up to a 100% interest in the Pires Gold Project (“Pires” or the “Pires Property”), pursuant to the following terms:

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the Optionor (or its nominee) USD $50,000 as follows:
	(A)	USD $25,000 within seven days of the execution of this Agreement (paid), and
	(B)	USD$25,000 within 45 days of the execution of this Agreement (paid); and
(ii)	expend not less than USD $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010 (incurred).

To earn an additional 20% (60 % total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)

expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011 (Note 14).

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue to the Optionor 100,000 common shares of the Company on or before January 16, 2011, and
(ii)	expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012, (Any excess expended in years one and two is to be applied against this $1,000,000 expenditure requirement).

Term extended (Note 14).

Option to Purchase 25% (100% total) (Upon completion of the Third Milestone)

Purchase up to 20% of the interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pursuant to the amendment on November 13, 2009, the Company agreed to issue a total of 300,000 (150,000 issued prior to December 31, 2009 and 150,000 issued prior to December 31, 2010) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement. The Company recorded $62,260 for 150,000 shares issued during the year ended December 31, 2009 in capital stock and $62,260 for remaining 150,000 shares as an obligation to issue shares as at December 31, 2009, and the shares were issued during the year ended December 31, 2010 The shares were valued at $0.40 (US$0.42) per share (Note 7).

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

(a)	The Pires Gold Project, Brazil (continued)

On February 18, 2010, the Company signed a Letter of Intent (“LOI”) with Ansell Capital Corp., (“Ansell”) a TSX Venture listed company, pursuant to which Ansell proposed to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the “Plan of Arrangement”) under the British Columbia Corporations Act. The terms of the Arrangement will provide for a one to one common share, option and warrant swap between Ansell and the Company’s shareholders.

Pursuant to the terms of the LOI, Ansell agreed to: (a) incur no less than US $200,000 (incurred) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property work commitment; and (b) advance the Company $75,000 (received) to pay certain agreed payables prior to the execution of the Definitive Agreement for a 25% interest in Entourage’s First Milestone of the Pires Gold project. The Company recorded the $75,000 payment received in 2010 as a reduction of mineral property costs. The Company has the right to re- purchase the 25% interest by paying back all advances by Ansell for a period of 12 months after termination of the LOI. On July 14, 2010 the Company was notified by Ansell that it would not be proceeding with the Plan of Arrangement.

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
	c.	$75,000 (paid) and 25,000 common shares on or before March 15, 2007 (issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 4b iii); and
d.

$75,000 (paid by Abbastar – Note 4b iii) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – Note 4b iii).

All the above terms have been met and the Company earned 100% interest of the property.

ii)	The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

(b)	Doran Property, Quebec (continued)

iii)

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar, a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) Abbastat incurring exploration expenditures of $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the NSR on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

a.	20% interest by spending $500,000 in exploration costs on or before February 13, 2008 (incurred);
b.	15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
c.	15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
d.	20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of December 31, 2010, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

5.	LOAN PAYABLE

On August 4, 2009, an arms length party loaned the Company US$25,000 for a period of 90 days, at 12% per annum. The loan was unsecured. As further consideration for the loan, the Company granted the lender 100,000 stock options, exercisable at US$0.35 each for a period of five years. The fair value of the stock option grant was recorded as finance expense of $15,088. The principle and interest was repaid in 2010.

On September 16, 2010, an arms length party loaned the Company US$25,000 for a period of 90 days, at 12% per annum. The loan is unsecured. The loan was subsequently extended to June 16, 2011. As at December 31, 2010, accrued interest of $876 was included in the loan payable.

6.	DERIVATIVE LIABILITIES

Derivate liabilities consist of warrants that were originally issued in private placements that have exercise prices denominated in United States dollars (Note 13). The fair value of these warrants as at December 31, 2010 and 2009 is as follows:

	Exercise		2010	2009
	price
3,684,500 warrants expiring on Jun 22, 2010	US$0.20	$	Nil	$643,982
1,613,162 warrants expiring on Jan 25, 2011	US$0.25		62	-
			$62	$643,982

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

6.	DERIVATIVE LIABILITIES (continued)

The fair value of these warrants was determined using the Black-Scholes option pricing model, and adjusted for market factor, using the following assumptions:

	2010	2009
Volatility	155% - 467%	155% - 507%
Dividend yield	-	-
Risk-free interest rate	0.20% - 0.28%	0.20% - 0.46%
Expected life	0.07 yrs – 1 yrs	0.47 yrs – 1 yrs

7.	CAPITAL STOCK

	a)	Issued Shares

Effective March 6, 2009, the Company completed a reverse split of its common shares at a ratio of one new share for every ten old share held. All previous references to shares of common stock, weighted average common share outstanding, stock options and warrants have been restated to give effect to the 1:10 reverse stock split unless otherwise stated.

During the year ended December 31, 2009, the Company closed a private placement of 4,037,500 units (at a price of US $0.15 per unit) for gross proceeds of $653,057 (US$605,625). Each unit consisted of one common share and one share purchase warrant exercisable on or before June 12, 2010 at a price of US $0.20 per share. The estimated fair value of the warrants was established upon issuance at $339,311 using the Black Scholes option pricing model using a 1 year term, an expected volatility of 507% and a risk free interest rate of 0.46%. The fair value of the warrants is included in Derivative liabilities.

During the year ended December 31, 2009, the Company settled its outstanding legal disputes with CMKM Diamonds Inc. (“CMKM”) and 101047025 Saskatchewan Ltd ("1010") . As a result of the settlement, CMKM returned 4,500,000 common shares of the Company in exchange for a cash payment of $95,753 (US $85,000). The shares were returned to treasury and cancelled (Note 11).

During the year ended December 31, 2009, 353,000 shares were issued pursuant to the exercise of warrants at US$0.20 per share resulting in $59,689 being transferred from derivative liabilities to Capital Stock.

Pursuant to the amendment to the Mineral Property Option agreement for the Pires Gold Project on November 13, 2009 (Note 4), the Company agreed to issue a total of 300,000 common shares for extension of the year 1 exploration expenditures requirement. Of this 300,000 common shares, 150,000 were issued during the year ended December 31, 2009 with a fair value of $62,260. The remaining 150,000 common shares were recorded as obligation to issue shares as at December 31, 2009 and were issued during the year ended December 31, 2010.

During the year ended December 31, 2010, the Company closed a private placement of 1,613,162 units (at a price of US $0.15 per unit) for gross proceeds of $247,214 (US$241,974). Each unit consisted of one common share and one share purchase warrant exercisable on or before January 25, 2011 at a price of US $0.25 per share. The estimated fair value of the warrants is $125,435 using the Black Scholes option pricing model using a 1 year term, an expected volatility of 467% and a risk free interest rate of 0.28%. The fair value of the warrants is included in Derivative liabilities. The Company paid a total $6,868 for legal fees which have been recorded as share issue costs.

During the year ended December 31, 2010, 766,248 shares were issued pursuant to the exercise of warrants at US$0.20 per share resulting in $134,800 being transferred from derivative liabilities to Capital Stock.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

7.	CAPITAL STOCK (continued)

	b)	Stock Options

In February 2004, the Company implemented a Stock Option Plan (“SOP”) for its officers, directors and employees to allow for up to 160,000 share purchase options to be granted at US $2.50 per share, for a period not to exceed five years. In November 2004, the SOP was amended to provide for the issuance of up to 220,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January 2006, the Company increased the stock option plan from 220,000 shares to 720,000 shares.

Activity under the SOP is summarized as follows:

			Weighted
	Options	Weighted Average	Average
	Outstanding	Exercise Price (U.S. $)	Life
Balance, December 31, 2008	639,000	2.25	0.09
Options granted during the year	720,000	0.35	5.00
Options expired during the year	(639,000)	2.25	-
Balance, December 31, 2009 and 2010	720,000	0.35	3.60

During the year ended December 31, 2009 the Company granted a total of 720,000 stock options at an exercise price of US$0.35 per share for a five-year term. At December 31, 2010 these 720,000 stock options were outstanding. The fair value of the stock option grant was calculated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 336%, (3) risk free interest rate of 3% and, (4) expected life of 5 years. Total expenses of $Nil (2009 -$228,510, 2008 - $Nil) was recorded as stock-based compensation, $Nil (2009 - $213,422, 2008 - $Nil) was related to consulting and $Nil (2009 - $15,088, 2008 - $Nil) was related to financing fee (Note 5).

The following table summarizes information concerning outstanding and exercisable common stock options under the SOP as at December 31, 2010:

		Remaining		Number of
		Contractual	Weighted	Options	Weighted
Exercise	Options	Life	Average	Currently	Average Exercise
Price	Outstanding	(in years)	Exercise Price	Exercisable	Price
U.S. $0.35	720,000	3.6	U.S. $0.35	720,000	U.S. $0.35

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

7.	CAPITAL STOCK (continued)

	c)	Warrants

On June 12, 2009, pursuant to a private placement, the Company issued 4,037,500 warrants at an exercise price of US$0.20 per share of which 2,918,252 warrants expired unexercised on June 12, 2010.

On January 25, 2010, pursuant to a private placement, 1,613,162 warrants at an exercise price of US$0.25 per share were issued. Each warrant is exchangeable for one common share and expires on January 25, 2011. (Note 14)

		Weighted Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	(US$)	Life
Balance December 31, 2008	-	-	-
Issued during the year	4,037,500	0.20	-
Exercised during the year	(353,000)	0.20	-
Balance December 31, 2009	3,684,500	0.20	0.45
Issued during the year	1,613,162	0.25	-
Exercised during the year	(766,248)	0.20	-
Expired during the year	(2,918,252)	0.20	-
Balance December 31, 2010	1,613,162	0.25	0.07

d)	Obligation to issue shares

The balance as at December 31, 2009 included the followings:

	i.	Subscription proceeds of $26,375 for private placement completed after December 31, 2009; and
	ii.	150,000 common shares issued during the year ended December 31, 2010 valued at $62,260 related to an amendment to property option agreement (Note 4).

8.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2010 of $72,159 (2009 - $91,066) is owing to directors, former directors, to a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2010, the Company incurred $70,500 (2009 - $78,000; 2008 - $300,000) in management fees to its directors and officers.

The above transactions have been recorded at exchange amount being the amount of consideration established and agreed to by the related parties.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

9.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2010	2009	2008
		Restated - Note
		13
	$	$	$
Income (loss) before income tax	263,194	(1,092,043)	(414,840)
Combined statutory rate	29%	30%	31%
Expected income tax expense (recovery)	75,000	(328,000)	(129,000)

Increase (decrease) resulting from:
Change in valuation allowance	(70,000)	145,000	(31,000)
Expiring loss carry forwards	-	18,000	18,000
Impact of tax rate changes	(10,000)	180,000	142,000
Permanent differences	5,000	(15,000)	-

Future income tax provision (recovery)	-	-	-

The Company’s tax-effected deferred income tax assets are estimated as follows:

	2010	2009	2008
	$	$	$
Mineral properties tax base in excess of carrying value	2,797,000	2,758,000	2,785,000
Non-capital losses available	536,000	482,000	469,000
Derivative financial liability	-	161,000	-
Other	4,000	6,000	8,000
Potential deferred income tax assets	3,337,000	3,407,000	3,262,000
Less: valuation allowance	(3,337,000)	(3,407,000)	(3,262,000)
Net Deferred Income Tax Asset	-	-	-

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $2,145,000 (2009 - $1,928,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
$
2014	212,000
2015	211,000
2026	339,000
2027	429,000
2028	422,000
2029	242,000
2030	217,000
2,145,000

The Company has certain resource related deductions and other losses of approximately $11,189,000 (2009 -$11,033,000) which may be available to be offset against future taxable income in Canada. The realization of these tax balances in future years will be recorded as an adjustment to the valuation allowance and corporate tax provision in the year realized.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

10.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended	Year ended	Year ended
	December 31, 2010	December 31, 2009	December 31, 2008
Cash paid during the year for:	$	$	$
Interest	1,877	-	529
Income taxes	-	-	-

During the year ended December 31, 2010, the Company:

a)

issued 150,000 shares with a fair value of $62,260 under the option agreement to acquire an interest in the Pires Gold Project (Note 4) which was recorded as obligation to issue shares as at December 31, 2009.

During the year ended December 31, 2009, the Company:

b)	issued 150,000 shares a) above, with a fair value of $62,260 under the option agreement to acquire an interest in the Pires Gold Project; and
c)	issued 100,000 stock options, with a fair value of $15,088, in consideration for a loan payable; and
d)	issued 620,000 stock options, with a fair value of $213,422.

There were no non-cash transactions during the year ended December 31, 2008.

11.	SETTLEMENT

The Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 in the Supreme Court of British Columbia On August 27, 2007 seeking to have the Court set aside two property agreements entered into. During the year ended December 31, 2009 the Company settled its outstanding legal disputes with CMKM and 1010. As a result of the settlement, CMKM returned 4,500,000 common shares of the Company in exchange for a cash payment of US $85,000 (paid). The shares were returned to treasury and cancelled. The Company also settled its claims with 1010 and agreed to return the certain mineral properties in return for the withdrawal of all claims against the Company by 1010.

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

12.	FINANCIAL INSTRUMENTS (continued)

The carrying values and fair values of the Company’s financial instruments are as follows:

		DECEMBER 31, 2010		DECEMBER 31, 2009
		CARRYING	FAIR	CARRYING	FAIR
	LEVEL	VALUE	VALUE	VALUE	VALUE
Financial assets
Cash	1	$3,217	$3,217	$2,212	$2,212
Financial liabilities
Accounts payable	2	$153,212	$153,212	$134,268	$134,268
Loan payable	2	26,011	26,011	26,862	26,862
Due to related parties	2	72,159	72,159	91,066	91,066
Derivative liabilities	3	62	62	643,982	643,982
		$251,444	$251,444	$896,178	$896,178

13.	RESTATEMENT

The financial statements for the year ended December 31, 2009 have been restated to correct the accounting for warrants that were issued in connection with a previous private placement. The exercise price of these warrants is denominated in United States dollars, which differs from the Company’s functional currency (Canadian dollars) and therefore these warrants cannot be considered to be indexed to the Company’s own stock. Accordingly the fair value of the warrants must be accounted for as a derivative liability with changes in fair value recorded in the statement of operations.

The effect of the resulting adjustments on the company’s financial statements for the year ended December 31, 2009 is as follows:

Balance sheet as at December 31, 2009

	As previously reported	Adjustment	As restated
Derivative liability	$-	$643,982	$643,982
Share capital	$13,107,970	$(279,622)	$12,828,348
Deficit	$(16,698,240)	$(364,360)	$(17,062,600)

Statement of operations for the year ended December 31, 2009

	As previously reported	Adjustment	As restated
Net loss	$727,683	$364,360	$1,092,043
Fair value adjustment on derivative liability	$-	$364,360	$364,360
Loss per common share – basic and diluted	$(0.11)	$(0.06)	$(0.17)

The Fair value adjustment on derivative liability has no net effect on in the Company’s statement of cash flows.

Income tax notes for the reconciliation of the reported income taxes to the amounts applying statutory rates

	As previously reported	Adjustment	As restated
Loss before income taxes	$727,683	$364,360	$1,092,043
Expected income tax recovery	$218,000	$109,000	$327,000
Permanent differences and others	$69,000	$109,000	$178,000

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010 AND 2009
(Stated in Canadian Dollars)

14.	SUBSEQUENT EVENTS

Subsequent to December 31, 2010, the Company:

a)

received an extension from the Pires Gold Project optionor where the terms of its Second Milestone work commitment have been extended from January 16, 2011 to November 1, 2011 and the Third Milestone work commitment from January 16, 2012 to November 1, 2012 for consideration of US$25,000 to be paid no later than July 15, 2011 (Note 4);

	b)	issued 100,000 shares with a fair value of US$15,000 under the terms of the option agreement to acquire an interest in the Pires Gold Project (Note 4);

	c)	the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants.

Subsequent events were reviewed to the date the financial statements were issued, and management has determined there are no material transactions that have not been disclosed.

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

4.6	Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (2)
4.7	Agreement between the Company and Star Uranium dated October 21, 2005 whereby the Company may acquire a 50% interest in the Hatchet Lake (3)
4.8	Assignment Agreement between the Company and CMKM Diamonds Inc. whereby the Company may acquire any and all interest of CMKM Diamonds Inc.’s interest in the Hatchet Lake Property (3)
4.9	Agreement between the Company and 101047025 Saskatchewan Ltd. whereby the Company may acquire an 80% interest in the Smeaton Property (4)
4.10	Agreement between the Company and Goodsprings Development Corp. whereby Goodsprings extended the terms of the Company’s June 1, 2006 property payment as four quarterly payments (5)
4.11	Entourage-101047025 Saskatchewan Ltd. claim file for the Smeaton Property (5)
4.12	Smeaton Property location map with legend (5)
4.13	Hatchet Lake Property map with legend (5)
4.14	Revised Smeaton claim file (6)
4.15	Entourage-Abbastar Uranium Option Agreement Dated February 13, 2007 (7)
4.16	Mineral Option Agreement with Infogeo Locaçeos Ltda. (8)
11.1	Entourage Mining Company Ethics Policy (7)
12.1	Certification of Principal Executive Officer *
12.2	Certification of Principal Financial Officer *
13.1	Certification pursuant to 18 U.S.C. Section 1350 *

*Included as an exhibit hereto.
(1)	Incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 6, 2003.
(2)	Incorporated by reference from our 20-F filed with the SEC on July 1, 2005.
(3)	Incorporated by reference from the Company’s 6-K filed with the SEC on November 23, 2005.
(4)	Incorporated by reference from the Company’s 6-K filed with the SEC on November 25, 2005.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 3, 2006.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on June 29, 2007.
(7)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on June 30, 2008.
(8)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 3, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENTOURAGE MINING LTD.

Dated: April 28, 2011

“Gregory F. Kennedy”
Gregory F. Kennedy
President, Director