Form 20-F
period 2011-12-31
ENTOURAGE MINING LTD
filed 2012-05-01
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ x ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 10,368,103 common shares issued and outstanding as of December 31, 2011 and 13,442,223 common shares issued and outstanding as of April 27, 2011, the date of this Report.

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
[x ] Yes [ ] No

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

Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08	Year Ended 12/31/07
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(189,503)	263,194	(1,092,043)	(414,840)	(598,783)
Earnings(Loss) Per Share (1)	(0.02)	0.03	(0.17)	(0.05)	(0.08)
Dividends Per Share (1)	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. No. Shares (1)	10,282,624	9,766,206	6,378,834	7,698,191	7,675,144

Working Capital (Deficiency)	(404,119)	(229,900)	(883,300)	(553,551)	(139,410)
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity (Deficit)	(403,236)	(228,733)	(881,751)	(551,487)	(136,647)
Total Assets	3,910	22,711	14,427	16,673	22,570

(1) These line items take into consideration the Company’s 10 for 1 reverse stock split, effective on March 6, 2009. Unless otherwise specified herein, all share information presented herein takes into consideration such reverse stock split.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 27, 2012, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $1.0197. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Bank of Canada. For the past five years ended December 31 and for the last six month ends from October 1, 2011 to March 31, 2012, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period	Average

Year ended Dec 31, 2011	$1.0110
Year ended Dec 31, 2010	$0.9709
Year ended Dec 31, 2009	$0.8757
Year ended Dec 31, 2008	$0.9381
Year ended Dec 31, 2007	$0.9304

Monthly Period	Low - High

Month ended Oct 31, 2011	$0.9753 - $0.9853
Month ended Nov 30, 2011	$0.9712- $0.9786
Month ended Dec 31, 2011	$0.9733 - $0.9807
Month ended Jan 31, 2012	$0.9842 - $0.9902
Month ended Feb 29, 2012	$1.0003 - $1.0050
Month ended Mar 31, 2012	$1.0037 - $1.0050

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation to December 31, 2011, we have incurred net losses totaling $16,988,909. Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan. As at December 31, 2011, we had cash on hand of $1,278 and a working capital deficiency of $404,119. Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

We believe the only realistic source of future funds presently available to us is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders.

Because management has only limited formal training in resource exploration, the business has a higher risk of failure.

One of our directors has significant technical training or experience in resource exploration or mining. We rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews. As a result of our management’s lack of formal training in resource exploration, there may be a higher risk of our being unable to complete our business plan.

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

4.A History and development of the Company

Our Registered Office and principal office is located at 614 – 475 Howe Street, Vancouver, British Columbia, Canada. Our telephone number is (604) 669-4367. The Company is in the business of mineral exploration.

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

  an unencumbered 65% interest in 47 prospective uranium claim blocks in Costebelle Township known as the Doran property in eastern Quebec; and
  an unencumbered 100% interest in the Pires Gold Project located in Goias State, Central Brazil. Subsequent to December 31, 2011, the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for US$10,000 cash and the issuance of 300,000 shares at a deemed value of US$15,000. Concurrent with this transaction, the Company has agreed to sell its interest for US$100,000 payable in two tranches, the first on signing and the second no later than June 30, 2012.

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

The Company is exploring for gold in Central Brazil. Many factors have caused the price of gold to escalate to over US$1,650 per oz. as of April 27, 2012 from $240 per ounce in 2002. There are many junior gold exploration companies in direct competition with the Company and a discovery of gold mineralization by the Company would not have any effect on the price of gold.

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. The price of U3O8 (yellow cake) had risen from $7US/ lb in 2005 to $135US/lb. in early 2007. The weekly spot price for U3O8 as a April 27, 2011 was US$51.75.

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

Our President and Chief Executive Officer, Gregory F. Kennedy, devotes approximately 50% of his business time to our affairs. Mr. Kennedy is paid $2,500 per month on a month-to-month basis to attend to the affairs of the Company. Effective April 1, 2012 management fees have been suspended due to a lack or working capital.

Where necessary, we employ consultants, who in turn employ labourers, to further exploration on our mineral resource properties.

Office Space

We utilize approximately 700 square feet of office space in Vancouver, British Columbia. Our rent is approximately $800 per month.

4.C Organizational structure

Not applicable.

4.D Property, plant and equipment

As our properties are not at an advanced stage of exploration, no reserve estimates are made nor are we, as of yet, certain what if any reserves will be on the properties.

The Pires Gold Project

Option Agreement and Claim Information

On June 17, 2009, and as amended November 13, 2009, the Company signed a definitive Mineral Option agreement (the “Option”) with Infogeo Locaçeos Ltda. (“Infogeo”), a private Brazilian company, whereby the Company has the option to earn a 100% unencumbered interest in the Pires Gold Project (formerly known as the “Buon Sucesso Proyecto”) situated in southern Goiás State, Central Brazil.

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

To earn an additional 20% (60 % total) interest in the property (Second Milestone), in year two:

(i)	paying USD $100,000 to the Optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)

expend not less than USD $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011. (Not completed)

As at December 31, 2011, the Company had earned 40% interest in the Pires Property.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue to the Optionor 100,000 common shares of the Company on or before January 16, 2011 (issued), and
(ii)	expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012. (Not completed)

Option to Purchase 25% (100% total) (Upon completion of the Third Milestone)

Purchase up to 20% of the interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pursuant to the amendment on November 13, 2009, the Company agreed to issue a total of 300,000 (150,000 issued prior to December 31, 2009 and 150,000 issued prior to December 31, 2010) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement. The Company recorded $62,260 for 150,000 shares issued during the year ended December 31, 2009 in capital stock and $62,260 for the remaining 150,000 shares as an obligation to issue shares as at December 31, 2009, and the shares were issued during the year ended December 31, 2010.

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

Pursuant to the terms of the LOI, Ansell agreed to: (a) incur no less than US $200,000 (incurred) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property work commitment; and (b) advance the Company $75,000 (received) to pay certain agreed payables prior to the execution of the Definitive Agreement for a 25% interest in Entourage’s First Milestone of the Pires Gold project. The Company recorded the $75,000 payment received in 2010 as a reduction of mineral property costs. The Company has the right to re-purchase the 25% interest by paying back all advances by Ansell for a period of 12 months after termination of the LOI. On July 14, 2010 the Company was notified by Ansell that it would not be proceeding with the Plan of Arrangement.

On March 14, 2012, the Company agreed to repurchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash and the issuance of 300,000 shares at a deemed value of $15,000. Concurrent with this transaction, the Company has agreed to sell its 40% interest for $100,000 payable in two tranches, the first on signing (received) and the second no later than June 30, 2012.

Pires Property Description

The Company was exploring for Sediment Hosted Vein gold deposits on 8 mineral licenses covering approximately 12,000 hectares in southern Goiás State, Brazil. The Pires Gold Project (“Pires”) originally consisted of 5 mineral licenses covering more than 8,500 hectares (21,000 acres) located 2.5 hours drive on a paved highway that crosses the licenses from Brasilia (the capital of Brazil) and about 1 hour outside of the small city of Pires do Rio, Goiás State. Subsequent to the acquisition, the Company dropped two of the southernmost claim blocks and acquired 5 new claim blocks surrounding the original land package. The property is rectangular in shape and is approximately 8 kilometres long and 5 kilometres wide.

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

Location and Accessibility

Access to the Pires is good, with the property being a two-and-a-half hour drive from Brasilia (capital of Brazil) on a paved highway that crosses the licenses.

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

The Doran Uranium Property

Option Agreement and Claim Information

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and expenditures of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);

b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);

c.	$75,000 and 25,000 common shares on or before March 15, 2007 (paid and issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – see below); and

d.

$75,000 (paid in 2008 by Abbastar – see below) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – see below).

All the above terms have been met and the Company earned 100% interest of the property.

The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

On February 13, 2007, the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (the Company retains the right to purchase the NSR on the Doran Property). The TSX Venture Exchange approved this transaction on May 30, 2007. The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

  20% interest by spending $500,000 on or before February 13, 2008 (incurred);
  15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
  15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
  20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of December 31, 2011, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

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
  Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
  Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
  Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
  Hole H31 (N Anomaly): 0.66 metres of .29% U3O8 (5.8lb/t)(at surface).

The holes were divided into four zones with particular emphasis on the “L” zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone. The first four drill holes (17, 17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 metres (55 feet) of .87lb/short ton U3O8 and 24.1 metres (79 feet) of ..66lb/ton U3O8, as well, holes 27 and 27A, intersected three and four pegmatites respectively. The first pegmatite, H27, returned ..66lb/ton U3O8 over 5.8 metres. The L zone remains open in all directions while lateral extension and depth extension are unknown. Best interval drill results are posted on our website.

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

Nearby anomalies F and H also display relatively high uranium values (F at 0.63lb/t U3O8 from six samples with a range of 0.27 to 1.20U3O8 lb/t and H at 0.5 lb/t U3O8 from four samples with a range of 0.21 to 1.06lb/t U3O8).

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

Year ended December 31, 2011 compared to year ended December 31, 2010

Our net loss for the year ended December 31, 2011 (“Annual 2011”) totaled $189,503 or $0.02 loss per share compared to a net income of $263,194 or $0.03 per share for the year ended December 31, 2010 (“Annual 2010”). Net income in Annual 2011 compared to a net loss in Annual 2010 was mainly due to:

  Financing fees – stock based compensation increased from $Nil for the year ended December 31, 2010 to $63,708 for the year ended December 31, 2011. During the year ended December 31, 2011, the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants. The fair value of the term extension was calculated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 164%, (3) risk free interest rate of 1.32% and, (4) expected life of 1 years. Total expenses of $63,708 was recorded as stock- based compensation in 2011, was related to financing fee. This is a non-cash expense.
  Mineral property costs decreased from $156,155 for the year ended December 31, 2010 to $44,422 for the year ended December 31, 2011. This decrease was due to reduced exploration expenditures on the Pires Gold Project in Brazil completed during the year due to a lack of working capital.
  Professional fees decreased from $70,779 for the year ended December 31, 2010 to $44,798 for the year ended December 31, 2011. This decrease was due to the legal work involved optioning of the Pires Gold Property in 2010 that did not occur in 2011.
  Travel and promotion decreased from $25,674 for the year ended December 31, 2010 to $6,108 for the year ended December 31, 2011. These expenses decreased from the prior year due to the reduced availability of working capital in 2011

Year ended December 31, 2010 compared to year ended December 31, 2009

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
  During Annual 2010, management fees were $70,500 compared to $78,000 during Annual 2009. This was due to the elimination of management contracts during the year ended December 31, 2010.
  Travel and promotion expenses increased from $5,844 in Annual 2009 to $25,674 in Annual 2010. This was mainly due to increased shareholder disclosure for corporate activities during the year.

5.B Liquidity and capital resources

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. The Company has accumulated a net loss of $16,988,909 since its inception. The Company has no sources of revenue. The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

As of the date of this report, we have yet to generate any revenues from our business operations.

On December 31, 2011, the Company had $1,278 in cash compared to $3,217 on December 31, 2010. On December 31, 2011 the Company had a working capital deficiency of $404,119 compared to a working capital deficiency of $229,900 on December 31, 2010.

The Company anticipates it will require additional capital in the future to finance ongoing exploration of its properties and general and administrative expenses, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placement financings. The Company may also seek short-term loans from directors of the Company. There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

Subsequent to December 31, 2011, the Company announced that it closed a private placement of 3,074,120 units (the “Units”) at a price of CDN$0.05 per Unit for gross proceeds of CDN$153,706 (the “Offering”). Each Unit consists of one common share of the Company (a “Share”) and one-half share purchase warrant (a “Warrant”) exercisable on or before April 13, 2013 at a price of CDN$0.10 per Share and on or before April 13, 2014 at a price of $0.15.

All Shares issued under the Offering and any Shares issuable on the exercise of the Warrants have a hold period expiring August 13, 2012 under applicable Canadian securities laws. The proceeds from the Offering will be used for general working capital purposes.

Furthermore, the Company has agreed to purchase the previously optioned 10% interest in its Pires Gold Project for $10,000 cash and the issuance of 300,000 shares at a deemed value of $15,000. Concurrent with this transaction, the Company has agreed to sell its Pires interest for $100,000 payable in two tranches, the first on signing and the second no later than June 30, 2012. The Company has ceased all exploration activities in Brazil.

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

The market is not one that is particularly susceptible to the influence of one or more large suppliers or buyers. The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$135/lb. on June 11, 2007. The weekly spot price for U3O8 as at April 27, 2011 was US$51.750/lb.

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

6.A Directors and senior management

The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:

Name of Director	Age	Principal Occupation

Gregory F. Kennedy President, Director Vancouver, BC	62	President of the Company

Dr. Paul Shatzko Director, Chairman and Secretary Langley, BC	78	Director, Chairman and Secretary

James A. Turner Director, Surrey, BC	66	Director

Name of Officer	Age	Office

Gregory F. Kennedy	62	President, Chief Executive Officer
Paul Shatzko	78	Secretary and Chairman
Pradeep Varshney	55	Chief Financial Officer

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

Pradeep Varshney, Chief Financial Officer

Pradeep Varshney is a Certified General Accountant. In addition, he has an MBA from the University of Western Ontario, and an MS (Chemical Engineering) from the University of New Hampshire, USA. Mr. Varshney has been involved with public companies for the last 17 years. Since October 2007, he has been the CFO of Trijet Mining Corp. From October 2007 till November 2010 he was a director of Trijet Mining Corp. Since April 2011, he has been a director of HFX Holdings Corp. He was formerly the CFO of Mountain Province Diamonds Inc. and Gee-Ten Ventures Inc.

6.B Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2011

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		LTIP payouts ($)	All Other Compensation ($)
					Restricted Stock Awards ($)	Securities Underlying Options/ SAR’s (#)
Gregory F. Kennedy, President, Chief Executive Officer & Director	2011	Nil	Nil	30,000	Nil	Nil	Nil	Nil
James A. Turner, Director	2011	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul Shatzko, Chairman, Secretary & Director	2011	Nil	Nil	30,000	Nil	Nil	Nil	Nil

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

6.E Share ownership

Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares[1]
Gregory F. Kennedy	1,550,000	11.53%
Paul Shatzko	1,503,400[2]	11.18%
James A. Turner	Nil	0.0%
Pradeep Varshney	988,000[3]	7.34%

1.	Based on 10,368,103 issued and outstanding shares as of the date of this Report.
2.	Includes common shares held by spouse.
3.	Includes common shares held by spouse and RSA Management Services Inc, a company where Mr. Varshney is a controlling shareholder.

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

As of the date of this annual report, there are 13,442,223 common shares issued and outstanding in our capital stock. We were authorized to issue 100,000,000 common shares at December 31, 2009; on April 22, 2010, the Company changed its authorized capital to unlimited.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
Gregory F. Kennedy	1,550,000	11.53%
Paul Shatzko	1,503,400	11.18%
Pradeep Varshney	988,000	7.34%

Of our 137 registered shareholders, 48 shareholders are Canadian residents (who hold approximately 66% of our issued and outstanding shares), 84 shareholders are United States residents (who hold approximately 31% of our issued and outstanding shares) and 5 shareholders are foreign residents (who hold approximately 3% of our issued and outstanding shares).

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

7.B Related party transactions

During the Fiscal Year Ended December 31, 2011

Amounts payable to related parties as of December 31, 2011 of $128,771 (2010 - $72,159) is owing to directors, former directors, to a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2011, the Company incurred $60,000 (2010 - $70,500; 2009 - $78,000) in management fees to its directors and officers.

The above transactions have been recorded at exchange amount that is the amount of consideration established and agreed to by the related parties.

From January 1, 2011 to March 31, 2012

Gregory Kennedy and Paul Shatzko are each earning management fees of $2,500 per month from January 1, 2012 to March 31, 2012. Effective April 1, 2012 management fees have been suspended due to a lack or working capital.

7.C. Interests of experts and counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Consolidated Statements and other Financial Information

The following financial statements for the year ended December 31, 2011 with comparatives for December 31, 2010 and December 31, 2009 (except for the balance sheet, which does not include comparative for December 31, 2009), have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

(a)	balance sheets;
(b)	statements of operations;
(c)	statements of stockholders’ deficit;
(d)	statements of cash flow;
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

Export Sales

We have not had any export sales in our latest financial year ended December 31, 2011 and, as a result, the percentage of export sales for the Company was zero.

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

Annual Periods	High	Low
January 1, 2007 to December 31, 2007	$3.30	$0.60
January 1, 2008 to December 31, 2008	$1.00	$0.10
January 1, 2009 to December 31, 2009	$0.75	$0.11
January 1, 2010 to December 31, 2010	$0.45	$0.10
January 1, 2011 to December 31, 2011	$0.20	$0.01

Quarterly Periods
	High	Low
January 1, 2010 to March 31, 2010	$0.48	$0.21
April 1, 2010 to June 30, 2010	$0.35	$0.12
July 1, 2010 to September 30, 2010	$0.27	$0.11

October 1, 2010 to December 31, 2010	$0.21	$0.11
January 1, 2011 to March 31, 2011	$0.20	$0.03
April 1, 2011 to June 30, 2011	$0.15	$0.05
July 1, 2011 to September 30, 2011	$0.20	$0.03
October 1, 2011 to December 31, 2011	$0.115	$0.01
January 1, 2012 to March 31, 2012	$0.08	$0.01

Monthly Periods
	High	Low
October 2011	$0.21	$0.15
November 2011	$0.20	$0.11
December 2011	$0.18	$0.11
January 2012	$0.08	$0.01
February 2012	$0.05	$0.03
March 2012	$0.05	$0.03

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

8.	Property Purchase Agreement dated March 15, 2012 between the Company and with SAL Resources Holding Limited (“SAL”) whereby SAL agrees to purchase the Company’s interest in the Pires Gold Project.

9.	Property Purchase Agreement dated March 30, 2012 between the Company and with Ansell Capital Corp. (“Ansell”) whereby Ansell agrees to sell it interest in the Pires Gold Project.

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

None.

ITEM 15	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011, pursuant to Rule 13a-15(b) of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2011.

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

As of December 31, 2011, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a functioning audit committee and lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2011 and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2011, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant(s) for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $11,000 for the year ended December 31, 2011 and $20,400 for the year ended December 31, 2010.

(b)	Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were $Nil for the year ended December 31, 2011 and $Nil for year December 31, 2010.

(c)	Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning and tax return preparation were $Nil for the year ended December 31, 2011 and $1,800 for the year ended December 31, 2010.

(d)	All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $Nil for the year ended December 31, 2011 and $Nil for the year ended December 31, 2010.

ITEM 16.D	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The disclosure required under Exchange Act Rule 10A-3(d) is not applicable to our company.

ITEM 16.E	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No purchase was made by or on behalf of our Company or any “affiliated purchaser” of any of our equity securities within the past two years.

ITEM 16.F	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16.G	CORPORATE GOVERNANCE

Not Applicable.

ITEM 16.H	MINE SAFETY DISCLOSURE

Not applicable because we were not the operator of any mines during our fiscal year ended December 31, 2011.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our financial statements are attached hereto immediately before the signatures section.

ITEM 18.	FINANCIAL STATEMENTS

See Item 17.

ITEM 19.	EXHIBITS

Exhibit No.	Exhibit
1.1	Memorandum and Articles of Incorporation and Amendments thereto (1)
4.1	Agreement dated March 17, 2003, between the Company and the YK Group (1)
4.2	Agreement dated June 1, 2004 between the Company and Goodsprings Development Corp. whereby the Company can acquire up to a 100% interest in and to the Black Warrior Project (2)
4.3	Agreement dated March 15, 2005 between Fayz Yacoub and the Company whereby the Company can acquire a 100% interest in the Doran Uranium Property (2)
4.4	Agreement dated April 7, 2005 between Star Uranium Corp. (formerly known as United Carina Resources Corp.) and the Company whereby the Company can acquire a 20% right in the Hatchet Lake Property (2)
4.5

Agreement dated April 21, 2005 between the Company and Star Uranium Corp. (formerly known as United Carina Resources Corp.) whereby Star may acquire up to a 10% interest in the Company’s Black Warrior Project (2)

4.6	Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company’s Black Warrior Project (2)
4.7	Agreement between the Company and Star Uranium dated October 21, 2005 whereby the Company may acquire a 50% interest in the Hatchet Lake (3)
4.8	Assignment Agreement between the Company and CMKM Diamonds Inc. whereby the Company may acquire any and all interest of CMKM Diamonds Inc.’s interest in the Hatchet Lake Property (3)
4.9	Agreement between the Company and 101047025 Saskatchewan Ltd. whereby the Company may acquire an 80% interest in the Smeaton Property (4)

4.10	Agreement between the Company and Goodsprings Development Corp. whereby Goodsprings extended the terms of the Company’s June 1, 2006 property payment as four quarterly payments (5)
4.11	Entourage-101047025 Saskatchewan Ltd. claim file for the Smeaton Property (5)
4.12	Smeaton Property location map with legend (5)
4.13	Hatchet Lake Property map with legend (5)
4.14	Revised Smeaton claim file (6)
4.15	Entourage-Abbastar Uranium Option Agreement Dated February 13, 2007 (7)
4.16	Mineral Option Agreement with Infogeo Locaçeos Ltda. (8)
11.1	Entourage Mining Company Ethics Policy (7)
11.2	Property Purchase Agreement *
11.3	Pires Repurchase Agreement *
12.1	Certification of Principal Executive Officer *
12.2	Certification of Principal Financial Officer *
13.1	Certification pursuant to 18 U.S.C. Section 1350 *

*Included as an exhibit hereto.
(1)	Incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 6, 2003.
(2)	Incorporated by reference from our 20-F filed with the SEC on July 1, 2005.
(3)	Incorporated by reference from the Company’s 6-K filed with the SEC on November 23, 2005.
(4)	Incorporated by reference from the Company’s 6-K filed with the SEC on November 25, 2005.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 3, 2006.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on June 29, 2007.
(7)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on June 30, 2008.
(8)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 3, 2010.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2011
(Stated in Canadian Dollars)

To the Stockholders and Board of Directors of Entourage Mining Ltd

We have audited the balance sheets of Entourage Mining Ltd (an exploration stage company) as at December 31, 2011 and 2010 and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2011, 2010 and 2009 and the period from June 16, 1995 (inception) through December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of Entourage Mining Ltd. at December 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended December 31, 2011, 2010 and 2009 and the period from June 16, 1995 (inception) through December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

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

As described in Note 12, the financial statements for the year ended December 31, 2009 have been restated.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 26, 2012

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31,
	2011	2010
	$	$
ASSETS

Current
Cash	1,278	3,217
Prepaid expenses	1,084	6,584
Other receivable	665	11,743
	3,027	21,544
Equipment, net of depreciation (Note 3)	883	1,167

	3,910	22,711

LIABILITIES

Current
Accounts payable	195,195	153,212
Loans payable (Note 5)	82,065	26,011
Due to related parties (Note 8)	128,771	72,159
Derivative liabilities (Notes 6 and 12)	1,115	62
	407,146	251,444

STOCKHOLDERS’ DEFICIT

Capital Stock (Note 7)
Authorized: Unlimited common voting shares without par value
Issued: 10,368,103 common shares (2010 – 10,268,103)	13,321,807	13,306,807

Additional paid in capital	3,263,866	3,263,866

Deficit accumulated during the exploration stage	(16,988,909)	(16,799,406)
	(403,236)	(228,733)

	3,910	22,711

CONTINGENCIES AND COMMITMENTS (Notes 1, and 4)
SUBSEQUENT EVENTS (Note 13)

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	YEARS ENDED			June 16, 1995
				(inception)
	DECEMBER 31,			To
				December 31,
	2011	2010	2009	2011
			Restated –	Restated –
			Note 12	Note 12
	$	$	$	$
Expenses
Depreciation	284	382	515	6,961
Consulting	-	4,715	-	272,950
Consulting – stock based compensation (Note 7)	-	-	213,422	2,926,980
Financing fee – stock based compensation (Notes 5 and 7)	63,708	-	15,088	90,096
Interest and bank charges	5,579	3,209	2,238	24,843
Management fees (Note 8)	60,000	70,500	78,000	1,155,654
Mineral property costs (Note 4)	44,422	156,155	262,182	11,394,946
Office and sundry	27,259	39,947	41,932	592,380
Professional fees	44,798	70,779	108,462	617,311
Travel and promotion	6,108	25,674	5,844	306,800

Loss Before Other Item	(252,158)	(371,361)	(727,683)	(17,388,921)

Fair value adjustment of derivative liabilities (Notes 6 and 12)	62,655	634,555	(364,360)	332,850

Income (Loss) Before Income Taxes	(189,503)	263,194	(1,092,043)	(17,056,071)

Deferred income tax recovery	-	-	-	67,162

Net Income (Loss)	(189,503)	263,194	(1,092,043)	(16,988,909)

Earnings (Loss) Per Share
Basic	$(0.02)	$0.03	$(0.17)
Diluted	$(0.02)	$0.02	$(0.17)

Weighted Average Common Shares Outstanding
Basic	10,282,624	9,766,206	6,378,834
Diluted	-	13,643,412	-

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Nov. 17, 2005, units issued at US $1.50 per share inclusive of 20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a market price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $3.00 per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at US $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $2.50 per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow- through private placement at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000 flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006, carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for Property option payment at market price of US$3.00 per share	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for Private Placement at US$1.50 per share net of finder’s fee of $4,537	26,669	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for Options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt at US$2.00 per share	10,000	23,306	-	-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,193	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year	-	-	-	-	(414,840)	(414,840)
Balance, December 31, 2008	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2008, carried forward	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)
Subscriptions received	-	-	26,375	-	-	26,375
June 22, 2009, shares issued for Private Placement at US$0.15 per share	4,037,500	683,057	-	-	-	683,057
Transfer derivative liability for warrants granted in the year	-	(339,311)	-	-	-	(339,311)
Warrants exercise at US$0.20 per share during the year	353,000	74,692	-	-	-	74,692
Transfer derivative liability for warrants exercised in the year	-	59,689	-	-	-	59,689
July 24, 2009, shares returned to treasury in exchange for US$85,000 cash payment	(4,500,000)	(95,753)	-	-	-	(95,753)
December 16, 2009, shares issued For amendment to property option agreement at a market price of US$0.395 per share	150,000	62,260	62,260	-	-	124,520
Stock based compensation		-	-	228,510	-	228,510
Loss for the year (restated – Note 12)	-	-	-	-	(1,092,043)	(1,092,043)
Balance, December 31, 2009	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2009, carried forward	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)
February 3, 2010, shares issued For amendment to property option agreement at a market price of US$0.395 per share	150,000	62,260	(62,260)	-	-	-
February 18, 2010, shares issued for Private Placement at US$0.15 per share, net of finance fee	1,613,162	247,214	(26,375)	-	-	220,839
Transfer derivative liability for warrants granted in the year	-	(125,435)	-	-	-	(125,435)
Warrants exercise at US$0.20 per share during the year	766,248	159,620	-	-	-	159,620
Transfer derivative liability for warrants exercised in the year	-	134,800	-	-	-	134,800
Income for the year	-	-	-	-	263,194	263,194
Balance, December 31, 2010	10,268,103	13,306,807	-	3,263,866	(16,799,406)	(228,733)
February 22, 2011, shares issued for Property option payment at US$0.15 per share market price	100,000	15,000	-	-	-	15,000
Loss for the year	-	-	-	-	(189,503)	(189,503)
Balance, December 31, 2011	10,368,103	13,321,807	-	3,263,866	(16,988,909)	(403,236)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

					June 16, 1995
	YEARS ENDED				(inception)
	DECEMBER 31,				to
					December 31,
	2011	2010	2009		2011

	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss )	(189,503)	263,194	(1,092,043)		(16,988,909)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	284	382	515		6,961
Stock based compensation	63,708	-	228,510		3,017,076
Shares issued for mineral property acquisition	15,000	62,260	62,260		9,169,881
Obligation to issue for mineral property acquisition	-	(62,260)	62,260		-
Shares issued for debt	-	-	-		23,306
Deferred tax recovery	-	-	-		(67,162)
Fair value adjustment of derivative liabilities	(62,655)	(634,555)	364,360		(332,850)
Changes in non-cash operating working capital items:
Prepaid expenses	5,500	(5,207)	(293)		(1,084)
Other receivable	11,078	(2,454)	3,342		(665)
Accounts payable	41,983	18,944	(5,140)		195,195
NET CASH FLOWS USED IN OPERATING ACTIVITIES	(114,605)	(359,696)	(376,229)		(4,978,251)

CASH FLOWS USED IN INVESTING ACTIVITIES
legal settlement	-	-	(95,753)		(95,753)
Equipment	-	-	-		(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	(95,753)		(103,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	56,054	(851)	26,862		82,065
Due to related parties	56,612	(18,907)	(337,686)		431,769
Net proceeds on sale of common stock	-	406,834	757,749		4,569,293
Obligation to issue shares	-	(26,375)	26,375		-
NET CASH FLOWS FROM FINANCING ACTIVITIES	112,666	360,701	473,300		5,083,127

INCREASE (DECREASE) IN CASH	(1,939)	1,005	1,318		1,278
CASH, BEGINNING OF YEAR	3,217	2,212	894		-

CASH, END OF YEAR	1,278	3,217	2,212		1,278

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING
AND FINANCING ACTIVITIES (Note 10)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Stated in Canadian Dollars)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization
The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995. The Company is in the business of mineral exploration.

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

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. The Company has accumulated a net loss of $16,988,909 since its inception. There is a wording capital deficiency of $404,119 and the Company has no sources of operating revenue. The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company’s functional and reporting currency is the Canadian dollar. The significant accounting policies are summarized below:

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
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

	b)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2011 and 2010 the Company has only cash on deposit.

	c)	Mineral Claim Payments and Exploration Expenditures

The Company is engaged in the acquisition and exploration of mineral properties. Mineral property exploration costs are expensed as incurred. Acquisition costs are initially capitalized when incurred. The Company assesses the carrying amount of mineral property assets for impairment under the FASB ASC topic 360 at each fiscal quarter end. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs subsequently incurred to develop such properties are capitalized. Upon commercial production the carrying value will be amortized using the units-of-production method over the established life of the proven and probable reserves. If mineral properties are subsequently abandoned or impaired, any non-recoverable amount will be charged to operations.

	d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates relate to allocations of expenditures to resource property interests, mineral property carrying values, deferred tax disclosures, asset impairment tests, and determination of fair value transactions involving common stock, warrants, options, derivative liabilities, deferred tax balances and valuation allowances. Financial results as determined by actual events could differ from those estimates.

	e)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the declining balance method as follows:

Office furniture	20% on declining balance basis
Computer equipment	30% on declining balance basis

f)	Environmental and reclamation obligation

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
YEARS ENDED DECEMBER 31, 2011 AND 2010
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

	h)	Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, other receivables, accounts payable, loans payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

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

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not in the statement of financial position. The related carrying amount of these financial instruments the valuation method(s) and significant assumptions used to estimate the fair value are disclosed in Note 11.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

i)	Income Taxes

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis together with information on operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be reversed or settled. Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance. A valuation allowance is applied when, in management’s view, it is more likely than not that such deferred tax will not be utilized.

In the event that an uncertain tax position exists in which the Company could incur income taxes, penalties or interest, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of December 31, 2011, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities.

j)	Stock Based Compensation

The Company has a stock-based compensation plan which is described more fully in Note 7. The Company measures the compensation cost of stock options and other stock-based awards to employees and directors at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments, are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

	(1)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or
	(2)	The date at which the counter party’s performance is complete.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
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

	l)	Recently adopted accounting policies

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

3.	EQUIPMENT

	2011			2010
	Cost	Accumulated	Net Book		Accumulated	Net Book
		depreciation	Value	Cost	depreciation	Value
	$	$	$	$	$	$
Office furniture	2,812	2,282	530	2,812	2,149	664
Computer equipment	5,033	4,680	353	5,033	4,530	503
	7,845	6,962	883	7,845	6,679	1,167

4.	MINERAL EXPLORATION PROPERTIES

(a)	The Pires Gold Project, Brazil (Note 13)

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

As at December 31, 2010, the Company had earned 40% interest in the Pires Property.

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

(a)	The Pires Gold Project, Brazil (continued)

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue to the Optionor 100,000 common shares of the Company on or before January 16, 2011(issued), and
(ii)	expend up to USD $1,000,000 to complete and submit a final report by January 16, 2012.

Option to Purchase 25% (100% total) (Upon completion of the Third Milestone)

Purchase up to 20% of the interest in the property, by paying the Optionor USD$1,000,000 for each 5% incremental interest in the Property, and USD $2,000,000 for the remaining 5% interest.

Pursuant to the amendment on November 13, 2009, the Company agreed to issue a total of 300,000 (150,000 issued prior to December 31, 2009 and 150,000 issued prior to December 31, 2010) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement. The Company recorded $62,260 for 150,000 shares issued during the year ended December 31, 2009 in capital stock and $62,260 for the remaining 150,000 shares as an obligation to issue shares as at December 31, 2009, and the shares were issued during the year ended December 31, 2010.

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

Pursuant to the terms of the LOI, Ansell agreed to: (a) incur no less than US $200,000 (incurred) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property work commitment; and (b) advance the Company $75,000 (received) to pay certain agreed payables prior to the execution of the Definitive Agreement for a 25% interest in Entourage’s First Milestone of the Pires Gold project. The Company recorded the $75,000 payment received in 2010 as a reduction of mineral property costs. The Company has the right to repurchase the 25% interest by paying back all advances by Ansell for a period of 12 months after termination of the LOI. On July 14, 2010 the Company was notified by Ansell that it would not be proceeding with the Plan of Arrangement (Note 13).

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

(b)	Doran Property, Quebec (continued)

i)	(continued)
All the above terms have been met and the Company earned 100% interest in the property subject to Abbastar’s interest (Note 4b iii)).

ii)	The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

iii)

On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar, a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 (received) Abbastat incurring exploration expenditures of $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the NSR on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

a.	20% interest by spending $500,000 in exploration costs on or before February 13, 2008 (incurred);
b.	15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
c.	15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
d.	20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of December 31, 2011, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

5.	LOANS PAYABLE

On August 4, 2009, an arms length party loaned the Company $26,715 (US$25,000) for a period of 90 days, at 12% per annum. The loan was unsecured. As further consideration for the loan, the Company granted the lender 100,000 stock options, exercisable at US$0.35 each for a period of five years. The fair value of the stock option grant was recorded as finance expense of $15,088. The principle and interest was repaid in 2010.

On September 16, 2010, an arms length party loaned the Company $25,445 (2010:$25,135) (US$25,000) for an initial period of 90 days, at 12% per annum. The loan is unsecured. The loan has been amended to be payable on demand. As at December 31, 2011, accrued interest of $3,940 (2010 - $876) was included in the loan payable.

During the year ended December 31, 2011, an arms length party loaned the Company $10,500 for an initial period of 90 days, at 12% per annum. The loan is unsecured. The loan has been amended to be payable on demand. As at December 31, 2011, accrued interest of $1,180 (2010 - $Nil) was included in the loan payable.

During the year ended December 31, 2011, arms length parties loaned the Company at total of $41,000 that is non-interest bearing and payable on demand (Note 13).

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Stated in Canadian Dollars)

6.	DERIVATIVE LIABILITIES

Derivate liabilities consist of outstanding warrants that have exercise prices denominated in United States dollars (Note 12). The fair value of these warrants as at December 31, 2011 and 2010 is as follows:

	Exercise	2011	2010
	price
1,613,162 warrants expiring on Jan 25, 2012	US$0.25	1,115	62
		$1,115	$62

The fair value of these warrants was determined using the Black-Scholes option pricing model, and adjusted for market factor, using the following assumptions:

	2011	2010
Volatility	413%	155% - 467%
Dividend yield	-	-
Risk-free interest rate	0.97%	0.20% - 0.28%
Expected life	0.07 yr	0.07 yr – 1 yr

7.	CAPITAL STOCK

	a)	Issued Shares

Pursuant to the amendment to the Mineral Property Option agreement for the Pires Gold Project on November 13, 2009 (Note 4), the Company agreed to issue a total of 300,000 common shares for extension of the year 1 exploration expenditures requirement. Of the 300,000 common shares, 150,000 were issued during the year ended December 31, 2009 with a fair value of $62,260. The remaining 150,000 common shares were recorded as obligation to issue shares as at December 31, 2009 and were issued during the year ended December 31, 2010.

During the year ended December 31, 2010, the Company closed a private placement of 1,613,162 units (at a price of US $0.15 per unit) for gross proceeds of $254,082 (US$241,974). Each unit consisted of one common share and one share purchase warrant exercisable on or before January 25, 2011 at a price of US $0.25 per share. The estimated fair value of the warrants is $125,435 using the Black Scholes option pricing model using a 1 year term, an expected volatility of 467% and a risk free interest rate of 0.28%. The fair value of the warrants is included in Derivative liabilities. The Company paid a total $6,868 for legal fees which have been recorded as share issue costs.

During the year ended December 31, 2010, 766,248 shares were issued for gross proceeds of $159,620 pursuant to the exercise of warrants at US$0.20 per share resulting in $134,800 being transferred from derivative liabilities to Capital Stock.

Pursuant to the Mineral Property Option agreement for the Pires Gold Project, on February 22, 2011, the Company issued a total of 100,000 common shares with a fair value of US$15,000.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
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

Activity under the SOP is summarized as follows:

			Weighted
	Options	Weighted Average	Average
	Outstanding	Exercise Price (U.S. $)	Life
Balance, December 31, 2009 and 2010	720,000	0.35	3.60
Options cancelled during the year	720,000	0.35	-
Balance, December 31, 2011	-	-	-

During the year ended December 31, 2009 the Company granted a total of 720,000 stock options at an exercise price of US$0.35 per share for a five-year term. At December 31, 2010 these 720,000 stock options were outstanding. The fair value of the stock option grant was calculated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 336%, (3) risk free interest rate of 3% and, (4) expected life of 5 years. Total expenses of $Nil (2010 - $Nil, 2009 - $228,510) was recorded as stock-based compensation, $Nil (2010 - $Nil, 2009 - $213,422) was related to consulting and $Nil (2010 - $Nil, 2009 - $15,088) was related to financing fee (Note 5). The options were cancelled during the year ended December 2011.

c)	Warrants

On January 25, 2010, pursuant to a private placement, 1,613,162 warrants at an exercise price of US$0.25 per share were issued. Each warrant is exchangeable for one common share and expires on January 25, 2011. During the year ended December 31, 2011, the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants. The fair value of the term extension was calculated to be $63,708 using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 164%, (3) risk free interest rate of 1.32% and, (4) expected life of 1 year. The $63,708 was recorded as a stock-based financing fee.

Activity in warrants is summarized as follows:
		Weighted Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding	(US$)	Life
Balance December 31, 2009	3,684,500	0.20	0.45
Issued during the year	1,613,162	0.25	-
Exercised during the year	(766,248)	0.20	-
Expired during the year	(2,918,252)	0.20	-
Balance December 31, 2010 and 2011	1,613,162	0.25	0.07

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Stated in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2011 of $128,771 (2010 - $72,159) is owing to directors, former directors, a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2011, the Company incurred $60,000 (2010 - $70,500; 2009 - $78,000) in management fees to its directors and officers.

The above transactions have been recorded at their exchange amount being the amount of consideration established and agreed to by the related parties.

9.	INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2011	2010	2009
			Restated -
			Note 12
	$	$	$
Income (loss) before income tax	(189,503)	263,194	(1,092,840)
Combined statutory rate	27%	29%	30%
Expected income tax expense (recovery)	50,000	75,000	(328,000)

Increase (decrease) resulting from:
Change in valuation allowance	(36,000)	(70,000)	145,000
Expiring loss carry forwards	-	-	18,000
Impact of tax rate changes	3,000	(10,000)	180,000
Permanent differences	(17,000)	5,000	(15,000)

Future income tax provision (recovery)	-	-	-

The Company’s tax-effected deferred income tax assets are estimated as follows:

	2011	2010	2009
	$	$	$
Mineral properties tax base in excess of carrying value	2,797,000	2,797,000	2,758,000
Non-capital losses available	573,000	536,000	482,000
Derivative financial liability	-	-	161,000
Other	3,000	4,000	6,000
Potential deferred income tax assets	3,373,000	3,337,000	3,407,000
Less: valuation allowance	(3,373,000)	(3,337,000)	(3,407,000)
Net Deferred Income Tax Asset	-	-	-

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Stated in Canadian Dollars)

9.	INCOME TAXES (continued)

The Company has approximately $2,291,000 (2010 - $2,145,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
$
2014	212,000
2015	211,000
2026	339,000
2027	429,000
2028	422,000
2029	242,000
2030	217,000
2031	147,000
2,291,000

The Company has certain resource related deductions and other losses of approximately $11,189,000 (2010 -$11,189,000) which may be available to be offset against future taxable income in Canada. The realization of these tax balances in future years if available will be recorded as an adjustment to the valuation allowance and corporate tax provision in the year realized.

10.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended	Year ended	Year ended
	December 31, 2011	December 31, 2010	December 31, 2009
Cash paid during the year for:	$	$	$
Interest	-	1,877	-
Income taxes	-	-	-

During the year ended December 31, 2011, the Company:

a)	issued 100,000 shares with a fair value of $15,000 under the option agreement to acquire an interest in the Pires Gold Project (Note 4).

During the year ended December 31, 2010, the Company:

b)

issued 150,000 shares with a fair value of $62,260 under the option agreement to acquire an interest in the Pires Gold Project (Note 4) which was recorded as obligation to issue shares as at December 31, 2009.

During the year ended December 31, 2009, the Company:

c)	issued 150,000 shares a) above, with a fair value of $62,260 under the option agreement to acquire an interest in the Pires Gold Project; and
d)	issued 100,000 stock options, with a fair value of $15,088, in consideration for a loan payable; and
e)	issued 620,000 stock options, with a fair value of $213,422.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Stated in Canadian Dollars)

11.	FINANCIAL INSTRUMENTS

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

The carrying values and fair values of the Company’s financial instruments are as follows:

		DECEMBER 31, 2011		DECEMBER 31, 2010
		CARRYING	FAIR	CARRYING	FAIR
	LEVEL	VALUE	VALUE	VALUE	VALUE
Financial assets
Cash	1	$1,278	$1,278	$3,217	$3,217
Other receivable	3	665	665	11,743	11,743
		$1,943	$1,943	$14,960	$14,960
Financial liabilities
Accounts payable	3	$195,195	$195,195	$153,212	$153,212
Loans payable	3	82,065	82,065	26,011	26,011
Due to related parties	3	128,771	128,771	72,159	72,159
		$406,031	$406,031	$251,382	$251,382

12.	RESTATEMENT

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

The Fair value adjustment on derivative liability has no net effect on the Company’s statement of cash flows for the year ended December 31, 2009.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 AND 2010
(Stated in Canadian Dollars)

13.	SUBSEQUENT EVENTS

Subsequent to December 31, 2011, the Company has:

	a)	1,613,162 warrants expired unexercised;

	b)	agreed to sell the Company’s interest in the Pires Gold Project for $100,000 payable in two tranches, the first on signing (paid) and the second no later than June 30, 2012;

	c)	agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash and the issuance of 300,000 shares from treasury (issued);

d)

completed a private placement of 3,074,120 units for a total proceed of $153,706 at US$0.05 per unit. Each Unit consists of one common share of the Company and one half share purchase warrant. Each whole warrant is exercisable on or before April 13, 2013 at a price of $0.10 per share and on or before April 13, 2014 at a price of US$0.15;

	e)	repaid total $41,000 in loans payable and $112,706 in amounts due to related parties.

Subsequent events were reviewed to the date the financial statements were issued, and management has determined there are no material transactions that have not been disclosed..

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENTOURAGE MINING LTD.

Dated: April 30, 2012

“Gregory F. Kennedy”
Gregory F. Kennedy
President, Director