Form 20-F
period 2012-12-31
ENTOURAGE MINING LTD
filed 2013-07-05
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

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

Paul Shatzko, Director
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,742,223 common shares issued and outstanding as of December 31, 2012 and 13,742,223 common shares issued and outstanding as of July 5, 2013, the date of this Report.

Indicate by check mark if the registrant is a well-seasoned issuer, as defined in Rule 405 of the Securities Act
[   ] Yes [ X ] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
[   ] Yes [ X ] No

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
[   ] Yes [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12-b of the Exchange Act (Check One):
Large Accelerated Filer [   ] Accelerated Filer [   ] Non-accelerated Filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X ]	International Financial Reporting Standards as Issued By the International Accounting Standards Board [ ]	Other [ ]

If this is an Annual Report, indicate by a check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] Yes [ X ] No

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

Selected Financial Data
(CDN$, except per share data)

	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09	Year Ended 12/31/08
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	(51,039)	(189,503)	263,194	(1,092,043)	(414,840)
Earnings(Loss) Per Share (1)	(0.00)	(0.02)	0.03	(0.17)	(0.05)
Dividends Per Share (1)	Nil	Nil	Nil	Nil	Nil
Wtd. Avg. No. Shares (1)	12,791,921	10,282,624	9,766,206	6,378,834	7,698,191

Working Capital (Deficiency)	(241,240)	(404,119)	(229,900)	(883,300)	(553,551)
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder’s Equity (Deficit)	(240,569)	(403,236)	(228,733)	(881,751)	(551,487)
Total Assets	5,815	3,910	22,711	14,427	16,673

(1) These line items take into consideration the Company’s 10 for 1 reverse stock split, effective on March 6, 2009. Unless otherwise specified herein, all share information presented herein takes into consideration such reverse stock split.

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On July 3, 2013, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $0.953. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Bank of Canada. For the past five years ended December 31 and for the last six month ends from October 1, 2012 to March 31, 2013, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:

Annual Period	Average

Year ended Dec 31, 2012	$1.0004
Year ended Dec 31, 2011	$1.0110
Year ended Dec 31, 2010	$0.9709
Year ended Dec 31, 2009	$0.8757
Year ended Dec 31, 2008	$0.9381

Monthly Period	Closing

Month ended Oct 31, 2012	$0.9843
Month ended Nov 30, 2012	$0.9696
Month ended Dec 31, 2012	$1.0027
Month ended Jan 31, 2013	$1.0051
Month ended Feb 29, 2013	$1.0064
Month ended Mar 31, 2013	$1.0010

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

We have a history of losses.

We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation to December 31, 2012, we have incurred net losses totaling $17,039,948. Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

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

Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan. As at December 31, 2012, we had cash on hand of $1,764 and a working capital deficiency of $241,240. Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.

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

4.B Business overview

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have mineral property option agreement to acquire:

  an unencumbered 65% interest in certain mineral claims located in Costebelle Township known as the Doran property in eastern Quebec.

A description of the properties underlying this interest is set forth below under Item 4.D “Property, plants and equipment.”

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

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. The price of U3O8 (yellow cake) had risen from $7US/ lb in 2005 to $135US/lb. in early 2007. The weekly spot price for U3O8 as a July 3, 2013 was US$39.50.

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

Our President and Chief Executive Officer, Gregory F. Kennedy, devotes approximately 50% of his business time to our affairs. Mr. Kennedy is paid $2,500 per month on a month-to-month basis to attend to the affairs of the Company. Effective April 1, 2012 management fees have been waived due to a lack of working capital until the Company has the financial resources to extinguish the debt.

Where necessary, we contract consultants, who in turn employ labourers, to further exploration on our mineral resource properties.

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

The Pires Gold Project (Brazil) – Interest sold during the year ended December 31, 2012

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

When initially acquired, the Pires Gold Project consisted of 5 mineral licenses covering more than 8501 hectares (21,000 acres) located 2.5 hours drive from Brasilia and about 1 hour outside of the small city of Pires do Rio, Goiás State. Subsequent to the acquisition, the Company dropped two of the southernmost claim blocks and acquired 5 new claims: the Garimpo (acquired July 2009) and four other claim blocks surrounding the original land package. At present, the total package is approximately 12, 000 hectares. Subsequent to the changes indicated, the property is rectangular in shape and is approximately 8 kilometres long and 5 kilometres wide. The Pires Property covers sericite schist, chlorite schist and quartzites that have been intensely weathered under oxidizing tropical conditions. Metamorphic foliation of the schists and quartzites dips mainly to the west, and appears to be tightly folded. These metamorphic rocks belong to the Brasilia Belt, a region where terrains from the west have been thrust eastward over the ancient (Archean) Sao Francisco craton.

Under the terms of the Option, the Company must:

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

The Company did not incur the additional expenditures required and as a result, as of December 31, 2010, had earned the initial 40% interest.

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

On March 14, 2012, the Company agreed to sell the Company’s interest in the Pires Gold Project to a third party for $100,480 (US$100,000) payable in two tranches, the first on signing (received) and the second no later than June 30, 2012 (received). On March 31, 2012, the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 (US$10,000) cash (payable) and the issuance of 300,000 shares from treasury (issued) at a fair value of $0.05 per common share. As a result, the Company recorded a net recovery of $70,169, net of other costs of $5,311.

The Doran Uranium Property (Canada)

Option Agreement and Claim Information

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties prospective for uranium situated in Costebelle Township in eastern Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 75,000 common shares and expenditures of $1,000,000 on the Doran Property over three years, as follows:

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

All the above terms have been met and the Company earned 100% interest of the property subject to Abbastar’s interest (see below).

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

On February 13, 2007, the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (the Company retains the right to purchase the NSR on the Doran Property). The TSX Venture Exchange approved this transaction on May 30, 2007. The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

- 20% interest by spending $500,000 on or before February 13, 2008 (incurred);
- 15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
- 15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
- 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of December 31, 2012, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

The Doran Uranium property originally consisted of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N. The Company has allowed certain claims to lapse and at December 31, 2012 held a total of 18 claims. Subsequent to December 31, 2012, a further 15 claims lapsed.

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

The Company made a down payment of $35,000 to acquire the option and agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

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

In May 2006, we advanced to On Track Explorations, the Doran project operator, $150,000 to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report. Drilling commenced thereafter on the “Main Zone” of the Doran property. Our option agreement on the Doran property required that we expend $300,000 in year two of the agreement. We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July 2006, the Government of Quebec reimbursed our company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses.

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

Results from this drill campaign were announced on February 4, 2008The fall 2007 drill campaign achieved similar results to the 2006 campaign and all 15 drill holes encountered uranium mineralization.

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

Future Exploration and Development

On March 28th, 2013, Québec Environment minister Yves-François Blanchet announced that the Bureau d'audiences publiques sur l'environnement (BAPE) will hold public hearings on the uranium sector in Québec. These hearings are scheduled for the Fall of 2013 and will focus on the environmental and social impacts of exploration and mining of uranium in Québec. The Minister also indicated that no authorization certificates for uranium exploration or mining projects in Québec will be issued until the BAPE's independent study is completed and its report is issued.

The Company is not currently contemplating future exploration and development on its Doran Property due to the aforementioned moratorium. Once the moratorium is lifted, the Company will reconsider its position for further exploration and development subject to acceptable financing. As the Company has fulfilled the terms of the original sub-agreement with the vendor, there is no further required work to maintain this exploration property.

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

Year ended December 31, 2012 compared to year ended December 31, 2011

Our net loss for the year ended December 31, 2012, (“Annual 2012”) totaled $51,039 or $0.00 per share, as compared to a net loss of $189,503 or $0.02 per share for the year ended December 31, 2011 (“Annual 2011”). Net loss in Annual 2012 compared to a net loss in Annual 2011 was mainly due to:

  Financing fees – stock based compensation decreased from $63,708 for the year ended December 31, 2011 to $nil for the year ended December 31, 2012. During the year ended December 31, 2011, the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants. The fair value of the term extension was calculated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 164%, (3) risk free interest rate of 1.32% and, (4) expected life of 1 years. Total expenses of $63,708 was recorded as stock- based compensation in 2011, was related to financing fee. This was a non-cash expense.

  Mineral property costs decreased from $44,422 for the year ended December 31, 2011 to a recovery of $70,169 for the year ended December 31, 2012. This recovery was due to the sale of its interest in the Pires Gold Property during the year ended December 31, 2012.

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

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. The Company has accumulated a net loss of $17,039,948 since its inception. The Company has no sources of revenue. The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

As of the date of this report, we have yet to generate any revenues from our business operations.

On December 31, 2012, the Company had $1,764 in cash compared to $1,278 on December 31, 2011. On December 31, 2012 the Company had a working capital deficiency of $241,240 compared to a working capital deficiency of $404,119 on December 31, 2011.

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

During the year ended December 31, 2012, the Company announced that it closed a private placement of 3,074,120 units (the “Units”) at a price of CDN$0.05 per Unit for gross proceeds of $153,706 (the “Offering”). Each Unit consists of one common share of the Company (a “Share”) and one-half share purchase warrant (a “Warrant”) exercisable on or before April 13, 2013 at a price of $0.10 per Share and on or before April 13, 2014 at a price of $0.15.

We do not need any funds in the near future for the exploration work on our Doran property since the Company is the 65% unencumbered owner of the Doran property. However, we need to raise funds soon to fund our ongoing general and administrative costs (which are estimated at approximately $10,000 per month) although there is no guarantee that we will be able to do so.

On June 27, 2013, the Company entered in a loan agreement with a non-related party in the amount of $40,000 which is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.

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

The market is not one that is particularly susceptible to the influence of one or more large suppliers or buyers. The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$135/lb. on June 11, 2007. The weekly spot price for U3O8 as at July 3, 2013 was US$39.50/lb.

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

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Gregory F. Kennedy – Director, President and Chief Executive Office

At our annual general meeting in April 2004, Mr. Kennedy was appointed as President of our company. Since May 2003, Greg Kennedy has been a director of the Company. In July 2002, Mr. Kennedy became a Director of Abbastar Holdings Ltd. (TSX:V-ABA.H.), formerly Fountain House Holdings located in Vancouver, British Columbia. In May 2007, ABA.H changed its name from Abbastar Holdings to Abbastar Uranium, reflecting a change of business and graduation to a Tier II listing on the TSX Venture Exchange. Mr. Kennedy ceased to be a director of Abbastar in August 2006. Since October 2007, he has been a director and secretary of Umbral Energy Corp. (formerly Trijet Mining Corp.) until May 17, 2013.

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

Dr. Paul Shatzko – Director, Chairman and Secretary

Dr. Shatzko is a retired radiologist and self employed businessman; he is a director of several public companies and a director of Entourage Mining Ltd. since July 31, 2004. Since October 2007, he has been a director and secretary of Umbral Energy Corp. (formerly Trijet Mining Corp.) until December 14, 2012.

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

Pradeep Varshney, Chief Financial Officer

Pradeep Varshney is a Certified General Accountant. In addition, he has an MBA from the University of Western Ontario, and an MS (Chemical Engineering) from the University of New Hampshire, USA. Mr. Varshney has been involved with public companies for the last 19 years. Since October 2007, he has been the CFO of Umbral Energy Corp. (formerly Trijet Mining Corp.) until May 17, 2013. From October 2007 till November 2010 he was a director of Trijet Mining Corp. Since April 2011, he has been a director of HFX Holdings Corp. He was formerly the CFO of Mountain Province Diamonds Inc. and Gee-Ten Ventures Inc.

6.B Compensation

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2011

Summary Compensation Table

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		LTIP payouts ($)	All Other Compensation ($)
					Restricted Stock Awards ($)	Securities Underlying Options/ SAR’s (#)
Gregory F. Kennedy, President, Chief Executive Officer & Director	2012	Nil	Nil	7,500	Nil	Nil	Nil	Nil
James A. Turner, Director	2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul Shatzko, Chairman, Secretary & Director	2012	Nil	Nil	7,500	Nil	Nil	Nil	Nil

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

6.E Share ownership

Our directors and officers own beneficially the following shares as of the date of this annual report:

Name	Number of Shares Owned	Percentage of Outstanding Common Shares[1]
Gregory F. Kennedy	1,550,000	11.28%
Paul Shatzko	1,443,400[2]	10.50%
James A. Turner	Nil	0.0%
Pradeep Varshney	988,000[3]	7.19%
1.	Based on 13,742,223 issued and outstanding shares as of the date of this Report.
2.	Includes common shares held by spouse.
3.	Includes common shares held by spouse and RSA Management Services Inc, a company where Mr. Varshney is a controlling shareholder.

The Company Stock Option Plan provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant or such other price as the Directors, in their discretion, may determine. The Company has reserved and authorized 720,000 shares under the Stock Option Plan. As at December 31, 2012 and the date of this report there are no stock options outstanding.

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

As of the date of this annual report, there are 13,742,223 common shares issued and outstanding in our capital stock. We were authorized to issue 100,000,000 common shares at December 31, 2009; on April 22, 2010, the Company changed its authorized capital to unlimited.

As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:

Name	Number of Shares	Percentage of Total
Gregory F. Kennedy	1,550,000	11.28%
Paul Shatzko	1,443,400	10.505%
Pradeep Varshney	988,000	7.19%

Of our 106 registered shareholders, 26 shareholders are Canadian residents (who hold approximately 66% of our issued and outstanding shares), 78 shareholders are United States residents (who hold approximately 31% of our issued and outstanding shares) and 2 shareholders are foreign residents (who hold approximately 3% of our issued and outstanding shares).

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

Our trust and transfer agent is Computershare Trust Company of Canada, which is located at 3rd Floor – 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

7.B Related party transactions

During the Fiscal Year Ended December 31, 2012

Amounts payable to related parties as of December 31, 2012 of $6,126 (2011 - $128,771) is owing to directors, former directors, to a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2012, the Company incurred $60,000 (2011 – $60,000; 2010 - $70,500) in management fees to its directors and officers. Effective April 1, 2012, the directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish their debt. In accordance with U.S. GAAP, the Company recorded $45,000 in management fees as an increase to additional paid-in capital.

During the year ended December 31, 2012, the Company advanced $1,001 (2011 - $nil) to director of the Company for expenses to be incurred. As at December 31, 2012, this amount was included in prepaid expenses.

The above transactions have been recorded at exchange amount that is the amount of consideration established and agreed to by the related parties.

7.C. Interests of experts and counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION

8.A Statements and other Financial Information

The following financial statements for the year ended December 31, 2012 with comparatives for December 31, 2011 and December 31, 2010 (except for the balance sheet, which does not include comparative for December 31, 2010), have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:

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

Export Sales

We have not had any export sales in our latest financial year ended December 31, 2012 and, as a result, the percentage of export sales for the Company was zero.

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

Annual Periods	High	Low
January 1, 2008 to December 31, 2008	$1.00	$0.10
January 1, 2009 to December 31, 2009	$0.75	$0.11
January 1, 2010 to December 31, 2010	$0.45	$0.10
January 1, 2011 to December 31, 2011	$0.20	$0.01
January 1, 2012 to December 31, 2012	$0.07	$0.02

Quarterly Periods
	High	Low
January 1, 2011 to March 31, 2011	$0.20	$0.03
April 1, 2011 to June 30, 2011	$0.15	$0.05
July 1, 2011 to September 30, 2011	$0.20	$0.03
October 1, 2011 to December 31, 2011	$0.115	$0.01
January 1, 2012 to March 31, 2012	$0.08	$0.01
April 1, 2012 to June 30, 2012	$0.07	$0.02
July 1, 2012 to September 30, 2012	$0.07	$0.05
October 1, 2012 to December 31, 2012	$0.05	$0.03
January 1, 2013 to March 31, 2013	$0.03	$0.01

Monthly Periods
	High	Low
October 2012	$0.05	$0.03
November 2012	$0.05	$0.03
December 2012	$0.04	$0.03
January 2013	$0.03	$0.02
February 2013	$0.03	$0.01
March 2013	$0.02	$0.01

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

10.I Subsidiary information

We had one subsidiary, Entourage USA Inc.. The charter of Entourage USA was not renewed in December 2008.

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

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012, pursuant to Rule 13a-15(b) of the Exchange Act. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2012.

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

As of December 31, 2012, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a functioning audit committee and lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2012 and communicated the matters to our management and board of directors.

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

Changes in Internal Control over financial reporting

During the year ended December 31, 2012, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s principal accountant(s) for the audit of the Company’s annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $12,000 for the year ended December 31, 2012 and $12,240 for the year ended December 31, 2011.

(b)	Audit-Related Fees

The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company’s financial statements but are not reported under paragraph (a) of this Item were $Nil for the year ended December 31, 2012 and $Nil for year December 31, 2011.

(c)	Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning and tax return preparation were $Nil for the year ended December 31, 2012 and $Nil for the year ended December 31, 2011.

(d)	All Other Fees

The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $Nil for the year ended December 31, 2012 and $Nil for the year ended December 31, 2011.

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

Not applicable because we were not the operator of any mines during our fiscal year ended December 31, 2012.

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2012
(Stated in Canadian Dollars)

VANCOUVER
1500 - 1140 W. Pender Street
Vancouver, BC V6E 4G1
TEL 604.687.4747

TRI-CITIES
700 - 2755 Lougheed Hwy.
Port Coquitlam, BC V3B 5Y9
TEL 604.941-8266

WHITE ROCK
301-1656 Martin Drive
White Rock, BC V4A 6E7
TEL 604.531.1154

WWW.DMCL.CA

INDEPENDENT AUDITORS’ REPORT

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the balance sheets of Entourage Mining Ltd (an exploration stage company) as at December 31, 2012 and 2011 and the related statements of operations, stockholders’ deficit and cash flows for the years ended December 31, 2012, 2011 and 2010 and the period from June 16, 1995 (inception) through December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of Entourage Mining Ltd. at December 31, 2012 and 2011 and the results of its operations and its cash flows for the years ended December 31, 2012, 2011 and 2010 and the period from June 16, 1995 (inception) through December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

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

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
July 2, 2013

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31,
	2012	2011
	$	$
ASSETS

Current
Cash	1,764	1,278
Prepaid expenses (Note 8)	2,085	1,084
Other receivable	1,295	665
	5,144	3,027
Equipment, net of depreciation (Note 3)	671	883

	5,815	3,910

LIABILITIES

Current
Accounts payable and accrued liabilities	196,658	195,195
Loans payable (Note 5)	43,600	82,065
Due to related parties (Note 8)	6,126	128,771
Derivative liability (Note 6)	-	1,115
	246,384	407,146

STOCKHOLDERS’ DEFICIT

Capital Stock (Note 7)
Authorized:
Unlimited common voting shares without par value
Issued:
13,742,243 common shares (2011 – 10,368,103)	13,490,513	13,321,807
Additional paid in capital	3,308,866	3,263,866
Deficit accumulated during the exploration stage	(17,039,948)	(16,988,909)
	(240,569)	(403,236)

	5,815	3,910

CONTINGENCIES AND COMMITMENTS (Notes 1 and 4)
SUBSEQUENT EVENTS (Note 12)

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

				June 16, 1995
	YEARS ENDED DECEMBER 31,			(inception) to
				December 31,
	2012	2011	2010	2012
	$	$	$	$

Expenses
Depreciation	212	284	382	7,173
Consulting	-	-	4,715	272,950
Consulting – stock based compensation	-	-	-	2,926,980
Financing fee – stock based compensation (Note 7)	-	63,708	-	90,096
Interest and bank charges	3,514	5,579	3,209	28,357
Management fees (Note 8)	60,000	60,000	70,500	1,215,654
Mineral property costs (recovery) (Note 4)	(70,169)	44,422	156,155	11,324,777
Office and sundry	33,474	27,259	39,947	625,854
Professional fees	41,872	44,798	70,779	659,183
Travel and promotion	3,251	6,108	25,674	310,051

Loss Before Other Items	(72,154)	(252,158)	(371,361)	(17,461,075)

Fair value adjustment of derivative liabilities (Note 6)	1,115	62,655	634,555	333,965
Gain on write-off of debt	20,000	-	-	20,000

Income (Loss) Before Income Taxes	(51,039)	(189,503)	263,194	(17,107,110)

Deferred income tax recovery	-	-	-	67,162

Net Income (Loss) and Comprehensive Income (Loss)	(51,039)	(189,503)	263,194	(17,039,948)

Earnings (Loss) Per Share
Basic	$(0.00)	$(0.02)	$0.03
Diluted	$(0.00)	$(0.02)	$0.02

Weighted Average Common Shares Outstanding
Basic	12,791,921	10,282,624	9,766,206
Diluted	-	-	13,643,412

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF STOCKHOLDERS’ DEFICIT
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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

December 31, 2004 – shares issued for cash at $1.80 per share inclusive of 13,250 shares as finders’ fees	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for mineral property database at $3.90 per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for overpayment in 2004 private placement	-	(3,000)		-	-	(3,000)
March 21, 2005, shares issued for property acquisition at US $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares Issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax recovery on 29,500 flow-through shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at US $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at US $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on exercise of stock options at US $1.50 per share	25,000	44,147		-	-	44,147
Oct. 2005, shares issued on exercise of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Nov. 17, 2005, units issued at US $1.50 per share inclusive of 20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for property acquisition at a market price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on exercise of stock options at US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on exercise of warrants at $3.00 per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for property acquisition at US $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for flow-through private placement at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on exercise of warrants at US $2.50 per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow-through private placement at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000 flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006, carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for property option payment at market price of US$3.00 per share	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for private placement at US$1.50 per share net of finder’s fee of $4,537	26,669	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt at US$2.00 per share	10,000	23,306		-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,193	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year	-	-	-	-	(414,840)	(414,840)
Balance, December 31, 2008	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2008, carried forward	7,698,193	12,383,714	-	3,035,356	(15,970,557)	(551,487)
Subscriptions received	-	-	26,375	-	-	26,375
June 22, 2009, shares issued for private placement at US$0.15 per share	4,037,500	683,057	-	-	-	683,057
Transfer derivative liability for warrants granted in the year	-	(339,311)	-	-	-	(339,311)
Warrants exercise at US$0.20 per share during the year	353,000	74,692	-	-	-	74,692
Transfer derivative liability for warrants exercised in the year	-	59,689	-	-	-	59,689
July 24, 2009, shares returned to treasury in exchange for US$85,000 cash payment	(4,500,000)	(95,753)	-	-	-	(95,753)
December 16, 2009, shares issued for amendment to property option agreement at a market price of US$0.395 per share	150,000	62,260	62,260	-	-	124,520
Stock based compensation		-	-	228,510	-	228,510
Loss for the year	-	-	-	-	(1,092,043)	(1,092,043)
Balance, December 31, 2009	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2009, carried forward	7,738,693	12,828,348	88,635	3,263,866	(17,062,600)	(881,751)
February 3, 2010, shares issued for amendment to property option agreement at a market price of US$0.395 per share	150,000	62,260	(62,260)	-	-	-
February 18, 2010, shares issued for private placement at US$0.15 per share, net of finance fee	1,613,162	247,214	(26,375)	-	-	220,839
Transfer derivative liability for warrants granted in the year	-	(125,435)	-	-	-	(125,435)
Warrants exercise at US$0.20 per share during the year	766,248	159,620	-	-	-	159,620
Transfer derivative liability for warrants exercised in the year	-	134,800	-	-	-	134,800
Income for the year	-	-	-	-	263,194	263,194
Balance, December 31, 2010	10,268,103	13,306,807	-	3,263,866	(16,799,406)	(228,733)
February 22, 2011, shares issued for property option payment at US$0.15 per share market price	100,000	15,000	-	-	-	15,000
Loss for the year	-	-	-	-	(189,503)	(189,503)
Balance, December 31, 2011	10,368,103	13,321,807	-	3,263,866	(16,988,909)	(403,236)
April 13, 2012, units issued for private placement at $0.05 per share	3,074,120	153,706	-	-	-	153,706
April 20, 2012, shares issued for property at $0.05 per share	300,000	15,000	-	-	-	15,000
Recognition of 9 months management fees $5,000/month	-	-	-	45,000	-	45,000
Loss for the year	-	-	-	-	(51,039)	(51,039)
Balance, December 31, 2012	13,742,223	13,490,513	-	3,308,866	(17,039,948)	(240,569)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

				June 16, 1995
	YEARS ENDED			(inception)
	DECEMBER 31,			to
				December 31,
	2012	2011	2010	2012
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss )	(51,039)	(189,503)	263,194	(17,039,948)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	212	284	382	7,173
Stock based compensation	-	63,708	-	3,017,076
Shares issued for mineral property acquisition	15,000	15,000	62,260	9,184,881
Obligation to issue for mineral property acquisition	-	-	(62,260)	-
Shares issued for debt	-	-	-	23,306
Non-cash management fees	45,000	-	-	45,000
Deferred tax recovery	-	-	-	(67,162)
Fair value adjustment of derivative liabilities	(1,115)	(62,655)	(634,555)	(333,965)
Gain on write-off of debt	(20,000)	-	-	(20,000)
Changes in non-cash operating working capital items:
Prepaid expenses	(1,001)	5,500	(5,207)	(2,085)
Other receivable	(630)	11,078	(2,454)	(1,295)
Accounts payable	21,463	41,983	18,944	216,658
NET CASH FLOWS USED IN OPERATING ACTIVITIES	7,890	(114,605)	(359,696)	(4,970,361)

CASH FLOWS USED IN INVESTING ACTIVITIES
Legal settlement	-	-	-	(95,753)
Equipment	-	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	-	(103,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable	(38,465)	56,054	(851)	43,600
Due to related parties	(122,645)	56,612	(18,907)	309,124
Net proceeds on sale of common stock	153,706	-	406,834	4,722,999
Obligation to issue shares	-	-	(26,375)	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	(7,404)	112,666	360,701	5,075,723

INCREASE (DECREASE) IN CASH	486	(1,939)	1,005	1,764
CASH, BEGINNING OF YEAR	1,278	3,217	2,212	-

CASH, END OF YEAR	1,764	1,278	3,217	1,764

SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES (Note 10)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Stated in Canadian Dollars)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization
The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995. The Company is in the business of mineral exploration. The address of the Company’s corporate office and principal place of business is Suite 614 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3. The Company’s shares are publicly traded on the Over-The-Counter Bulletin Board in the United States. The Company is a reporting issuer in both the United States and in British Columbia.

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

Going Concern Uncertainty
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business. The Company has accumulated a net loss of $17,039,948 since its inception. There is a working capital deficiency of $241,240 and the Company has no sources of operating revenue. The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The Company’s functional and reporting currency is the Canadian dollar. The significant accounting policies are summarized below:

a)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. As at December 31, 2012 and 2011 the Company has only cash on deposit.

b)	Mineral Claim Payments and Exploration Expenditures

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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions of future events that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Significant areas requiring the use of management estimates relate to allocations of expenditures to resource property interests, deferred tax disclosures, asset impairment tests, and determination of fair value transactions involving common stock and non monitory transactions, warrants, options, derivative liabilities, deferred tax balances and valuation allowances. Financial results as determined by actual events could differ from those estimates.

d)	Equipment

Equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the declining balance method as follows:

Office furniture	20% on declining balance basis
Computer equipment	30% on declining balance basis

e)	Environmental and reclamation obligation

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

f)	Foreign Currency Translation

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

g)	Risk Management

Foreign Exchange Risk
The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates primarily in Canada and Brazil and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.

Credit risk
The risk in cash accounts is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies. As at December 31, 2012, the Company does not have significant concentrations of credit exposure.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Financial Instruments and Risk Management (continued)

Interest rate risk
The Company has no significant exposure to interest rate fluctuation risk.

h)	Income Taxes

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

In the event that an uncertain tax position exists in which the Company could incur income taxes, penalties or interest, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of December 31, 2012, the Company does not believe it has any uncertain tax positions that would result in the Company incurring a liability to a taxing authorities.

i)	Stock Based Compensation

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

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments, are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

(1)	The date at which a commitment for performance by the counter party to earn the equity instruments is established; or
(2)	The date at which the counter party’s performance is complete.

j)	Comprehensive Income (Loss)

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2012, 2011 and 2010, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
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

Common stock equivalents from stock options and warrants were excluded from the calculation of net loss per share for December 31, 2012, 2011 and 2010 as their effect is anti-dilutive.

l)	Recently Adopted Accounting Policies

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

3.	EQUIPMENT

		2012			2011
	Cost	Accumulated	Net Book		Accumulated	Net Book
		depreciation	Value	Cost	depreciation	Value
	$	$	$	$	$	$
Office furniture	2,812	2,388	424	2,812	2,282	530
Computer equipment	5,033	4,786	247	5,033	4,680	353
	7,845	7,174	671	7,845	6,962	883

4.	MINERAL EXPLORATION PROPERTIES

(a)	The Pires Gold Project, Brazil

On June 17, 2009, and as amended on November 13, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes (“Infogeo”), a private arms length Brazilian company, whereby the Company received an option to acquire up to a 100% interest in the Pires Gold Project (“Pires” or the “Pires Property”), pursuant to the following terms:

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the optionor (or its nominee) US $50,000 as follows:
(A) US $25,000 within seven days of the execution of this agreement (paid), and
(B) US $25,000 within 45 days of the execution of this agreement (paid); and
(ii)	expend not less than US $300,000 (the “First Target”) in exploration expenditures on the property on or before May 31, 2010 (incurred).

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Stated in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS (continued)

(a)	The Pires Gold Project, Brazil (continued)

To earn an additional 20% (60 % total) interest in the property (Second Milestone), in year two:

(i)	paying US $100,000 to the optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)

expend not less than US $300,000 (less the amount by which any exploration expenditures pursuant to item (ii) of the First Milestone exceeded the First Target) (the “Second Target”) in exploration expenditures on the property before January 16, 2011.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue to the Optionor 100,000 common shares of the Company on or before January 16, 2011(issued), and
(ii)	expend up to US $1,000,000 to complete and submit a final report by January 16, 2012.

Option to Purchase 25% (100% total) (Upon completion of the Third Milestone)

Purchase up to 20% of the interest in the property, by paying the Optionor US $1,000,000 for each 5% incremental interest in the Property, and US $2,000,000 for the remaining 5% interest.

Pursuant to an amendment on November 13, 2009, the Company agreed to issue a total of 300,000 (150,000 issued prior to December 31, 2009 and 150,000 issued prior to December 31, 2010) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement. The Company recorded $62,260 for 150,000 shares issued during the year ended December 31, 2009 in capital stock and $62,260 for the remaining 150,000 shares as an obligation to issue shares as at December 31, 2009, and the shares were issued during the year ended December 31, 2010.

The Company did not incur the additional expenditures required and as a result, as of December 31, 2010, had earned only the initial 40% interest in the Pires Property.

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

On March 14, 2012, the Company agreed to sell the Company’s interest in the Pires Gold Project to a third party for $100,480 (US $100,000) payable in two tranches, the first on signing (received) and the second no later than June 30, 2012 (received). On March 30, 2012, the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 (US $10,000) cash (payable) and the issuance of 300,000 shares from treasury (issued) at a fair value of $0.05 per common share. As a result, the Company recorded a net recovery of $70,169, net of other costs of $5,311.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
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

All the above terms have been met and the Company earned 100% interest in the property subject to Abbastar’s interest (Note 4b iii)). The Company has allowed certain claims to lapse, and at December 31, 2012 held a total of 18 claims. Subsequent to December 31, 2012 a further 15 claims lapsed.

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

As of December 31, 2012, Abbastar had earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Stated in Canadian Dollars)

5.	LOANS PAYABLE

On September 16, 2010, an arm’s length party loaned the Company $24, 872 (2011: $25,445) (US $25,000) for an initial period of 90 days bearing interest at 12% per annum. The loan is unsecured. The loan has been amended to be payable on demand. As at December 31, 2012, accrued interest of $6,844 (2011 - $3,940) was included on the loan payable.

During the year ended December 31, 2011, a non-arms length party loaned the Company $10,000 for an initial period of 90 days bearing interest at 12% per annum. The loan is unsecured. The loan has been amended to be payable on demand. As at December 31, 2012, accrued interest of $1,884 (2011 - $1,180) was included in the loan payable.

During the year ended December 31, 2011, arms’ length parties loaned the Company a total of $41,000 that was non-interest bearing and payable on demand. On April 17, 2012, the Company closed a private placement of which 820,000 common share units were issued at $0.05 per unit for the settlement of these loans (Note 7).

6.	DERIVATIVE LIABILITY

Derivative liability consists of outstanding warrants that have exercise prices denominated in U S dollars. The fair value of these warrants as at December 31, 2012 and 2011 is as follows:

	Exercise	2012	2011
	price
1,613,162 warrants expiring on Jan 25, 2012	US $0.25	$-	$1,115

The fair value of these warrants was determined using the Black-Scholes option pricing model using the following assumptions:

	2012	2011
Volatility	-	413%
Dividend yield	-	-
Risk-free interest rate	-	0.97%
Expected life	-	0.07yr

7.	CAPITAL STOCK

a)	Issued Shares

Pursuant to the mineral property option agreement for the Pires Gold Project, on February 22, 2011, the Company issued a total of 100,000 common shares with a fair value of US $15,000.

Pursuant to a non-brokered private placement, the Company issued at total of 3,074,120 Units on April 13, 2012 for total proceeds of $153,706 at $0.05 per unit. Each unit consists of one common share of the Company and one half share purchase warrant. Each whole warrant is exercisable on or before April 13, 2013 at a price of $0.10 per share and on or before April 13, 2014 at a price of $0.15 per share.

On March 30, 2012, the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash and the issuance of 300,000 shares from treasury. The shares have been issued at a fair value of $0.05 per common share (Note 4).

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
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

Activity under the SOP is summarized as follows:
			Weighted
	Options	Weighted Average	Average
	Outstanding	Exercise Price (U.S. $)	Life
Balance, December 31, 2010	720,000	0.35	3.60
Options cancelled during the year	720,000	0.35	-
Balance, December 31, 2011 and 2012	-	-	-

There has been no activity in number of options outstanding during the year ended December 31, 2012.

c)	Warrants

On January 25, 2010, pursuant to a private placement, 1,613,162 warrants at an exercise price of US $0.25 per share were issued. Each warrant was exchangeable for one common share and expired on January 25, 2011. During the year ended December 31, 2011, the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants. The fair value of the term extension was calculated to be $63,708 using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 164%, (3) risk free interest rate of 1.32% and, (4) expected life of 1 year. The $63,708 was recorded as a stock-based financing fee. The warrants expired unexercised on January 25, 2012.

On April 13, 2012, pursuant to a private placement, 1,537,060 warrants at an exercise price of $0.10 in the first year and $0.15 in the second year were issued. Activity in warrants is summarized as follows:

			Weighted
	Warrants	Weighted Average	Average
	Outstanding	Exercise Price	Life
Balance, December 31, 2010 and 2011	1,613,162	US $0.25	0.07
Issued during the year	1,537,060	$0.10/$0.15	1.00/2.00
Exercised during the year	-	-	-
Expired during the year	(1,613,162)	US $0.25	-
Balance, December 31, 2012	1,537,060	0.10/$0.15	0.28/1.28

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Stated in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS

Amounts payable to related parties as of December 31, 2012 of $6,126 (2011 - $128,771) are owing to directors, former directors, a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2012, the Company incurred $60,000 (2011 - $60,000; 2010 - $70,500) in management fees to its directors and officers. Effective April 1, 2012, the directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish their debt. In accordance with U.S. GAAP, the Company recorded $45,000 in management fees as an increase to additional paid-in capital.

During the year ended December 31, 2012, the Company advanced $1,001 (2011 - $nil) to a director of the Company for expenses to be incurred. As at December 31, 2012, this amount was included in prepaid expenses.

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

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows:

	2012	2011	2010
	$	$	$
Income (loss) before income tax	(51,039)	(189,503)	263,194
Combined statutory rate	25%	27%	29%
Expected income tax expense (recovery)	(12,500)	(50,000)	75,000

Increase (decrease) resulting from:
Impact of tax rate changes	-	3,000	(10,000)
Permanent differences and other	11,000	-	5,000
Change in valuation allowance	1,500	47,000	(70,000)
Future income tax provision (recovery)	-	-	-

The Company’s tax-effected deferred income tax assets are estimated as follows:

	2012	2011	2010
	$	$	$
Mineral properties tax basis in excess of carrying value	2,631,000	2,649,000	2,637,000
Non-capital losses available	513,000	494,000	457,000
Other	2,000	3,000	4,000
Potential deferred income tax assets	3,147,000	3,145,000	3,098,000
Less: valuation allowance	(3,147,000)	(3,145,000)	(3,098,000)
Net Deferred Income Tax Asset	-	-	-

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
(Stated in Canadian Dollars)

9.	INCOME TAXES (continued)

The Company has approximately $2,037,000 (2010 - $1,974,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
$
2014	212,000
2015	211,000
2026	336,000
2027	429,000
2028	422,000
2029	-
2030	217,000
2031	146,000
2032	64,000
2,037,000

The Company has certain resource related deductions and other losses of approximately $10,524,000 (2011 -$10,595,000) which may be available to be offset against future taxable income in Canada. The realization of these tax balances in future years if available will be recorded as an adjustment to the valuation allowance and corporate tax provision in the year realized.

10.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended	Year ended	Year ended
	December 31, 2012	December 31, 2011	December 31, 2010
Cash paid during the year for:	$	$	$
Interest	500	-	1,877
Income taxes	-	-	-

During the year ended December 31, 2012, the Company:

a)	issued 300,000 shares with a fair value of $15,000 pursuant to the Mineral Property acquisition agreement on the Pires Gold Project for the 10% interest earned by Ansell Capital (Note 4);
b)	recorded $20,000 forgiveness of debt.

During the year ended December 31, 2011, the Company:

a)	issued 100,000 shares with a fair value of $15,000 under the option agreement to acquire an interest in the Pires Gold Project (Note 4).

During the year ended December 31, 2010, the Company:

a)

issued 150,000 shares with a fair value of $62,260 under the option agreement to acquire an interest in the Pires Gold Project (Note 4) which was recorded as obligation to issue shares as at December 31, 2009.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012
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

The carrying values and fair values of the Company’s financial instruments are as follows:

		DECEMBER 31, 2012		DECEMBER 31, 2011
		CARRYING	FAIR	CARRYING	FAIR
	LEVEL	VALUE	VALUE	VALUE	VALUE
Financial assets
Cash	1	$1,764	$1,764	$1,278	$1,278
Other receivable	3	1,295	1,295	665	665
		$3,056	$3,056	$1,943	$1,943
Financial liabilities
Accounts payable	3	$196,658	$196,658	$195,195	$195,195
Loans payable	3	43,600	43,600	82,065	82,065
Derivative liability	3	-	-	1,115	1,115
Due to related parties	3	6,126	6,126	128,771	128,771
		$246,384	$246,384	$407,146	$407,146	-

12.	SUBSEQUENT EVENTS

Subsequent events were reviewed to the date the financial statements were issued.

On June 27, 2013, the Company entered in a loan agreement with a non-related party in the amount of $40,000 which is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.

ENTOURAGE MINING LTD.

(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS
For The Year Ended December 31, 2012

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results for the year ended December 31, 2012. The following information should be read in conjunction with the accompanying audited financial statements and related notes.

1.1	Date of Report

The following Management Discussion and Analysis (“MD&A”) for Entourage Mining Ltd. (“Entourage” or the “Company”) is prepared as of July 5, 2013 and should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2012. Except as noted, all dollar amounts contained in this management discussion and analysis and in the audited financial statements are in Canadian dollars.

Forward-Looking Statements

This MD&A contains certain information that may be deemed “forward-looking information”. All information in this MD&A, other than information of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking information. Forward looking information is information that is not historical fact and is generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking information, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. The Company believes the expectations expressed in such forward-looking information are based on reasonable assumptions, limited to a period for which the information can be reasonably estimated and pursuant to the accounting policies. Such information is not a guarantee of future performance and actual results may differ materially from those in the forward-looking information. Forward-looking information is based upon current metal prices, availability of financing and general market conditions. Factors that could cause the actual results to differ materially from those in forward-looking information include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such information is not a guarantee of future performance and actual results or developments may differ materially from those projected in the forward-looking information.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the audited financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

1.2	Nature of Business and Overall Performance

Entourage Mining Ltd. was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-The-Counter Bulletin Board in the United States. The Company is a reporting issuer in both the United States and in British Columbia.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and acquired:

  An unencumbered 65% interest in 47 prospective uranium claim blocks in Costebelle Township known as the Doran property in eastern Quebec, the Company has allowed certain claims to lapse and at December 31, 2012 held a total of 18 claims. Subsequent to December 31, 2012 a further 15 claims have lapsed.

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

Effective March 6, 2009 the Company's completed a reverse split of its shares of common shares at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split; during the year ended December 31, 2010, shareholders of the Company approved the change of its authorized share capital to unlimited. The Company trades on the Over-The-Counter Bulletin Board under the symbol ENMGF.

Highlights:

During the year ended December 31, 2012, the Company completed the following:

  On March 14, 2012, the Company agreed to repurchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash and the issuance of 300,000 shares at a deemed value of $15,000 (issued). Concurrent with this transaction, the Company has agreed to sell its 40% interest for $100,000 payable in two tranches, the first on signing (received) and the second no later than June 30, 2012 (received).

  On April 13, 2012, the Company announced that it closed a private placement of 3,074,120 units at a price of $0.05 per Unit for gross proceeds of $153,706. Each Unit consists of one common share of the Company (a “Share”) and one-half share purchase warrant exercisable on or before April 13, 2013 at a price of $0.10 per Share and on or before April 13, 2014 at a price of $0.15.

The audited financial statements have been prepared assuming the Company will continue on a going-concern basis. The ability of the Company to continue as a going-concern depends upon its ability to raise adequate financing and to develop profitable operations to continue. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, and other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the audited financial statements.

Mineral Projects

The Pires Gold Project (Brazil) – Interest sold during the year ended December 31, 2012

Pires Property Description

The Company was exploring for Sediment Hosted Vein gold deposits on 8 mineral licenses covering approximately 12,000 hectares in southern Goiás State, Brazil. The Pires Gold Project (“Pires”) originally consisted of 5 mineral licenses covering more than 8,500 hectares (21,000 acres) located 2.5 hours drive on a paved highway that crosses the licenses from Brasilia (the capital of Brazil) and about 1 hour outside of the small city of Pires do Rio, Goiás State. Subsequent to the acquisition, the Company dropped two of the southernmost claim blocks and acquired 5 new claim blocks surrounding the original land package. The property was rectangular in shape and was approximately 8 kilometres long and 5 kilometres wide.

Pires Property Agreements

On June 17, 2009, and as amended on November 13, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes (“Infogeo”), a private arms length Brazilian company, whereby the

Company acquired an option to acquire a 100% interest in the Pires Gold Project (“Pires” or the “Pires Property”), pursuant to the following terms:

Terms of the Pires Option agreement are as follows:

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

Pursuant to the amendment on November 13, 2009, the Company agreed to issue a total of 300,000 (150,000 issued prior to December 31, 2009 and 150,000 issued prior to December 31, 2010) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement. The Company recorded $62,260 for 150,000 shares issued during the year ended December 31, 2009 in capital stock and $62,260 for remaining 150,000 shares as an obligation to issue shares as at December 31, 2009, which were issued during the year ended December 31, 2010.

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

Pursuant to the terms of the LOI, Ansell agreed to: (a) advance no less than US $200,000 (advanced) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company’s work commitments in respect of the Pires Property May 31, 2010 work commitment; and (b) advance the Company $75,000 (received) to pay certain agreed payables prior to the execution of the Definitive Agreement for a 25% interest in Entourage’s First Milestone of the Pires Gold project. The Company recorded the $75,000 payment received in 2010 against the mineral property costs. The Company had the right to re-purchase the 25% interest by paying back all advances by Ansell for a period of 12 months after termination of the LOI. On July 14, 2010, the Company was notified by Ansell that it would not be proceeding with the Plan of Arrangement.

On March 14, 2012, the Company agreed to repurchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash and the issuance of 300,000 shares at a deemed value of $15,000 (issued). Concurrent with this transaction, the Company has agreed to sell its 40% interest for $100,000 payable in two tranches, the first on signing (received) and the second no later than June 30, 2012 (received).

The Doran Uranium Prospect (Quebec)

Doran Uranium Property Description

The Doran Uranium property consisted of 47-contiguous mineral claims (polygons) covering approximately 2,473 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. During the year ended December 31, 2012, the Company has allowed certain claims to lapse and at year end held a total of 18 claims. Subsequent to December 31, 2012, a further 15 claims have lapsed.

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

The climate of the property area is characterized by long winters, generally extending from late October until mid-April.

Doran Uranium Property Agreements

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

On February 13, 2007, the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (the Company retains the right to purchase the NSR on the Doran Property). The TSX Venture Exchange approved this transaction on May 30, 2007. The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

- 20% interest by spending $500,000 on or before February 13, 2008 (incurred);

- 15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
- 15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
- 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of December 31, 2012, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

Competitive factors in the market for mineral resources

The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. In 2010, the annual sales volume of U3O8 reached 42.8 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

Applicable Regulations and Permits

On March 28th, 2012, Québec Environment minister Yves-François Blanchet announced that the Bureau d'audiences publiques sur l'environnement (BAPE) will hold public hearings on the uranium sector in Québec. These hearings are scheduled for the Fall of 2013 and will focus on the environmental and social impacts of exploration and mining of uranium in Québec. The Minister also indicated that no authorization certificates for uranium exploration or mining projects in Québec will be issued until the BAPE's independent study is completed and its report is issued.

Claim Status

All the option terms for the Doran Property have been met and the Company has earned 100% interest in the property subject to Abbastar’s interest. During the year ended December 31, 2012, the Company has allowed certain claims to lapse and at year end held a total of 18 claims. Subsequent to December 31, 2012, a further 15 claims have lapsed.

Doran Uranium Project Exploration Activities

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3O8).

We expended $245,591 in exploration work on the property in fiscal year 2005 and a National Instrument 43-101 compliant report by Eric Ostensoe (P.Geo.) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on SEDAR and EDGAR (March 9, 2006) as well as on our website. We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006. As well, in July 2006, the Government of Quebec reimbursed our company $57,745 as part of the Province’s mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses. In April 2007, an updated NI 43-101 Technical Report was prepared by Michel Proulx, M.Sc., P. Geo and Michel Boilly, Ph.D., P.Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on SEDAR by Abbastar Holdings Ltd. on May 2, 2007.

To date, the Doran Showing, located at the south of Doran (drilled in 2006 and the fall of 2007) and the North East grid have both been successfully drilled in confirming the presence of a series of sub-parallel uranium bearing pegmatites.

In total, over 6,000 metres have been drilled on the Doran property by our company and Abbastar and we are encouraged that the goal of delineating a Rossing type (Namibia) uranium deposit may be realized.

The completion of the fall 2008 exploration program earned Abbastar an additional 15% interest in the property and has now earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

For further information on the Doran Property, please refer to the 43-101 Technical Report dated October 10, 2010 located on our website at www.entouragemining.com.

Future Exploration and Development

The Company has deferred exploration activities on the Doran Property until the moratorium for uranium exploration or mining projects in Québec is removed.

1.3	Selected Annual Information

	2012	2011	2010
Fiscal year ended	($)	($)	($)
Net sales	N/A	N/A	N/A
Income/(Loss) before income taxes	(51,039)	(189,503)	263,194
Net Income/(Loss)	(51,039)	(189,503)	263,194
Basic and diluted earning (loss) per share	(0.00)	(0.02)	0.03
Total assets	5,815	3,910	22,711
Long term financial liabilities	Nil	Nil	Nil
Cash dividends declared	N/A	N/A	N/A

1.4	Results of Operations for the Year Ended December 31, 2012

During the year ended December 31, 2012, the Company reported a net loss of $51,039 or $0.00 per share, as compared to a net loss of $189,503 or $0.02 per share for the year ended December 31, 2011. Expenses decreased from $252,158 in 2011 to $72,154 in the current year, a decrease of $180,004. This decrease was mainly attributable to:

  Financing fees – stock based compensation decreased from $63,708 for the year ended December 31, 2011 to $nil for the year ended December 31, 2012. During the year ended December 31, 2011, the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants. The fair value of the term extension was calculated using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 164%, (3) risk free interest rate of 1.32% and, (4) expected life of 1 years. Total expenses of $63,708 was recorded as stock- based compensation in 2011, was related to financing fee. This is a non-cash expense.

  Mineral property costs decreased from $44,422 for the year ended December 31, 2011 to a recovery of $70,169 for the year ended December 31, 2012. This decrease was due to the sale of its interest of the Pires Gold Project in Brazil completed during the year.

Overall, the Company’s operating expenses decreased substantially as compared to the prior year due to the sale of its interest of the Pires Gold Project. There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements.

1.5	Summary of Quarterly Results

In Canadian dollars
	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Net sales	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Loss/(Income) before other item	$43,211	$21,829	$26,388	$(19,274)	$70,654	$41,383	$62,032	$78,089
Net (Income)/Loss	$23,211	$21,829	$26,388	$(20,389)	$(111,981)	$69,450	$89,301	142,733
Net (Income)/Loss per share	$0.00	$0.00	$0.00	$(0.00)	$(0. 01)	$0.01	$0.01	$0.01

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

1.6	Liquidity

As of the date of this report, we have yet to generate any revenues from our business operations.

On December 31, 2012, the Company had $1,764 in cash compared to $1,278 on December 31, 2011. On December 31, 2012, the Company had a working capital deficiency of $241,240 compared to a working capital deficiency of $404,119 on December 31, 2011.

During the year ended December 31, 2012, the Company completed a private placement of 3,074,120 units for a total proceed of $153,706 at CDN$0.05 per unit. Each Unit consists of one common share of the Company and one half share purchase warrant. Each whole warrant is exercisable on or before April 13, 2013 at a price of $0.10 per share and on or before April 13, 2014 at a price of $0.15.

During the year ended December 31, 2012, the Company agreed to re-purchase the previously optioned 10% interest in its Pires Gold Project for $10,000 cash and the issuance of 300,000 shares at a deemed value of $15,000. Concurrent with this transaction, the Company has agreed to sell its Pires interest for $100,000 payable in two tranches, the first on signing (received) and the second no later than June 30, 2012 (received). The Company has ceased all exploration activities in Brazil.

On June 27, 2013, the Company entered in a loan agreement with a non-related party in the amount of $40,000 which is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.

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

1.7	Capital Resources

Our auditors have issued a going concern opinion on our audited financial statements for the year ended December 31, 2012. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin extracting, processing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our projects and stay in business. Even if we raise money, we do not know how long the money will last. The Company requires financial resources to fund its ongoing costs of operations.

Entourage has historically relied upon equity financings to satisfy its capital requirements and will continue to depend heavily upon equity capital to finance its activities. The Company has also received additional funds pursuant to property option receipts. There can be no assurance the Company will be able to obtain required financing in the future on acceptable terms to the Company.

The Company anticipates it will need additional capital in the future to finance ongoing exploration of its properties, such capital to be derived from the exercise of outstanding stock options and warrants and/or the completion of private placements. The Company may also seek short-term loans from directors of the Company.

1.8	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9	Transactions with Related Parties

Amounts payable to related parties as of December 31, 2012 of $6,126 (2011 - $128,771) is owing to directors, former directors, a company controlled by an officer and to a public company with directors in common, for management fees, consulting fees and for expenses paid on behalf of the Company. The amounts are non-interest bearing, unsecured, and have no fixed terms of repayment.

During the year ended December 31, 2012, the Company incurred $60,000 (2011 – $60,000; 2010 - $70,500) in management fees to its directors and officers. Effective April 1, 2012, the directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish their debt. In accordance with U.S. GAAP, the Company recorded $45,000 in management fees as an increase in additional paid-in capital.

During the year ended December 31, 2012, the Company advances $1,001 (2011 - $nil) to a director of the Company for expenses to be incurred. As at December 31, 2012, this amount was included in prepaid expenses.

The above transactions have been recorded at exchange amount that is the amount of consideration established and agreed to by the related parties.

1.10	Fourth Quarter

Fourth quarter results do not differ significantly from other quarters other than the gain on the write-off of $20,000 in debt.

1.11	Proposed Transactions

There are no pending transactions to report.

1.12	Critical Accounting Estimates

This section is not applicable, as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13	Changes in Accounting Policies including Initial Adoption

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

Income Taxes:

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

In the event that an uncertain tax position exists in which the Company could incur income taxes, penalties or interest, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of December 31, 2012, the Company does not believe it has any uncertain tax positions that would result in the Company incurring a liability to a taxing authorities.

Stock Based Compensation:

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

Basic and Diluted Loss Per Share:

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

Common stock equivalents from stock options and warrants were excluded from the calculation of net loss per share for December 31, 2012, 2011 and 2010 as their effect is anti-dilutive.

Exploration Stage Company:

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

1.14	Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, other receivable, accounts payable, loan payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of the Company’s current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

Foreign Exchange Risk
The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates primarily in Canada and Brazil and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.

Credit risk
The risk in cash accounts is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies. As at December 31, 2012, the Company does not have significant concentrations of credit exposure.

Interest rate risk
The Company has no significant exposure to interest rate fluctuation risk.

1.15	Other MD & A Requirements

Disclosure of Outstanding Share Capital

			Additional
	Number		Paid In
	of Shares	Amount	Capital

Authorized
Unlimited common shares, without par value

Issued
Balance, December 31, 2010	10,268,103	$13,306,807	$3,263,866
Issued for mineral properties	100,000	15,000	-

Balance, December 31, 2011	10,368,103	$13,321,807	$3,263,866
Issued for mineral properties	300,000	15,000	-
Issued for private placement	3,074,120	153,706	-
Recognition of management fees waived	-	-	45,000

Balance, December 31, 2012 and July 5, 2013	13,742,223	$13,490,513	$3,308,866

Pursuant to the Mineral Property Option agreement for the Pires Gold Project, on February 22, 2011, the Company issued 100,000 common shares with a fair value of $15,000.

On March 30, 2012 the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash (accrued) and the issuance of 300,000 shares from treasury (issued) with a fair value of $15,000.

On April 13, 2012, the Company announced that it closed a private placement of 3,074,120 units at a price of $0.05 per Unit for gross proceeds of $153,706. Each Unit consists of one common share of the Company (a “Share”) and one-half share purchase warrant exercisable on or before April 13, 2013 at a price of $0.10 per Share and on or before April 13, 2014 at a price of $0.15.

During the year ended December 31, 2012, the Company recorded $45,000 for management fees waived as an increase to contributed surplus.

Warrants

		Weighted Average	Weighted
	Warrants	Exercise Price	Average
	Outstanding		Life
Balance, December 31, 2010 and 2011	1,613,162	US0.25	0.07
Issued during the year	1,537,060	0.10/0.15	1.00/2.00
Exercised during the year	-	-	-
Expired during the year	(1,613,162)	US0.25	-
Balance, December 31, 2012 and July 5, 2013	1,537,060	0.10/0.15	0.53/1.53

*On January 25, 2010, the expiry date of 1,613,162 warrants exercisable at US$0.25 was extended one year to January 25, 2012 with no other changes to the terms of the warrants. On January 25, 2012, 1,613,162 warrants expired unexercised.

Stock Options

			Weighted
	Options	Weighted Average	Average
	Outstanding	Exercise Price (U.S. $)	Life
Balance, December 31, 2010	720,000	0.35	3.60
Options cancelled during the year	720,000	0.35	-
Balance, December 31, 2011, 2012 and July 5, 2013	-	-	-

There has been no activity in number of options outstanding during the year ended December 31, 2012 or to the date of this MD&A.

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director
Mr. Gregory F Kennedy, President, CEO and Director
Mr. James A. Turner, Director
Mr. Pradeep Varshney, Chief Financial Officer

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Entourage Mining Ltd.

“Paul Shatzko”

Paul Shatzko
Chairman and Director
July 5, 2013

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENTOURAGE MINING LTD.

Dated: July 5, 2013

“Paul Shatzko”
Paul Shatzko
Director

EXHIBIT 12.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Paul Shatzko, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Entourage Mining Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	July 5, 2013

“Paul Shatzko”
Name:	Paul Shatzko
Title:	Director
(Acting Principal Executive Officer)

EXHIBIT 12.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Pradeep Varshney, certify that:

1.	I have reviewed this Annual Report on Form 20-F of Entourage Mining Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.

The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.

The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of company’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:	July 5, 2013

“Pradeep Varshney”
Name:	Pradeep Varshney
Title:	Chief Financial Officer
(Principal Financial Officer)

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Entourage Mining Ltd. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2012 (the “Report”), each of the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: July 5, 2013

“Paul Shatzko”
Paul Shatzko, Director
(Acting Principal Executive Officer)

Date: July 5, 2013

“Pradeep Varshney”
Pradeep Varshney, Chief Financial Officer
(Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished to the Securities and Exchange Commission pursuant to 18 U.S.C. Section 1350. It is not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.