Form 20-F
period 2013-12-31
ENTOURAGE MINING LTD
filed 2014-06-05
CIK 1239672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 20-F
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ x ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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
 (Address of principal executive offices)
1390A William Road
Montreal, Quebec H3C 1R5
Danielle Beauchamp, President and Director
(T) 514 419-5221
beaucd24@hotmail.com
Address:  Same as above

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
N/A	N/A
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares Without Par Value
 (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 13,742,223 common shares issued and outstanding as of December 31, 2013 and 13,742,233 common shares issued and outstanding as of May 31, 2014, the date of this report.

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
[   ] Yes                               [   ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12-b of the Exchange Act (Check One):

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
We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F Annual Report, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this annual report that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.
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
Selected Financial Data
 (CDN$, except per share data)
	Year Ended 12/31/13	Year Ended 12/31/12	Year Ended 12/31/11	Year Ended 12/31/10	Year Ended 12/31/09
Revenue	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	28,169	(51,039)	(189,503)	263,194	(1,092,043)
Earnings(Loss) Per Share (1)	0.00	(0.00)	(0.02)	0.03	(0.17)
Dividends Per Share (1)	Nil	Nil	Nil	Nil	Nil
Weighted Avg. No. Shares (1)	13,742,223	12,791,921	10,282,624	9,766,206	6,378,834

Working Capital (Deficiency)	(169,900)	(240,569)	(404,119)	(229,900)	(883,300)
Mineral Properties	Nil	Nil	Nil	Nil	Nil
Long Term Debt	Nil	Nil	Nil	Nil	Nil
Shareholder's Equity (Deficit)	(169,900)	(240,569)	(403,236)	(228,733)	(881,751)
Total Assets	18,244	5,815	3,910	22,711	14,427
(1) These line items take into consideration the Company's 10 for 1 reverse stock split, effective on March 6, 2009.  Unless otherwise specified herein, all share information presented herein takes into consideration such reverse stock split.
In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On May 30, 2014, the exchange rate in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys) was $0.9202. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Bank of Canada. For the past five years ended December 31 and for the last six month ends from October 1, 2013 to March 31, 2014, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars (the US dollars that a Canadian dollar buys), calculated in the same manner as above:
Annual Period	Average

Year ended Dec 31, 2013	$0.9093
Year ended Dec 31, 2012	$1.0004
Year ended Dec 31, 2011	$1.0110
Year ended Dec 31, 2010	$0.9709
Year ended Dec 31, 2009	$0.8757

Monthly Period	Closing

Month ended Oct 31, 2013	$0.9649
Month ended Nov 30, 2013	$0.9531
Month ended Dec 31, 2013	$0.9399
Month ended Jan 31, 2014	$0.9139
Month ended Feb 29, 2014	$0.9046
Month ended Mar 31, 2014	$0.9003
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
We have a history of losses.
We have incurred losses in our business operations since inception, and we expect that we will continue to lose money for the foreseeable future. From our incorporation to December 31, 2013, we have incurred net losses totaling $17,011,779. Very few junior resource companies ever become profitable and typically incur large losses until they enter production or are able to sell a mineral property to a major resource company. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.
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
Our current operating funds are less than necessary to acquire an interest in, and to conduct exploration on, a mineral property, and therefore we will need to obtain additional financing in order to complete our business plan. As at December 31, 2013, we had cash on hand of $12,948 and a working capital deficiency of $169,900.  Our business plan calls for significant expenses in connection with the acquisition and exploration of mineral claims. We will require additional financing in order to complete these activities. In addition, we will require additional financing to sustain our business operations if we are not successful in earning revenues once we complete exploration on any mineral property we acquire. We do not currently have any arrangements for financing and we can provide no assurance to investors that we will be able to find such financing if required.
We believe the only realistic source of future funds presently available to us is through the sale of equity capital and loans from related parties. Any sale of share capital will result in dilution to existing shareholders.
Because management has only limited formal training in resource exploration, the business has a higher risk of failure.
One of our directors has significant technical training or experience in resource exploration or mining. We rely on the opinions of consulting geologists that we retain from time to time for specific exploration projects or property reviews. As a result of our management's lack of formal training in resource exploration, there may be a higher risk of our being unable to complete our business plan.
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

There is limited market activity in our stock and we are too small to attract the interest of many brokerage firms and analysts. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained. While we are trading on the Over-The-Counter Bulletin Board ("OTC"), our trading volume may be limited by the fact that many major institutional investment funds, including mutual funds, as well as individual investors follow a policy of not investing in OTC stocks and certain major brokerage firms restrict their brokers from recommending OTC stocks because they are considered speculative, volatile, thinly traded and the market price of the common stock may not accurately reflect our underlying value. The market price of our common stock could be subject to wide fluctuations in response to quarterly variations in our revenues and operating expenses, announcements of new products or services by us, significant sales of our common stock, the operating and stock price performance of other companies that investors may deem comparable to us, and news reports relating to trends in our markets or general economic conditions.
Our securities may be subject to penny stock regulation.
Our stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Our common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).
The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.
In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for our common shares in the United States and shareholders may find it more difficult to sell their shares.
ITEM 4.                          INFORMATION ON THE COMPANY

4.A History and development of the Company

Our Registered Office is located at 1055 West Georgia St., Suite 1500, PO Box 11117, Vancouver, BC Canada, V6E 4N7 and its principal office is located 1390A William Road, Montreal, Quebec H3C 1R5.  The Company is in the business of mineral exploration.  The Company is reviewing and evaluating several new projects unrelated to the mining industry it had previously focused on.  The Company is currently in negotiations to acquire Phoenix Media, a graphic design, web development, communication and marketing agency (http://phoenix-m.com/).

We were originally incorporated under the name "Entourage Holdings Ltd." pursuant to the Business Corporations Act (British Columbia) on June 16, 1995.  On June 25, 1996, we changed our name to Entourage Mining Ltd.
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

On January 24, 2014, at the Company's special and annual general meeting the following resolutions were approved by shareholders by ordinary resolution were:

1.	Authorizing an unlimited number of Class A Preferred shares without par value and to approve special rights and restrictions for the existing Common shares and the new Preferred shares;

2.	The Notice of Articles of the Company to be amended to reflect the amendment to the authorized share structure approved above.

It was also resolved by Special Resolution that the company will apply to the British Columbia Registrar of Companies pursuant to section 308 of the Business Corporations Act for authorization to continue out of British Columbia and into the jurisdiction of the State of Nevada in accordance with this section. This resolution was approved.

The second special resolution that was approved was to change the authorized share structure post conversion to an unlimited number of Class A Preferred Shares with par value to 500,000,000 Common Shares with a par value of $0.001 and 500,000,000 Preferred shares with a par value of $0.001.
We do not have any subsidiaries.
We are a reporting issuer in the United States and our Annual Report and 6K filings can be found on the SEC's EDGAR system at www.sec.gov.  We are a reporting issuer in certain Canadian jurisdictions and our required disclosure filings for Canada can be found at www.sedar.com.
4.B Business overview
We are a natural resource company engaged in the acquisition and exploration of natural resource properties.  We commenced operations in 1996 and currently have mineral property option agreement to acquire:
•	an unencumbered 65% interest in certain mineral claims totaling approximately 165 hectares located in Costebelle Township known as the Doran property in eastern Quebec.
A description of the properties underlying this interest is set forth below under Item 4.D "Property, plants and equipment."
We also intend to seek and acquire other business enterprises worthy of development.  The Company is reviewing and evaluating several new projects unrelated to the mining industry it had previously focused on.  The Company is currently in negotiations to acquire Phoenix Media, a graphic design, web development, communication and marketing agency (http://phoenix-m.com/).
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
The Company is prospecting for uranium in Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world's oil producing regions continue.  The price of U3O8 (yellow cake) had risen from $7US/lb in 2005 to $135US/lb. in early 2007.  The weekly spot price for U3O8 as of May 26, 2014 was US$28.25.

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
Our President and Chief Executive Officer, Danielle Beauchamp, devotes approximately 50% of her business time to our affairs. Ms. Beauchamp is paid $2,500 per month on a month-to-month basis to attend to the affairs of the Company effective January 1, 2014.
Where necessary, we contract consultants, who in turn employ labourers, to further exploration on our mineral resource properties.
Office Space
We utilize approximately 700 square feet of office space in Montreal, Canada.  Our rent is approximately $800 per month effective January 1, 2014.
4.C Organizational structure
Not applicable.
4.D Property, plant and equipment
As our properties are not at an advanced stage of exploration, no reserve estimates are made nor are we, as of yet, certain what if any reserves will be on the properties.

The Doran Uranium Property (Canada)

Option Agreement and Claim Information

By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties prospective for uranium situated in Costebelle Township in eastern Quebec (the "Doran Property") in exchange for cash payments of $220,000, the issuance of 75,000 common shares and expenditures of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 and 25,000 common shares on or before March 15, 2007 (paid and issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. ("Abbastar") – see below); and
d.	$75,000 (paid in 2008 by Abbastar – see below) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – see below).

All the above terms have been met and the Company earned 100% interest of the property subject to Abbastar's interest (see below).

The property interest is subject to a 2.5% Net Smelter Return (NSR).  The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

On February 13, 2007, the Company entered into an option agreement (the "Option") with Abbastar Holdings Inc. ("Abbastar"), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a onetime cash payment of $100,000 CDN (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (the Company retains the right to purchase the NSR on the Doran Property).  The TSX Venture Exchange approved this transaction on May 30, 2007.  The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

- 20% interest by spending $500,000 on or before February 13, 2008 (incurred);
- 15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
- 15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
- 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of December 31, 2013, Abbastar had earned a 35% interest in the Doran property but, has allowed the balance of their option to expire.

The Doran Uranium property originally consisted of 47-contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.  The Company allowed certain claims to lapse and at December 31, 2012 held a total of 18 claims.  During the year ended December 31, 2013, a further 15 claims have lapsed to leave 3 claims totaling 165 hectares in good standing.

Location and Accessibility
The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometres west of Aguanish, approximately 109 kilometres east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometres to the north.  Locally this area is known as "Moyenne Cote Nord" or middle coast north of the St. Lawrence Seaway.
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

In May 2006, we advanced to On Track Explorations, the Doran project operator, $150,000 to commence drilling and ground exploration work as outlined in Mr. Ostensoe's report.  Drilling commenced thereafter on the "Main Zone" of the Doran property. Our option agreement on the Doran property required that we expend $300,000 in year two of the agreement.   We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006.  As well, in July 2006, the Government of Quebec reimbursed our company $57,745 as part of the Province's mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses.
In early February 2007, we contracted the services of Forages La Virole to commence drilling on the "L" anomaly situated in the north of the Doran property but four to six foot snow drifts prevented the drilling contractor from reaching the "L" anomaly so the work program was cancelled.  On February 13, 2007, we entered into a Mineral Property Option agreement with Abbastar Holdings Ltd. ("Abbastar"), a Vancouver based TSX Venture listed company, whereby Abbastar could earn up to 70% interest in the Doran property by paying us a one time $100,000 CDN payment (paid) and expending $5,000,000 over four years.  The TSX Venture Exchange approved this transaction on May 30, 2007.
On May 11, 2007, our Company and Abbastar announced that drilling had commenced on the "L" anomaly of the Doran project and in all 32 holes were drilled for a total of 3,273.26 metres of diamond drilling and 1158 samples were analyzed representing 2,469.24 linear metres or 75% of the drill hole length.  The results of our Phase II drilling campaign were reported August 23, 2007.  A sample of the results are as follows:
•	Hole H17A (L Anomaly): 16.99m of 0.0435% U3O8 (.87lb/t),
•	Hole H18 (L Anomaly): 24.1m of 0.033% U3O8 (.66lb/t) (including 16.5m of .73lb/t announced June 28, 2007),
•	Hole H18A (L Anomaly): 7.25m of 0.023% U3O8 (.46lb/t),
•	Hole H19 (L Anomaly): 3.52m of 0.039% U3O8 (.78lb/t),
•	Hole H22 (L Anomaly): 18.44m of 0.024% U3O8 (.48lb/t),
•	Hole H27 (L Anomaly): 5.8m of 0.33% U3O8 (.66lb/t),
•	Hole H31 (N Anomaly): 0.66 metres of .29% U3O8 (5.8lb/t at surface).
The holes were divided into four zones with particular emphasis on the "L" zone where 18 drill holes were spotted to evaluate the lateral and depth extensions of this zone.  The first four drill holes (17, 17A, 18, 18A) drilled at different azimuths and plunge angles and set up to test the L19 anomaly, recorded encouraging near surface results including 16.99 metres (55 feet) of 0 .87lb/short ton U3O8 and 24.1 metres (79 feet) of .66lb/ton U3O8, as well, holes 27 and 27A, intersected three and four pegmatites respectively.  The first pegmatite, H27, returned .66lb/ton U3O8 over 5.8 metres.  The L zone remains open in all directions while lateral extension and depth extension are unknown.   Best interval drill results are posted on our website.
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

Future Exploration and Development

On March 28, 2013, Québec Environment minister Yves-François Blanchet announced that the Bureau d'audiences publiques sur l'environnement (BAPE) will hold public hearings on the uranium sector in Québec. These hearings were scheduled for the Fall of 2013 and focused on the environmental and social impacts of exploration and mining of uranium in Québec. The Minister also indicated that no authorization certificates for uranium exploration or mining projects in Québec will be issued until the BAPE's independent study is completed and its report is issued.  The Minister of the Environment of Québec plans to ask the Bureau d'audiences publiques sur l'environnement  (BAPE - Office of Public Inquiries on the Environment) to assess the impacts of uranium exploration and exploitation in the province.  On Mar. 3, 2014, Québec Environment Minister Yves-François Blanchet announced he granted a mandate to the BAPE to conduct province-wide public hearings regarding the exploration and mining of uranium in Québec.  The inquiry commission's mandate will begin on May 20, 2014, and is for a term of no more than one year. The BAPE's report must be delivered to the Minister by May 20, 2015, and the Minister will then have 60 days to make it public.

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
Year ended December 31, 2013 compared to year ended December 31, 2012
Our net income for the year ended December 31, 2013, ("Annual 2013") totaled $28,169 or $0.00 per share, as compared to a net loss of $51,039 or $0.00 per share for the year ended December 31, 2012 ("Annual 2012").  Net income in Annual 2013 compared to a net loss in Annual 2012 was mainly due to:

•
Consulting fees of $11,750 were incurred during Annual 2013 compared to no consulting fees incurred during the year ended Annual 2012.  The increase in consulting fees was due to the use of consultants to assist with the settlement of the Company's debt during the year which culminated in a gain on settlement of debt of $168,417.

•
Mineral property recovery of $70,169 for Annual 2012 compared to no exploration costs or recoveries during Annual 2013.  This change was due to the sale of its interest of the Pires Gold Project in Brazil completed during the previous year.

•	Recorded a gain on forgiveness of debt in the amount of $168,417 for Annual 2013 compared to no gain on forgiveness of debt during Annual 2012.
Year ended December 31, 2012 compared to year ended December 31, 2011

Our net loss for the year ended December 31, 2012 ("Annual 2012") totaled $51,039 or $0.00 loss per share compared to a net loss of $189,503 or $0.02 per share for the year ended December 31, 2011 ("Annual 2011").  Net income in Annual 2012 compared to a net loss in Annual 2011 was mainly due to:

•
Financing fees – stock based compensation decreased from $63,708 for Annual 2011 to $nil for Annual 2012.  During the year ended December 31, 2011, the expiry date of the warrants was extended one year to January 25, 2012 with no other changes to the terms of the warrants. The fair value of the term extension was calculated using the Black-Scholes option pricing model with the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 164%, (3) risk free interest rate of 1.32% and, (4) expected life of 1 years. Total expenses of $63,708 was recorded as stock-based compensation in 2011, was related to financing fee.  This was a non-cash expense.

•
Mineral property costs decreased from $44,422 for Annual 2011 to a recovery of $70,169 for Annual 2012.  This recovery was due to the sale of its interest in the Pires Gold Property during the year ended December 31, 2012.

5.B Liquidity and capital resources

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.  The Company has accumulated a net loss of $17,011,779 since its inception.  The Company has no sources of revenue.  The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year.  Although there are no assurances that management's plans will be realized, management believes that the Company will be able to continue operations in the future.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

As of the date of this report, we have yet to generate any revenues from our business operations.
On December 31, 2013, the Company had $12,948 in cash compared to $1,764 on December 31, 2012. On December 31, 2013 the Company had a working capital deficiency of $169,900 compared to a working capital deficiency of $240,569 on December 31, 2012.

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

As at  December 31, 2013,  $1,179 (2012 - $6,126) was owing to a former director and a company controlled by a former director of the Company.   The loan is unsecured, non-interest bearing and due on demand.

As at December 31, 2013, $129,772 (2012 - $nil) was owing to a company controlled by a director of the Company.   The loan is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.  As at December 31, 2013, accrued interest of $177 was included in loans payable.

Subsequent to December 31, 2013, a further $20,600 was advanced to the Company with the same terms as the prior loans.
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

We did not have any research and development expenditures in the year ended December 31, 2013 or any past years.
5.D Trend information
Our Doran mineral property is prospective for uranium.  There are few producers of uranium in the world in a market that is dominated by senior producers Cameco (Canada), Areva (formerly Cogema, France) Energy Resources (Australia), Denison (Canada) and SXR (South Africa). The market for uranium is a homogeneous, integrated commodities market.
The market is not one that is particularly susceptible to the influence of one or more large suppliers or buyers. The world average grade from producing uranium mines is 0.15 per cent U3O8, with spot uranium prices having risen from a cyclical low of US$7.10 (U.S.) per pound in late 2000 to US$135/lb. on June 11, 2007.  The weekly spot price for U3O8 as at May 26, 2014 was US$28.25/lb.

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
ITEM 6.                          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A Directors and senior management
The following is a list of the current directors and senior officers of the Company, their municipalities of residence, their current position with the Company and their principal occupations:
Name of Director	Age	Principal Occupation

Danielle Beauchamp	62	President and Director
President, Director
Quebec

Fouad Mallouk	35	Director and Secretary
Director and Secretary
Quebec, Canada

James A. Turner	66	Director
Director
Surrey, BC

Name of Officer	Age	Office

Danielle Beauchamp	62	President, Chief Executive Officer
Fouad Mallouk	35	Secretary and Chairman
Fred Schiemann, CPA	55	Chief Financial Officer
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
The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:
Danielle Beauchamp – Director, President and Chief Executive Office

At our annual general meeting in January 2014, Mrs. Beauchamp was appointed as President of our company. Mrs. Danielle Beauchamp is the financial director for JAMIL Investment Inc. since May 2012 and acted as Division Director from 1998 to 2012 and as financial security advisor for Investors Group Financial Services Inc. Mrs. Beauchamp served for 19 years as a Managing Director and a Deputy Director consumer credit in the Corporate and Investment Banking group with the National Bank of Canada from 1979 to 1998. She started in the banking business in January 1974 to April 1977 with the Scotia Bank of Canada in the accounting department and from May 1977 to June 1979 with the Provincial Bank as Credit Manager. During these years, Mrs. Beauchamp was responsible for investment banking coverage for clients in the building products and services areas either for banks or for group financial services.
Fouad Mallouk – Director and Secretary

At our annual general meeting in January 2014, Mr. Mallouk was appointed Director and Secretary. Mr. Mallouk is the president and founder of Phoenix Media 9218-8457 Quebec Inc., a communication, marketing, web design and printing agency from 2001 to current date. At a very young age, Mr. Mallouk was passionate about making a difference. Only one path was clear to him, Entrepreneurship. He started in 1997 in the media and printing industries with VN graphics and printing. Fouad learned quickly the art of the game. Armed with determination and perception, at 19 years of age, Mr. Mallouk started his own marketing and design firm, Phoenix Media. He has been responsible this entire time of management, client recruitment and served as director of creation. His keen ability to bring together an award winning team while juggling major portfolios has lead Mr. Mallouk not only to position his company on a global market, but to be one of the few Canadian marketing and design agencies to go public.

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
Fred Schiemann, Chief Financial Officer
Mr. Schiemann is a Certified Public Accountant in Nevada. He has been involved with many public registrations and structuring of mergers and acquisitions.  Mr. Schiemann received his BS from the University of Illinois, Chicago Circle Campus in 1973 with honors and with a distinction in Accounting. Additionally, he obtained his MBA in Taxation from Golden Gate University, Sacramento campus in 1982.
6.B Compensation
We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended December 31, 2013
Summary Compensation Table
NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION			LONG-TERM COMPENSATION
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		LTIP payouts ($)	All Other Compensation ($)
					Restricted Stock Awards ($)	Securities Underlying Options/ SAR's (#)
James A. Turner, Director	2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Mrs. Beauchamp, Mr. Mallouk and Mr. Schimann were not paid any compensation during the year ended December 31, 2013 and became directors or officers of the Company on January 24, 2014.
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
We do not have an executive committee.
Our audit committee is comprised of Danielle Beauchamp and Fouad Mallouk,. Members of the audit committee oversee our accounting and financial reporting process and the audits of our financial statements. The audit committee also receives and addresses complaints regarding accounting, internal controls, and auditing issues. No complaints have been received by us as of the date hereof. Further, the audit committee provides protection for whistle blowers. Again, no whistle blowing issues have presented themselves to us as of the date hereof. The audit committee functions in a collective manner with respect to all issues that come before it.

6.D Employees
We have no employees other than our officers and directors. When we engage in exploration of our resource properties, we use geological consultants and contract labor to support them.
6.E Share ownership
Our directors and officers own beneficially the following shares as of the date of this annual report:
Name	Number of Shares Owned	Percentage of Outstanding Common Shares[1]
Danielle Beauchamp	Nil	0.0%
Fouad Mallouk	Nil	0.0%
James A. Turner	Nil	0.0%
Fred Schimann	Nil	0.0%

1.	Based on 13,742,223 issued and outstanding shares as of the date of this Report.
The Company Stock Option Plan provides for equity participation in the Company by its directors, officers, employees and consultants through the acquisition of common shares pursuant to the grant of options to purchase common shares. The exercise price for options granted under the Stock Option Plan is determined by the closing trading price on the day immediately preceding the date of grant or such other price as the Directors, in their discretion, may determine. The Company has reserved and authorized 720,000 shares under the Stock Option Plan.  As at December 31, 2013 and the date of this report there are no stock options outstanding.
Options can be exercisable for a term of up to five years, subject to earlier termination in the event of death or the optionee's cessation of services to the Company; and options granted under the stock option plan are non-assignable, except by will or the laws of descent and distribution.
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
As of the date of this annual report, the following persons known to us were the beneficial owner of more than five percent of our outstanding common shares:
Name	Number of Shares Owned	Percentage of Outstanding Common Shares[1]
Danielle Beauchamp	Nil	0.0%
Fouad Mallouk	Nil	0.0%
James A. Turner	Nil	0.0%
1.	Based on 13,742,223 issued and outstanding shares as of the date of this Report.

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
7.B Related party transactions
During the Fiscal Year Ended December 31, 2013

As at December 31, 2013, $1,179 (2012 - $6,126) was owing to a former director and a company controlled by a former director of the Company.   The loan is unsecured, non-interest bearing and due on demand.

As at December 31, 2013, $129,772 (2012 - $nil) was owing to a company controlled by a director of the Company.   The loan is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.  As at December 31, 2013, accrued interest of $177 was included in loans payable.

During the year ended December 31, 2013, the Company incurred $45,000 (2012 - $60,000) in management fees to its directors and officers.  Effective April 1, 2012, the directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish their debt.  In accordance with U.S. GAAP, the Company recorded $42,500 (2012 - $45,000) in management fees as an increase to additional paid-in capital and $2,500 was paid in cash.  The Company also paid $250 to a director which has been included in consulting fees.

During the year ended December 31, 2013, the Company advanced $nil (2012 - $1,001) to a director of the Company for expenses to be incurred.  As at December 31, 2012, this amount was included in prepaid expenses.

The above transactions have been recorded at their exchange amount being the amount of consideration established and agreed to by the related parties.
7.C.  Interests of experts and counsel
Not Applicable
ITEM 8.                          FINANCIAL INFORMATION
8.A Financial Statements and other Financial Information
The following financial statements for the year ended December 31, 2013 with comparatives for December 31, 2012 and December 31, 2011 (except for the balance sheet, which does not include comparative for December 31, 2011), have been audited by an independent auditor, are accompanied by an audit report and are attached and incorporated herein:
(a)	balance sheets;
(b)	statements of operations;
(c)	statements of stockholders' deficit;
(d)	statements of cash flow;
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
Export Sales
We have not had any export sales in our latest financial year ended December 31, 2013 and, as a result, the percentage of export sales for the Company was zero.

Legal Proceedings
Management is not aware of any material proceedings in which any director, any member of management or any of the Company's affiliates are a party adverse to, or have a material interest adverse to, our company.
Dividend Policy
We have not paid dividends on the common shares in any of its last five fiscal years. The directors of our company will determine if and when dividends should be declared and paid in the future based on the Company's financial position at the relevant time. All of the common shares of our company are entitled to an equal share in any dividends declared and paid.
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

i.
On January 24, 2014 at the Company's Annual General and Special Meeting, the Company received shareholder approval to create an unlimited number of Class A Convertible Preferred shares without par value and to approve special rights and restrictions for the existing Common shares and the new preferred shares.

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

1.
Agreement dated March 15, 2005 between Fayz Yacoub and the Company, and amended March 6, 2007 whereby the Company can acquire a 100% interest in the Doran Uranium Property (referenced by way of the Company's 20-F filed with the SEC on July 1, 2005);

2.
Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company's Black Warrior Project (referenced by way of the Company's 20-F filed with the SEC on July 1, 2005);

3.
Assignment Agreement dated October 20, 2005 between the Company and CMKM Diamonds Inc., whereby the Company assumed all of the rights of CMKM, if any, in the Hatchet Lake Property (referenced by way of the Company's 6-K filed with the SEC on November 23, 2005);

4.
Agreement dated October 20, 2005 between the Company and 101047025 Saskatchewan Ltd., whereby the Company may acquire up to 80% interest in the Smeaton/Forte a la Corne properties (referenced by way of the Company's 6-K filed with the SEC on November 25, 2005); and

5.
Agreement dated February 13, 2007 between the Company and Abbastar Uranium Corp. (formerly Abbastar Holding Ltd.) whereby Abbastar may earn up to 70% interest in the Doran uranium prospect in Costebelle Township, Quebec. (referenced by way of the Company's 6-K filed February 14, 2007).

6.	Agreement dated June 17, 2009 between the Company and Infogeo Servicos e Locacoes Ltda,, whereby the Company can earn a 100% interest in the Pires gold project in south central Brazil.

7.
Letter of Intent ("LOI") signed February 18, 2010 with Ansell Capital Corp., ("Ansell") a TSX Venture listed company, pursuant to which Ansell proposes to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the "Arrangement") under the British Columbia Corporations Act.  On July 14, 2010, the Company was notified by Ansell that it would not be proceeding with the LOI.

8.	Property Purchase Agreement dated March 15, 2012 between the Company and with SAL Resources Holding Limited ("SAL") whereby SAL agrees to purchase the Company's interest in the Pires Gold Project.

9.	Property Purchase Agreement dated March 30, 2012 between the Company and with Ansell Capital Corp. ("Ansell") whereby Ansell agrees to sell its interest in the Pires Gold Project.

10.
Loan Agreements dated throughout 2013 between the Company and with JAMIL Investment Corp. ("JAMIL") whereby JAMIL loaned the Company funds totaling of $129,595 for a term of one year bearing interest at 0.5% per annum compounded annually and due on  demand within 15 days written notice.  The loan is unsecured.

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
10.E  Taxation
The following summary is not, and is not to be construed as, tax advice to any particular Shareholder. Each prospective and current Shareholder is urged to obtain independent advice as to the applicable Canadian, U.S. or other tax consequences of an investment in common shares applicable to the Shareholder's particular circumstances.
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
A Shareholder generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Shareholder on a disposition of a Common share unless the Common share constitutes "taxable Canadian property" to the Shareholder for purposes of the Canadian Act and the Shareholder is not eligible for relief pursuant to an applicable bilateral tax treaty. A Common share that is disposed of by a Shareholder will not constitute taxable Canadian property of the Shareholder provided that the Common share is listed on a stock exchange that is prescribed for the purposes of the Canadian Act (the Toronto Stock Exchange is so prescribed), and that neither the Shareholder, nor one or more persons with whom the Shareholder did not deal at arm's length, alone or together at any time in the five years immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Company. In addition, the Treaty generally will exempt a Shareholder who is a resident of the United States for the purposes of the Treaty, and who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the Shareholder on the disposition of a Common share, from such liability provided that the value of the Common share is not derived principally from real property (including resource property) situated in Canada or that the Shareholder does not have, and has not had within the 12-month period preceding the disposition, a "permanent establishment" or "fixed base," as those terms are defined for the purposes of the Treaty, available to the Shareholder in Canada. The Treaty may not be available to a non-resident Shareholder that is a U.S. LLC, which is not subject to tax in the U.S. Any dividend on a Common share, including a stock dividend, paid or credited, or deemed to be paid or credited, by the Company to a Shareholder will be subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a Common share to a Shareholder who is a resident of the United States for the purposes of the Treaty will be reduced to 5% if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company, and in any other case will be reduced to 15%, of the gross amount of the dividend. It is Canada Customs and Revenue Agency's position that the Treaty reductions are not available to a Shareholder that is a "limited liability company" resident in the United States. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to Canada Customs and Revenue Agency for the account of the Shareholder.
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
None.
ITEM 15.                          CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013, pursuant to Rule 13a-15(b) of the Exchange Act.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2013.
Management's Annual Report on Internal Control Over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
As of December 31, 2013, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments.  Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.
The matters involving internal controls and procedures that the Company's management considered to be material weaknesses under COSO and SEC rules were: (1) lack of a functioning audit committee and lack of a majority of independent directors on the Company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by the Company's Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2013 and communicated the matters to our management and board of directors.

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
This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by the Company's registered public accounting firm because our Company is not an accelerated filer or large accelerated filer.
Changes in Internal Control over financial reporting
During the year ended December 31, 2013, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.
ITEM 16.A                          AUDIT COMMITTEE FINANCIAL EXPERT
We do not have an audit committee financial expert serving on our audit committee. Given the Company's small size and limited operations, to date we have been unable to attract a financial expert to serve on our board of directors.
ITEM 16.B                          CODE OF ETHICS
We have a written Code of Ethics, which was filed as an exhibit to our Annual Report on Form 20-F for our fiscal year ended December 31, 2007, and which is incorporated by reference as an exhibit hereto.

ITEM 16.C                          PRINCIPAL ACCOUNTANT FEES AND SERVICES
(a)           Audit Fees
The aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's principal accountant(s) for the audit of the Company's annual financial statements, together with services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements were $10,000 for the year ended December 31, 2013 and $12,000 for the year ended December 31, 2012.
(b)           Audit-Related Fees
The aggregate fees billed for each of the last two fiscal years for assurance and related services by the principal accountant that were reasonably related to the performance of the audit or review of the Company's financial statements but are not reported under paragraph (a) of this Item were $Nil for the year ended December 31, 2013 and $Nil for year December 31, 2012.
 (c)           Tax Fees
The aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning and tax return preparation were $Nil for the year ended December 31, 2013 and $Nil for the year ended December 31, 2012.
(d)            All Other Fees
The aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than services disclosed in paragraphs (a) through (c) of this Item were $Nil for the year ended December 31, 2013 and $Nil for the year ended December 31, 2012.
ITEM 16.D                          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
The disclosure required under Exchange Act Rule 10A-3(d) is not applicable to our company.
ITEM 16.E                          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
No purchase was made by or on behalf of our Company or any "affiliated purchaser" of any of our equity securities within the past two years.
ITEM 16.F                          CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
Not Applicable.
ITEM 16.G                          CORPORATE GOVERNANCE
Not Applicable.
ITEM 16.H                          MINE SAFETY DISCLOSURE
Not applicable because we were not the operator of any mines during our fiscal year ended December 31, 2013.
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
4.5
Agreement dated April 21, 2005 between the Company and Star Uranium Corp. (formerly known as United Carina Resources Corp.) whereby Star may acquire up to a 10% interest in the Company's Black Warrior Project (2)

4.6	Agreement dated April 21, 2005 between the Company and CMKM Diamonds, Inc. whereby CMKM may acquire up to a 10% interest in the Company's Black Warrior Project (2)
4.7	Agreement between the Company and Star Uranium dated October 21, 2005 whereby the Company may acquire a 50% interest in the Hatchet Lake (3)
4.8	Assignment Agreement between the Company and CMKM Diamonds Inc. whereby the Company may acquire any and all interest of CMKM Diamonds Inc.'s interest in the Hatchet Lake Property (3)
4.9	Agreement between the Company and 101047025 Saskatchewan Ltd. whereby the Company may acquire an 80% interest in the Smeaton Property (4)
4.10	Agreement between the Company and Goodsprings Development Corp. whereby Goodsprings extended the terms of the Company's June 1, 2006 property payment as four quarterly payments (5)
4.11	Entourage-101047025 Saskatchewan Ltd. claim file for the Smeaton Property (5)
4.12	Smeaton Property location map with legend (5)
4.13	Hatchet Lake Property map with legend (5)
4.14	Revised Smeaton claim file (6)
4.15	Entourage-Abbastar Uranium Option Agreement Dated February 13, 2007 (7)
4.16	Mineral Option Agreement with Infogeo Locaçeos Ltda. (8)
11.1	Entourage Mining Company Ethics Policy (7)
12.1	Certification of Principal Executive Officer *
12.2	Certification of Principal Financial Officer *
13.1	Certification pursuant to 18 U.S.C. Section 1350 *
*Included as an exhibit hereto.
(1)	Incorporated by reference from our Registration Statement on Form 20-F filed with the SEC on June 6, 2003.
(2)	Incorporated by reference from our 20-F filed with the SEC on July 1, 2005.
(3)	Incorporated by reference from the Company's 6-K filed with the SEC on November 23, 2005.
(4)	Incorporated by reference from the Company's 6-K filed with the SEC on November 25, 2005.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on July 3, 2006.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on June 29, 2007.
(7)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on June 30, 2008.
(8)	Incorporated by reference from our Annual Report on Form 20-F filed with the SEC on May 3, 2010.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

DECEMBER 31, 2013
(Stated in Canadian Dollars)

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of Entourage Mining Ltd.

We have audited the balance sheets of Entourage Mining Ltd. (an exploration stage company) as at December 31, 2013 and 2012 and the related statements of operations, stockholders' deficit and cash flows for the years ended December 31, 2013 and 2012 and the period from June 16, 1995 (inception) through December 31, 2013.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Entourage Mining Ltd. at December 31, 2013 and 2012 and the results of its operations and its cash flows for the years ended December 31, 2013 and 2012 and the period from June 16, 1995 (inception) through December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated.  The Company requires additional funds to meet its obligations and the costs of its operations.  These factors raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans in this regard are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
May 26, 2014

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
BALANCE SHEETS
(Stated in Canadian Dollars)

	DECEMBER 31,
	2013		2012
	$		$
ASSETS

Current
Cash		12,948		1,764
Prepaid expenses		4,935		2,085
Other receivable		361		1,295
		18,244		5,144
Equipment, net of depreciation (Note 3)		-		671

		18,244		5,815

LIABILITIES

Current
Accounts payable		34,752		178,158
Accrued liabilities		22,441		18,500
Loans payable (Note 5)		-		43,600
Due to related parties (Note 7)		130,951		6,126
		188,144		246,384

STOCKHOLDERS' DEFICIT

Capital Stock (Note 6)
Authorized:
Unlimited common voting shares without par value
Issued:
13,742,223 common shares (2012 – 13,742,223)		13,490,513		13,490,513
Additional paid in capital		3,351,366		3,308,866
Deficit accumulated during the exploration stage		(17,011,779)		(17,039,948)
		(169,900)		(240,569)

		18,244		5,815

CONTINGENCIES AND COMMITMENTS (Notes 1 and 4)
SUBSEQUENT EVENTS (Note 11)
Approved by the Board of Directors:

"Danielle Beauchamp"	"Fouad Mallouk"

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	YEARS ENDED DECEMBER 31,				June 16, 1995 (inception) to
	2013		2012		December 31, 2013
	$		$		$
Expenses
Depreciation		79		212	7,252
Consulting (Note 7)		11,750		-	284,700
Consulting – stock based compensation		-		-	2,926,980
Financing fee – stock based compensation		-		-	90,096
Interest and bank charges		4,207		3,514	32,564
Management fees (Note 7)		45,000		60,000	1,260,654
Mineral property costs (recovery) (Note 4)		-		(70,169)	11,324,777
Office and sundry		40,302		33,474	666,156
Professional fees		37,606		41,872	696,789
Travel and promotion		712		3,251	310,763

Loss Before Other Items		(139,656)		(72,154)	(17,600,731)

Fair value adjustment of derivative liabilities		-		1,115	333,965
Gain on debt settlement		168,417		20,000	188,417
Loss on disposal of assets (Note 3)		(592)		-	(592)

Net Income (Loss) Before Income Taxes		28,169		(51,039)	(17,078,941)

Deferred income tax recovery		-		-	67,162

Net Income (Loss) and Comprehensive Income (Loss)		28,169		(51,039)	(17,011,779)

Net Income (Loss) Per Share
Basic and Diluted		$0.00		$(0.00)

Weighted Average Common Shares Outstanding
Basic		13,742,223		12,791,921

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIT
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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENTS OF STOCKHOLDERS' DEFICIT
(Stated in Canadian Dollars)

						DEFICIT
						ACCUMULATED
	NUMBER			OBLIGATION	ADDITIONAL	DURING
	OF			TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT		SHARES	CAPITAL	STAGE	TOTAL
		$		$	$	$	$

December 31, 2004 – shares issued for cash at $1.80 per share inclusive of 13,250 shares as finders' fees	294,800		510,876	-	-	-		510,876
August 24, 2004 – shares issued for mineral property database at $3.90 per share	15,000		58,788	-	-	-		58,788
September 24, 2004 – shares returned on cancellation of escrow	(375,000)		(7,500)	-	7,500	-		-
Stock based compensation	-		-	-	421,000	-		421,000
Loss for the year	-		-	-	-	(956,446)		(956,466)
Balance, December 31, 2004	1,627,351		1,431,053	-	629,171	(1,914,932)		145,292
January 6, 2005, refund for overpayment in 2004 private placement	-		(3,000)	-	-	-		(3,000)
March 21, 2005, shares issued for property acquisition a US $3.00 per share	12,500		45,604	-	-	-		45,604
September 22, 2005, flow-through shares Issued at $2.00 per share	29,500		59,000	-	-	-		59,000
September, 2005, deferred tax recovery on 29,500 flow-through shares	-		(20,119)		-	-		(20,119)
September 22, 2005, units issued at US $1.50 per unit	55,000		97,152	-	-	-		97,152
October 7, 2005, units issued at US $1.10 per unit	127,500		165,154	-	-	-		165,154
October-December 2005, shares issued on exercise of stock options at US $1.50 per share	25,000		44,147	-	-	-		44,147
October 2005, shares issued on exercise of warrants at $3.00 per share	5,000		15,000	-	-	-		15,000

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENTS OF STOCKHOLDERS' DEFICIT
(Stated in Canadian Dollars)

						DEFICIT
						ACCUMULATED
	NUMBER			OBLIGATION	ADDITIONAL	DURING
	OF			TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT		SHARES	CAPITAL	STAGE	TOTAL
		$		$	$	$	$

November 17, 2005, units issued at US $1.50 per share inclusive of 20,000 shares finders' fees	553,334		944,800	-	-	-		944,800
Stock based compensation	-		-	-	163,400	-		163,400
Forgiveness of amounts due to related party	-		-	-	102,327	-		102,327
Obligation to issue shares	-		-	8,638,667		-		8,638,667
Loss for the year			-	-	-	(10,068,841)		(10,068,841)
Balance, December 31, 2005	2,435,185		2,778,791	8,638,667	894,898	(11,983,773)		328,583
January 3, 2006, shares issued for property acquisition at a market price of US $1.50 per share	4,888,889		8,638,667	(8,638,667)	-	-		-
January - August 2006, shares issued on exercise of stock options at US $1.50 per share	41,000		69,317	-	-	-		69,317
February 2006, shares issued on exercise of warrants at $3.00 per share	74,450		223,350	-	-	-		223,350
March 7, 2006, shares issued for property acquisition at US $3.60 per share	12,500		51,772	-	-	-		51,772
May 24, 2006, shares issued for flow-through private placement at US $2.50 per share	34,000		93,585	-	-	-		93,585
August - November 2006, shares issued on exercise of warrants at US $2.50 per share	95,500		269,149	-	-	-		269,149
December 2006, shares issued for flow- through private placement at $2.30 per share	20,000		46,000	-	-	-		46,000
Stock based compensation	-		-	-	2,027,384	-		2,027,384
Deferred tax recovery on 54,000 flow-through shares	-		(44,667)		-	-		(44,667)
Loss for the year	-		-	-	-	(2,973,161)		(2,973,161)
Balance, December 31, 2006	7,601,524		12,125,964	-	2,922,282	(14,956,934)		91,312

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENTS OF STOCKHOLDERS' DEFICIT
(Stated in Canadian Dollars)

						DEFICIT
						ACCUMULATED
	NUMBER			OBLIGATION	ADDITIONAL	DURING
	OF			TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT		SHARES	CAPITAL	STAGE	TOTAL
		$		$	$	$	$

Balance, December 31, 2006, carried forward	7,601,524		12,125,964	-	2,922,282	(14,956,934)		91,312
March 12, 2007, shares issued for property option payment at market price of US$3.00 per share	50,000		175,530	-	-	-		175,530
March 27, 2007, shares issued for options exercise at US$1.50 per share	5,000		8,760	-	-	-		8,760
March 31, 2007, shares issued for private placement at US$1.50 per share net of finder's fee of $4,537	26,669		41,647	-	-	-		41,647
Stock based compensation	-		-	-	113,074	-		113,074
April 3, 2007, shares issued for options exercise at US$1.50 per share	5,000		8,507	-	-	-		8,507
June 18, 2007, shares issued for debt at US$2.00 per share	10,000		23,306	-	-	-		23,306
Loss for the year	-		-	-	-	(598,783)		(598,783)
Balance, December 31, 2007	7,698,193		12,383,714	-	3,035,356	(15,555,717)		(136,647)
Loss for the year	-		-	-	-	(414,840)		(414,840)
Balance, December 31, 2008	7,698,193		12,383,714	-	3,035,356	(15,970,557)		(551,487)
Subscriptions received	-		-	26,375	-	-		26,375
June 22, 2009, shares issued for private placement at US$0.15 per share	4,037,500		683,057	-	-	-		683,057
Transfer derivative liability for warrants granted in the year	-		(339,311)	-	-	-		(339,311)
Warrants exercise at US$0.20 per share during the year	353,000		74,692	-	-	-		74,692
Transfer derivative liability for warrants exercised in the year	-		59,689	-	-	-		59,689
July 24, 2009, shares returned to treasury in exchange for US$85,000 cash payment	(4,500,000)		(95,753)	-	-	-		(95,753)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENTS OF STOCKHOLDERS' DEFICIT
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

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENTS OF STOCKHOLDERS' DEFICIT
(Stated in Canadian Dollars)

						DEFICIT
						ACCUMULATED
	NUMBER			OBLIGATION	ADDITIONAL	DURING
	OF			TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT		SHARES	CAPITAL	STAGE	TOTAL
		$		$	$	$	$

Balance, December 31, 2011, carried forward	10,368,103		13,321,807	-	3,263,866	(16,988,909)		(403,236)
April 13, 2012, units issued for private placement at $0.05 per share	3,074,120		153,706	-	-	-		153,706
April 20, 2012, shares issued for property at $0.05 per share	300,000		15,000	-	-	-		15,000
Recognition of 9 months management fees $5,000/month	-		-	-	45,000	-		45,000
Loss for the year	-		-	-	-	(51,039)		(51,039)
Balance, December 31, 2012	13,742,223		13,490,513	-	3,308,866	(17,039,948)		(240,569)
Recognition of 6 months management fees $5,000/month	-		-	-	30,000	-		30,000
Recognition of 5 months management fees $2,500/month	-		-	-	12,500	-		12,500
Net income for the year	-		-	-	-	28,169		28,169
Balance, December 31, 2013	13,742,223		13,490,513	-	3,351,366	(17,011,779)		(169,900)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED DECEMBER 31, 2013				June 16, 1995 (inception) to
	2013		2012		December 31, 2013
	$		$		$
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)		28,169		(51,039)	(17,011,779)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation		79		212	7,252
Stock based compensation		-		-	3,017,076
Shares issued for mineral property acquisition		-		15,000	9,184,881
Shares issued for debt		-		-	23,306
Non-cash management fees		42,500		45,000	87,500
Deferred tax recovery		-		-	(67,162)
Fair value adjustment of derivative liabilities		-		(1,115)	(333,965)
Gain on debt settlement		(168,417)		(20,000)	(186,917)
Loss on disposal of assets		592		-	592
Changes in non-cash operating working capital items:
Prepaid expenses		(2,850)		(1,001)	(4,935)
Other receivable		934		(630)	(361)
Accounts payable and accrued liabilities		(14,649)		21,463	203,188
Due to related parties		177		-	177
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(113,465)		7,890	(5,083,826)

CASH FLOWS USED IN INVESTING ACTIVITIES
Legal settlement		-		-	(95,753)
Equipment		-		-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES		-		-	(103,598)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan payable		-		(38,465)	43,600
Due to related parties		124,649		(122,645)	433,773
Net proceeds on sale of common stock		-		153,706	4,722,999
NET CASH FLOWS FROM FINANCING ACTIVITIES		124,649		(7,404)	5,200,372

INCREASE IN CASH		11,184		486	12,948
CASH, BEGINNING OF YEAR		1,764		1,278	-

CASH, END OF YEAR		12,948		1,764	12,948
SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING
AND FINANCING ACTIVITIES (Note 9)

The accompanying notes are an integral part of these financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Stated in Canadian Dollars)

1.	ORGANIZATION AND BASIS OF PRESENTATION

Organization
The Company was incorporated in the Province of British Columbia, Canada on June 16, 1995.  The Company is in the business of mineral exploration. The address of the Company's corporate office and principal place of business is Suite 614 – 475 Howe Street, Vancouver, British Columbia, V6C 2B3.  The Company's shares are publicly traded on the Over-The-Counter Bulletin Board in the United States. The Company is a reporting issuer in both the United States and in British Columbia.

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

Going Concern Uncertainty
The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  This contemplates that assets will be realized and liabilities and commitments satisfied in the normal course of business.  The Company has accumulated a net loss of $17,011,779 since its inception. There is a working capital deficiency of $169,900 and the Company has no sources of operating revenue.  The continuance of the Company is dependent upon its ability to obtain additional financing as needed to pursue new business opportunities and ultimately upon generating profitable operations from its mineral property exploration and development activities.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management has plans to seek additional capital through private placements of its common stock and loans from related parties to fund expenditures for the next year.  Although there are no assurances that management's plans will be realized, management believes that the Company will be able to continue operations in the future.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company's functional and reporting currency is the Canadian dollar.  The significant accounting policies are summarized below:

a)	Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.  As at December 31, 2013 and 2012 the Company has only cash on deposit.

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
DECEMBER 31, 2013
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

d)	Equipment

Equipment is stated at cost less accumulated depreciation.  Depreciation is calculated using the declining balance method as follows:

Office furniture	20% on declining balance basis
Computer equipment	30% on declining balance basis

f)	Foreign Currency Translation

The functional currency of the Company is the Canadian dollar and these financial statements are presented in Canadian dollars unless otherwise noted.  Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates in effect at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenues and expenses are translated at average rates of exchange during the year.  Exchange gains and losses arising on foreign currency translation are included in the determination of operating results for the year.

g)	Risk Management

Foreign Exchange Risk
The Company is subject to foreign exchange risk for purchases denominated in foreign currencies.  The Company operates primarily in Canada and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates and the United States Dollar.  Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar.

Credit risk
The risk in cash accounts is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.  As at December 31, 2013, the Company does not have significant concentrations of credit exposure.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

g)	Financial Instruments and Risk Management (continued)

Interest rate risk
The Company has no significant exposure to interest rate fluctuation risk.

h)    Income Taxes

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis together with information on operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be reversed or settled.  Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date.  Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance.  A valuation allowance is applied when, in management's view, it is more likely than not that such deferred tax will not be utilized.

In the event that an uncertain tax position exists in which the Company could incur income taxes, penalties or interest, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities.  Reserves for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable.  As of December 31, 2013, the Company does not believe it has any uncertain tax positions that would result in the Company incurring a liability to tax authorities.

i)    Stock Based Compensation

The Company has a stock-based compensation plan which is described more fully in Note 6. The Company measures the compensation cost of stock options and other stock-based awards to officers, directors and consultants at fair value at the grant date and recognizes compensation expense over the requisite service period for awards expected to vest.

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments, are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:
(1)  The date at which a commitment for performance by the counter party to earn the equity instruments is         established; or
(2)  The date at which the counter party's performance is complete.

j)    Comprehensive Income (Loss)

ASC 220, Comprehensive Income establishes standards for the reporting and display of comprehensive income or loss and its components in the financial statements. As at December 31, 2013 and 2012, the Company has no items that represent a comprehensive loss and has not included a schedule of comprehensive loss in these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

k)    Basic and Diluted Income (Loss) per Share

Basic net income (loss) per share is computed by dividing the net income (loss) attributable to the common stockholders by the weighted average number of shares of common stock outstanding during the reporting period.  Diluted net income per common share includes the dilution that could occur upon the exercise of options and warrants to acquire common stock, computed using the treasury stock method which assumes that the increase in the number of shares is reduced by the number of shares that the Company could have repurchased with the proceeds from the exercise of options and warrants (which are assumed to have been made at the average market price of the common shares during the reporting period).

Common stock equivalents from stock options and warrants were excluded from the calculation of net loss per share for December 31, 2012 as their effect is anti-dilutive.

l)    Recently Adopted Accounting Policies

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial statements.

3.	EQUIPMENT

	December 31, 2013						December 31, 2012
	Cost		Accumulated depreciation		Net Book Value		Cost		Accumulated depreciation		Net Book Value
	$		$		$		$		$		$
Office furniture		-		-		-		2,812		2,388		424
Computer equipment		-		-		-		5,033		4,786		247
		-		-		-		7,845		7,174		671

During the year ended December 31, 2013, the Company disposed of its office furniture and computer equipment for a loss of $592.

4.	MINERAL EXPLORATION PROPERTIES

(a)	The Pires Gold Project, Brazil

On June 17, 2009, and as amended on November 13, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes ("Infogeo"), a private arms length Brazilian company, whereby the Company received an option to acquire up to a 100% interest in the Pires Gold Project ("Pires" or the "Pires Property"), pursuant to the following terms:

To earn a 40% interest in the property (First Milestone), in year one:

(i)	pay to the optionor (or its nominee) US $50,000 as follows:
(A) US $25,000 within seven days of the execution of this agreement (paid), and
(B) US $25,000 within 45 days of the execution of this agreement (paid); and
(ii)	expend not less than US $300,000 (the "First Target") in exploration expenditures onthe property on or before May 31, 2010 (incurred).

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Stated in Canadian Dollars)

4.    MINERAL PROPERTY INTERESTS (continued)

(a)	The Pires Gold Project, Brazil (continued)

To earn an additional 20% (60 % total) interest in the property (Second Milestone), in year two:

(i)	paying US $100,000 to the optionor (or its nominee) on or before January 16, 2010 (paid), and
(ii)	expend not less than US $300,000 (less the amount by whichany exploration expenditures pursuant to item (ii) of the First Milestoneexceeded the First Target) (the "Second Target") in exploration expenditures on the property before January 16, 2011.

To earn an additional 15% (75% Total) interest in the property option (Third Milestone), in year three:

(i)	issue to the Optionor 100,000 common shares of the Company on or before January 16, 2011(issued), and
(ii)	expend up to US $1,000,000 to complete and submit a final report by January 16, 2012.

Option to Purchase 25% (100% total) (Upon completion of the Third Milestone)

Purchase up to 20% of the interest in the property, by paying the Optionor US $1,000,000 for each 5% incremental interest in the Property, and US $2,000,000 for the remaining 5% interest.

Pursuant to an amendment on November 13, 2009, the Company agreed to issue a total of 300,000 common shares (150,000 issued prior to December 31, 2009 and 150,000 issued prior to December 31, 2010) common shares of the Company in return for extension of the Year 1 exploration expenditures requirement.  The Company recorded $62,260 for 150,000 shares issued during the year ended December 31, 2009 in capital stock and $62,260 for the remaining 150,000 shares as an obligation to issue shares as at December 31, 2009, and the shares were issued during the year ended December 31, 2010.

The Company incurred the expenditures required and as a result, as of December 31, 2010, had earned a 40% interest in the Pires Property.

On February 18, 2010, the Company signed a Letter of Intent ("LOI") with Ansell Capital Corp., ("Ansell") a TSX Venture listed company, pursuant to which Ansell proposed to acquire all of the outstanding and issued shares of the Company through a plan of arrangement (the "Plan of Arrangement") under the British Columbia Corporations Act.  The terms of the Arrangement will provide for a one to one common share, option and warrant swap between Ansell and the Company's shareholders.

Pursuant to the terms of the LOI, Ansell agreed to: (a) incur no less than US $200,000 (incurred) to be jointly administered by Ansell and the Company, which funds to be spent on qualifying expenditures to satisfy the Company's work commitments in respect of the Pires Property work commitment; and (b) advance the Company $75,000 (received) to pay certain agreed payables prior to the execution of the definitive agreement for a 25% interest in Entourage's First Milestone of the Pires Gold project.   The Company recorded the $75,000 payment received in 2010 as a reduction of mineral property costs.  The Company has the right to re-purchase the 25% interest by paying back all advances by Ansell for a period of 12 months after termination of the LOI.   On July 14, 2010 the Company was notified by Ansell that it would not be proceeding with the Plan of Arrangement.

On March 14, 2012, the Company agreed to sell the Company's interest in the Pires Gold Project to a third party for $100,480 (US $100,000) payable in two tranches, the first on signing (received) and the second no later than June 30, 2012 (received).  On March 30, 2012, the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 (US $10,000) cash (payable) and the issuance of 300,000 shares from treasury (issued) at a fair value of $0.05 per common share.  As a result, the Company recorded a net recovery of $70,169, net of other costs of $5,311 during the year ended December 31, 2012.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013
(Stated in Canadian Dollars)

4.    MINERAL PROPERTY INTERESTS (continued)

 (b)                          Doran Property, Quebec

i)	By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the "Doran Property") in exchange for cash payments of $220,000, the issuance of 75,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 (paid) and 25,000 common shares on or before March 15, 2007 (issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. ("Abbastar") – Note 4b iii); and
d.
$75,000 (paid by Abbastar – Note 4b iii) and 25,000 common shares on or before March 15, 2008 (issued); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar – Note 4b iii).

All the above terms have been met and the Company earned 100% interest in the property subject to Abbastar's interest (Note 4b iii).  The Company has allowed certain claims to lapse, and at December 31, 2013 holds a total of 3 claims totaling approximately 165 hectares.

ii)	The property interest is subject to a 2.5% Net Smelter Return (NSR). The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

iii)	On February 13, 2007 the Company entered into an option agreement (the "Option") with Abbastar, a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 (received) Abbastat incurring exploration expenditures of $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the NSR on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

a.	20% interest by spending $500,000 in exploration costs on or before February 13, 2008 (incurred);
b.	15% additional interest by expending an additional $1,000,000 on or before February 13, 2009 (incurred);
c.	15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
d.	20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of December 31, 2013, Abbastar had earned a 35% interest in the Doran property but has allowed the balance of their option to expire.

5.	LOANS PAYABLE

During the year ended December 31, 2013, the Company settled arm's length third party loans of $47,448 for $17,000 in cash.  The loans settled included $3,685 in accrued interest.  The loan balance at December 31, 2012 was $43,600.

6.	CAPITAL STOCK

a)	Issued Shares

There were no shares issuances during the year ended December 31, 2013.

Pursuant to a non-brokered private placement, the Company issued at total of 3,074,120 Units on April 13, 2012 for total proceeds of $153,706 at $0.05 per unit.  Each unit consisted of one common share of the Company and one half share purchase warrant. Each whole warrant is exercisable at a price of $0.15 per share for a period of two years.

On March 30, 2012, the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash and the issuance of 300,000 shares from treasury.  The shares have been issued at a fair value of $0.05 per common share (Note 4).

b)	Stock Options

In February 2004, the Company implemented a Stock Option Plan ("SOP") for its officers, directors and consultants to allow for up to 160,000 share purchase options to be granted at US $2.50 per share, for a period not to exceed five years.  In November 2004, the SOP was amended to provide for the issuance of up to 220,000 incentive stock options to directors, officers, employees and non-investor relations consultants. During January 2006, the Company increased the stock option plan from 220,000 shares to 720,000 shares.

There were no options issued and outstanding during the years ended December 31, 2013 and 2012.

c)	Warrants

On April 13, 2012, pursuant to a private placement, 1,537,060 warrants at an exercise price of $0.15 with a term of two years were issued.

Activity in warrants is summarized as follows:

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life
Balance, December 31, 2011	1,613,162	US $0.25	0.07
Issued	1,537,060	$0.15	2.00
Exercised	-	-	-
Expired	(1,613,162)	US $0.25	-
Balance, December 31, 2012 and 2013	1,537,060	$0.15	0.28

7.    RELATED PARTY TRANSACTIONS

As at  December 31, 2013,  $1,179 (2012 - $6,126) was owing to a former director and a company controlled by a former director of the Company.   The loan is unsecured, non-interest bearing and due on demand.

As at December 31, 2013, $129,772 (2012 - $nil) was owing to a company controlled by a director of the Company.   The loan is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.  As at December 31, 2013, accrued interest of $177 was included in loans payable.

During the year ended December 31, 2013, the Company incurred $45,000 (2012 - $60,000) in management fees to its directors and officers.  Effective April 1, 2012, the directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish their debt.  In accordance with U.S. GAAP, the Company recorded $42,500 (2012 - $45,000) in management fees as an increase to additional paid-in capital and $2,500 was paid in cash.  The Company also paid $250 to a director which has been included in consulting fees.

During the year ended December 31, 2013, the Company advanced $nil (2012 - $1,001) to a director of the Company for expenses to be incurred.  As at December 31, 2012, this amount was included in prepaid expenses.

The above transactions have been recorded at their exchange amount being the amount of consideration established and agreed to by the related parties.

8.    INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company's loss before income taxes. The components of these differences are as follows:
	2013		2012
	$		$
Income (loss) before income tax		28,169		(51,039)
Combined statutory rate		25%		25%
Expected income tax expense (recovery)		7,000		(12,500)

Increase (decrease) resulting from:
Temporary difference		2,000
Permanent differences and other		9,000		11,000
Change in valuation allowance		(18,000)		1,500
Future income tax provision (recovery)		-		-

The Company's tax-effected deferred income tax assets are estimated as follows:

	2013		2012
	$		$
Mineral properties tax basis in excess of carrying value		2,631,000		2,631,000
Non-capital losses available		498,000		513,000
Other		-		2,000
Potential deferred income tax assets		3,129,000		3,147,000
Less: valuation allowance		(3,129,000)		(3,147,000)
Net Deferred Income Tax Asset		-		-

8.    INCOME TAXES (continued)

As the criteria for recognizing deferred income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has approximately $1,990,000 (2012 - $2,037,000) of non-capital losses which can be applied to reduce future taxable income, expiring as follows:

Year of Expiry	Amount
	$
2014		150,000
2015		212,000
2026		336,000
2027		429,000
2028		422,000
2029		-
2030		217,000
2031		146,000
2032		78,000
		1,990,000

The Company has certain resource related deductions and other losses of approximately $10,524,000 (2012 - $10,524,000) which may be available to be offset future taxable income in Canada.  The realization of these tax balances in future years if available will be recorded as an adjustment to the valuation allowance and corporate tax provision in the period realized.

9.	SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

	Year ended December 31, 2013		Year ended December 31, 2012
Cash paid during the year for:	$		$
Interest		12,883		500

During the year ended December 31, 2013, there were no non-cash transactions,

During the year ended December 31, 2012, the Company issued 300,000 shares with a fair value of $15,000 pursuant to the Mineral Property acquisition agreement on the Pires Gold Project for the 10% interest earned by Ansell Capital (Note 4).

10.                                                                                                                    FINANCIAL INSTRUMENTS

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

The carrying values and fair values of the Company's financial instruments are as follows:

		DECEMBER 31, 2013		DECEMBER 31, 2012
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$12,948	$12,948	$1,764	$1,764
Other receivable	3	361	361	1,295	1,295
		$13,309	$13,309	$3,056	$3,056
Financial liabilities
Accounts payable	3	$34,752	$34,752	$178,158	$178,158
Loans payable	3	-		43,600	43,600
Due to related parties	3	130,951	130,951	6,126	6,126
		$165,703--	$165,703--	$227,884--	$227,884--

11.                                                                                                                    SUBSEQUENT EVENTS

Subsequent to year end all of the outstanding warrants expired unexercised.

Subsequent events were reviewed to the date the financial statements were issued.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

MANAGEMENT DISCUSSION AND ANALYSIS

For The Year Ended December 31, 2013

(Stated in Canadian Dollars)

This Management Discussion and Analysis of Entourage Mining Ltd. (the "Company") provides analysis of the Company's financial results for the year ended December 31, 2013.  The following information should be read in conjunction with the accompanying audited financial statements and related notes.

1.1	Date of Report

The following Management Discussion and Analysis ("MD&A") for Entourage Mining Ltd. ("Entourage" or the "Company") is prepared as of May 30, 2014 and should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2013.  Except as noted, all dollar amounts contained in this management discussion and analysis and in the audited financial statements are in Canadian dollars.

Forward-Looking Statements

This MD&A contains certain information that may be deemed "forward-looking information". All information in this MD&A, other than information of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking information. Forward looking information is information that is not historical fact and is generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking information, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. The Company believes the expectations expressed in such forward-looking information are based on reasonable assumptions, limited to a period for which the information can be reasonably estimated and pursuant to the accounting policies.  Such information is not a guarantee of future performance and actual results may differ materially from those in the forward-looking information.  Forward-looking information is based upon current metal prices, availability of financing and general market conditions.  Factors that could cause the actual results to differ materially from those in forward-looking information include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such information is not a guarantee of future performance and actual results or developments may differ materially from those projected in the forward-looking information.

Management's Responsibility for Financial Statements

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

Management maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

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

The Company's shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-The-Counter Bulletin Board in the United States.  The Company is a reporting issuer in both the United States and in British Columbia.
We are a natural resource company engaged in the acquisition and exploration of natural resource properties.  We commenced operations in 1996 and acquired:

•
An unencumbered 65% interest in 47 prospective uranium claim blocks in Costebelle Township known as the Doran property in eastern Quebec, the Company has allowed certain claims to lapse and at December 31, 2012 held a total of 18 claims.  During the year ended December 31, 2013, a further 15 claims have lapsed to leave 3 claims totaling approximately 165 hectares in good standing.

We also intend to seek and acquire additional properties worthy of exploration and development.   The Company is reviewing and evaluating several new projects unrelated to the mining industry it had previously focused on.  The Company is currently in negotiations to acquire Phoenix Media, a graphic design, web development, communication and marketing agency (http://phoenix-m.com/).

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

On January 24, 2014, at the Company's special and annual general meeting the following resolutions were approved by shareholders by ordinary resolution were:

1.	Authorizing an unlimited number of Class A Preferred shares without par value and to approve special rights and restrictions for the existing Common shares and the new Preferred shares;

2.	The Notice of Articles of the Company to be amended to reflect the amendment to the authorized share structure approved above;

It was also resolved by Special Resolution that the company will apply to the British Columbia Registrar of Companies pursuant to section 308 of the Business Corporations Act for authorization to continue out of British Columbia and into the jurisdiction of the State of Nevada in accordance with this section. This resolution was approved.

The second special resolution that was approved was to change the authorized share Structure post conversion to an unlimited number of Class A Preferred Shares with par value to 500,000,000 Common Shares with a par value of $.001 and 500,000,000 Preferred shares with a par value of $.001.
Highlights:

During the year ended December 31, 2013, the Company:

-	received $124,649 from a related party to settle outstanding debts and for working capital purposes.
-	recorded a gain on settlement of debt in the amount of $168,417 for the year ended December 31, 2013.

Subsequent to December 31, 2013, at the Company's special and annual general meeting held January 24, 2014, the following resolutions were approved by shareholders by ordinary resolution:

1.	Authorizing an unlimited number of Class A Preferred shares without par value and to approve special rights and restrictions for the existing Common shares and the new Preferred shares;

2.	The Notice of Articles of the Company to be amended to reflect the amendment to the authorized share structure approved above.

It was also resolved by Special Resolution that the company will apply to the British Columbia Registrar of Companies pursuant to section 308 of the Business Corporations Act for authorization to continue out of British Columbia and into the jurisdiction of the State of Nevada in accordance with this section. This resolution was approved.
We also announced that it intends to seek and acquire other business enterprises worthy of development.  The Company is reviewing and evaluating several new projects unrelated to the mining industry it had previously focused on.  The Company is currently in negotiations to acquire Phoenix Media, a graphic design, web development, communication and marketing agency (http://phoenix-m.com/).

The audited financial statements have been prepared assuming the Company will continue on a going-concern basis.  The ability of the Company to continue as a going-concern depends upon its ability to raise adequate financing and to develop profitable operations to continue.  Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, and other business and financial transactions which would assure continuation of the Company's operations and exploration programs.  The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the audited financial statements.

Mineral Projects

The Doran Uranium Prospect (Quebec)
Doran Uranium Property Description
The Doran Uranium property consisted of 47-contiguous mineral claims (polygons) covering approximately 2,473 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. During the year ended December 31, 2012, the Company has allowed certain claims to lapse and at year end held a total of 18 claims.  During the year ended December 31, 2013, a further 15 claims have lapsed to leave 3 claims totaling approximately 165 hectares in good standing.
The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometres west of Aguanish, approximately 109 kilometres east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometres to the north.  Locally this area is known as "Moyenne Cote Nord" or middle coast north of the St. Lawrence Seaway.
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
Doran Uranium Property Agreements
By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec (the "Doran Property") in exchange for cash payments of $220,000, the issuance of 75,000 common shares and expenditures of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 12,500 common shares within ten business days of the date of approval of the agreement (paid and issued);
b.	$35,000 and 12,500 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);
c.	$75,000 and 25,000 common shares on or before March 15, 2007 (paid and issued); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. ("Abbastar") – see below); and
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

On February 13, 2007, the Company entered into an option agreement (the "Option") with Abbastar Holdings Inc. ("Abbastar"), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 (received) to the Company and spending $5,000,000 on the Doran Property over 4 years (the Company retains the right to purchase the NSR on the Doran Property).  The TSX Venture Exchange approved this transaction on May 30, 2007.  The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

- 20% interest by spending $500,000 on or before February 13, 2008 (incurred);
- 15% additional interest by expending an additional $1,000,000 on or before February 13,  2009 (incurred);
- 15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
- 20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

As of December 31, 2013, Abbastar had earned a 35% interest in the Doran property, but has allowed the balance of their option to expire.

Competitive factors in the market for mineral resources

The Company is prospecting for uranium in Quebec.  It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world's oil producing regions continue.  In 2010, the annual sales volume of U3O8 reached 42.8 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

Applicable Regulations and Permits

On March 28th, 2012, Québec Environment minister Yves-François Blanchet announced that the Bureau d'audiences publiques sur l'environnement (BAPE) will hold public hearings on the uranium sector in Québec. These hearings are scheduled for the Fall of 2013 and will focus on the environmental and social impacts of exploration and mining of uranium in Québec. The Minister also indicated that no authorization certificates for uranium exploration or mining projects in Québec will be issued until the BAPE's independent study is completed and its report is issued.  On Mar. 3, 2014, Québec Environment Minister Yves-François Blanchet announced he granted a mandate to the Bureau d'audiences publiques sur l'environnement (BAPE) to conduct province-wide public hearings regarding the exploration and mining of uranium in Québec.  The inquiry commission's mandate will begin on May 20, 2014, and is for a term of no more than one year. The BAPE's report must be delivered to the Minister by May 20, 2015, and the Minister will then have 60 days to make it public.

Claim Status

All the option terms for the Doran Property have been met and the Company has earned 100% interest in the property subject to Abbastar's interest.  During the year ended December 31, 2012, the Company has allowed certain claims to lapse and at year end held a total of 18 claims.  During the year ended December 31, 2013, a further 15 claims have lapsed to leave 3 claims totaling 165 hectares in good standing.

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

We expended $245,591 in exploration work on the property in fiscal year 2005 and a National Instrument 43-101 compliant report by Eric Ostensoe (P.Geo.) was commissioned.  In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on SEDAR and EDGAR (March 9, 2006) as well as on our website.  We spent $346,166 on drilling and exploration in fiscal 2006 and reported drill results on July 20, 2006.  As well, in July 2006, the Government of Quebec reimbursed our company $57,745 as part of the Province's mining exploration incentive program. This rebate was based upon our 2005 drilling exploration expenses.   In April 2007, an updated NI 43-101 Technical Report was prepared by Michel Proulx, M.Sc., P. Geo and Michel Boilly, Ph.D., P.Geo, both Qualified Persons as that term is described in National Instrument 43-101, and this report was filed on SEDAR by Abbastar Holdings Ltd. on May 2, 2007.
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

1.3            Selected Annual Information

Fiscal year ended	2013 ($)	2012 ($)	2011 ($)
Income/(Loss) before income taxes	28,169	(51,039)	(189,503)
Net Income/(Loss)	28,169	(51,039)	(189,503)
Basic and diluted earning (loss) per share	0.00	(0.00)	(0.02)
Total assets	18,244	5,815	3,910
Long term financial liabilities	Nil	Nil	Nil
Cash dividends declared	N/A	N/A	N/A

1.4            Results of Operations for the Year Ended December 31, 2013

During the year ended December 31, 2013, the Company reported a net income of $28,169 or $0.00 per share, as compared to a net loss of $51,039 or $0.00 per share for the year ended December 31, 2012.  Expenses increased from $72,154 in 2012 to $139,656 in the current year, an increase of $67,502.  This increase was mainly attributable to:
-
consulting fees of $11,750 were incurred during the year ended December 31, 2013 compared to no consulting fees incurred during the year ended December 31, 2012.  The increase in consulting fees was due to the use of consultants to assist with the settlement of the Company's debt during the year which culminated in a gain on settlement of debt of $168,656.

-	received $124,649 from an unrelated party to settle outstanding debts and for working capital purposes.
-	recorded a gain on settlement of debt in the amount of $168,417 for the year ended December 31, 2013.
-
mineral property recovery of $70,169 for the year ended December 31, 2012 compared to no exploration costs during the year ended December 31, 2013.  This change was due to the sale of its interest of the Pires Gold Project in Brazil completed during the previous year.

Overall, the Company's operating expenses increased substantially as compared to the prior year due to the sale of its interest of the Pires Gold Project.  There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations.  Should the Company be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the financial statements.

1.5            Summary of Quarterly Results

In Canadian dollars
	2013	2013	2013	2013	2012	2012	2012	2012
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Loss/(Income) before other items	$66,247	$19,966	$26,117	$27,326	$43,211	$21,829	$26,388	$(19,274)
Net (Income)/Loss	$(102,170)	$20,558	$26,117	$27,326	$23,211	$21,829	$26,388	$(20,389)
Net (Income)/Loss per share	$(0. 01)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$(0.00)

The Company's financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

1.6            Liquidity
As of the date of this report, we have yet to generate any revenues from our business operations.
On December 31, 2013, the Company had $12,948 in cash compared to $1,764 on December 31, 2012. On December 31, 2013, the Company had a working capital deficiency of $169,900 compared to a working capital deficiency of $241,240 on December 31, 2012.

During the year ended December 31, 2013, the Company entered in to loan agreements with a related party for approximately $129,772 which is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.

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

Our auditors have issued a going concern opinion on our audited financial statements for the year ended December 31, 2013.  This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin extracting, processing and selling minerals.  Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties.  That cash must be raised from other sources.  Our only other source for cash at this time is investments by others in Entourage Mining Ltd.  We must raise cash to implement our projects and stay in business.  Even if we raise money, we do not know how long the money will last.  The Company requires financial resources to fund its ongoing costs of operations.

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

As at December 31, 2013, $1,179 (2012 - $6,126) was owing to a former director and a company controlled by a former director of the Company.   The loan is unsecured, non-interest bearing and due on demand.

As at December 31, 2013, $129,772 (2012 - $nil) was owing to a company controlled by a director of the Company.   The loan is unsecured, bears interest at 0.5% per annum compounded annually and is due on demand within 15 days written notice.  As at December 31, 2013, accrued interest of $177 was included in loans payable.

During the year ended December 31, 2013, the Company incurred $45,000 (2012 - $60,000) in management fees to its directors and officers.  Effective April 1, 2012, the directors of the Company agreed to waive their management fees until the Company has the financial resources to extinguish their debt.  In accordance with U.S. GAAP, the Company recorded $42,500 (2012 - $45,000) in management fees as an increase to additional paid-in capital and $2,500 was paid in cash.  The Company also paid $250 to a director which has been included in consulting fees.

During the year ended December 31, 2013, the Company advanced $nil (2012 - $1,001) to a director of the Company for expenses to be incurred.  As at December 31, 2012, this amount was included in prepaid expenses.

The above transactions have been recorded at their exchange amount being the amount of consideration established and agreed to by the related parties.

1.10	Fourth Quarter

Fourth quarter results differ significantly from other quarters due to the gain on forgiveness of debt of $168,417.

1.11            Proposed Transactions

Company is currently in negotiations to acquire Phoenix Media, a graphic design, web development, communication and marketing agency (http://phoenix-m.com/).

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

Income Taxes:

Income taxes are accounted for under the asset and liability method as stipulated by ASC 740.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax basis together with information on operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be reversed or settled.  Under ASC 740, the effect on deferred tax assets and liabilities or a change in tax rate is recognized in income in the period that includes the enactment date.  Deferred tax assets are reduced to estimated amounts to be realized by the use of a valuation allowance.  A valuation allowance is applied when, in management's view, it is more likely than not that such deferred tax will not be utilized.

In the event that an uncertain tax position exists in which the Company could incur income taxes, penalties or interest, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities.  Reserves for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable.  As of December 31, 2013, the Company does not believe it has any uncertain tax positions that would result in the Company incurring a liability to a taxing authorities.

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

Except for transactions with employees and directors, all transactions in which goods or services are the consideration received for the issuance of equity instruments, are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Additionally, the Company has determined that the dates used to value the transaction are either:

(1)  The date at which a commitment for performance by the counter party to earn the equity instruments is established; or
(2)  The date at which the counter party's performance is complete.

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

Common stock equivalents from stock options and warrants were excluded from the calculation of net loss per share for December 31, 2013, 2012 and 2011 as their effect is anti-dilutive.

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

1.14            Financial Instruments and Risk Management

The Company's financial instruments consist of cash, other receivable, accounts payable, loan payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of the Company's current assets and current liabilities are estimated by management to approximate their carrying values based on the immediate or short-term maturity of these instruments.

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

Credit risk
The risk in cash accounts is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.  As at December 31, 2013, the Company does not have significant concentrations of credit exposure.

Interest rate risk
The Company has no significant exposure to interest rate fluctuation risk.

1.15            Other MD & A Requirements

Disclosure of Outstanding Share Capital

	Number of Shares	Amount	Additional Paid In Capital

Authorized
Unlimited common shares, without par value

Issued
Balance, December 31, 2011	10,368,103	$13,321,807	$3,263,866
Issued for mineral properties	300,000	15,000	-
Recognition of management fees waived	3,074,120	153,706	-
	-	-	45,000
Balance, December 31, 2012	13,742,223	$13,490,513	$3,308,866
Recognition of management fees waived	-	-	42,500

Balance, December 31, 2013 and May 30, 2014	13,742,223	$13,490,513	$3,351,366

On March 30, 2012 the Company agreed to purchase the 10% interest earned by Ansell Capital in the Pires Gold Project for $10,000 cash (accrued) and the issuance of 300,000 shares from treasury (issued) with a fair value of $15,000.

On April 13, 2012, the Company announced that it closed a private placement of 3,074,120 units at a price of $0.05 per Unit for gross proceeds of $153,706.  Each Unit consists of one common share of the Company (a "Share") and one-half share purchase warrant exercisable on or before April 13, 2013 at a price of $0.10 per Share and on or before April 13, 2014 at a price of $0.15.

During the year ended December 31, 2012, the Company recorded $45,000 for management fees waived as an increase to contributed surplus.

During the year ended December 31, 2013, the Company recorded $42,500 for management fees waived as an increase to contributed surplus.

Warrants

	Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life
Balance, December 31, 2011	1,613,162	US $0.25	0.07
Issued during the year	1,537,060	$0.15	2.00
Expired during the year	(1,613,162)	$0.25	-
Balance, December 31, 2012 and 2013	1,537,060	$0.15	0.28
Subsequent to year end all of the outstanding warrants expired unexercised.

Stock Options

There has been no activity in number of options outstanding during the year ended December 31, 2012, 2013 or to the date of this MD&A.

The current directors and officers of the Company are:

Ms. Danielle Beauchamp, President, CEO and Director
Mr. Fouad Mallouk, Director
Mr. James A. Turner, Director
Mr. Fred Schiemann, CPA, Chief Financial Officer

Entourage Mining Ltd.

"Danielle Beauchamp"

Danielle Beauchamp
President and Director
May 30, 2014

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
ENTOURAGE MINING LTD.
Dated: May 30, 2014
"Danielle Beauchamp"
Danielle Beauchamp
 CEO, President and Director