Form 20-F/A
period 2013-12-31
ENTOURAGE MINING LTD
filed 2014-06-06
CIK 1239672

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

Large Accelerated Filer [ ]                                                                                                  Accelerated Filer [ ]                                                                      Non-accelerated Filer [x]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [x]                                                      International Financial Reporting Standards as Issued  Other [ ]                                   By the International Accounting Standards Board [ ]

If this is an Annual Report, indicate by a check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  [ ] Yes  [x] No

EXPLANATORY NOTE

The purpose of this Amendment No. 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on June 5, 2014 (the "Form 20-F"), is solely to furnish Exhibit 101 to the Form 20-F. Exhibit 101 providing the financial statements and related notes from the Form 20-F formatted in XBRL (eXtensible Business Reporting Language).

No other changes have been made to Form 20-F. This Amendment No. 1 to Form 20-F continues to speak as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the original Form 20-F.

Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENTOURAGE MINING LTD.

Dated: June 6, 2014

"Danielle Beauchamp"
Danielle Beauchamp
 CEO, President and Director